As filed with the Securities and Exchange Commission on November 9, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ICONIX BRAND GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	11-2481903
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

1450 Broadway

New York, New York 10018

Telephone: (212) 730-0030

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Neil Cole, Chief Executive Officer

Iconix Brand Group, Inc.

1450 Broadway

New York, New York 10018

Telephone: (212) 730-0030

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert J. Mittman, Esq. Elise M. Adams, Esq. Blank Rome LLP 405 Lexington Avenue New York, NY 10174 Telephone: (212) 885-5555 Facsimile: (212) 885-5001	Robert Evans, Esq. Shearman & Sterling, LLP 599 Lexington Avenue New York, NY 10022 Telephone: (212) 848-4000 Facsimile: (212) 848-7179

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:    As soon as practicable on or after the effective date of this Registration Statement.

If any of the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413 (b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, par value $.001 per share(2)	N/A	N/A	$230,000,000	$24,610	(3)

(1)	There are being registered hereunder such indeterminate number of shares of common stock as shall have an aggregate initial offering price not to exceed $230 million, which amount includes $30 million subject to an overallotment option granted to the underwriters. Of such $230 million, an aggregate of up to $150 million may be sold on behalf of the registrant and an aggregate of up to $50 million may be sold on behalf of the selling stockholders, which include members of senior management, referred to herein. The allocation of the underwriters’ overallotment option has not yet been determined.
(2)	Includes preferred share purchase rights. Prior to the occurrence of certain events, the preferred share purchase rights will not be evidenced separately from the common stock.
(3)	Fee calculated pursuant to Rule 457(0) and Section 6(b) of the Securities Act of 1933.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated November 9, 2006

PRELIMINARY PROSPECTUS

             Shares

Iconix Brand Group, Inc.

Common Stock

We are selling              shares of our common stock and the selling stockholders identified in this prospectus, which include members of our senior management, are selling              shares of our common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is quoted on the Nasdaq Global Market under the symbol “ICON.” On November 6, 2006, the last reported sale price of our common stock on the Nasdaq Global Market was $17.02 per share.

Investing in our common stock involves risks that are described in the “ Risk Factors” section beginning on page 8 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$
Proceeds to selling stockholders (before expenses)	$	$

The underwriters may also purchase up to an additional              shares of our common stock (up to              shares from us and up to              shares from certain of the selling stockholders) at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus. The underwriters may exercise this option only to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2006.

Merrill Lynch & Co.	Lehman Brothers

Lazard Capital Markets	Piper Jaffray	Wachovia Securities

The date of this prospectus is                     , 2006.

[INSIDE COVER ARTWORK]

You should rely only on the information contained in this document or other documents to which we have referred you. We have not, and the underwriters have not, authorized any other person or entity to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus regardless of the time of delivery of this prospectus or of any sale of shares. Our business, financial condition, results of operations and prospects may have changed since that date. Except where the context requires otherwise, in this prospectus, the “Company,” “Iconix,” “we,” “us,” and “our” refer to the combined business of Iconix Brand Group, Inc., a Delaware corporation, and all of its consolidated entities.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated by reference into this prospectus and does not contain all of the information you should consider in making your investment decision. To understand this offering fully, you should read this summary together with the more detailed information included elsewhere in, or incorporated by reference into, this prospectus, including our historical consolidated financial statements and the related notes. You should also carefully consider, among other things, the matters discussed in this prospectus in the section entitled “Risk factors.”

Our company

We are a brand management company engaged in licensing, marketing and providing trend direction for our portfolio of owned consumer brands. Our portfolio currently includes nine iconic brands—Candie’s, Bongo, Badgley Mischka, Joe Boxer, Rampage, Mudd, London Fog, Mossimo and Ocean Pacific—which we license directly to leading retailers and wholesalers. Our brands are used in connection with numerous product categories, are distributed across a wide range of distribution channels and are marketed to a broad range of customers worldwide. We seek to maximize the value of our brands by developing innovative marketing campaigns to increase brand awareness and by providing trend direction to our licensees to enhance product appeal.

For the year ended December 31, 2005 and the nine months ended September 30, 2006, we had net revenues of $30.2 million and $53.8 million, respectively, and, as of November 6, 2006, we had over 115 royalty producing licenses with respect to our nine brands. We estimate that products sold in the marketplace under these brands collectively represent in excess of $3.5 billion in net retail sales per year.

Our business model

We believe we have a unique business model. As opposed to operating companies that design, manufacture and distribute product, we transfer these responsibilities to our licensees, allowing us to focus on the core elements of managing brands. As part of our licensing agreements, we maintain significant approval rights with respect to product design, packaging, channel selection and presentation to ensure consistency with our overall brand direction. Our model is further differentiated by our diverse portfolio of brands, which are sold in numerous channels across multiple product categories, as well as by our accelerated growth via acquisitions.

We believe our business model allows us to grow faster and generate higher margins with lower operating risk than under a traditional business model. Key aspects of our model include its:

•	applicability to a broad universe of consumer brands;

•	efficient approach to acquisitions, permitting us to quickly evaluate and integrate brand acquisitions;

•	scalable platform that enables us to add and manage new licenses with a minimal associated increase in infrastructure;

•	predictable base of guaranteed minimum royalties; and

•	low overhead, absence of inventory risk and minimal working capital and capital expenditure requirements.

Our business strengths

Our unique business model differentiates us from other companies and enables us to generate strong financial results. Included in our business strengths are the following:

•	Diversified portfolio of iconic brands: We believe our diverse brand portfolio creates a natural hedge against the risks associated with dependence upon any single brand, product category or distribution channel.

•	Demonstrated ability to increase brand value: We believe we have demonstrated an ability to build brand awareness and increase brand value through creative marketing, unified trend direction and careful selection of our licensees.

•	Broad network of licensees: We maintain a strong, diverse licensee network that enables us to identify and partner with best-in-class retailers and wholesalers who are leaders in their respective channels and/or product categories. This network also enables us to more easily add new licenses and product categories, replace licenses within existing product categories and quickly evaluate potential licensing streams for acquisition opportunities.

•	Proven acquisition approach: Our acquisition approach is unique as we evaluate opportunities based primarily on brand strength and the viability of future royalty streams. This focus allows us to screen a wider pool of consumer brand candidates, identify acquisition targets more quickly and complete our due diligence more efficiently than traditional operating companies. We have made seven acquisitions since October 2004, including six since July 2005.

Our growth strategy

Our objective is to continue building a diversified portfolio of iconic consumer brands by successfully growing our existing portfolio and by adding leading brands that leverage our brand management expertise and existing infrastructure. To achieve our objective, we intend to:

•	extend our existing brands by adding new product categories, expanding the brands’ retail presence and optimizing the sales of their licensees;

•	expand internationally to capitalize on the overseas demand for American culture and brands; and

•	continue acquiring consumer brands with high consumer awareness, broad appeal, applicability to a range of merchandise categories and an ability to diversify our brand portfolio.

Our business model transition

We have a limited history operating solely as a brand management company. Prior to 2003, we operated as a traditional apparel and footwear operating company. Our initial brand was Candie’s, which we acquired in 1993 and then built into one of the most well-recognized junior footwear brands in the United States. In 1995, we began designing, manufacturing, selling and marketing footwear under the Bongo name. From 2003 to 2004, we implemented a shift in our business model from our historic operating model to a brand management model. By the end of 2004, we had eliminated all of our legacy retail and manufacturing operations, reduced our workforce from over 200 to under 40 and entered into our first multi-category retail license agreement with Kohl’s Department Stores, Inc., sometimes referred to herein as Kohl’s, for the exclusive right in the United States to design, manufacture, sell and distribute a broad range of Candie’s products. In October 2004, we also began to expand our consumer brand portfolio and, by November 2006, we had acquired seven additional brands: Badgley Mischka, Joe Boxer, Rampage, Mudd, London Fog, Mossimo and Ocean Pacific.

Recent developments

On October 31, 2006, we acquired all of the capital stock of Mossimo, Inc., a company engaged in the design and licensing of apparel and related products principally under the Mossimo brand, in a merger transaction, sometimes referred to herein as the Mossimo merger. In consideration for such acquisition, we paid the stockholders of Mossimo, Inc. a total of approximately $67.5 million in cash and 3,608,810 shares of our common stock. In addition, if our common stock does not close at or above $18.71 per share for at least 20 consecutive trading days during the 12 months ending October 31, 2007, the recipients of the initial merger consideration will be entitled to receive additional shares of our common stock (the aggregate of which will not exceed 40,965 shares). In connection with this merger, we also paid Cherokee Inc. a total of $33.0 million in cash in consideration for its withdrawal of a proposal it had submitted to acquire the capital stock of, and the termination of its finder’s agreement with Mossimo, Inc. The cash portion of the merger consideration, the related withdrawal/termination fee and the costs and expenses related to the merger were financed through the issuance by one of our subsidiaries of a secured note in the principal amount of $90.0 million, maturing on December 18, 2008, together with approximately $17.5 million of the funds we acquired in the merger.

On November 6, 2006, we acquired certain of the assets of Ocean Pacific Apparel Corp., a subsidiary of Warnaco Group, Inc., related to the Ocean Pacific brand, associated trademarks, intellectual property and related names worldwide. In consideration for these assets, we paid the seller $10.0 million in cash and issued the seller a note in the principal amount of $44.0 million. The note, which is secured by the acquired assets, matures on December 31, 2006 (subject to extension at our option until January 31, 2007 under certain circumstances) and is payable in, at our option, cash or a combination of cash and shares of our common stock. In connection with this acquisition, we assumed 30 licenses, including 15 international licenses. We also entered into a new license agreement with the seller. Pursuant to this license, the seller has the exclusive right to the use of the Ocean Pacific trademark in the United States in connection with the design, manufacture and sale of women’s and juniors swimwear for a period of three years and has guaranteed us certain minimum annual royalties in connection with the use of the license.

Additional information

We were incorporated under the laws of the state of Delaware in 1978. In July 2005, we changed our name from Candies, Inc. to Iconix Brand Group, Inc. Our principal executive offices are located at 1450 Broadway, New York, New York 10018 and our telephone number is (212) 730-0300. Our web site address is www.iconixbrand.com. The information on our web site does not constitute part of this prospectus. We have included our website address in this document as an inactive textual reference only. Candie’s®, Bongo®, Joe Boxer®, Rampage®, Mudd® and London Fog® are the registered trademarks of our wholly-owned subsidiary, IP Holdings LLC; Badgley Mischka® is the registered trademark of our wholly-owned subsidiary, Badgley Mischka Licensing LLC; Mossimo® is the registered trademark of our wholly-owned subsidiary, Mossimo Holdings LLC; and Ocean Pacific® is the registered trademark of our wholly-owned subsidiary, OP Holdings LLC. Each of the other trademarks, trade names or service marks of other companies appearing in this prospectus or information incorporated by reference into this prospectus is the property of its respective owner.

The Offering

Shares of common stock offered by us	shares.

Shares of common stock offered by selling stockholders	shares, including shares to be issued upon exercise of options.

Shares of common stock to be outstanding after this offering	shares.

Use of proceeds

We estimate that the net proceeds from shares sold by us in this offering will be approximately $             million. We intend to use these net proceeds to repay $90.0 million of indebtedness incurred by us in connection with the Mossimo merger and up to $44.0 million of indebtedness incurred by us in connection with the Ocean Pacific brand acquisition and the balance for general corporate purposes. See “Use of Proceeds” for additional information.

We will not receive any proceeds from the sale of shares by the selling stockholders, which include members of our senior management.

Risk factors	See “Risk factors” beginning on page 8 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq Global Market symbol	“ICON”

Overallotment option

We and certain of the selling stockholders have granted the underwriters an option to purchase up to an aggregate of              additional shares of our common stock to cover overallotments, if any. See “Underwriting.”

The number of shares of common stock to be outstanding after this offering is based on the shares outstanding as of November     , 2006 after giving effect to the issuance of the shares to be sold by us in this offering and the shares that will be issued upon exercise of options held by selling stockholders and sold by them in this offering.

Unless otherwise indicated, information contained in this prospectus regarding the number of shares of our common stock outstanding after this offering (a) does not include a maximum of 40,965 shares which may become issuable to the former stockholders of Mossimo, Inc. as additional merger consideration if our common stock does not close at or above $18.71 per share for at least 20 consecutive trading days during the 12 months ending October 31, 2007, (b) assumes no shares are issued by us in repayment of the note issued by us in connection with the Ocean Pacific brand acquisition and (c) does not include an aggregate of up to              additional shares, comprised of:

•	up to shares issuable by us upon exercise of the underwriters’ overallotment option;

•	shares issuable by us upon the exercise of outstanding warrants with a weighted average exercise price of $ per share;

•	shares still issuable by us (after the exercise of options by selling stockholders in connection with this offering) upon exercise of stock options granted under our stock option plans with a weighted average exercise price of $ per share; and

•	shares issuable by us upon exercise of outstanding non-plan stock options with a weighted average exercise price of $ per share.

Summary Consolidated Financial Information

The following tables set forth summary consolidated financial data for the periods and as of the dates indicated. The summary historical consolidated financial data presented as of December 31, 2005 and for the fiscal year ended December 31, 2005, the 11 months ended December 31, 2004 and the fiscal year ended January 31, 2004 have been derived from our historical audited consolidated financial statements, which are included elsewhere in this prospectus. The summary historical consolidated financial data presented as of September 30, 2006 and for the nine month periods ended September 30, 2005 and 2006 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, which in the opinion of our management included all adjustments, consisting of primarily normal recurring adjustments, that we considered necessary for a fair presentation of our financial position and results of operations as of such date and for such unaudited periods. The historical results are not necessarily indicative of results to be expected for future periods, and results for the nine months ended September 30, 2006 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2006.

In December 2004, we determined to change our fiscal year end from January 31 to December 31, effective for the period ending December 31, 2004. As a result, while our most recently completed fiscal year commenced on January 1, 2005 and ended on December 31, 2005, our prior reporting year, which was our transitional period, commenced on February 1, 2004 and ended on December 31, 2004 and was thus reported as an 11-month year.

(In thousands, except per share data)	Fiscal year ended January 31, 2004	11 months ended December 31, 2004(1)	Fiscal year ended December 31, 2005(2)	Nine months ended September 30,
				2005	2006(3)
				(unaudited)
Consolidated statements of operations data:
Net sales	$123,160	$58,427	$—	$—	$—
Licensing and commission revenue	8,217	10,553	30,156	17,792	53,791

Net revenues	131,377	68,980	30,156	17,792	53,791
Selling, general and administrative expenses(4)	30,682	10,154	13,880	9,385	17,572
Operating income (loss)(5)	(8,164)	2,736	14,810	7,411	34,319
Interest expense—net of interest income(6)	3,118	2,495	3,977	2,134	7,991
Net income (loss)	(11,340)	241	15,943 (7)	8,457 (7)	23,648
Earnings (loss) per share:
Basic	$(0.45)	$0.01	$0.51	$0.28	$0.62
Diluted	$(0.45)	$0.01	$0.46	$0.26	$0.54
Weighted average number of common shares outstanding:
Basic	25,181	26,851	31,284	29,859	38,075
Diluted	25,181	28,706	34,773	33,071	43,469

Consolidated statements of cash flow data(8):
Net cash provided by operating activities	$11,163	$4,809	$15,982	$5,627	$18,770

Cash flows used in investing activities:
Purchase of property and equipment	$(248)	$(30)	$(731)	$(26)	$(558)
Proceeds from sale of equity securities of other entities	—	—	110	—	—
Purchases of equity securities of other entities	—	—	(663)	—	(78)
Acquisition of Badgley Mischka	—	(372)	—	—	—
Acquisition of Joe Boxer	—	—	(40,755)	(40,100)	—
Acquisition of Rampage	—	—	(26,159)	(25,850)	—
Acquisition of Mudd	—	—	—	—	(45,000)
Purchase of London Fog trademarks	—	—	—	—	(31,522)
Purchase of other trademarks	—	(19)	(320)	(247)	(1,269)

Net cash used in investing activities	$(248)	$(421)	$(68,518)	$(66,223)	$(78,427)

Net cash (used in) provided by financing activities	$(10,543)	$(6,391)	$59,861	$67,205	$57,264

(1)	We acquired the Badgley Mischka brand in October 2004.
(2)	We acquired the Joe Boxer and Rampage brands in July 2005 and September 2005, respectively.
(3)	We acquired the Mudd brand in April 2006 and purchased the London Fog trademarks in August 2006.
(4)	Net of reductions related to shortfall payments arising from the former management agreement between our wholly-owned subsidiary, Unzipped Apparel, LLC, referred to herein as Unzipped, and Sweet Sportswear LLC of $1.6 million in the year ended January 31, 2004, $7.6 million (net of $685,000 recorded as a reserve pending the outcome of our litigation relating to Unzipped) in the 11 months ended December 31, 2004 and $438,000 in the year ended December 31, 2005 and the nine months ended September 30, 2005. See “Business—Legal proceedings.”
(5)	Includes special charges of $4.6 million in the year ended January 31, 2004, $295,000 in the 11 months ended December 31, 2004, $1.5 million in the year ended December 31, 2005, $996,000 in the nine months ended September 30, 2005 and $1.9 million in the nine months ended September 30, 2006.

(6)	Net of interest income of $36,000 in the year ended January 31, 2004, $24,000 in the 11 months ended December 31, 2004, $295,000 in the year ended December 31, 2005, $89,000 in the nine months ended September 30, 2005 and $629,000 in the nine months ended September 30, 2006.
(7)	During the year ended December 31, 2005 and the nine months ended September 30, 2005, we recognized a net non-cash tax benefit of $5.0 million and $3.2 million, respectively, by reducing the valuation allowance on the deferred tax asset related to our net operating loss carryforwards.
(8)	The cash flow information provided in this table is incomplete in that it does not show the individual components of net cash provided by operating activities or net cash provided by financing activities and should be read in the context of the complete cash flow statements included in our financial statements, which appear elsewhere in this prospectus.

Consolidated balance sheet data (in thousands):

		As of September 30, 2006 (unaudited)
	As of December 31, 2005	Actual	Pro forma	Pro forma as adjusted	Pro forma as further adjusted for this offering
Cash and cash equivalents(1)	$11,687	$21,255	$36,413	$26,080	$
Working capital (deficit)	$(4,388)	$2,124	$122	$(55,011)	$
Total assets	$217,244	$383,564	$605,196	$651,380	$
Total current liabilities	$26,733	$39,728	$63,420	$108,220	$
Long term debt, less current portion	$85,414	$144,882	$224,382	$224,382	$
Other liabilities	$4,201	$7,939	$56,939	$56,939	$
Stockholders’ equity	$100,896	$191,015	$260,455	$261,839	$

(1)	Including restricted cash of $4.1 million at December 31, 2005 and $16.1 million at September 30, 2006.

The “pro forma” information included in the above summary balance sheet data as of September 30, 2006 gives effect, at that date, to the October 2006 Mossimo merger, including our financing of the merger and of a related settlement/termination fee. See “Unaudited pro forma condensed combined financial statements” for additional pro forma information with respect to the Mossimo merger.

The “pro forma as adjusted” information included in the above summary balance sheet data as of September 30, 2006 gives effect, at that date, to the foregoing adjustments and to our November 2006 acquisition of the Ocean Pacific trademarks and related intellectual property assets. See “Management’s discussion and analysis of financial condition and results of operations—recent acquisitions.”

The “pro forma as further adjusted for this offering” information included in the above summary balance sheet data as of September 30, 2006 gives effect, at that date, to all of the foregoing adjustments and to the following events:

•	our sale of shares of common stock in this offering at an assumed public offering price of $ per share; and

•	our receipt of the estimated net proceeds therefrom, after deducting the underwriting discount and commissions and other expenses of this offering, giving effect to our repayment from such proceeds of the $90.0 million note issued by our subsidiary, Mossimo Holdings, in connection with the Mossimo merger and assuming our repayment from such proceeds of all $44.0 million of the indebtedness incurred by us in connection with the Ocean Pacific brand acquisition. See “Use of Proceeds.”

RISK FACTORS

Any investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with all the other information contained in, or incorporated by reference into, this prospectus, including the historical consolidated financial statements and related notes and pro forma financial information, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, operating results and future growth prospects could be materially and adversely affected. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our financial condition. Any adverse effect on our business, financial condition or operating results could result in a decline in the trading price of our common stock and your loss of all or part of your investment.

Risks related to our operations

Our current business model is new and our operating history as a brand management company is limited, which makes it difficult to evaluate our current business and future prospects.

We began our transition in 2003 from a procurer of manufacturing, seller and marketer of footwear and jeanswear products to a brand management company that owns, licenses and manages its own consumer brands. We only completed the elimination of our retail and manufacturing operations in mid-2004 and, therefore, have operated solely as a brand management company for only eight quarters, including only one full reporting fiscal year, which makes it difficult to evaluate our ability to successfully manage and grow our business long-term. Furthermore, our business model depends on a number of factors for its continued success, including the continued market acceptance of our brands, the production and sale of quality products by our licensees and the expansion of our brand portfolio through the acquisition of additional brands and the growth of our existing brands. While we believe our diversified brand portfolio protects us from the underperformance of any one brand and that we will be able to continue our growth through continued development of our existing brands, through the acquisition of additional brands and by expanding internationally, we cannot guarantee the continued success of our business.

The failure of our licensees to adequately produce, market and sell products bearing our brand names in their license categories could result in a decline in our results of operations.

We are no longer directly engaged in the sale of branded products and, consequently, our revenues are now almost entirely dependent on royalty payments made to us under our licensing agreements. Although the licensing agreements for our brands usually require the advance payment to us of a portion of the licensing fees and provide for guaranteed minimum royalty payments to us, the failure of our licensees to satisfy their obligations under these agreements or their inability to operate successfully or at all, could result in their breach, and/or the early termination, of such agreements, their non-renewal of such agreements or our decision to reduce their guaranteed minimums, thereby eliminating some or all of that stream of revenue. Moreover, during the terms of the license agreements, we are substantially dependent upon the abilities of our licensees to maintain the quality and marketability of the products bearing our trademarks, as their failure to do so could materially tarnish our brands, thereby harming our future growth and prospects. In addition, the failure of our licensees to meet their production, manufacturing and distribution requirements could cause a decline in their sales and potentially decrease the amount of royalty payments (over and above the guaranteed minimums) due to us. This, in turn, could decrease our revenues. Moreover, the concurrent failure by several of our material licensees to meet their financial obligations to us could jeopardize our ability to meet the debt service coverage ratio required in connection with the asset-backed notes issued by our subsidiary, IP Holdings, which would give the note holders the right to foreclose on the Candie’s, Bongo, Joe Boxer, Rampage, Mudd and London Fog trademarks and other related intellectual property assets securing such debt.

Our business is dependent on continued market acceptance of our trademarks and the products of our licensees bearing these brands.

Although our licensees guarantee minimum net sales and minimum royalties to us, a failure of our trademarks or of products utilizing our trademarks to achieve or maintain market acceptance could cause a reduction of our licensing revenues. Such failure could also cause the devaluation of our trademarks, which are our primary assets, making it more difficult for us to renew our current licenses upon their expiration or enter into new or additional licenses for our trademarks. In addition, if such devaluation of our trademarks were to occur, a material impairment in the carrying value of one or more of our trademarks could also occur and be charged as an expense to our operating results. Continued market acceptance of our trademarks and our licensees’ products, as well as market acceptance of any future products bearing our trademarks, is subject to a high degree of uncertainty, made more so by constantly changing consumer tastes and preferences. Maintaining market acceptance of our licensees’ products and creating market acceptance of new products and categories of products bearing our marks will require our continuing and substantial marketing and product development efforts, which may, from time to time, also include our expenditure of significant additional funds, to keep pace with changing consumer demands. Additional marketing efforts and expenditures may not, however, result in either increased market acceptance of, or additional licenses for, our trademarks or increased market acceptance, or sales, of our licensees’ products. Furthermore, while we believe that we currently maintain sufficient control over the products our licensees’ produce under our brand names through the provision of trend direction and our right to preview and approve a majority of such products, including their presentation and packaging, we do not actually design or manufacture our licensed products and therefore have more limited control over such products’ quality and design than a traditional product manufacturer might have.

Our existing and future debt obligations could impair our liquidity and financial condition, and in the event we are unable to meet our debt obligations we could lose title to our trademarks.

As of September 30, 2006, we had total consolidated debt of approximately $170.4 million (approximately $304.4 million after giving pro forma effect to the note issued by our subsidiary, Mossimo Holdings, in connection with the Mossimo merger and the note issued by us in connection with the Ocean Pacific brand acquisition) and had working capital of $2.1 million. Of such debt, as of September 30, 2006, approximately $159.9 million represented the principal amount outstanding under the asset-backed notes issued by our subsidiary, IP Holdings. The payment of the principal and interest on these asset-backed notes is made from amounts received by IP Holdings under license agreements with the various licensees of its intellectual property assets, all of which assets also serve as security under the notes. In addition, the $90.0 million note issued by Mossimo Holdings in connection with the Mossimo merger is secured by the Mossimo trademarks, license agreements and other related intellectual property assets and the $44.0 million note issued by us in connection with the Ocean Pacific brand acquisition is secured by the Ocean Pacific trademarks, license agreements and other related intellectual property assets. We may also assume or incur additional debt, including secured debt, in the future in connection with, or to fund, future acquisitions. Our debt obligations:

•	could impair our liquidity;

•	could make it more difficult for us to satisfy our other obligations;

•	require us to dedicate a substantial portion of our cash flow to payments on our debt obligations, which reduces the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;

•	could impede us from obtaining additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes;

•	make us more vulnerable in the event of a downturn in our business prospects and could limit our flexibility to plan for, or react to, changes in our licensing markets; and

•	place us at a competitive disadvantage when compared to our competitors who have less debt.

While we believe that by virtue of the guaranteed minimum royalty payments due to us under our licenses we will generate sufficient revenues from our licensing operations to satisfy our obligations for the foreseeable future, in the event that we were to fail in the future to make any required payment under agreements governing our indebtedness or fail to comply with the financial and operating covenants contained in those agreements, we would be in default regarding that indebtedness. A debt default could significantly diminish the market value and marketability of our common stock and could result in the acceleration of the payment obligations under all or a portion of our consolidated indebtedness. In the case of IP Holdings’ asset-backed notes, it would also enable the holders of such notes to foreclose on the assets securing such notes, including the Candie’s, Bongo, Joe Boxer, Rampage, Mudd and London Brand trademarks, and in the case of the note issued in connection with the Mossimo merger and the note issued in connection with the Ocean Pacific brand acquisition, it would enable the holders of such notes to foreclose on the assets securing such notes, including the Mossimo and Ocean Pacific trademarks, respectively.

We have a material amount of goodwill and other intangible assets, including our trademarks, recorded on our balance sheet. As a result of changes in market conditions and declines in the estimated fair value of these assets, we may, in the future, be required to write down a portion of this goodwill and other intangible assets and such write-down would, as applicable, either decrease our profitability or increase our net loss.

As of September 30, 2006, goodwill represented approximately $42.5 million, or 11% of our total assets, and other intangible assets represented approximately $267.9 million, or 70% of our total assets. Under Statement of Financial Accounting Standard No. 142, or SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and indefinite lived intangible assets, including some of our trademarks, are no longer amortized, but instead are subject to impairment evaluation based on related estimated fair values, with such testing to be done at least annually. While, to date, no impairment write-downs have been necessary, any write-down of goodwill or intangible assets resulting from future periodic evaluations would, as applicable, either decrease our net income or increase our net loss and those decreases or increases could be material.

A substantial portion of our licensing revenue is concentrated with three retailers such that the loss of any of such licensees could decrease our revenue and impair our cash flows.

Our licenses with Kohl’s and Kmart Corporation, a subsidiary of Sears Holdings Corp., were our two largest licenses during the nine months ended September 30, 2006, representing approximately 16% and 26%, respectively, of our total revenue for such period. In addition, in connection with the Mossimo merger in October 2006, we acquired a license agreement with Target Corporation. Assuming, on a pro forma basis, that the Mossimo merger had been completed as of January 1, 2006, revenue under the Kohl’s, Kmart and Target licenses would have collectively represented approximately 50% of our total pro forma revenue for the nine months ended September 30, 2006. Our license agreement with Kohl’s grants it the exclusive U.S. license with respect to the Candie’s trademark for a wide variety of product categories for an initial term expiring in January 2011. Our license agreement with Kmart grants it the exclusive U.S. license with respect to the Joe Boxer trademark for a wide variety of product categories for an initial term expiring in December 2010. Finally, our license agreement with Target grants it the exclusive U.S. license with respect to the Mossimo trademark for substantially all Mossimo-branded products for a term currently expiring in January 2010. Because we are dependent on these licensees for a significant portion of our licensing revenue, if any of them were to have financial difficulties affecting its ability to make guaranteed payments, or if any of these licensees decides not to renew or extend its existing agreement with us, our revenue and cash flows could be reduced substantially. In addition, as of September 2006, Kmart had not approached the sales levels of Joe Boxer products needed to trigger royalty payments in excess of its guaranteed minimums since 2004, and, as a result, when we entered into the current license agreement with Kmart in September 2006 expanding its distribution to include Sears stores and extending its term from December 2007 to December 2010, we agreed to reduce its guaranteed annual royalty minimums by approximately half, as a result of which our revenues from this license, at least for the short term, will likely be substantially reduced.

Our license agreement with Target could be terminated by Target in the event we were to lose the services of Mossimo Giannulli as our creative director with respect to Mossimo-branded products, thereby significantly decreasing our expected revenues and cash flows.

While we believe that there has been significant consumer acceptance of products sold under our newly-acquired Mossimo brand as a stand-alone brand, the image and reputation of Mossimo Giannulli, the creator of the brand, remain important factors to Target, the brand’s primary licensee. Target has the right under its license agreement with us to terminate the agreement if Mr. Giannulli’s services as our creative director for Mossimo-branded products are no longer available to us, upon his death or permanent disability or in the event a morals clause in the agreement relating to his future actions and behavior is breached. Although we have entered into an agreement with Mr. Giannulli in which he has agreed to continue to provide us with his creative director services, including those required under the Target license, for an initial term expiring in January 31, 2010, there can be no assurance that he will continue to do so or that in the event we were to lose such services, Target would continue its license agreement with us. The loss of the Target license would significantly decrease our expected revenues and cash flows until we were able to enter into one or more replacement licenses.

If we are unable to identify and successfully acquire additional trademarks, our growth may be limited, and, even if additional trademarks are acquired, we may not realize any anticipated benefits.

A key component of our growth strategy is the acquisition of additional trademarks. If competitors pursue our brand management model, acquisitions could become more expensive and suitable acquisition candidates more difficult to find. In addition, even if we successfully acquire additional trademarks, we may not be able to achieve or maintain profitability levels that justify our investment in, or realize planned benefits with respect to, those additional brands. Although we seek to temper our acquisition risks by following acquisition guidelines relating to the existing strength of the brand, its diversification benefits to us, its potential licensing scale and the projected rate of return on our investment, acquisitions, whether they be of additional intellectual property assets or of the companies that own them, entail numerous risks, any of which could detrimentally affect our results of operations and/or the value of our equity. These risks include, among others:

•	unanticipated costs;

•	negative effects on reported results of operations from acquisition related charges and amortization of acquired intangibles;

•	diversion of management’s attention from other business concerns;

•	the challenges of maintaining focus on, and continuing to execute, core strategies and business plans as our brand and license portfolio grows and becomes more diversified;

•	adverse effects on existing licensing relationships; and

•	risks of entering new domestic and international licensing markets (whether it be with respect to new licensed product categories or new licensed product distribution channels) or markets in which we have limited prior experience.

Acquiring additional trademarks could also have a significant effect on our financial position and could cause substantial fluctuations in our quarterly and yearly operating results. Acquisitions could result in the recording of significant goodwill and intangible assets on our financial statements, the amortization or impairment of which would reduce our reported earnings in subsequent years. Moreover, as discussed below, our ability to grow through the acquisition of additional trademarks will also depend on the availability of capital to complete the necessary acquisition arrangements. Any issuance by us of shares of our common stock as equity consideration in future acquisitions could dilute our common stock because it could reduce our earnings per share, and any such dilution could reduce the market price of our common stock unless and until we were able to achieve revenue growth or cost savings and other business economies sufficient to offset the effect of such an issuance. As a result, there is no guarantee that our stockholders will achieve greater returns as a result of any future acquisitions we complete.

We may require additional capital to finance the acquisition of additional brands and our inability to raise such capital on beneficial terms or at all could restrict our growth.

We may in the future require additional capital to help fund all or part of potential trademark acquisitions. If, at the time required, we have not generated sufficient cash from operations to finance those additional capital needs, we will need to raise additional funds through equity and/or debt financing. We cannot assure you that, if and when needed, additional financing will be available to us on acceptable terms or at all. If additional capital is needed and is either unavailable or cost prohibitive, our growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our expansion plans. In addition, any additional financing we undertake could impose covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital, our existing stockholders may experience dilution or the new securities may have rights senior to those of our common stock.

Our licensees are subject to risks and uncertainties of foreign manufacturing that could interrupt their operations or increase their operating costs thereby affecting their ability to deliver goods to the market, reduce or delay their sales and decrease our potential royalty revenues.

Substantially all of the products sold by our licensees are manufactured overseas. There are substantial risks associated with foreign manufacturing, including changes in laws relating to quotas, and the payment of tariffs and duties, fluctuations in foreign currency exchange rates, shipping delays and international political, regulatory and economic developments, any of which could increase our licensees’ operating costs. Our licensees also import finished products and assume all risk of loss and damage with respect to these goods once they are shipped by their suppliers. If these goods are destroyed or damaged during shipment, the revenues of our licensees, and thus our royalty revenues over and above the guaranteed minimums, could be reduced as a result of our licensees’ inability to deliver or their delay in delivering their products.

Because of the intense competition within our licensees’ markets and the strength of some of their competitors, we and our licensees may not be able to continue to compete successfully.

Currently, most of our trademark licenses are for products in the apparel, footwear and fashion industries, in which industries our licensees face intense and substantial competition, including from our other brands and licensees. In general, competitive factors include quality, price, style, name recognition and service. In addition, various fads and the limited availability of shelf space could affect competition for our licensees’ products. Many of our licensees’ competitors have greater financial, distribution, marketing and other resources than our licensees and have achieved significant name recognition for their brand names. Our licensees may be unable to successfully compete in the markets for their products, and we may not be able to continue to compete successfully with respect to our licensing arrangements.

If our competition for retail licenses and brand acquisitions increases, our growth plans could be slowed.

We may face increasing competition in the future for retail licenses as other companies owning established brands may decide to enter into licensing arrangements with retailers similar to the ones we currently have in place. Furthermore, our current or potential retailer licensees may decide to develop or purchase brands rather than maintain or enter into license agreements with us. We also compete with traditional apparel and consumer brand companies and with other brand management companies for brand acquisitions. If our competition for retail licenses and brand acquisitions increases, it may take us longer to procure additional retail licenses and/or acquire additional brands, which could slow down our growth rate.

Our failure to protect our proprietary rights could compromise our competitive position and decrease the value of our brands.

We own, through our wholly-owned subsidiaries, U.S. federal trademark registrations and foreign trademark registrations for our brands that are vital to the success and further growth of our business and which we believe have significant value. We monitor on an ongoing basis unauthorized filings of our trademarks and imitations thereof, and rely primarily upon a combination of trademarks, copyrights and contractual restrictions to protect and enforce our intellectual property rights domestically and internationally. We believe that such measures afford only limited protection and, accordingly, there can be no assurance that the actions taken by us to establish, protect and enforce our trademarks and other proprietary rights will prevent infringement of our intellectual property rights by others, or prevent the loss of licensing revenue or other damages caused therefrom.

For instance, despite our efforts to protect and enforce our intellectual property rights, unauthorized parties may attempt to copy aspects of our intellectual property, which could harm the reputation of our brands, decrease their value and/or cause a decline in our licensees’ sales and thus our revenues. Further, we and our licensees may not be able to detect infringement of our intellectual property rights quickly or at all, and at times we or our licensees may not be successful combating counterfeit, infringing or knockoff products, thereby damaging our competitive position. In addition, we depend upon the laws of the countries where our licensees’ products are sold to protect our intellectual property. Intellectual property rights may be unavailable or limited in some countries because standards of registerability vary internationally. Consequently, in certain foreign jurisdictions, we have elected or may elect not to apply for trademark registrations. Further, trademark protection may not be available in every country where our licensees’ products are sold. While we generally apply for trademarks in most countries where we license or intend to license our trademarks, we may not accurately predict all of the countries where trademark protection will ultimately be desirable. If we fail to timely file a trademark application in any such country, we will likely be precluded from doing so at a later date. Failure to adequately pursue and enforce our trademark rights could damage our brands, enable others to compete with our brands and impair our ability to compete effectively.

In addition, in the future, we may be required to assert infringement claims against third parties, and there can be no assurance that one or more parties will not assert infringement claims against us. Any resulting litigation or proceeding could result in significant expense to us and divert the efforts of our management personnel, whether or not such litigation or proceeding is determined in our favor. In addition, to the extent that any of our trademarks were ever deemed to violate the proprietary rights of others in any litigation or proceeding or as a result of any claim, we may be prevented from using them, which could cause a termination of our licensing arrangements, and thus our revenue stream, with respect to those trademarks. Litigation could also result in a judgment or monetary damages being levied against us.

We are dependent upon our president and other key executives. If we lose the services of these individuals we may not be able to fully implement our business plan and future growth strategy, which would harm our business and prospects.

Our successful transition from a manufacturer and marketer of footwear and jeanswear to a licensor of intellectual property is largely due to the efforts of Neil Cole, our president, chief executive officer and chairman. Our continued success is largely dependent upon his continued efforts and those of the other key executives he has assembled. Although we have entered into an employment agreement with Mr. Cole, expiring on December 31, 2007, as well as employment agreements with other of our key executives, there is no guarantee that we will not lose their services. To the extent that any of their services become unavailable to us, we will be required to hire other qualified executives, and we may not be successful in finding or hiring adequate replacements. This could impede our ability to fully implement our business plan and future growth strategy, which would harm our business and prospects.

We are currently in litigation that could negatively impact our financial results.

We are currently a plaintiff and cross-defendant in a litigation pending in California state court involving our wholly-owned subsidiary, Unzipped, a defendant in a litigation pending in federal district court in New York involving a former supplier and a defendant in a litigation pending in New York state court involving one of our licensees. Even if we prevail on all counts in these actions, the costs of these litigation matters have been and are expected to continue to be high, not only in absolute terms but also because they divert available cash and personnel resources from our business affairs. Moreover, if we are ultimately required to pay the monetary damages sought from us in these actions, or if it is adjudicated that our contractual rights concerning Unzipped are invalid, our operating results and profitability would be reduced.

Until recently we incurred losses on a consistent basis and we may not be able to sustain our profitability in the future.

Although we have consistently recorded net income in connection with our new business model, we cannot guarantee you that we will continue to be profitable in the future. Prior to our transition to a brand management company in 2004, we consistently sustained net losses, including net losses of $11.3 million, $3.9 million and $2.3 million in the fiscal years ended January 31, 2004, 2003 and 2002, respectively.

Changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results.

Our future effective tax rates could be adversely affected by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws or interpretations thereof. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of recovering the amount of deferred tax assets recorded on the balance sheet and the likelihood of adverse outcomes resulting from examinations by various taxing authorities in order to determine the adequacy of our provision for income taxes. We cannot guarantee that the outcomes of these evaluations and continuous examinations will not harm our reported operating results and financial conditions.

Risks related to our securities

The market price of our common stock has been, and may continue to be, volatile, which could reduce the market price of our common stock.

The publicly traded shares of our common stock have experienced, and may continue to experience, significant price and volume fluctuations. This market volatility could reduce the market price of our common stock, regardless of our operating performance. In addition, the trading price of our common stock could change significantly over short periods of time in response to actual or anticipated variations in our quarterly operating results, announcements by us, our licensees or our respective competitors, factors affecting our licensees’ markets generally and/or changes in national or regional economic conditions, making it more difficult for shares of our common stock to be sold at a favorable price or at all. The market price of our common stock could also be reduced by general market price declines or market volatility in the future or future declines or volatility in the prices of stocks for companies in the trademark licensing business or companies in the industries in which our licensees compete.

Future sales of our common stock may cause the prevailing market price of our shares to decrease.

We have issued a substantial number of shares of common stock that are eligible for resale under Rule 144 of the Securities Act and that may become freely tradable. We have also already registered a substantial number of shares of common stock that are issuable upon the exercise of options and warrants and have registered for resale a substantial number of restricted shares of common stock issued in connection with our acquisitions. If the holders of our options and warrants choose to exercise their purchase rights and sell the underlying shares of common stock in the public market, or if holders of currently restricted shares of our common stock choose to sell such shares in the public market under Rule 144 or otherwise, the prevailing market price for our common stock may decline. The sale of shares issued upon the exercise of our derivative securities could also further dilute the holdings of our existing stockholders. In addition, future public sales of shares of our common stock could impair our ability to raise capital by offering equity securities.

Provisions in our charter and in our share purchase rights plan and Delaware law could make it more difficult for a third party to acquire us, discourage a takeover and adversely affect existing stockholders.

Certain provisions of our certificate of incorporation and our share purchase rights plan, either alone or in combination with each other, could have the effect of making more difficult, delaying or deterring unsolicited attempts by others to obtain control of our company, even when these attempts may be in the best interests of our stockholders. Our certificate of incorporation authorizes 75,000,000 shares of common stock to be issued. Based on our outstanding capitalization at November     , 2006, after giving effect to this offering and assuming the exercise of all outstanding options and warrants, there are still a total of approximately              shares of common stock available for issuance by our board of directors without stockholder approval. Our certificate of incorporation also authorizes our board of directors, without stockholder approval, to issue up to 5,000,000 shares of preferred stock, in one or more series, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of our common stock, none of which has been issued to date. Furthermore, under our share purchase rights plan, often referred to as a “poison pill,” if anyone acquires 15% or more of our outstanding shares, all of our stockholders (other than the acquirer) have the right to purchase additional shares of our common stock for a fixed price. We are also subject to the provisions of Section 203 of the Delaware General Corporation Law, which could prevent us from engaging in a business combination with a 15% or greater stockholder for a period of three years from the date it acquired that status unless appropriate board or stockholder approvals are obtained.

These provisions could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over the then current market price. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.

We do not anticipate paying cash dividends on our common stock. Investors in this offering may never obtain a return on their investment.

You should not rely on an investment in our common stock to provide dividend income, as we have not paid any cash dividends on our common stock and do not plan to pay any in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing licensing operations, further develop our trademarks and finance the acquisition of additional trademarks. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” based on our current expectations, assumptions, estimates and projections about our business and our industry. These statements include those relating to future events, performance and/or achievements, and include those relating to, among other things:

•	future revenues, expenses and profitability;

•	the future development and expected growth of our business;

•	projected capital expenditures;

•	future outcomes of litigation and/or regulatory proceedings;

•	competition;

•	expectations regarding the retail sales environment;

•	continued market acceptance of our current brands and our ability to market and license brands we acquire;

•	our ability to continue identifying, pursuing and making acquisitions;

•	the ability of our current licensees to continue executing their business plans with respect to their product lines; and

•	our ability to continue sourcing licensees that can design, distribute, manufacture and sell their own product lines.

We have attempted to identify forward-looking statements by the use of words such as “may,” “should,” “will,” “could,” “estimate,” “project,” “predict,” “potential,” “continue,” “anticipate,” “believe,” “plan,” “seek,” “expect,” “future” and “intend” or the negative of these terms or other comparable expressions which are intended to identify forward-looking statements. These statements are only predictions and are not guarantees of future performance. They are subject to known and unknown risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause our actual results to differ materially from those expressed or forecasted in, or implied by, the forward-looking statements. In evaluating these forward-looking statements, you should carefully consider the risks and uncertainties described in “Risk factors” above and elsewhere in this prospectus or in documents incorporated by reference herein. These forward-looking statements reflect our view only as of the date of this prospectus. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in, or implied by, these forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements and risk factors contained in this prospectus or in documents incorporated by reference herein.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the              shares we are offering in this offering will be approximately $             million ($             million in the event the underwriters’ overallotment option is exercised in full), based on an assumed offering price of $             per share and after deducting underwriting discounts and commissions and approximately $             of estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders, which include members of our senior management. See “Selling Stockholders.”

We intend to use the net proceeds from this offering:

•	to repay the $90.0 million principal amount of indebtedness outstanding under the secured note issued by our subsidiary, Mossimo Holdings, to Merrill Lynch Mortgage Capital Inc. on October 31, 2006 in connection with the Mossimo merger, which matures on December 18, 2008 and bears interest at a variable rate equal to the three-month LIBOR plus 5.125% per annum (see “Underwriting—Other relationships”);

•	to repay all or a portion of the $44.0 million principal amount of indebtedness outstanding under the secured note issued by us to the sellers as part of the purchase price for the Ocean Pacific brand acquisition, the terms of which are set forth below; and

•	for general corporate purposes.

The note issued by us to finance the Ocean Pacific brand acquisition bears interest at the rate of 7% per annum and matures, at our option, on either (a) December 31, 2006, in which case it is payable, in cash or through a combination of shares of our common stock and at least $17.0 million in cash, on or prior to such date, or (b) January 31, 2007, provided we repay at least $25.0 million in cash on or prior to December 31, 2006 and the remaining balance, in cash or through a combination of shares of our common stock and at least $5.5 million in cash, on or prior to such date.

If this offering is consummated on or prior to December 31, 2006, we intend to repay the indebtedness outstanding under the Ocean Pacific note in full. If this offering is not consummated by December 31, 2006 and we exercise our option to repay only $25.0 million of the note on December 31, 2006 and to satisfy the $19.0 million balance of the note on the earlier of the consummation of this offering and January 31, 2007, we may fund the December payment through the issuance by our subsidiary, OP Holdings, of a secured note to Merrill Lynch Mortgage Capital Inc. in the principal amount of $25.0 million. The terms of such secured note to Merrill Lynch Mortgage Capital would be similar to the Mossimo Holdings note described above. We have already received a commitment letter from Merrill Lynch Mortgage Capital for such funding, subject to our satisfaction of certain conditions and the negotiation of definitive loan documentation. In such event, upon the consummation of this offering, we would likely use proceeds from this offering to repay the $25.0 million note to Merrill Lynch Mortgage Capital as well as the cash portion (which would be at least $5.5 million) of our final $19.0 million payment under the Ocean Pacific note. If this offering is not consummated by December 31, 2006 and we elect to satisfy all of our obligations under the Ocean Pacific note on December 31, 2006, either with cash or with cash and shares of our common stock, we may still fund up to $25.0 million of the cash portion of the Ocean Pacific note through our commitment letter from Merrill Lynch Mortgage Capital and repay such funding upon the consummation, and from the proceeds of, this offering. (see “Underwriting—other relationships”).

Pending the application of such proceeds, we expect to invest the proceeds in short-term, interest bearing, investment-grade marketable securities or money market obligations.

PRICE RANGE OF OUR COMMON STOCK

Our common stock, $0.001 par value per share, our only class of common equity, has been quoted on the Nasdaq Global Market under the symbol “ICON” since we changed our name from Candies, Inc. to Iconix Brand Group, Inc. on July 1, 2005. Prior to that time, our common stock was quoted on the Nasdaq Global Market under the symbol “CAND” commencing as of January 22, 1990. The following table sets forth the high and low sales prices per share of our common stock for the periods indicated, as reported on the Nasdaq Global Market:

	High	Low
Year ending December 31, 2006
Fourth Quarter (through November 6, 2006)	$19.18	$14.49
Third Quarter	17.00	12.64
Second Quarter	18.09	13.70
First Quarter	14.89	9.51
Year ended December 31, 2005
Fourth Quarter	$10.64	$7.66
Third Quarter	10.21	6.30
Second Quarter	6.98	4.16
First Quarter	5.50	4.25
11 months ended December 31, 2004
Fourth Quarter	$6.34	$4.20
Third Quarter	4.95	2.46
Second Quarter	3.04	2.15
First Quarter	2.88	2.00

As of November 6, 2006, the closing sale price of our common stock as reported on the Nasdaq Global Market was $17.02 per share. As of November 6, 2006, there were 2,401 holders of record of our common stock, not including beneficial owners of shares registered in nominee or “street name” on such date.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and we do not anticipate paying any such cash dividends in the foreseeable future. Payment of cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Our ability to pay dividends on our common stock may also be prohibited by our current and future indebtedness.

CAPITALIZATION

The following table presents our consolidated cash and cash equivalents, short-term debt and capitalization as of September 30, 2006, as follows:

•	on an actual basis;

•	on a “pro forma” basis giving effect at such date to the Mossimo merger, including our financing of the merger and of a related settlement/termination fee (see “Unaudited pro forma condensed combined financial statements”);

•	on a “pro forma as adjusted” basis giving effect at such date to the foregoing and to our acquisition of the Ocean Pacific trademarks and related intellectual property (see “Management’s discussion and analysis of financial condition and results of operations—recent acquisitions”); and

•	on a “pro forma as further adjusted for this offering” basis to reflect the foregoing as well as our receipt of the estimated net proceeds from the sale by us in this offering of shares of our common stock, after (a) deducting the underwriting discount and commissions and the estimated offering expenses payable by us, (b) giving effect to our repayment from such proceeds of the $90.0 million of indebtedness incurred by us in connection with the Mossimo merger and (c) assuming our repayment from such proceeds of all $44.0 million of the indebtedness incurred by us in connection with the Ocean Pacific brand acquisition. See “Use of proceeds.”

You should read this table together with “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes that are included in, or incorporated by reference into, this prospectus:

(In thousands, except par value)	As of September 30, 2006
	Actual	Pro forma	Pro forma as adjusted	Pro forma as further adjusted for this offering
Cash and cash equivalents, including $16,100 of restricted cash	$21,255	$36,413	$26,080	$

Short-term debt, excluding current maturities of long-term debt	$750	$750	$44,750	$

Long-term debt, including current maturities:
Asset-backed notes	$159,942	$159,942	$159,942	$
Kmart note	7,377	7,377	7,377
Sweet note	3,112	3,112	3,112
Mossimo Holdings note	—	90,000	90,000

Total	170,431	260,431	260,431

Stockholders’ equity:
Preferred stock, $0.01 par value, 5,000 shares authorized and none issued and outstanding (actual, pro forma, pro forma as adjusted and pro forma as further adjusted)	—	—	—		—
Common stock, $.001 par value, authorized 75,000 shares (actual, pro forma and as adjusted); 40,521 shares issued and outstanding (actual), 44,130 shares issued and outstanding (pro forma and pro forma as adjusted) and shares issued and outstanding (pro forma as further adjusted)	41	45	45
Additional paid-in capital	203,153	272,744	274,128
Accumulated other comprehensive income	155	—	—
Retained deficit	(11,667)	(11,667)	(11,667)
Treasury stock—198,000 shares at cost	(667)	(667)	(667)

Total stockholders’ equity	191,015	260,455	261,839

Total capitalization	$361,446	$520,886	$522,270	$

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

The following table sets forth selected consolidated historical financial data for the periods and as of the dates indicated. We have derived the selected historical consolidated financial data presented as of December 31, 2005 and 2004 and for the fiscal year ended December 31, 2005, the 11 months ended December 31, 2004 and the fiscal year ended January 31, 2004 from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected historical consolidated financial data as of January 31, 2004, 2003 and 2002 and for the fiscal years ended January 31, 2003 and 2002 have been derived from our audited financial statements for such periods, which are not included in, or incorporated into, this prospectus but can be found in our publicly available documents filed with the SEC. The selected historical consolidated financial data presented as of September 30, 2006 and for the nine months ended September 30, 2005 and 2006 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, which in the opinion of our management included all adjustments, consisting of primarily normal recurring adjustments, that we considered necessary for a fair presentation of our financial position and results of operations as of such date and for such unaudited periods. The historical results are not necessarily indicative of results to be expected for future periods, and results for the nine months ended September 30, 2006 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2006.

You should read the information presented below in conjunction with the section in this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in, or incorporated by reference into, this prospectus. As discussed in further detail there, the comparability of the selected data for the periods presented in the tables below has been affected by several events:

•	Commencing as of May 2, 2002, the operating results of Unzipped, which conducted our Bongo jeanswear business until our transition to a licensing model, were consolidated. As a result, our operating results commencing with our fiscal year ended January 31, 2003 are not comparable to prior years.

•	In May 2003, we changed our business model from that of a jeanswear and footwear wholesaler to a licensing only model and as a result our fiscal year ended January 31, 2004, 11 months ended December 31, 2004 and fiscal year ended December 31, 2005 are not comparable with prior years.

•	In December 2004, we determined to change our fiscal year end from January 31 to December 31, effective for the period ending December 31, 2004. As a result, while our most recently completed fiscal year commenced on January 1, 2005 and ended on December 31, 2005, our prior reporting year, which was our transitional period, commenced on February 1, 2004 and ended on December 31, 2004 and was thus reported as an 11-month year.

•	We acquired the Badgley Mischka brand in October 2004, the Joe Boxer and Rampage brands in the third quarter of 2005 and the Mudd brand and the London Fog trademarks during the nine months ended September 30, 2006, which affects the comparability of the information reflected in the selected data presented for the 11 months ended December 31, 2004, the fiscal year ended December 31, 2005, and the nine months ended September 30, 2006, respectively.

Subsequent to September 30, 2006, we completed the Mossimo merger and the Ocean Pacific brand acquisition. As a result, the selected data presented for the year ended December 31, 2005 and the nine months ended September 30, 2006 is not expected to be comparable with that of future periods.

(In thousands, except per share data)	Fiscal year ended January 31,			11 months ended December 31, 2004	Fiscal year ended December 31, 2005	Nine months ended September 30,
	2002	2003	2004			2005	2006
						(unaudited)
Consolidated statements of operations data:
Net sales	$94,500	$149,543	$123,160	$58,427	$—	$—	$—
Licensing and commission revenue	6,902	7,240	8,217	10,553	30,156	17,792	53,791

Net revenues	101,402	156,783	131,377	68,980	30,156	17,792	53,791
Cost of goods sold	70,468	116,306	104,230	55,795	—	—	—

Gross profit	30,934	40,477	27,147	13,185	30,156	17,792	53,791
Selling, general and administrative expenses(1)	30,688	37,872	30,682	10,154	13,880	9,385	17,572
Special charges	1,791	3,566	4,629	295	1,466	996	1,900

Operating income (loss)	(1,545)	(961)	(8,164)	2,736	14,810	7,411	34,319
Other expenses:
Interest expense(2)	1,175	3,373	3,118	2,495	3,977	2,134	7,991
Equity (income) in joint venture	(500)	(250)	—	—	—	—	—
Gain on sale of securities	—	—	—	—	(75)	—	—

Income (loss) before income taxes	2,220	(4,084)	(11,282)	241	10,908	5,277	26,328
Provision (benefit) for income taxes	62	(139)	58	—	(5,035)	(3,180)	2,680

Net income (loss)	$(2,282)	$(3,945)	$(11,340)	$241	$15,943	$8,457	$23,648

Earnings (loss) per share:
Basic	$(0.12)	$(0.17)	$(0.45)	$0.01	$0.51	$0.28	$0.62
Diluted	$(0.12)	$(0.17)	$(0.45)	$0.01	$0.46	$0.26	$0.54

Weighted average number of common shares outstanding:
Basic	19,647	23,681	25,181	26,851	31,284	29,859	38,075
Diluted	19,647	23,681	25,181	28,706	34,773	33,071	43,469

Consolidated statements of cash flow data(3):
Net cash provided by (used in ) operating activities	$240	$(9,867)	$11,163	$4,809	$15,982	$5,627	$18,770

Cash flows used in investing activities:
Purchases of property and equipment	$(2,554)	$(1,729)	$(248)	$(30)	$(731)	$(26)	$(558)
Proceeds from the sale of equity securities of other entities	—	—	—	—	110		—
Proceeds from sale of retail store	500	—	—	—	—	—	—
Purchases of equity securities of other entities	—	—	—	—	(663)	—	(78)
Acquisition of Badgley Mischka	—	—	—	(372)	—	—	—
Acquisition of Joe Boxer	—	—	—	—	(40,755)	(40,100)	—
Acquisition of Rampage	—	—	—	—	(26,159)	(25,850)	—
Acquisition of Mudd	—	—	—	—	—	—	(45,000)
Purchase of London Fog trademarks	—	—	—	—	—	—	(31,522)
Purchase of other trademarks	(160)	(450)	—	(19)	(320)	(247)	(1,269)

Net cash used in investing activities	$(2,214)	$(2,179)	$(248)	$(421)	$(68,518)	$(66,223)	$(78,427)

Net cash (used in) provided by financing activities	$2,244	$13,309	$(10,543)	$(6,391)	$59,861	$67,205	$57,264

(1)	Net of reductions related to shortfall payments arising from the former management agreement between our subsidiary, Unzipped, and Sweet Sportswear of $1.6 million in the year ended January 31, 2004, $7.6 million (net of $685,000 recorded as a reserve pending the outcome of our litigation relating to Unzipped) in the 11 months ended December 31, 2004 and $438,000 in the year ended December 31, 2005 and the nine months ended September 30, 2005. See “Business—legal proceedings.”
(2)	Net of interest income of $36,000 in the year ended January 31, 2004, $24,000 in the 11 months ended December 31, 2004, $295,000 in the year ended December 31, 2005, $89,000 in the nine months ended September 30, 2005 and $629,000 in the nine months ended September 30, 2006.
(3)	The cash flow information provided in this table is incomplete in that it does not show the individual components of net cash provided by operating activities or net cash provided by financing activities and should be read in the context of the complete cash flow statements included in our financial statements, which appear elsewhere in this prospectus.

Consolidated balance sheets data (in thousands):

		As of September 30, 2006 (unaudited)
	As of December 31, 2005	Actual	Pro forma	Pro forma as adjusted	Pro forma as further adjusted for this offering
Cash and cash equivalents(1)	$11,687	$21,255	$36,413	$26,080	$
Working capital (deficit)	$(4,388)	$2,124	$122	$(55,011)	$
Total assets	$217,244	$383,564	$605,196	$651,380	$
Total current liabilities	$26,733	$39,728	$63,420	$108,220	$
Long term debt, less current portion	$85,414	$144,882	$224,382	$224,382	$
Other liabilities	$4,201	$7,939	$56,939	$56,939	$
Stockholders’ equity	$100,896	$191,015	$260,455	$261,839	$

(1)	Including restricted cash of $4.1 million at December 31, 2005 and $16.1 million at September 30, 2006.

The “pro forma” information included in the above summary balance sheet data as of September 30, 2006 gives effect, at that date, to the October 2006 Mossimo merger, including our financing of the merger and of a related settlement/termination fee. See “Unaudited pro forma condensed combined financial statements” for additional pro forma information with respect to the Mossimo merger.

The “pro forma as adjusted” information included in the above summary balance sheet data as of September 30, 2006 gives effect, at that date, to the foregoing adjustments and to our November 2006 acquisition of the Ocean Pacific trademarks and related intellectual property assets. See “Management’s discussion and analysis of financial condition and results of operations—recent acquisitions.”

The “pro forma as further adjusted for this offering” information included in the above summary balance sheet data as of September 30, 2006 gives effect, at that date, to all of the foregoing adjustments and to the following anticipated events:

•	our sale of the shares of common stock in this offering at an assumed public offering price of $ per share; and

•	our receipt of the estimated net proceeds therefrom, after deducting the underwriting discount and commissions and other expenses of this offering, giving effect to our repayment from such proceeds of the $90.0 million note issued by our subsidiary, Mossimo Holdings, in connection with the Mossimo merger and assuming our repayment from such proceeds of all $44.0 million of the indebtedness incurred by us in connection with the Ocean Pacific brand acquisition.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with “Selected financial data” and our consolidated financial statements and the related notes included elsewhere in, or incorporated by reference into, this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk factors” and elsewhere in this prospectus or in documents incorporated by reference into this prospectus.

Overview

We are a brand management company engaged in licensing, marketing and providing trend direction for our diversified and growing consumer brand portfolio. Our brands are sold across every major segment of retail distribution, from luxury to mass. As of September 30, 2006, we owned seven iconic consumer brands: Candie’s, Bongo, Badgley Mischka, Joe Boxer, Rampage, Mudd and London Fog. Subsequent to the end of our third quarter, we acquired the Mossimo and Ocean Pacific brands, bringing the total number of highly recognizable brands in our portfolio to nine. We license our brands worldwide via over 115 retail and wholesale licenses worldwide for use in connection with a broad variety of product categories, including women’s, men’s and children’s apparel, footwear and accessories, home furnishings and beauty and fragrance. Our business model allows us to focus on our core competencies of marketing and managing brands without some of the risks and investment requirements associated with a more traditional operating company. Our licensing agreements with leading retail and wholesale partners throughout the world provide us with a predictable stream of guaranteed minimum royalties.

Our growth strategy is focused on increasing licensing revenue from our existing portfolio of brands through adding new product categories, expanding our brands’ retail penetration and optimizing the sales of our licensees. We will also seek to continue the international expansion of our brands by partnering with leading licensees throughout the world. Finally, we believe we will continue to acquire iconic consumer brands with an applicability to a wide range of merchandise categories and an ability to further diversify our brand portfolio.

Background

Transition to current business model

Commencing in May 2003, we began to implement a shift in our business model designed to transform us from a wholesaler and retailer of jeanswear and footwear products to a brand management company focused on licensing and marketing our portfolio of consumer brands. In May 2003, we licensed out both our Bongo footwear business and our Candie’s footwear business to third party licensees, and, by the end of 2003, we had eliminated all of our Candie’s retail concept stores. Thereafter, effective in August 2004, we also licensed out our Bongo jeanswear operations, which were previously conducted through our wholly-owned subsidiary, Unzipped, and, by the end of 2004, we had reduced our workforce from over 200 employees to under 40. Beginning January 2005, we also changed our business practices with respect to our Bright Star subsidiary, as a result of which Bright Star began acting solely as an agent for, as opposed to an indirect wholesaler to, its private label footwear clients. In July 2005, we entered into our first multi-category retail license, with Kohl’s, and between October 2004 and September 2005, we acquired three new brands: Badgley Mischka, Joe Boxer and Rampage. As a result of these changes to our operations, we are now a brand management company that focuses exclusively on licensing, marketing and providing trend direction with respect to a diverse portfolio of owned consumer brands and that no longer has any wholesale or retail operations or product inventory.

Changes in our financial reporting

In December 2004, our board of directors approved a change in our fiscal year end from January 31 to December 31, effective for the period ending December 31, 2004, in order to align our financial reporting with that of the majority of our licensees. As a result, while our most recently completed fiscal year, sometimes referred to herein as fiscal 2005, commenced on January 1, 2005 and ended on December 31, 2005, our prior reporting year, which was our transitional period, commenced on February 1, 2004 and ended on December 31, 2004 and was thus reported as an 11-month year. That prior reporting year is sometimes referred to in this prospectus as 11-month 2004. The fiscal year preceding 11-month 2004, the 12 month period from February 1, 2003 to January 31, 2004, is sometimes referred to herein as fiscal 2003.

Commencing with fiscal 2005, revenues from Bright Star are recognized solely from its net agent commissions and no longer from gross product sales as they were prior to the change in our business practices with respect to Bright Star described above. In addition, for the fiscal years ending prior to fiscal 2005, our operations were comprised of two reportable segments: our licensing/ commission/footwear segment, which included Candie’s footwear, Bongo footwear, private label footwear, Bright Star’s operations, retail store operations and licensing operations, and our apparel segment, which was comprised of Unzipped’s Bongo jeanswear operations. As a result of our shift in business model, including our licensing of the activities associated with our former Candie’s and Bongo footwear and apparel operations, we now have only one revenue reporting segment, our licensing and commission segment, which includes the licensing revenues for all of our brands and Bright Star’s net commission revenues.

As a result of our transition to a brand management business, and to a lesser extent, our change in fiscal year end, our operating results for the periods after fiscal 2003 are not, and are not expected to be, comparable to prior years. Further, as a result of our Joe Boxer and Rampage acquisitions and to a lesser extent the change in our Bright Star revenue recognition, our operating results for fiscal 2005 are not comparable to prior years, and as a result of our April 2006 Mudd acquisition and to a lesser extent our August 2006 London Fog trademark purchase, our operating results for the first nine months of 2006 are not comparable to comparable prior year periods.

Operating results

Nine months ended September 30, 2006 compared with nine months ended September 30, 2005

Revenue.    Revenue for the nine months ended September 30, 2006 increased to $53.8 million, from $17.8 million for the nine months ended September 30, 2005. This revenue growth of $36.0 million was balanced between expansion of brands we owned in the prior nine-month period, notably our Candie’s brand, and new revenue associated with our acquisitions of Joe Boxer and Rampage in the third quarter of 2005 and our acquisition of Mudd in April 2006.

Operating expenses.    Selling, general and administrative expenses totaled $17.6 million in the nine months ended September 30, 2006 compared to $9.4 million in the nine months ended September 30, 2005, an increase of $8.2 million. The increase in selling, general and administrative expense was primarily related to increased advertising obligations connected to the growth in our licensing revenue and the additional operating expenses relating to new acquisitions not included in the earlier nine-month period. Included in the earlier nine month period’s selling, general and administrative expense was $37,500 for Unzipped’s net loss which was related to our transfer of the Bongo jeanswear business to a third-party licensee. For the nine months ended September 30, 2006 and 2005, our special charges included $1.9 million and $996,000, respectively, incurred by us with respect to litigation involving Unzipped.

Operating income.    Operating income for the nine months ended September 30, 2006 increased to $34.3 million, or approximately 64% of total revenue, compared to $7.4 million, or 42% of total revenue, for the nine months ended September 30, 2005.

Net interest expense.    Net interest expense increased by approximately $5.9 million in the nine months ended September 30, 2006, to $8.0 million, compared to approximately $2.1 million in the nine months ended September 30, 2005. This increase was due primarily to an increase in our debt as a result of financing arrangements in connection with the acquisitions of Joe Boxer and Rampage in the third quarter of 2005, the acquisition of Mudd in April 2006 and the purchase of the London Fog trademarks and certain related intellectual property assets in August 2006. Included in the interest expense in the latter nine month period was a $466,000 amortization expense of deferred financing cost, compared to $322,000 amortization expense reclassified from selling, general and administrative expense in the prior nine month period. A total of $629,000 in interest income for the nine months ended September 30, 2006 partially offset the increase in interest expense, compared to an $89,000 offset for the nine months ended September 30, 2005.

Provision (benefit) for income taxes.    Provision for income taxes consisted of income tax expense of $2.7 million and income tax benefit of $3.2 million for the nine months ended September 30, 2006 and 2005, respectively. Based upon management’s assessment of information that became available during the nine months ended September 30, 2006, management concluded that it is more likely than not that a portion of previously unrecognized deferred income tax benefits will be realized. Accordingly, we reduced the balance of the related valuation allowance, which resulted in the $2.7 million tax expense for the nine months ended September 30, 2006. During the three months ended June 30, 2006, we recorded approximately $2.4 million as a credit to additional paid in capital for realization of deferred taxes generated from the exercise of stock options in prior years. We anticipate providing for income taxes at an effective rate of 35% for the last quarter of this fiscal year (the three months ending December 31, 2006), which was the same rate reflected for the three months ended September 30, 2006.

Net income.    As a result of the factors discussed above, we recorded net income of $23.7 million in the nine months ended September 30, 2006, compared to net income of $8.5 million in the nine months ended September 30, 2005.

Fiscal 2005 (12 months ended December 31, 2005) compared to 11-month 2004 (11 months ended December 31, 2004)

Revenues.    Consolidated net revenue decreased by $38.8 million, to $30.2 million, in fiscal 2005 from $69.0 million in 11-month 2004, due to the change in our business model from one based on sales generated from footwear and jeanswear operations to one based upon royalties generated by licensing and brand management activity.

Our licensing revenue increased by $19.4 million, to $28.0 million, in fiscal 2005, up from $8.6 million in 11-month 2004. The increase in licensing income resulted from a combination of the acquisition of the Joe Boxer brand in 2005, which generated $9.0 million in revenue, the acquisition of Rampage in September 2005, which generated $2.7 million in revenue, and the launch of our Candie’s brand in Kohl’s, which generated $4.1 million in revenue.

Due to a change in revenue recognition resulting from our change of business practice beginning January 2005, Bright Star recorded only the net commission earned on sales in fiscal 2005 and will continue to do so in the future. As a result, there was $2.2 million in commission revenue and no sales recorded in fiscal 2005 for Bright Star, as compared to $2.0 million in commission revenue and $19.9 million in sales (excluding commission revenue) in 11-month 2004. Further, because we licensed our jeanswear business to a third party in August 2004, there were no reportable jeanswear sales in fiscal 2005 as compared to $38.5 million in 11-month 2004.

Gross profit.    Consolidated gross profit was $30.2 million in fiscal 2005 as compared to $13.2 million in 11-month 2004, an increase of $17.0 million. In fiscal 2005, there was no reportable gross profit from Unzipped’s jeanswear operations, as compared to $2.6 million of gross profit in 11-month 2004, which reflects the liquidation of the remaining Bongo inventory in connection with the transition of the Unzipped jeanswear business to a licensing arrangement. The overall increase in gross profit was primarily driven by the increase in licensing revenue which has no related cost of goods sold. Bright Star’s gross profit increased to $2.2 million in fiscal 2005 from $2.0 million in 11-month 2004.

Operating expenses.    Consolidated selling, general and administrative expenses totaled $13.9 million in fiscal 2005 compared to $10.2 million in 11-month 2004, an increase of $3.7 million. Our selling, general and administrative expenses related to licensing increased by $4.0 million, to $12.4 million, in fiscal 2005 compared to $8.4 million in 11-month 2004. This increase resulted primarily from our recent acquisitions of the Joe Boxer, Rampage and Badgley Mischka brands. Selling, general and administrative expenses related to Bright Star were $965,000 in fiscal 2005 compared to $900,000 in 11-month 2004. Included in fiscal 2005’s selling, general and administrative expenses was a $454,000 amortization of deferred financing cost, compared to $205,000 in 11-month 2004. Also included in selling, general and administrative expenses for fiscal 2005 was $37,500 for Unzipped’s net loss compared to $1.7 million of Unzipped’s selling, general and administrative expense (related to our transition of the jeanswear business into a licensing business) that was included in 11-month 2004. Included in the selling, general and administrative expenses for Unzipped in 11-month 2004 was a $7.6 million reduction related to the $6.9 million shortfall payment arising from the former management agreement between Unzipped and Sweet Sportswear and $685,000 recorded as a reserve pending the outcome of our litigation with Sweet Sportswear. See “—Matters pertaining to Unzipped” below.

For fiscal 2005 and 11-month 2004, our special charges included $1.5 million and $533,000, respectively, incurred by us in connection with our litigation involving Unzipped. The 11-month 2004’s special charges were reduced by special income resulting from our termination of certain long term debt payments totaling $238,000.

Operating income (loss).     As a result of the foregoing, our net operating income was $14.8 million in fiscal 2005, or 49% of total revenue, as compared to $2.7 million in 11-month 2004, or 4% of total revenue.

Net interest expense.    Net interest expense increased by approximately $1.5 million, to $4.0 million, in fiscal 2005 as compared to net interest expense of $2.5 million in 11-month 2004. This increase was due primarily to an increase in our debt as a result of additional financing arrangements entered into in connection with our acquisitions of Joe Boxer and Rampage. The interest expense related to our asset-backed notes was $4.1 million in fiscal 2005 compared to $1.4 million in 11-month 2004. In addition, the interest expense related to the Sweet note was $151,000 for fiscal 2005 as compared to $644,000 for 11-month 2004. This decrease was due to a lower average outstanding balance on the Sweet note, resulting from the offset of shortfall payments relating to the former management agreement between Unzipped and Sweet Sportswear. Also included in interest expense in 11-month 2004 was $434,000 from Unzipped’s jeanswear operations, with no comparable amount in fiscal 2005. A total of $293,000 in interest income for fiscal 2005 partially offset the increase in interest expense, compared to $24,000 in interest income for 11-month 2004.

Gain on sales of securities.    In fiscal 2005, the gross realized gain on sales of securities available for sale totaled $75,000. There was no such gain in 11-month 2004.

Provision (benefit) for income taxes.    In fiscal 2005, a net non-cash tax benefit of $5.0 million was recognized by reducing the deferred tax assets valuation allowance based on our projection of future taxable income and the expectation that realizing this portion of the related deferred tax assets is more likely than not offset by a reduction in the deferred tax asset established in the purchase accounting for the Joe Boxer acquisition. Management prepared projections that indicated that a portion of our net operating loss carryforwards would be utilized prior to their expiration. However, we did not believe that the future realization of all of these future tax benefits indicated by our projections was sufficiently assured to allow their full recognition in our consolidated financial statements. In particular, projections of operating results over an extended period are inherently imprecise. There was no tax expense on income reported for 11-month 2004 due to a reduction in the deferred tax valuation allowance that offset the income tax provision. At December 31, 2005, we had a net deferred tax asset of approximately $11.5 million compared to $3.6 million at December 31, 2004, which management believes will be recoverable from anticipated future profits. These net deferred tax assets represented the amount that management concluded would more likely than not be recoverable, based on information then available.

At December 31, 2005, we had available federal net operating loss carryforwards of approximately $66.5 million for income tax purposes, which expire in the years 2006 through 2025. Because of “ownership changes” (as defined in Section 382 of the Internal Revenue Code) occurring in previous fiscal years, the utilization of approximately $4.4 million of these net operating loss carryforwards is limited to $602,000 per year and expires in 2006 and 2007. The remaining $62.1 million is not subject to such limitation and expires in the years 2009 through 2025. As of December 31, 2005, we had available state and city net operating loss carryforwards totaling between $59.4 million and $99.4 million, substantially all of which expire in the years 2020 through 2025. Included in our net operating loss carryforwards as of December 31, 2005 is $7.0 million from the exercises of stock options. The benefit of the utilization of this portion of our net operating loss carryforwards will be recorded as a credit to additional paid in capital if, and when, the related deferred tax asset is recorded.

Net income (loss).    As a result of the factors discussed above, we recorded net income of $15.9 million in fiscal 2005, compared to net income of $241,000 in 11-month 2004.

11-month 2004 (11 months ended December 31, 2004) compared to fiscal 2003 (12 months ended January 31, 2004)

Revenues.    During 11-month 2004, consolidated net sales decreased by $64.7 million from those in fiscal 2003, to $58.4 million. There were no wholesale and retail women’s footwear sales in 11-month 2004 because we licensed our footwear operations in May 2003, compared to $38.9 million in fiscal 2003. Unzipped’s net sales decreased by $26.2 million, from $64.7 million in fiscal 2003 to $38.5 million in 11-month 2004. This decrease resulted primarily from the transitioning of our jeanswear business from an operating business to a licensing arrangement. We entered into the Bongo/BIA jeanswear license effective August 1, 2004. Bright Star’s revenues increased $771,000, to $21.9 million, in 11-month 2004 as compared to $21.1 million in fiscal 2003.

Licensing income increased $2.0 million, to $8.6 million, for 11-month 2004 from $6.6 million in fiscal 2003. The increase was due primarily to revenue generated by new licenses as we transitioned from an operations business to a licensing business.

Gross profit.    Consolidated gross profit decreased by $13.9 million, to $13.2 million, in 11-month 2004 from $27.1 million in fiscal 2003. There was no gross profit from wholesale and retail women’s footwear in 11-month 2004 as compared to $8.4 million fiscal 2003. Unzipped’s gross profit in 11-month 2004 was $2.6 million as compared to $9.7 million in fiscal 2003. The decrease in Unzipped’s gross profit in 11-month 2004 reflects the liquidation of the remaining Bongo inventory in connection with the transition of the jeanswear business to a licensing arrangement. Gross profit from Bright Star’s private label footwear sales decreased to $2.0 million in 11-month 2004 from $2.1 million in fiscal 2003. As a percent of net sales, Bright Star’s gross profit decreased from 9.7% in fiscal 2003 to 9.1% in 11-month 2004, resulting from its continuing concentration of sales to Wal-Mart during such period, which were at comparatively lower margins. These decreases in gross profit were partially offset by an increase in gross profit of $2.3 million resulting from a corresponding increase in licensing revenue which has no related cost of goods sold.

Operating expenses.    During 11-month 2004, consolidated selling, general and administrative expenses decreased by $20.5 million, to $10.2 million, down from $30.7 million in fiscal 2003. That portion of our selling, general and administrative expenses related to activities other than Unzipped decreased by $14.7 million, to $8.4 million, in 11-month 2004 as compared to $23.1 million in fiscal 2003. The decrease resulted from the closing of our wholesale and retail women’s footwear operations and transition to a licensing business beginning in the third quarter of fiscal 2003. Selling, general and administrative expenses for Bright Star were $900,000 in 11-month 2004, a $100,000 decrease from $1.0 million in fiscal 2003. Unzipped’s selling, general and administrative expenses decreased by $5.9 million in 11-month 2004, to $1.7 million, as compared to $7.6 million in fiscal 2003. Unzipped’s selling, general and administrative expenses in 11-month 2004 included a $7.6 million reduction related to the shortfall payment of $6.9 million arising from the former management agreement between Unzipped and Sweet Sportswear and $685,000 recorded as a reserve pending the outcome of our Unzipped litigation. Unzipped’s selling, general and administrative expenses in fiscal 2003 included a $1.6 million reduction for the shortfall payment arising from such former management agreement.

For 11-month 2004, our special charges included $434,000 of legal fees incurred by us relating to litigation involving Unzipped and $99,000 of legal professional fees related to the transfer of our Unzipped wholesale business to a licensing arrangement in the fiscal quarter ended April 30, 2004, partially offset by $238,000 of special income resulting from our termination of certain long term debt payments.

For fiscal 2003, our special charges included $3.1 million for disposal of certain assets and retail store lease termination costs, $743,000 related to severance pay for certain terminated employees, and $165,000 to terminate our factoring contract, all resulting from the closing of our wholesale women’s footwear operations and retail stores. Additionally, there were $583,000 of legal costs related to legal matters in fiscal 2003 and $82,500 paid to Sweet Sportswear related to certain contractual obligations resulting from our purchase of its 50% interest in Unzipped.

Operating income (loss).    As a result of the foregoing, our net operating income was $2.7 million in 11-month 2004 as compared to a net operating loss of $8.2 million for fiscal 2003.

Net interest expense.    Net interest expense decreased by approximately $600,000 in 11-month 2004, to $2.5 million, compared to $3.1 million in fiscal 2003. Included in interest expense in 11-month 2004 was $434,000 from Unzipped’s revolving credit facilities, as compared to $651,000 in fiscal 2003, a decrease of $217,000. The Unzipped interest expense decrease resulted from lower average outstanding borrowings, as the Unzipped jeanswear operations were transferred to a licensee, and, to a lesser extent, from lower average interest rates then were available in fiscal 2003. There was no interest expense under the revolving credit facility in 11-month 2004 because there were no operations relating to footwear, compared to $239,000 in fiscal 2003. Also included in interest expense in 11-month 2004 was $644,000 relating to the Sweet note issued in connection with our purchase of Sweet Sportswear’s 50% interest in Unzipped, as compared to $761,000 in fiscal 2003. Interest expense associated with the asset-backed notes issued by IP Holdings was $1.4 million in 11-month 2004 as compared to $1.5 million in fiscal 2003.

Income tax expense.    In 11-month 2004, no tax expense was recorded. In fiscal 2003, we recorded $58,000 of income tax provision, consisting of statutory minimum taxes. At December 31, 2004, we had a net deferred tax asset of approximately $3.6 million that management believed would be recoverable from profits anticipated to be generated over the next few years. The valuation allowance of $25.1 million represented amounts that could not, at the time, be assured of recoverability.

Net income (loss).    As a result of the foregoing, we recorded net income of $241,000 in 11-month 2004 compared to a net loss of $11.3 million for fiscal 2003.

Liquidity and capital resources

Our primary liquidity and capital needs are the financing of our working capital needs, including operating expenses, interest payments and minimal capital expenditures, and our brand acquisitions. Our primary sources of such liquidity and working capital support are cash flows from operations and, in the case of our acquisitions, the issuance of debt and equity securities. As of September 30, 2006 and December 31, 2005, our cash and cash equivalents totaled $21.3 million and $11.7 million, respectively, including restricted cash of $16.1 million and $4.1 million, respectively. The increase resulted from the timing of our receipt of certain royalty payments at the end of the nine months ended September 30, 2006 as well as two additional quarterly payments, together totaling $7.5 million, deposited in the renewal reserve account that were classified as short-term restricted cash (and which were subsequently released back to us from such renewal reserve account in October 2006).

We believe that cash from future operations as well as currently available cash will be sufficient to satisfy our anticipated working capital requirements for the foreseeable future. We intend to continue financing our brand acquisitions through some combination of cash from operations, bank financing and the issuance of additional equity and/or debt securities. We have limited ability, however, to secure additional indebtedness with our existing assets due to certain provisions of IP Holdings’ existing asset-backed notes.

Working capital

At September 30, 2006 and December 31, 2005, our working capital ratio (current assets to current liabilities) was 1.1 to 1 and 0.84 to 1, respectively. The improved ratio resulted from the increase in our cash and cash equivalents from $11.7 million at December 31, 2005 to $21.3 million at September 30, 2006, which was a result of revenues attributable to both increases in our existing business and new acquisitions, as well as the increase in our accounts receivable from $3.5 million at December 31, 2005 to $11.8 million at September 30, 2006, which was also a direct result of our new acquisitions. This was offset by the increase in the current portion of our long-term debt from $13.7 million at December 31, 2005 to $25.5 million at September 30, 2006, which was a result of the additional financing necessary to complete the new acquisitions.

Cash flows

Operating activities.    Net cash provided by operating activities totaled $18.8 million in the nine months ended September 30, 2006, as compared to net cash provided by operating activities of $5.6 million in the nine months ended September 30, 2005. The increase in cash provided by operating activities during the nine months ended September 30, 2006 was primarily due to net income of $23.6 million, offset by an increase of $9.2 million in accounts receivable and a decrease of $1.6 million in deferred revenues.

Net cash provided from our operating activities totaled $16.0 million in fiscal 2005, compared to $4.8 million in 11-month 2004 and $11.2 million in fiscal 2003. Cash generated from our licensing operations was primarily from licenses acquired by us in connection with our acquisitions of Joe Boxer and Rampage, as well as from our Kohl’s license.

Investing activities.    Net cash used for investing activities in the nine months ended September 30, 2006 totaled $78.4 million, as compared to $66.2 million used in the nine months ended September 30, 2005. The increase resulted primarily from our payment of $45.0 million in cash for the acquisition of certain assets relating to the Mudd brand in April 2006 and our payment of $30.5 million in cash for the purchase of the London Fog trademarks in August 2006. We also paid approximately $1.1 million in additional costs related to these acquisitions. In addition, capital expenditures in the first nine months of 2006 were $558,000 as compared to expenditures of $26,000 in the first nine months of 2005. Capital expenditures in the first nine months of 2006 were primarily for the acquisition of office equipment and leasehold improvements relating to the relocation of our headquarters and our construction of new showrooms in New York City. In June 2006, we also acquired the right of the assignees of UCC Funding Corporation to receive a cash payment upon our sale of all or substantially all of the Badgley Mischka assets for approximately $600,000 in cash and a promissory note in the principal amount of $750,000. During the nine months ended September 30, 2006, we also spent a total of $1.3 million in connection with the acquisition of the Badgley Mischka right and the registration and maintenance of our trademarks.

Cash used by us in investing activities totaled $68.5 million in fiscal 2005 compared to $421,000 in 11-month 2004 and $248,000 in fiscal 2003. Our capital expenditures were $731,000 for fiscal 2005 compared to $30,000 for 11-month 2004 and $248,000 for fiscal 2003. The capital expenditures for fiscal 2005 were primarily for the acquisition of office equipment and the performance of leasehold improvements relating to the relocation of our headquarters and our construction of new showrooms in New York City. In the third quarter of fiscal 2005, we used $40.8 million and $26.2 million of cash provided from IP Holdings’ issuance of additional asset-backed notes in connection with our acquisitions of Joe Boxer and Rampage, respectively. In 11-month 2004, we used cash of $372,000 in connection with the acquisition of Badgley Mischka.

Financing activities.    Net cash provided from financing activities was $57.3 million in the nine months ended September 30, 2006, compared with $67.2 million of net cash provided from financing activities during the nine months ended September 30, 2005. Of the $57.3 million in net cash provided by financing activities, $78.0 million was provided from the net proceeds received by IP Holdings from the issuance of additional asset-backed notes and $4.2 million was provided from the proceeds of stock option exercises, which amounts were offset by $6.9 million in cash used to make principal payments on IP Holdings’ asset-backed notes, $12.0 million in cash placed in a current reserve account (including two additional quarterly deposits of $3.75 million placed in a renewal reserve account, which were released back to us on October 24, 2006) and $5.6 million in cash placed in a non-current reserve account, both of which reserve accounts are required by the holder of the asset-backed notes, and $550,000 used to pay costs associated with the issuance of the additional asset-backed notes. See “Obligations and commitments—Long-term debt—Asset-backed notes.” In the nine months ended September 30, 2005, approximately $1.4 million was used for principal payments on the asset-backed notes and $2.5 million was used to pay down a loan from TKO Apparel.

Cash provided to us by financing activities in fiscal 2005 totaled $59.9 million compared to cash used by us in financing activities of $6.4 million during 11-month 2004 and $10.5 million during fiscal 2003. Contributing to cash provided by financing activities during fiscal 2005 was approximately $85.5 million of net proceeds from IP Holdings’ issuance of additional long-term asset-backed notes and approximately $1.6 million in proceeds from the exercise of stock options, which contributions were offset by $17.1 million used for principal payments related to the asset-backed notes, approximately $2.5 million used to repay a loan due to TKO Apparel, $2.1 million placed in a non-current reserve account and $3.6 million placed in a current reserve account (each of which reserve accounts is required by the holder of the asset-backed notes), and $2.0 million used to pay the costs associated with the issuance of the asset-backed notes.

Obligations and commitments

Long-term debt as of September 30, 2006

The following table sets forth the components of our long-term debt, including current maturities, as of September 30, 2006, each of which is described further below:

(In thousands)
Long-term debt, including current portion	September 30, 2006
Asset-backed notes	$159,942
Kmart note	7,377
Sweet note	3,112

Total long-term debt	$170,431

Asset-backed notes.    In August 2002, IP Holdings issued, in a private placement, $20.0 million principal amount of asset-backed notes secured by its intellectual property assets (all of the Candie’s and Bongo trade names, trademarks, license agreements and payments and proceeds with respect thereto). These notes had a fixed interest rate of 7.93% per year and were self amortizing over their seven-year term, with quarterly principal and interest payments. After funding a liquidity reserve account in the amount of $2.9 million, the net proceeds of $16.2 million were used by us to reduce amounts owed by us under our then-existing revolving credit facilities. In April 2004, IP Holdings issued an additional $3.6 million in subordinated asset-backed notes secured by its intellectual property assets. The additional borrowing was self amortizing, had a maturity date of August 2009 and a floating interest rate of LIBOR plus 4.45%, with quarterly principal and interest payments and $500,000 of interest prepaid at closing. The net proceeds of $2.9 million were used by us for general working capital purposes. As of July 22, 2005, the total principal amount outstanding on these notes was approximately $17.5 million, which was refinanced with new asset-backed notes issued by IP Holdings in connection with our acquisition of the Joe Boxer brand as described below.

In July 2005, we acquired the Joe Boxer brand from Joe Boxer Company, LLC and its affiliates, and in September 2005, we acquired the Rampage brand from Rampage Licensing, LLC. The financing for these acquisitions was accomplished through two private placements by IP Holdings of its asset-backed notes in the combined principal amount of $103.0 million, secured by IP Holdings’ intellectual property assets (including the acquired Joe Boxer and Rampage assets). Of these notes, $85.5 million principal amount represented new financing for IP Holdings (before giving effect to the payment of expenses related to their issuance and required deposits to reserve funds) and $17.5 million principal amount was exchanged for all of the then outstanding asset-backed notes previously issued by IP Holdings. The $85.5 million in proceeds from the new financing portion of these private placements was used as follows: $40.0 million was used to fund the cash portion of the Joe Boxer purchase price, approximately $25.8 million was used to fund the cash portion of the Rampage purchase price, $1.7 million was deposited in a liquidity reserve account as required by the holder of the notes, approximately $1.8 million was used to pay costs associated with the issuance of the notes, approximately $200,000 was paid to legal professionals associated with the acquisitions, approximately $4.0 million was available to us for working capital purposes, and $12.0 million was deposited in an escrow account for the benefit of the holder of the notes and was to be used by IP Holdings solely for the purchase of certain intellectual property assets. IP Holdings subsequently used the escrowed funds to redeem $12.0 million principal amount of the asset-backed notes in November 2005, without penalty. Costs associated with the issuance of these notes, totaling approximately $1.8 million, have been deferred and are being amortized using the interest method over the seven-year life of the notes.

Of the $103.0 million principal amount of asset-backed notes outstanding immediately following our Joe Boxer and Rampage acquisitions, the $12 million portion that was subsequently redeemed in November 2005 had a floating interest rate of LIBOR plus 0.7%, $63.0 million principal amount had a fixed interest rate of 8.45% and $28.0 million principal amount had a fixed interest rate of 8.10%. All of the unredeemed notes were to mature in the third quarter of 2012, were self amortizing over their seven-year term and had quarterly principal and interest payments. As of April 11, 2006, the total principal amount outstanding on these notes was approximately $87.0 million, which was refinanced, on its existing terms, with new asset-backed notes issued by IP Holdings in connection with our acquisition of the Mudd brand as described below.

In April 2006, we acquired certain assets of Mudd (USA) relating to the Mudd brand. The financing for the acquisition was accomplished through the private placement by IP Holdings of approximately $136.0 million principal amount of its asset-backed notes, secured by IP Holdings’ intellectual property assets (including the acquired Mudd assets). Of these notes, $49.0 million principal amount represented new financing for IP Holdings (before giving effect to the payment of expenses related to their issuance and required deposits to reserve funds) and $87.0 million principal amount was exchanged for all of the then outstanding asset-backed notes previously issued by IP Holdings. The $49.0 million in proceeds from the new financing portion of the private placement was used as follows: $45.0 million was paid to the sellers of the Mudd brand, approximately $490,000 was used to pay costs associated with the issuance of the notes related to the new financing portion, approximately $2.45 million was deposited in a liquidity reserve account as required by the holder of the notes, approximately $785,000 was used to pay professional fees associated with the Mudd acquisition and approximately $275,000 was available to us for working capital purposes. The costs related to the $49.0 million in new financing, totaling $490,000, have been deferred and are being amortized over the five-year life of the related notes.

Of the $136.0 million principal amount of asset-backed notes outstanding immediately following our Mudd acquisition, the $87.0 million principal amount of notes issued in April 2006 in exchange for all of the then existing notes had the same terms as the notes they refinanced (i.e., they were to mature in 2012, were self-amortizing and had fixed interest rates of 8.45% and 8.10%). The $49.0 million principal portion of the asset-backed notes that represented new financing had a term of five years, a variable interest rate of LIBOR plus 4% for the term’s first year and a fixed interest rate equal to the applicable treasury rate (the rate charged for a U.S. treasury security maturing on the date closest to the expected average life of such principal portion of the notes) plus 4.5% for the remaining four years of the term, and no principal payments until April 2007, after which it was to be self amortizing over the balance of its term, with principal payable quarterly. As of August 28, 2006, the total principal amount outstanding on these notes was approximately $130.9 million, all of which was refinanced by us with new asset-backed notes issued by IP Holdings in connection with the London Fog trademark purchase as described below.

In August 2006, we purchased the London Fog trademarks and certain related intellectual property assets from London Fog Group, Inc. The financing for the purchase was accomplished through the private placement by IP Holdings of approximately $159.9 million principal amount of its asset-backed notes, secured by IP Holdings’ intellectual property assets (including the acquired London Fog assets), together with approximately $3.1 million of our existing funds. Of these notes, $29.0 million principal amount represented new financing for IP Holdings (before giving effect to the payment of expenses related to their issuance and required deposits to reserve funds) and $130.9 million principal amount was exchanged for all of the then outstanding asset-backed notes previously issued by IP Holdings. The $29.0 million in proceeds from the new financing portion of the private placement were used as follows: $27.5 million was paid to the seller, $112,500 was used to pay costs associated with the issuance of the related notes and approximately $1.35 million was deposited in a liquidity reserve account as required by the holder of the notes. The costs relating to the $29.0 million in new financing of approximately $60,000 have been deferred and are being amortized over the six and a half year life of the financed debt.

Of the $159.9 million principal amount of asset-backed notes outstanding immediately following the London Fog trademark purchase, $56.7 million principal amount has a term of six years and an interest rate of 8.45% per annum, $25.2 million principal amount has a term of six years and an interest rate of 8.12% per annum and $78.0 million principal amount has a term of six and a half years and an interest rate of 8.99% per annum. There are no principal payments required in the first year with respect to $49.0 million principal amount of such notes.

Cash on hand in IP Holdings’ bank account is restricted at any point in time up to the amount of the next payment of principal and interest due by it under the asset-backed notes. Accordingly, as of September 30, 2006 and December 31, 2005, $16.1 million and $4.1 million, respectively, have been disclosed as restricted cash within our current assets. Further, a liquidity reserve account required by the holder of the asset-backed notes has been established and the funds on deposit in such account will be applied to the last principal payment due with respect to the asset-backed notes. Accordingly, the $10.6 million and $5.0 million in such reserve account as of September 30, 2006 and December 31, 2005, respectively, have been disclosed as restricted cash within our other assets.

Since IP Holdings had not entered into or renewed certain license agreement(s) with respect to the Joe Boxer brand that guaranteed certain royalty thresholds by April 1, 2006, IP Holdings was required by the terms of the asset-backed notes to deposit to a renewal reserve account, from revenues generated from the Joe Boxer brand, $3.75 million for each quarter beginning in April 2006. IP Holdings made a deposit of $3.75 million in each of April 2006 and July 2006; however, on September 28, 2006, IP Holdings entered into a new license agreement with Kmart that replaced its existing license and extended IP Holdings’ relationship with Kmart. The new license agreement satisfied the criteria specified in the terms of the asset-backed notes. As a result, we are not required to make any additional deposits to the renewal reserve account and, on October 24, 2006, the $7.5 million in our renewal reserve account, which was included in our $16.1 million of current restricted cash at September 30, 2006, was returned to us and is no longer restricted.

All of the asset-backed notes issued by IP Holdings are secured by its intellectual property assets. The payment of the principal of and interest on these notes will be made from amounts received by IP Holdings under its license agreements with the various licensees of its intellectual property assets.

Neither we nor any of our subsidiaries other than IP Holdings is obligated to make any payment with respect to the asset-backed notes, and neither our assets nor those of any of our subsidiaries other than IP Holdings are available to IP Holdings’ creditors. In addition, the assets of IP Holdings are not available to our creditors or to the creditors of any of our subsidiaries other than IP Holdings.

Kmart note.    In connection with the acquisition of Joe Boxer in July 2005, we assumed a promissory note, dated August 13, 2001, in the principal amount of $10.8 million that originated with the execution of the Kmart license by the former owners of Joe Boxer. The note provides for interest at 5.12% and is payable in three equal annual installments, on a self-liquidating basis, on the last day of each year commencing on December 31, 2005 and continuing through December 31, 2007. Payments due under the note may be off-set against any royalties owed under the Kmart license. The note may be pre-paid at any time without penalty.

Sweet note.    On April 23, 2002, we acquired the remaining 50% interest in Unzipped from Sweet Sportswear for a purchase price comprised of 3,000,000 shares of our common stock and $11.0 million in debt, which was evidenced by our issuance of the Sweet note. Prior to August 5, 2004, Unzipped was managed by Sweet Sportswear pursuant to a management agreement, which obligated Sweet Sportswear to manage the operations of Unzipped in return for, commencing in fiscal 2003, an annual management fee based upon certain specified percentages of net income achieved by Unzipped during the three-year term of the agreement. In addition, Sweet Sportswear guaranteed that the net income, as defined in the agreement, of Unzipped would be no less than $1.7 million for each year during the term, commencing with fiscal 2003. In the event that the guarantee was not met for a particular year, Sweet Sportswear was obligated under the management agreement to pay us the difference between the actual net income of Unzipped, as defined, for such year and the guaranteed $1.7 million. That payment, referred to as the shortfall payment, could be offset against the amounts due under the Sweet note at the option of either us or Sweet Sportswear. As a result of such offsets, the balance of the Sweet note was reduced by us to $2.9 million as of December 31, 2005 and $3.0 million as of December 31, 2004 and is reflected in “long-term debt.” This note bears interest at the rate of 8% per year and matures in April 2012. See “—Matters pertaining to Unzipped” below.

Other outstanding indebtedness

Mossimo Holdings note.    Subsequent to September 30, 2006, our wholly-owned subsidiary, Mossimo Holdings, issued a note in the principal amount of $90.0 million to Merrill Lynch Mortgage Capital Inc. on October 31, 2006 in connection with the closing of the Mossimo merger. This note bears interest at a variable rate equal to the three-month LIBOR plus 5.125% per annum and matures on December 18, 2008, with principal payable in quarterly payments totaling $10.5 million in the first year and $10.8 million in the second year, with the balance due upon the note’s maturity. The note is secured by the intellectual property owned by Mossimo Holdings (consisting of the Mossimo trademarks, licenses and other related intellectual property assets). We intend to use proceeds from this offering to repay this note in full upon the consummation of the offering. See “Underwriting—other relationships.”

Ocean Pacific note.    Subsequent to September 30, 2006, we issued a note in the principal amount of $44.0 million to the sellers as part of the purchase price for the Ocean Pacific brand acquisition. This note bears interest at the rate of 7% per annum and matures, at our option, on either (a) December 31, 2006, in which case it is payable, in cash or through a combination of shares of our common stock and at least $17.0 million in cash, on or prior to December 31, 2006, or (b) January 31, 2007, provided we repay at least $25.0 million in cash on or prior to December 31, 2006 and the remaining balance, in cash or through a combination of shares of our common stock and at least $5.5 million in cash, on or prior to January 31, 2007. The note is secured by the intellectual property owned by our subsidiary, OP Holdings (consisting of the Ocean Pacific trademarks, licenses and other related intellectual property assets). We intend to use proceeds from this offering to repay all or a portion of this note upon the consummation of the offering.

Contractual cash obligations

The following table sets forth our contractual cash obligations as of September 30, 2006 for the following fiscal years:

Contractual obligations as of September 30, 2006(1)	2006	2007-2008	2009-2010	After 2010	Total
	(in thousands)
Asset-backed notes	$30,835	$63,347	$63,347	$39,322	$196,851
Kmart note	4,000	4,000	—	—	8,000
Sweet note	3,361	—	—	—	3,361
Operating leases	390	—	—	—	390
Employment contracts	2,926	2,849	—	—	2,926

Total contractual cash obligations	$41,512	$70,196	$63,347	$39,322	$211,528

(1)	Does not include (a) the issuance by Mossimo Holdings of a note in the principal amount of $90.0 million in connection with the Mossimo merger in October 2006, (b) our issuance of a note in the principal amount of $44.0 million in connection with the Ocean Pacific acquisition in November 2006, or (c) our anticipated repayment of each of the foregoing notes from the proceeds of, and upon the consummation of, this offering.

Based on our current internal estimates, we believe that our existing cash and cash provided from our future operations will be adequate to meet our contractual and operating cash requirements over the next twelve months. However, if our plans change or our assumptions prove to be incorrect, we could be required to obtain additional capital, which may not be available to us on acceptable terms, if at all.

In addition, as part of our business growth strategy, we intend to grow not only through the organic development of our brands and international expansion but also through acquisitions of additional brands. We anticipate that we will fund any such acquisitions through a combination of our existing cash, cash from operations, bank financing and/or the issuance of additional equity or debt securities.

Matters pertaining to Unzipped

For the nine months ended September 30, 2006, Unzipped had no operations. For the nine months ended September 30, 2005 and fiscal 2005, it had a net loss (as defined, for the purpose of determining if Sweet Sportswear’s $1.7 million guarantee had been met) of $296,000, as compared to $6.4 million in 11-month 2004. Consequently, for the nine months ended September 30, 2006 there was no shortfall payment due, as compared to a shortfall payment of $438,000 for each of the nine months ended September 30, 2005 and fiscal 2005, and an adjusted shortfall payment of $7.6 million, net of a $685,000 reserve, in 11-month 2004. The adjusted shortfall payments have been recorded in our consolidated income statements as a reduction of Unzipped’s selling, general and administrative expenses and on the balance sheet as a reduction of the Sweet note based upon our right under the former management agreement between Unzipped and Sweet Sportswear to offset any shortfall payment against such note. After adjusting for the shortfall payments, Unzipped reported a net loss of $37,500 for each of the nine months ended September 30, 2005 and fiscal 2005 and net income of $461,000 in 11-month 2004. Due to the immaterial nature of the related amounts, the net loss of $37,500 from Unzipped has been included in the selling, general and administrative expense in our consolidated statements of operations for fiscal 2005.

Recent acquisitions

Joe Boxer (July 2005)

In July 2005, we acquired the principal assets of Joe Boxer Company, LLC and three of its affiliated companies. The purchased assets included the Joe Boxer and associated trademarks, copyright registrations and the seller’s existing licenses with respect thereto, including a multi-category license with Kmart pursuant to which the brand is licensed to Kmart exclusively in the United States, and various international licenses to manufacturers in Canada, Mexico and Scandinavia. The aggregate purchase price paid by us included $40.0 million in cash paid to the sellers, which was funded by us from the proceeds of asset-backed notes issued by IP Holdings, 4,350,000 restricted shares of our common stock issued to the sellers, valued at $36.2 million, our assumption of a note payable to Kmart in the principal amount of approximately $10.8 million, accrued interest of $309,000 with respect to such note, the value of warrants issued by us to our financial advisor as a cost of the acquisition in the amount of $788,000, and other acquisition costs of approximately $755,000.

Rampage (September 2005)

In September 2005, we acquired the principal assets of Rampage Licensing, LLC, including the Rampage and associated trademarks and 12 existing licenses. The aggregate purchase price paid by us included $26.2 million in cash paid to the sellers, $25.8 million of which was funded by us from the proceeds of asset-backed notes issued by IP Holdings, 2,171,336 restricted shares of our common stock issued to the seller, valued at $20.2 million, the value of warrants issued by us to our financial advisor as a cost of the acquisition in the amount of $1.7 million and other acquisition costs of $150,000.

Mudd (April 2006)

In April 2006, we acquired certain of the assets of Mudd (USA) LLC related to the Mudd brand, trademarks, intellectual property and related names worldwide, excluding China, Hong Kong, Macau and Taiwan. The aggregate purchase price paid by us included $45.0 million in cash paid to the seller, which was funded by us from the proceeds of asset-backed notes issued by IP Holdings, 3,269,231 restricted shares of our common stock issued to the seller, valued at $47.9 million, the value of warrants issued by us to our financial advisor as a cost of the acquisition in the amount of $4.6 million and other estimated acquisition costs of $1.8 million. In connection with this acquisition, we also entered into a license agreement with the seller giving it the exclusive right to use the Mudd trademark in connection with the design, manufacture, sale and distribution of women’s and children’s jeanswear and related products in the United States. Mudd (USA) LLC has guaranteed for two years certain minimum licensing revenues to us with respect to the royalties due under its license agreement and from all of the license agreements assumed by us in connection with the Mudd acquisition. This guarantee, as well as certain other of the seller’s obligations to us, is secured by its pledge of a portion of the cash and shares issued by us as consideration in the acquisition.

London Fog (August 2006)

In August 2006, we purchased the London Fog trademarks and certain related intellectual property assets from London Fog Group Inc. The aggregate purchase price paid by us included $30.5 million in cash paid to the seller, which was funded by us from the proceeds of asset-backed notes issued by IP Holdings, together with $3.1 million of our existing funds, 482,423 restricted shares of our common stock, valued at $7.1 million, that were issued to designees of the seller’s assignee, and approximately $480,000 of estimated acquisition costs.

Mossimo (October 2006)

On October 31, 2006, we acquired all of the capital stock of Mossimo, Inc., which was a public company engaged in the business of licensing the Mossimo brand, in consideration for which we paid the stockholders of Mossimo, Inc. a total of $67.5 million in cash and 3,608,810 shares of our common stock, valued at $66.8 million based on the average closing sale price value of our common stock for the three days prior to the closing of the merger in October 2006 and the merger agreement was signed in March 2006. In addition, if our common stock does not close at or above $18.71 for at least 20 consecutive trading days during the 12 months following the merger, the recipients of the initial merger consideration will be entitled to receive up to a maximum of 40,965 additional shares of our common stock. In accordance with purchase price accounting, the purchase price will be reflected in our financials assuming the issuance of such additional shares. In connection with the Mossimo merger, we also paid Cherokee Inc. a fee of $33.0 million in cash in return for its withdrawal of the proposal that it had previously submitted to acquire the capital stock of Mossimo, Inc. and the termination of its finder’s agreement with Mossimo, Inc. relating to its royalties from Target Stores, and we bought out Mossimo employee stock option agreements for approximately $950,000, issued warrants as a cost of the acquisition valued at approximately $2.1 million and had other estimated acquisition costs of approximately $5.2 million. See “Unaudited pro forma condensed combined financial statements.”

Ocean Pacific (November 2006)

On November 6, 2006, we acquired certain of the assets of Ocean Pacific Apparel Corp., a subsidiary of Warnaco Group, Inc., related to the Ocean Pacific brand, associated trademarks, intellectual property and related names worldwide. In consideration for such assets we paid the seller $10.0 million in cash and issued the seller a 7% note in the principal amount of $44.0 million. In connection with this acquisition, we also entered into a license agreement with the seller giving it the exclusive right to use the Ocean Pacific trademark in connection with the design, manufacture and sale of women’s and juniors’ swimwear in the United States for a period of three years and the seller has guaranteed certain minimum annual royalties to us with respect thereto. In connection with the Ocean Pacific brand acquisition, we issued warrants to a financial advisor valued at $1.4 million and, based on preliminary estimates, had other acquisition costs of approximately $2.5 million, including approximately $800,000 to be paid in the future.

Seasonal and quarterly fluctuations

The majority of the products manufactured and sold under our brands and licenses are for apparel, accessories and footwear, and sales of such products can be adversely affected as a result of holidays, weather and the timing of product shipments. Accordingly, a portion of our licensing revenue is subject to seasonal fluctuations. In addition, our licensees’ sales and business generally can be adversely affected by market acceptance of the applicable branded product, the mix, pricing and presentation of the product and general economic conditions beyond our control. Accordingly, the results of operations in any quarter will not necessarily be indicative of the results that may be achieved for a full fiscal year or any future quarter.

Other factors

We continue to seek to expand and diversify the types of licensed products being produced under our various brands, as well as diversify the distribution channels within which licensed products are sold, in an effort to reduce dependence on any particular retailer, consumer or market sector. The success of our company, however, will still remain largely dependent on our ability to build and maintain brand awareness and contract with and retain key licensees and on our licensees’ ability to accurately predict upcoming fashion trends within their respective customer bases and fulfill the product requirements of their particular retail channels within the global marketplace. Unanticipated changes in consumer fashion preferences, slowdowns in the U.S. economy, changes in the prices of supplies, consolidation of retail establishments, and other factors noted in “Risk factors,” could adversely affect our licensees’ ability to meet and/or exceed their contractual commitments to us and thereby adversely affect our future operating results.

Effects of inflation

We do not believe that the relatively moderate rates of inflation experienced over the past few years in the United States, where we primarily compete, have had a significant effect on our revenues or profitability.

Critical accounting policies

Our discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The application of these policies requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. However, actual results may differ from these estimates under different assumptions or conditions. We review all significant estimates affecting the financial statements on a recurring basis and record the effect of any adjustments when necessary.

We consider the following accounting policies to be among the most important in understanding our operating results and financial condition.

Principles of consolidation/business combinations

Our consolidated financial statements include our accounts and those of our wholly-owned subsidiaries. All significant intercompany transactions and items have been eliminated in consolidation. We acquired the Joe Boxer brand on July 22, 2005, the Rampage brand on September 16, 2005, the Mudd brand on April 11, 2006, the Mossimo brand on October 31, 2006 and the Ocean Pacific brand on November 6, 2006. All acquisitions have been or will be accounted for using purchase price accounting. The purchase method of accounting requires that the total purchase price of an acquisition be allocated to the assets acquired and liabilities assumed based on their fair values on the date of the business acquisition. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

Accounts receivable

The policies with the greatest potential effect on our consolidated results of operations and financial position include the estimate of reserves to provide for the collectibility of accounts receivable. We estimate the net collectibility considering historical, current and anticipated trends related to deductions taken by customers and markdowns provided to retail customers to effectively flow goods through the retail channels, and the possibility of non-collection due to the financial position of our licensees’ customers. With our new licensing model, we have eliminated our inventory risk and substantially reduced our operating risks, and can now forecast revenues and plan expenditures based upon guaranteed royalty minimums.

Revenue recognition

In connection with our new licensing model, we have entered into various trademark license agreements that provide revenues based on minimum royalties and additional revenues based on a percentage of defined sales. In each license agreement, minimum royalty revenue is recognized on a straight-line basis over each period, as defined. Royalties exceeding the defined minimum amounts are recognized as income during the period corresponding to the licensee’s sales.

As noted earlier, beginning January 2005, we changed our business practices with respect to Bright Star, which resulted in a change in revenue recognition commencing with fiscal 2005, from gross product sales to net commissions.

Revenue is recognized upon shipment with related risk and title passing to the customers. Allowances for chargebacks, returns and other charges are recorded at the sales date based on customer specific projections as well as historical rates of such allowances.

Goodwill and other intangible assets

In June 2001, the financial accounting standards board, referred to as FASB, issued statement of financial accounting standards, or SFAS, No. 142, “Goodwill and other intangible assets,” which changed the accounting for goodwill and other intangible assets without determinable lives from an amortization method to an impairment-only approach. Upon our adoption of SFAS No. 142 on February 1, 2002, we ceased amortizing goodwill. As prescribed under SFAS No. 142, we had goodwill tested for impairment during each of fiscal 2005, 11-month 2004 and fiscal 2003, and no impairments were necessary.

Previously, the Candie’s and Bongo trademarks were amortized on a straight-line basis over their estimated useful lives of approximately 20 years. Effective July 1, 2005, we changed, for accounting purposes, the estimated useful life of each of the Candie’s and Bongo trademarks to an indefinite life. Accordingly, the recorded value of these trademarks is no longer being amortized, but instead is being tested for impairment on an annual basis. In arriving at the conclusion to use an indefinite life, our management considered, among other things, our new licensing business model which has expanded the extent of the potential use of these brand names in future years. For instance, our Kohl’s license relating to our Candie’s brand has, since June 2005, very rapidly expanded the brand to over 30 product categories in almost 750 Kohl’s retail locations. Further, the Candie’s brand has been present in the U.S. market since the 1970s. Similarly, the Bongo brand has expanded from a predominantly jeanswear brand to encompass a broad variety of product groups and multiple licenses in the United States and internationally. Brand recognition for both of these brands is very high and has been generally stable for an extended period of time, and we expect this consumer recognition and acceptance to remain stable or grow in the future based on anticipated broader distribution and product line expansion. The impact of this change in estimate was a reduction in amortization expense relating to the Candie’s and Bongo trademarks totaling $595,000, or $0.02 per fully diluted earnings per share. As of September 30, 2006, the net book value of the Candie’s and Bongo trademarks totaled $14.4 million.

Impairment losses are recognized for long-lived assets, including certain intangibles, used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are not sufficient to recover the assets’ carrying amount. Impairment losses are measured by comparing the fair value of the assets to their carrying amount.

Stock-based awards

Effective January 1, 2006, we adopted SFAS No. 123(R), “Accounting for share-based payment,” which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. Under SFAS 123(R), using the modified prospective method, compensation expense is recognized for all share-based payments granted prior to, but not yet vested as of, January 1, 2006. In December 2005, our board of directors approved the accelerated vesting of all employee service-based stock options previously granted under our various non-qualified stock option plans, which would have been unvested as of December 31, 2005. As a result, all options granted as of December 31, 2005, except certain options based on performance, became exercisable immediately. The number of shares, exercise prices and other terms of the options subject to the acceleration remain unchanged. The acceleration of such option vesting resulted in an additional $446,000 of compensation expense reflected in pro forma net income for the year ended December 31, 2005, an amount that would have otherwise been recorded as compensation expense in the years ending December 31, 2006 and 2007, but had no impact on compensation recognition in 2005 as the options would have otherwise vested. Prior to the adoption of SFAS 123(R), we accounted for our stock-based compensation plans under the recognition and measurement principles of accounting principles board, or APB, Opinion No. 25, “Accounting for stock issued to employees,” and related interpretations. Accordingly, the compensation cost for stock options had been measured as the excess, if any, of the quoted market price of our common stock at the date of the grant over the amount the employee must pay to acquire the stock. In accordance with the modified prospective transition method, our consolidated financial statements have not been restated to reflect the impact of SFAS 123(R). The impact on our financial condition and results of operations from the adoption of SFAS No. 123(R) will depend on the number and terms of stock options granted in future years under the modified prospective method, the amount of which we cannot currently estimate.

Deferred income tax assets

We account for income taxes in accordance with SFAS No. 109, “Accounting for income taxes.” Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. In determining the need for a valuation allowance, management reviews both positive and negative evidence pursuant to the requirements of SFAS No. 109, including current and historical results of operations, the annual limitation on utilization of net operating loss carry forwards pursuant to internal revenue code section 382, future income projections and the overall prospects of our business. Based upon management’s assessment of all available evidence, including our completed transition into a licensing business, estimates of future profitability based on projected royalty revenues from our licensees, and the overall prospects of our business, we concluded in fiscal 2005 that it is more likely than not that the net deferred income tax asset recorded as of December 31, 2005 will be realized. Based on management’s assessment of information that became available during the nine-month period ended September 30, 2006, we concluded during such period that it is more likely than not that a portion of previously unrecognized deferred income tax benefits will be realized. Accordingly, we reduced the balance of the related valuation allowance, which resulted in a $2.7 million tax expense for the nine months ended September 30, 2006.

New accounting standards

During fiscal 2005 and the nine months ended September 30, 2006, the FASB issued certain new accounting standards, as described below and summarized in Note 1 of the notes to our consolidated financial statements included elsewhere in, or incorporated by reference into, this prospectus, which we have adopted or will adopt as of January 1, 2007. Adoption of these new accounting standards did not have a significant impact on our financial position or results of operations in fiscal 2005 or the first nine months of 2006 and is not expected to have any such effect on our consolidated financial statements going forward:

In September 2006, the FASB issued SFAS No. 157, “Fair value measurements,” which establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

In September 2006, the FASB issued SFAS No. 158, “Employers’ accounting for defined benefit pension and other postretirement plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires a business entity to recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in comprehensive income in the year in which the changes occur. SFAS No. 158 also requires a business entity to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006.

In June 2006, the FASB issued FASB Interpretation No., or FIN, 48, “Accounting for uncertainty in income taxes—an interpretation of SFAS No. 109,” which establishes that the financial statement effects of a tax position taken or expected to be taken in a tax return are to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. We will adopt FIN 48 as of January 1, 2007 as required by its terms.

In March 2006, FASB issued SFAS No. 156, “Accounting for servicing of financial assets,” which amends SFAS No. 140, “Accounting for transfers and servicing of financial assets and extinguishments of liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 addresses the recognition and measurement of separately recognized servicing assets and liabilities and establishes, among other things, the accounting for them by requiring that they be initially measured at fair value, if practicable. We will adopt SFAS No. 156 as of January 1, 2007 as required by its terms.

In February 2006, FASB issued SFAS No. 155, “Accounting for certain hybrid financial instruments—an amendment of FASB statements No. 133 and 140.” SFAS No. 155 amends SFAS No. 133, “Accounting for derivatives and hedging activities,” and SFAS No. 140, “Accounting for transfers and servicing of financial assets and extinguishments of liabilities,” and allows an entity to remeasure at fair value a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation from the host, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. We will adopt SFAS No. 155 in January 1, 2007 as required by its terms.

In May 2005, the FASB issued SFAS No. 154, “Accounting changes and error corrections, a replacement of accounting principles board opinion No. 20 and FASB statement No. 3.” SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. Accounting principles board, or APB, Opinion No. 20, “Accounting changes,” previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 became effective for us on January 1, 2006.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of monetary assets,” which addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier application permitted. We adopted SFAS No. 153 on January 1, 2006.

Quantitative and qualitative disclosure about market risk

As a result of our financing activities, we have been, and may in the future be exposed to the risk of rising interest rates. As of December 31, 2005 and September 30, 2006, however, we had no debts with variable rates.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction

On October 31, 2006, we acquired all of the outstanding capital stock of Mossimo, Inc. through its merger with, and into, Moss Acquisition Corp., a wholly-owned subsidiary formed by us for such purpose, with Moss Acquisition Corp. continuing as the surviving corporation and our wholly-owned subsidiary. As consideration for the merger, we paid the stockholders of Mossimo, Inc. a total of $67.5 million in cash and 3,608,810 restricted shares of our common stock, referred to as the initial merger consideration. In addition, the recipients of the initial merger consideration have the right to receive additional shares of our common stock, referred to as the additional merger consideration, if our common stock does not close at or above $18.71 for at least 20 consecutive trading days during the 12 months ending October 31, 2007, referred to as the measurement period, which rights are evidenced by the non-transferable contingent share rights that we granted to them upon the consummation of the merger.

If the additional merger consideration becomes payable, each former holder of Mossimo common stock entitled to such consideration may exercise its non-transferable contingent share rights to receive such number of additional shares of our common stock as is determined by dividing (1) the product of (a) the number of shares of our common stock issued to such holder as initial merger consideration, multiplied by (b) the difference between (i) $18.71 and (ii) the greater of (x) $18.50 (the average closing sale price of our common stock for the three days prior to the closing of the merger) and (y) the highest 20-consecutive trading day average closing sale price of our common stock during the measurement period (the higher stock price in this clause (ii) is referred to as the actual price), by (2) the actual price. The aggregate number of shares of our common stock issuable as additional merger consideration is subject to limitation as set forth in the merger agreement governing the Mossimo merger.

In connection with the Mossimo merger, each unexpired and unexercised option to purchase Mossimo common stock, whether vested or unvested and without regard to whether such option was then exercisable, was cancelled. As consideration for such cancellations, we paid the former holders of such cancelled Mossimo options, a total of $950,000 in cash. In addition, if the additional merger consideration becomes payable as described above, each of such former option holders will also receive a cash payment equal to the per-share cash value of the additional merger consideration he or she would have received if he or she had exercised the option prior to the merger (and had thus been a stockholder of Mossimo, Inc. at the time of the merger), less any applicable tax withholding.

Prior to the Mossimo merger, in April 2006, Mossimo, Inc. received an unsolicited proposal from Cherokee Inc. to acquire all of its outstanding capital stock. We subsequently entered into a termination and settlement agreement with Cherokee pursuant to which it agreed to withdraw such proposal (and not to reinstate or make any new offer) and, effective upon the closing of the merger, to terminate its finder’s fee agreement with Mossimo, Inc. in respect of its royalties from Target. In exchange for such withdrawal and termination, we paid Cherokee $33.0 million upon the closing of the merger.

In connection with the Mossimo merger, our wholly owned subsidiary, Mossimo Holdings, which we formed for such purpose and whose activities are limited to acquiring intellectual property assets, exploiting and maintaining such assets and borrowing funds in connection with those activities, obtained a loan from Merrill Lynch Mortgage Capital Inc. in the amount of $90.0 million, secured by the Mossimo trademarks, license agreements, including the proceeds therefrom, and related intellectual property assets, which we simultaneously sold to Mossimo Holdings upon the closing of the merger. The note evidencing this loan bears interest at a variable rate equal to the three-month LIBOR plus 5.125% per annum and matures on December 18, 2008, with principal payable in quarterly payments totaling $10.5 million in the first year and $10.8 million in the second year, with the balance due upon maturity. The $90.0 million in proceeds from this secured loan, together with $17.5 million of the cash acquired by us in the merger, will be used by us as follows: $67.5 million was used to pay the cash portion of the initial merger consideration; $33.0 million was paid to Cherokee Inc., as described above; approximately $950,000 was use to buy out the cancelled Mossimo stock options as described above; approximately $5.2 million was or will be used to pay costs associated with the merger and $900,000 was used to pay costs associated with the loan financing. The costs of $900,000 relating to the $90.0 million loan have been deferred and will be amortized over the life of the loan, using the effective interest method.

On April 11, 2006, we completed our acquisition of certain assets of Mudd (USA) LLC related to its business of marketing, licensing and managing its Mudd brands, trademarks, intellectual property and related names worldwide, excluding China, Hong Kong, Macau and Taiwan. We paid the following consideration for such assets: (a) $45.0 million in cash, which was funded from a portion of the proceeds of the notes issued by IP Holdings, which is a special purpose entity in which we own, directly, a 53.5% limited liability company interest and, indirectly through other of our subsidiaries, the remaining limited liability company interests, and (b) our issuance to the seller of 3,269,231 restricted shares of our common stock. In connection with the transaction, we simultaneously sold the assets to IP Holdings. On the closing date, IP Holdings also entered into a license agreement with Mudd (USA) LLC, in which IP Holdings granted Mudd (USA) LLC the exclusive right to use the Mudd trademark in connection with the design, manufacture, sale and distribution of women’s and children’s woven bottoms and related products in the United States. Mudd (USA) LLC has guaranteed for two years certain minimum licensing revenues to us from the purchased assets and royalties under the license agreement. The guarantee and certain other of the seller’s obligations to us under the purchase agreement are secured by its pledge of a portion of the cash and shares issued by us as consideration in the acquisition.

The financing for IP Holding’s purchase of the purchased assets from us was accomplished through its private placement of asset-backed notes. The issuance of the notes raised $49.0 million in new financing for IP Holdings (before giving effect to the payment of expenses in connection with the issuance of the notes and required deposits to reserve funds) and refinanced the approximately $87.0 million principal amount then outstanding under the notes previously issued by IP Holdings. The notes are secured by the purchased assets, as well as by other intellectual property assets owned by IP Holdings. The payment of the principal amount of, and interest on, the notes will be made from amounts received by IP Holdings under license agreements with various licensees of the purchased assets and IP Holdings’ other intellectual property assets. We are not obligated, and our assets are not available, to pay any amounts with respect to the notes if amounts received by IP Holdings under such license agreements are insufficient to make the required payments. In addition, the assets of IP Holdings are not available to pay any of our obligations.

The following unaudited pro forma condensed combined financial statements give effect to (a) the Mossimo merger and (b) three acquisitions recently completed by us, including: (i) our purchase of certain Mudd assets in April 2006, (ii) the Rampage brand acquisition in September 2005 and (iii) the Joe Boxer brand acquisition in July 2005, under the purchase method of accounting. They do not give effect to our November 2006 acquisition of the Ocean Pacific brand or our August 2006 purchase of the London Fog trademarks, as such pro forma disclosure is not required with respect to such transactions under the rules and regulations of the Securities and Exchange Commission, referred to as the SEC. These unaudited pro forma condensed combined statements are presented for illustrative purposes only. The pro forma adjustments are based upon available information and certain assumptions that our management believes are reasonable. The unaudited pro forma condensed combined financial statements do not purport to represent what our results of operations would actually have been if the merger and acquisitions had actually occurred at the beginning of the periods presented, nor do they purport to project our results of operations for any future period.

Under the purchase method of accounting, tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their estimated fair values. The estimated fair values, useful lives and amortization of certain assets acquired are based on a preliminary valuation and are subject to final valuation adjustments. The Mossimo, Mudd, Joe Boxer and Rampage trademarks have been determined to have an indefinite useful life and, therefore, consistent with SFAS No. 142, no amortization will be recorded in our consolidated statements of operations. Instead, the related intangible asset will be tested for impairment at least annually, with any related impairment charge recorded to the statement of operations at the time of determining such impairment.

The unaudited pro forma condensed combined balance sheet as of September 30, 2006 assumes that the Mossimo merger had occurred on that date. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2005 were prepared by combining our historical statement of operations for the year ended December 31, 2005 with the Mossimo, Inc. statements of operations for the year ended December 31, 2005, the Mudd statements of revenues and direct operating expenses of the assets sold for its fiscal year ended March 31, 2006 and the Joe Boxer and Rampage results of operations prior to the dates of the related acquisitions, giving effect to the merger and each of the acquisitions as though they had occurred at the beginning of the year (January 1, 2005). The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2006 were prepared by combining our historical statement of operations for the nine months ended September 30, 2006 with Mossimo Inc.’s historical statements of operations for the nine months ended September 30, 2006 and financial information from the Mudd statements of revenues and direct operating expenses of the assets sold for the three months ended March 31, 2006 (prior to the date of the related acquisition) giving effect to the merger and the Mudd acquisition as though they had occurred at the beginning of the period (January 1, 2006).

The consolidated historical financial information for Iconix is derived from our audited consolidated financial statements for the year ended December 31, 2005 and our unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2006, which are included elsewhere in this prospectus. The historical financial information of Mossimo, Inc. is derived from its audited financial statements for the year ended December 31, 2005 and its unaudited condensed financial statements as of and for the nine months ended September 30, 2006, which are included elsewhere in this prospectus. The historical financial information of Mudd for the year ended March 31, 2006 is derived from its audited statements of assets sold and statement of revenues and direct operating expenses of assets sold previously filed by us with the SEC in our current report on Form 8-K/A on June 27, 2006, which is incorporated herein by reference. The historical financial information of Joe Boxer is derived from its historical financial statements previously filed by us with the SEC in our current report on Form 8-K/A on October 14, 2005, which is incorporated herein by reference. The historical financial information of Rampage is derived from its historical financial statements previously filed by us with the SEC in our current report on Form 8-K/A on December 2, 2005, which is incorporated herein by reference. In addition, the pro forma statements of operation include 21 days of historical operations from July 1, 2005 to July 21, 2005 for Joe Boxer and two and a half months of historical operations from July 1, 2005 to September 15, 2005 for Rampage.

Unaudited pro forma condensed combined balance sheet

As of September 30, 2006

(000’s omitted, except per share information)

	Iconix as of 9/30/06 (historical)	Mossimo as of 9/30/06 (historical)	Pro forma adjustments			Pro forma condensed combined
			Note (a)	Notes (b)/(c)	Note (d)
Assets
Current assets
Cash (including restricted cash)	$21,255	$25,205	$(1,767)	$15,158	$(23,438)	$36,413
Marketable securities	—	—	—	—	—	—
Accounts receivable, net	11,808	5,911	(1,648)	4,263	(4,263)	16,071
Due from affiliate	244	—	—	1,000	—	1,244
Inventories	—	431	(431)	—	—	—
Deferred income taxes	6,691	3,223	—	—	(3,223)	6,691
Prepaid advertising and other	1,854	1,461	(192)	1,269	(1,269)	3,123

Total current assets	41,852	36,231	(4,038)	21,690	(32,193)	63,542

Property and equipment at cost:
Furniture, fixtures and equipment	2,585	2,459	(1,001)	1,458	(1,458)	4,043
Less: accumulated depreciation and amortization	(1,332)	(1,647)	472	(1,175)	1,175	(2,507)

	1,253	812	(529)	283	(283)	1,536
Other assets:
Restricted cash	10,575	—	—	—	—	10,575
Goodwill	42,528	—	—	48,491	—	91,019
Intangibles, net	267,938	81	(81)	145,640	—	413,578
Deferred financing costs, net	3,547	—	—	900	—	4,447
Deferred income taxes	12,597	1,609	—	4,832	(1,609)	17,429
Other	3,274	52	(11)	(204)	(41)	3,070

	340,459	1,742	(92)	199,659	(1,650)	540,118

Total assets	$383,564	$38,785	$(4,659)	$221,632	$(34,126)	$605,196

Liabilities and stockholders equity

Current liabilities:
Accounts payable and accrued expenses	$5,391	$8,306	$(612)	$13,192	$(7,694)	$18,583
Promissory note payable	750	—	—	—	—	750
Accounts payable, subject to litigation	4,886	—	—	—	—	4,886
Current portion of deferred revenue	3,152	—	—	—	—	3,152
Current portion of long term debt	25,549	—	—	10,500	—	36,049

Total current liabilities	39,728	8,306	(612)	23,692	(7,694)	63,420

Deferred rent	—	110	(90)	—	(20)	—
Deferred income taxes	7,939	—	—	49,000	—	56,939
Long term debt	144,882	—	—	79,500	—	224,382

Total liabilities	192,549	8,416	(702)	152,192	(7,714)	344,741

Contingencies and commitments	—	—	—	—	—	—

Stockholders’ equity:
Common stock, $.001 par value—shares authorized 75,000	41	15	—	4	(15)	45
Additional paid-in capital	203,153	41,364	(375)	69,591	(40,989)	272,744
Accumulated other comprehensive income	155	—	—	(155)	—	—
Accumulated earnings (deficit)	(11,667)	(11,010)	(3,582)	—	14,592	(11,667)
Treasury stock—198 shares at cost	(667)	—	—	—	—	(667)

Total stockholders’ equity	191,015	30,369	(3,957)	69,440	(26,412)	260,455

Total liabilities and stockholders’ equity	$383,564	$38,785	$(4,659)	$221,632	$(34,126)	$605,196

See accompanying introduction and notes to unaudited pro forma condensed combined financial statements.

Unaudited pro forma condensed combined statement of operations

For the year ended December 31, 2005

(000’s omitted, except per share information)

	Year ended 12/31/2005 Iconix (historical)	2005 closed acquisitions (historical) Note (e)	2005 closed acquisitions (pro forma adjustments) Note (f)	Year ended 3/31/2006 Mudd (historical)	Mudd pro forma adjustment	Notes	Pro forma Iconix	Year ended 12/31/2005 Mossimo (historical)	Pro forma adjustment note (l)	Pro forma adjustment	Notes	Total pro forma condensed combined	Notes
Net sales	$—	$—	$—	$—	$—		$—	$6,730	$(6,730)	$—		$—
Licensing income	30,156	14,890	—	10,994	8,000	(g)	64,040	24,298	—	—		88,338

Net revenue	30,156	14,890	—	10,994	8,000		64,040	31,028		—		88,338
Cost of goods sold	—	—	—	—	—		—	3,993	(3,993)	—		—

Gross profit	30,156	14,890	—	10,994	8,000		64,040	27,035	(2,737)	—		88,338

Selling, general and administrative expenses	13,880	4,588	835	6,061	868	(h)	26,232	20,294	(4,191)	1,725	(m)	44,060
Special charges	1,466	—	—	—	—		1,466	212	—	—		1,678

Operating income (loss)	14,810	10,302	(835)	4,933	7,132		36,342	6,529	1,454	(1,725)		42,600

Net interest expense (income)	3,902	1,243	2,518	—	4,503	(i)	12,166	(420)	—	9,415	(n)	21,161

Income (loss) before income taxes	10,908	9,059	(3,353)	4,933	2,629		24,176	6,949	1,454	(11,140)		21,439

Provision (benefit) for income taxes	(5,035)	—	1,000	—	2,571	(j)	(1,464)	2,248	—	(3,179)	(o)	(2,395)

Net income (loss)	$15,943	$9,059	$(4,353)	$4,933	$58		$25,640	$4,701	$1,454	$(7,961)		$23,834

Earnings per share:
Basic	$0.51						$0.67					$0.57	(q)

Diluted	$0.46						$0.61					$0.52	(q)

Weighted number of common shares outstanding:
Basic	31,284		6,521		3,269	(k)	38,512			3,608	(p)	42,120

Diluted	34,773		6,521		3,327	(k)	42,059			3,649	(p)	45,708

See accompanying introduction and notes to unaudited pro forma condensed combined financial statements.

Unaudited pro forma condensed combined statement of operations

For the nine months ended September 30, 2006

(000’s omitted, except per share information)

	Nine months ended 9/30/2006 Iconix (historical)	Three months ended 3/31/2006 Mudd (historical)	Pro forma adjustment	Notes	Pro forma Iconix	Nine months ended 9/30/2006 Mossimo (historical)	Pro forma adjustment note (l)	Pro forma adjustment	Notes	Total pro forma condensed combined	Notes
Net sales	$—	$—	$—		$—	$5,537	$(5,537)	$—		$—
Licensing income	53,791	2,607	2,000	(g)	58,398	17,023	—	—		75,421

Net revenue	53,791	2,607	2,000		58,398	22,560	—	—		75,421
Cost of goods sold	—	—	—		—	2,875	(2,875)	—		—

Gross profit	53,791	2,607	2,000		58,398	19,685	(2,662)	—		75,421

Selling, general and administrative expenses	17,572	3,107	217	(h)	20,896	16,397	(2,946)	1,294	(m)	35,641
Special charges	1,900	—	—		1,900	—	—	—		1,900

Operating income (loss)	34,319	(500)	1,783		35,602	3,288	284	(1,294)		37,880

Net interest expense (income)	7,991	—	1,126	(i)	9,117	(672)	8	7,189	(n)	15,642

Income (loss) before income taxes	26,328	(500)	657		26,485	3,960	276	(8,483)		22,238

Provision (benefit) for income taxes	2,680	—	53	(j)	2,733	1,606	—	(3,050)	(o)	1,289

Net income (loss)	$23,648	$(500)	$604		$23,752	$2,354	$276	$(5,433)		$20,949

Earnings per share:
Basic	$0.62				$0.60					$0.49	(q)

Diluted	$0.54				$0.53					$0.43	(q)

Weighted number of common shares outstanding:
Basic	38,075		1,223	(k)	39,298			3,608	(p)	42,906

Diluted	43,469		1,300	(k)	44,769			3,650	(p)	48,419

See accompanying introduction and notes to unaudited pro forma condensed combined financial statements.

Unaudited pro forma condensed combined financial statements

The financial information presented in the unaudited pro forma condensed combined financial statements is based on amounts and adjustments that our management believes to be factually supportable. We have made no attempt to include forward looking assumptions in such information.

Notes to unaudited pro forma condensed combined balance sheets:

(a)    Represents the elimination of Modern Amusement’s assets and liabilities resulting from the sale by Mossimo, Inc. of this subsidiary prior to the completion of the merger.

(b)    Reflects the preliminary allocation of cost associated with the Mossimo merger under the purchase method of accounting as though the merger occurred on September 30, 2006, and the impact of the financing associated with the merger.

Total purchase price was determined as follows:

(000’s omitted except share information)

Cash paid at closing to Mossimo stockholders	$67,532
Cash paid at closing to Cherokee	33,000

Total cash paid at closing		$100,532

Fair value of 3,608,810 shares of our common stock, $.001 par value, at $18.50 fair market value per share(1)	66,763
Value of the contingent share right relating to fair market value thresholds guaranteed in the merger consideration (1)	769
Value of 250,000 warrants ($15.93 exercise price) issued as a cost of the merger	2,063

Total equity consideration		69,595

Shares of Mossimo stock previously acquired by Iconix		745

Buyout of Mossimo employee stock option agreements		950

Estimated liability related to possible additional payment for buyout of Mossimo employee stock option agreements		12

Other estimated costs of the merger, including $4.5 million to be paid after the closing of the merger		5,232

Total		$177,066

(1)	The target value of the shares of our common stock issued at closing totals $67.5 million and represents the lowest total value at which additional shares, referred to as the contingent shares, would not be required to be issued. This amount is calculated by multiplying 3,608,810, the number of shares issued by us as initial merger consideration, by $18.71. In the event that our common stock does not trade at or above $18.71 for 20 consecutive business days during the 12 months ending October 31, 2007, contingent shares will be required to be issued and, as discussed in note (p) below, have been illustrated as part of these pro forma financial statements.

The preliminary purchase price allocation to the fair value of the assets acquired and liabilities assumed, is as follows:

(000’s omitted)

Trademarks	$140,000
License agreements	3,140
Non-compete agreements	2,500
Assumed obligation under Cherokee contract	(8,100)
Allocation of Cherokee contract buyout	8,100
Cash acquired (including cash received from the sale of Modern Amusement of $2,236)	27,441
Note receivable, related to sale of Modern Amusement	1,500
Accounts receivable and other current assets	5,573
Fixed assets	283
Deferred tax asset	4,832
Accounts payable and accruals	(7,694)
Deferred tax liability	(49,000)
Goodwill	48,491

Total	$177,066

(c)    Represents the recording of the cash paid, debt acquired, equity issued and the elimination of our investment in Mossimo, in association with the merger with Mossimo.

In connection with the Mossimo merger, our wholly owned subsidiary, Mossimo Holdings, which we formed for the purpose of the merger and whose activities are limited to acquiring intellectual property assets, exploiting and maintaining such assets and borrowing funds in connection with those activities, obtained a loan from Merrill Lynch Mortgage Capital Inc. in the amount of $90.0 million. The loan is secured by the Mossimo trademarks, license agreements, including the proceeds therefrom, and related intellectual property assets, which we simultaneously sold to Mossimo Holdings upon the closing of the merger. The note evidencing the loan bears interest at a variable rate equal to the three-month LIBOR plus 5.125% per annum, matures on December 18, 2008, with principal payable in quarterly payments totaling $10.5 million in the first year and $10.8 million in the second year, with the balance due upon maturity. The $90.0 million in proceeds from this secured loan, together with $17.5 million of the cash that was acquired in connection with the merger, is being used by us as follows: $67.5 million was used to pay the cash portion of the initial merger consideration; $33.0 million was paid to Cherokee Inc., as described above; approximately $950,000 was used to buy out the cancelled Mossimo stock options as described above; approximately $5.2 million was or will be used to pay costs associated with the merger; and $900,000 was used to pay costs associated with the loan financing. The costs of $900,000 relating to the $90.0 million loan have been deferred and are being amortized over the life of the loan, using the effective interest method.

(d)    Represents the elimination of the historical values of Mossimo’s assets and liabilities.

(e)    Represents historical information for the 2005 closed acquisitions for the Joe Boxer acquisition for the period from January 1, 2005 to July 21, 2005 and for the Rampage acquisition for the period from January 1, 2005 to September 15, 2005 derived from the following amounts:

(000’s omitted)	Joe Boxer 1/1/05 – 6/30/05	Joe Boxer 7/1/05 – 7/21/05	Rampage 1/1/05 – 6/30/05	Rampage 7/1/05 – 9/15/05	2005 closed acquisitions (historical)
Licensing income	$7,978	$1,161	$3,899	$1,852	$14,890

SG&A	2,015	246	1,542	785	4,588

Operating income	5,963	915	2,357	1,067	10,302
Interest expense—net	290	35	684	234	1,243

Income before income taxes	5,673	880	1,673	833	9,059
Provision (benefit) for income taxes	—	—	—	—	—

Net income (loss)	$5,673	$880	$1,673	$833	$9,059

(f)    Represents pro forma adjustments for the 2005 closed acquisitions for the Joe Boxer acquisition for the period from January 1, 2005 to July 21, 2005 and for the Rampage acquisition for the period from January 1, 2005 to September 15, 2005 and is comprised of:

(000’s omitted)	Joe Boxer 1/1/05 – 6/30/05	Joe Boxer 7/1/05 – 7/21/05	Rampage 1/1/05 – 6/30/05	Rampage 7/1/05 – 9/15/05	2005 closed acquisitions (pro forma adjustments)
Licensing income	$—	$—	$—	$—	$—

SG&A	340	42	320	133	835	(1)

Operating income	(340)	(42)	(320)	(133)	(835)
Interest expense—net	1,744	214	317	243	2,518	(2)

Income before income taxes	(2,084)	(256)	(637)	(376)	(3,353)
Provision (benefit) for income taxes	1,000	—	—	—	1,000	(3)

Net income (loss)	$(3,084)	$(256)	$(637)	$(376)	$(4,353)

Weighted number of common shares outstanding:
Basic		4,350		2,171	6,521	(4)
Diluted		4,350		2,171	6,521

(1)	For Joe Boxer, represents the six months and 21 days of additional amortization of acquired intangible assets of $1.3 million on a straight line basis over the remaining contract period of 2.5 years (approximately $299,000 in total) and the deferred refinancing fees of $1.0 million incurred in the related financing arrangement over the seven-year life of the debt (approximately $83,000 in total). For Rampage, represents the eight months and 15 days of additional amortization of acquired Rampage licensing contracts of $550,000, Rampage domain name of $230,000 and non-compete agreement of $600,000, on a straight line basis over the remaining contract period of three, five and two years, respectively (approximately $375,000 in total), as well as amortization of the deferred financing fees of $774,000 which is amortized over the seven-year life of the related debt (approximately $78,000 in total).
(2)	For Joe Boxer, represents the incremental interest expense at the historical interest rate of 8.45% related to refinancing incurred as part of the acquisition. For Rampage, represents the incremental interest expense at the historical interest rate of 8.1% related to refinancing incurred as part of the acquisition.
(3)	Represents the additional deferred income tax provision that would have been recorded against the incremental earnings generated from the acquired Joe Boxer business based on the amount of deferred tax asset recorded in the related purchase accounting.

(4)	Represents the shares of our common stock that were issued as part of the Joe Boxer and Rampage acquisitions.

(g)    Represents guaranteed minimum royalty revenues to be earned by us from the core jeans licensee, Mudd (USA) LLC, under the license agreement we signed with it as part of the acquisition. This license agreement is a two-year contract with guaranteed minimum payments to us of $8.0 million per year. Prior to the acquisition, revenue from the seller’s jeans business was included in other of its operations that were not sold to us, which operations included businesses focused on the design, manufacture and sales of apparel goods.

(h)    Represents adjustments related to the amortization of the value assigned to the acquired Mudd licensing contracts of $700,000, Mudd domain name of $340,000 and non-compete agreement of $1.4 million, on a straight line basis over the remaining contract period or estimated lives of two, five and four years, respectively (approximately $768,000 annually). Additionally includes approximately $100,000 annually for contractual compensation expense related to the management of the brand.

(i)    Represents interest expense at a fixed interest rate of 8.99% related to incremental financing incurred for the Mudd acquisition (approximately $4.4 million annually) and amortization of deferred financing fees incurred in closing the Mudd financing arrangement over the five-year term of the financed debt (approximately $98,000 annually).

(j)    Represents the provision for income taxes at a 34% effective rate related to the pro forma adjustments to income and the historical pre-tax income. The taxes were not historically reflected due to the entity’s prior status as a limited liability company.

(k)    Represents the effect of the shares of our common stock and warrants that we issued as part of the Mudd acquisition.

(l)    Represents the elimination of Modern Amusement from the Mossimo historical operations.

(m)    Represents adjustments related to the amortization of the acquired Mossimo licensing contracts and non-compete agreement on a straight line basis over the remaining contract periods of 3.25 and 5.25 years, respectively (approximately $1.5 million annually). Additionally it includes $250,000 annually for the consulting agreement with Mossimo Giannulli.

(n)    Represents interest expense at the current interest rate of 10.50% (LIBOR of 5.37% plus 5.125%) related to incremental financing incurred as part of the Mossimo merger of approximately $8.9 million for the year ended December 31, 2005 and approximately $6.8 million for the nine months ended September 30, 2006. Additionally, it includes amortization of the deferred financing fees incurred in closing the Mossimo financing arrangement over the life (25.5 months) of the financed debt of $492,000 for the year ended December 31, 2005 and approximately $369,000 for the nine months ended September 30, 2006.

(o)    Represents the additional income tax provision/(benefit) at a 34% effective rate that would have been recorded against the pro forma adjustments to income and the historical pre-tax income.

(p)    Represents the 3,608,810 shares of our common stock issued upon the closing of the Mossimo merger and also includes 40,965 contingent shares (the maximum number of contingent shares that would be issued if our common stock does not trade at $18.71 per share and stay above that share price for at least 20 consecutive trading days during the 12-month measurement period ending October 31, 2007). In the event that our common stock does trade above $18.71 per share for the requisite number of trading days during the measurement period, no contingent shares will be issued. In the event that it does not trade above $18.71 for the requisite number of trading days during such period, the number of contingent shares to be issued will be calculated by first, multiplying 3,608,810, the number of shares issued by us upon the closing of the merger, by the difference between (a) $18.71 and (b) the greater of $18.50 and the highest 20 consecutive trading day average closing sale price during the measurement period, and then, dividing the product obtained by (b). If additional shares become issuable pursuant to the contingent share rights, former Mossimo stockholders will receive such contingent shares by November 28, 2007, subject to certain exceptions in the case of calculation disputes.

The target value of the 3,608,810 shares issued by us at the closing of the merger totals $67.5 million and represents the lowest total value at which contingent shares will not be required to be issued. This amount is calculated by multiplying 3,608,810 by $18.71. In the event that our common stock does not trade at or above $18.71 for 20 consecutive trading days during the 12 months ending October 31, 2007, contingent shares will be required to be issued and, as discussed above, have been accounted for as part of these pro forma financial statements.

(q)    Below is a summary of the calculation used to determine pro forma basic and diluted earnings per share for the periods ended December 31, 2005 and September 30, 2006:

	For the year ended December 31, 2005		For the nine months ended September 30, 2006
(000’s omitted except per share information)	Basic	Diluted	Basic	Diluted
Pro forma net income	23,834	23,834	20,949	20,949

Weighted number of shares outstanding, as reported in Iconix 2005 Form 10-K/A and 2006 Form 10-Q for the period ended September 30, 2006	31,284	34,773	38,075	43,469
Add: Incremental shares for pre-acquisition periods:
Joe Boxer (total amount of shares issued)	2,419	2,419	N/A	N/A
Rampage (total amount of shares issued)	1,540	1,540	N/A	N/A

Subtotal prior to 2006 completed transaction	35,243	38,732	38,075	43,469
Add: Incremental shares for pre-acquisition periods:
Mudd (total amount of shares issued)	3,269	3,269	1,223	1,223
Mudd related warrants(1)	—	58	—	77

Subtotal prior to merger transaction	38,512	42,059	39,298	44,769

Number of shares issued to Mossimo stockholders at closing of merger	3,608	3,608	3,608	3,608
Mossimo related warrants(1)	—	—	—	1
Mossimo contingent shares (based on a per share value of $18.50, the average closing sale price of our common stock for the three days prior to the closing of the merger)(2)	—	41	—	41

Pro forma common and diluted shares outstanding	42,120	45,708	42,906	48,419

Earnings per share	$0.57	$0.52	$0.49	$0.43

(1)	Warrants include in the diluted share amount were calculated using the treasury stock method.
(2)	See note (p) for detail.

Additionally, as of December 31, 2005, of a total of 8,373,292 potentially dilutive shares relating to stock options, 7,321,305 were included in the computation of diluted earnings per share. At September 30, 2006, of a total 7,814,985 potentially dilutive shares relating to stock options, 7,200,545 were included in the computation of diluted earnings per share. There were no potentially dilutive securities excluded from the calculation of pro forma diluted earnings per share because their inclusion would have been antidilutive.

COMPANY

Our history

In 1993, we purchased the Candie’s trademark and certain related licenses from New Retail Concepts, Inc., a company we later acquired in 1998. We commenced designing, manufacturing, selling and marketing Candie’s footwear and building the Candie’s brand into one of the most well-recognized junior footwear brands in the United States. As part of our Candie’s operations, we also operated Candie’s concept and outlet stores designed to create a distinctive Candie’s environment to showcase the brand and its products.

In 1995, we began designing, manufacturing, selling and marketing footwear under the Bongo name, which we licensed from Michael Caruso & Co., Inc. We subsequently acquired Michael Caruso & Co., together with its Bongo brand and jeanswear operations, in 1998.

As part of our efforts to expand our operations and build Candie’s and Bongo into lifestyle brands, in 1998, we licensed the Candie’s brand to third parties for fragrance, socks and prescription eyewear. In 1998, we also formed Unzipped Apparel with our then joint venture partner, Sweet Sportswear, for the purpose of marketing and distributing apparel and jeanswear under the Bongo label. Pursuant to the terms of the joint venture, we licensed the Bongo trademark to Unzipped for use in the design, manufacture and sale of jeanswear and certain apparel products for a term ending in March 2003, and Sweet Sportswear was responsible for operating Unzipped’s Bongo jeanswear business.

In 1999, the SEC investigated our company with respect to certain activities that resulted in a restatement of our financial results for the fiscal year ended January 31, 1998 and the first three quarters of the following fiscal year. We settled the matter in its entirety in May 2003. See “Business—Previous SEC investigation.”

In April 2002, we acquired Sweet Sportswear’s 50% interest in Unzipped and entered into a variety of agreements with Sweet Sportswear and its affiliates relating to the operations of Unzipped, including a management agreement, a supply agreement and a distribution agreement, for initial terms expiring in January 2005. In August 2004, however, we terminated our contractual relations with Sweet Sportswear and its affiliated entities, commenced litigation against them and the individual that controlled them, and, as described below, licensed the exclusive right to our Bongo jeanswear operations to a third party. See “Business—Legal proceedings.”

Our transition

In May 2003, we completed the first of a series of strategic transactions designed to transform our company from a traditional apparel and footwear operating entity to a brand management company when we licensed our Bongo footwear operations to Kenneth Cole Productions, Inc., granting it the exclusive right to design, manufacture, distribute and sell women’s and children’s footwear bearing the Bongo mark. On or about that time, we also entered into a license agreement with Steven Madden Ltd., pursuant to which we granted it the exclusive right to design, manufacture, distribute and sell women’s and children’s footwear bearing the Candie’s trademark.

With respect to the Bongo footwear license, we immediately ceased all manufacturing and shipping of Bongo footwear, thereby effectively eliminating our Bongo operations while maintaining the rights to the Bongo trademark. With respect to Candie’s footwear products, by the end of January 2004, Steve Madden had commenced shipping footwear under its Candie’s license and we had ceased our manufacturing operations, closed all of our Candie’s retail and outlet stores, substantially reduced our workforce and closed our remaining office in Valhalla, New York in order to consolidate our offices in New York City.

The next significant step in our transition to a brand management company was the licensing of Bongo jeanswear, which we commenced in August 2004 with a license to TKO Apparel Licensing, Inc., granting it the exclusive right to design, manufacture, distribute and sell Bongo jeanswear. We subsequently transitioned the Bongo jeanswear license to another licensee in September 2006.

In December 2004, we entered into our first multi-category retail license agreement, pursuant to which we granted Kohl’s the exclusive right in the United States to design, manufacture, sell and distribute a broad range of product categories under the Candie’s trademark for an initial term expiring in 2011. In connection with the Kohl’s license, we amended our footwear license with Steve Madden, giving it non-exclusive rights only through December 2006, after which Candie’s footwear also becomes exclusive to Kohl’s.

In January 2005, we changed our business practices with respect to our Bright Star subsidiary. Prior to such time, Bright Star acted as the indirect supplier of men’s footwear for discount and specialty retailer customers under various private label programs. In keeping with the lower risk profile of our current business model, we transitioned Bright Star’s business so that it only provides design direction and arranges for the manufacture and distribution of its customers’ private label footwear products. Bright Star no longer assumes any ownership of goods or has any inventory.

Effective July 2005, we changed our name from Candie’s Inc. to Iconix Brand Group, Inc. to more appropriately reflect our new business model as a brand management company.

Recent acquisitions

Following our entry into the Candie’s and Bongo licensing arrangements, we commenced the acquisition portion of our new business model in furtherance of our goal of becoming a leading brand management company with a broad and diverse portfolio of iconic consumer brands. As set forth in the table below, we have acquired seven brands since October 2004:

Date acquired	Brand	Purchase price to sellers ($mm)(1)
October 2004	Badgley Mischka	$1.0
July 2005	Joe Boxer	$87.0	(2)
September 2005	Rampage	$46.0
April 2006	Mudd	$92.9
August 2006	London Fog	$37.5
October 2006	Mossimo	$135.1	(3)
November 2006	Ocean Pacific	$54.0

(1)	In addition to the cash consideration paid to the sellers, includes all shares of common stock (valued for such purpose at the fair market value of our stock at the time of the acquisition) and promissory notes issued by us as consideration to or on behalf of the sellers. Does not include advisory service fees or other acquisition costs and expenses.

(2)	Includes assumption of $11.0 million in debt.

(3)	Includes the maximum number of contingent shares (calculated at 40,965 additional shares of our common stock) that may be issued to the recipients of the initial Mossimo merger consideration if our common stock does not close at or above $18.71 for at least 20 consecutive trading days during the 12 months ending October 31, 2007. Does not include the $33.0 million in cash that we paid in connection with the merger to a third party for the withdrawal of its proposal to acquire the capital stock of Mossimo and the termination of its finder’s agreement with Mossimo.

BUSINESS

Our company

We are a brand management company engaged in licensing, marketing and providing trend direction for our portfolio of owned consumer brands. We currently own nine highly recognizable brands: Candie’s, Bongo, Badgley Mischka, Joe Boxer, Rampage, Mudd, London Fog, Mossimo and Ocean Pacific. We license our brands directly to leading retailers and wholesalers for use in connection with a broad array of product categories, including apparel, footwear, accessories, beauty and fragrance and home accessories. Our brands are distributed across a wide range of distribution channels, from the mass to the luxury markets, and are marketed to a broad range of customers. We seek to maximize the value of our brands by developing innovative marketing campaigns to increase brand awareness and by providing trend direction to our licensees to enhance product appeal. For the year ended December 31, 2005 and the nine months ended September 30, 2006, we had net revenues of $30.2 million and $53.8 million, respectively, and, as of November 6, 2006, we had over 115 royalty producing licenses with respect to our nine brands.

Our business model

We believe we have a unique business model. As opposed to operating companies that design, manufacture and distribute product, we transfer these responsibilities to our carefully selected licensees, allowing us to focus on the core elements of managing brands. As part of our licensing agreements, we maintain significant approval rights with respect to product design, packaging, channel selection and presentation to ensure consistency with our overall brand direction. Our model is further differentiated by our diverse portfolio of brands, which are sold in numerous channels across multiple product categories, as well as by our accelerated growth via acquisitions.

We believe our business model allows us to grow faster and generate higher margins with lower operating risk than under a traditional business model. Key aspects of our model include its:

•	applicability to a broad universe of consumer brands;

•	efficient approach to acquisitions, permitting us to quickly evaluate and integrate brand acquisitions;

•	scalable platform that enables us to add and manage new licenses with a minimal associated increase in infrastructure;

•	predictable base of guaranteed minimum royalties; and

•	low overhead, absence of inventory risk and minimal working capital and capital expenditure requirements.

Our business strengths

Our unique business model differentiates us from other companies and enables us to generate strong financial results. Included in our business strengths are the following:

Diversified portfolio of iconic brands

Our brand portfolio currently consists of nine highly recognizable consumer brands that target a broad base of consumers across a wide range of products and distribution channels. We believe our diverse portfolio creates a natural hedge against the risks associated with dependence upon any single brand, product category or distribution channel. As demonstrated by the charts below, no brand represents more than 21% of our revenues and each of our brands covers multiple product categories. In addition, our brands cover the retail spectrum, from mass to luxury, and are distributed through leading retailers in each of our channels.

(footnotes on following page)

(1)	Based on licensing royalties received by us with respect to our brands during the nine months ended September 30, 2006, plus a three-month pro forma amount for licensing revenues related to our Mudd brand (which we acquired in April 2006) and a nine-month pro forma amount for licensing revenues related to our Mossimo and Ocean Pacific brands (which we acquired in October and November 2006, respectively). The pro forma amounts are based on the guaranteed minimum annual royalties due to us for the first 12 months following the applicable brand’s acquisition, under license agreements acquired or assumed by us in connection with such acquisition. No pro forma amounts are shown for London Fog as we entered into all of our London Fog license agreements after our purchase of the brand in August 2006.

(2)	Includes Bright Star’s net commissions.

Demonstrated ability to increase brand value

We believe we have demonstrated an ability to build brand awareness and increase brand value through creative marketing, trend direction and careful selection of our license partners. For instance, over the past three years, we have been able to transform the Candie’s brand from primarily a footwear brand into a junior lifestyle brand sold exclusively through Kohl’s. The brand now covers over 30 product categories, including apparel, fragrance and home furnishings. We have also demonstrated our brand building capabilities with Badgley Mischka, which was solely a couture eveningwear brand when we acquired it in 2005. Since that time, we have positioned Badgley Mischka as a broader luxury lifestyle brand through our focus on innovative marketing and our strategic addition of nine new licenses, for categories including a bridge line of evening wear, bridal apparel, fragrances and accessories.

Broad network of licensees

We maintain a strong, diverse base of approximately 108 different licensing partners and have developed relationships with a larger number of potential licensing partners. Through our growing network of current and potential licensees, we are able to identify and partner with best-in-class retailers and wholesalers who are leaders in their respective channels and/or product categories. In addition, the breadth of our licensing network enables us to easily add new licenses and product categories and quickly evaluate potential licensing streams for acquisition opportunities. For example, following our purchase of the London Fog trademarks in August 2006, we were able to negotiate and finalize license agreements with two new licensees in less than three weeks. Our network also allows us to easily replace licenses within existing product categories. For example, we have recently transitioned Bongo’s core jeanswear license to one of our existing and proven licensees to better position the brand for future growth.

Proven acquisition approach

Our approach to acquisitions creates a significant advantage. Unlike traditional operating companies that might acquire manufacturing and distribution operations, we typically acquire only the intellectual property associated with the brand. In assessing potential acquisitions, we primarily evaluate the strength of the target brand and ensure the viability of future royalty streams. This focused approach allows us to screen a wider pool of consumer brand candidates, more quickly evaluate acquisition targets and more efficiently complete our due diligence than traditional operating companies. An additional advantage is the ease and speed with which we integrate acquisitions. Finally, we believe our strong brand portfolio and brand management expertise make us a partner of choice. This is evidenced by the fact that many sellers have opted to receive shares of our common stock as part of the acquisition consideration and many have chosen to become our licensees after the completion of the transaction.

Our growth strategy

Our business model permits rapid growth. We plan to continue building a diversified portfolio of iconic brands by successfully growing our existing portfolio and by adding leading brands that leverage off of our brand management expertise and existing infrastructure. To achieve this strategy, we intend to:

Extend our existing brands

We focus on enhancing the overall value of our existing brands by leveraging our licensing, marketing and trend guidance expertise. We seek organic growth by:

•	exploring new product categories for our brands, such as with the recent Rampage childrenswear launch;

•	expanding retail penetration through new channel and door growth, as evidenced by Badgley Mischka’s recent entry into better department stores with its bridge line and Candie’s distribution driven by Kohl’s door expansion; and

•	optimizing our licensee base and our brands’ sales by monitoring the performance of our brands and seeking to ensure that each brand is licensed to the most suitable partners.

Expand internationally

We believe international expansion of our brands will be a key part of our long-term growth. As of September 30, 2006, we had a total of 16 international licenses, royalties from which represented 2.0% of our overall revenues for the nine months then ended. In connection with our subsequent acquisitions of the Mossimo and Ocean Pacific brands, we assumed an additional 26 international licenses. We intend to further expand our brands internationally by partnering with leading retailers and wholesalers worldwide as they continue to seek to capitalize on the global demand for American culture and brands. As an example of our recent international growth, since June 2006 we have signed three international licenses, including licenses for Joe Boxer in Canada, the United Kingdom, Turkey and various emerging Eastern European markets and an exclusive retail license with Hudson’s Bay Company in Canada that we entered into in connection with one of our more recently acquired brands, London Fog. We expect to sign additional international licenses as we continue to find best-in-class worldwide license partners for our brands.

Continue seeking acquisitions

We seek consumer brands that have high consumer awareness, broad appeal, applicability to a range of merchandise categories and an ability to diversify our brand portfolio. We maintain a disciplined approach to acquisitions, generally requiring that they be accretive on an annualized basis within one year after acquisition and that they have an identifiable and, typically, a guaranteed royalty stream. Our scalable infrastructure allows us to integrate acquisitions with minimal incremental operating expense. For example, when we recently acquired the Mudd brand, we added guaranteed annual royalty revenues of approximately $18.0 million while adding only a nominal number of employees to the Iconix team.

Our brands

We own a diversified portfolio of nine iconic consumer brands that each covers multiple product categories, as indicated by the table set forth below. We estimate that products sold in the marketplace under these brands collectively represent in excess of $3.5 billion in annual net sales.

Product category
Brand	Women’s apparel	Men’s apparel	Children’s apparel	Footwear/ accessories	Home furnishing	Beauty/ fragrance
Candie’s	✓		✓	✓	✓	✓

Bongo	✓		✓	✓		✓

Badgley Mischka	✓			✓		✓

Joe Boxer	✓	✓	✓	✓	✓

Rampage	✓	✓	✓	✓		✓

Mudd	✓		✓	✓

London Fog	✓	✓	✓	✓

Mossimo	✓	✓	✓	✓

Ocean Pacific	✓	✓	✓	✓	✓	✓

Candie’s

Candie’s is known primarily as a young women’s footwear, apparel and accessories brand and has achieved brand recognition for its sexy, flirty and fun image, value prices and affiliations with celebrity spokespeople. One of our predecessor companies established the Candie’s brand in 1981, and we purchased the brand in 1993, making it our longest held trademark. The primary licensee of our Candie’s brand, Kohl’s, commenced the roll out of the brand in July 2005 in all of its stores with a multi-category line of Candie’s junior items. Products range across sportswear, denim, footwear, handbags and intimate apparel. Celebrity spokespeople for the Candie’s brand have included Jenny McCarthy, Destiny’s Child, Alyssa Milano, Kelly Clarkson, Ashlee Simpson, Hilary Duff, Ciara and, most recently, Pat Benatar and Cheyenne.

We intend to grow the Candie’s brand through our partnership with Kohl’s and through international expansion. Aside from growth associated with our optimization of the current Candie’s program at Kohl’s, where it will be represented by over 30 different product categories by the end of 2006, we expect Candie’s domestic growth will be driven primarily by Kohl’s door expansion as it continues to open approximately 100 stores per year in keeping with its publicly stated goal of reaching 1,200 stores in the United States by 2010. We also believe that Candie’s has compelling opportunities with other retailers around the world who might seek to emulate the brand’s U.S. success.

Bongo

The Bongo brand is associated with a casual line of denim apparel and accessories that is positioned as a California lifestyle brand. The brand was established in 1982 and was purchased by us in 1998. Bongo products are sold primarily through mid-tier department stores, such as JC Penney, Kohl’s, Sears, Goody’s and Mervyn’s, with the largest retail categories for this brand being jeanswear, kids’ apparel and footwear. We currently have 13 Bongo licenses, including a Canadian licensee and a licensee for parts of South and Central America. Celebrity spokespeople for the Bongo brand have included Liv Tyler, Rachel Bilson, Nicole Richie and the stars of the top rated MTV television reality show Laguna Beach.

We intend to increase Bongo’s sales by modifying the brand’s existing licensee base and by rebuilding its core denim business. We recently have replaced the Bongo jeanswear license and have replaced several other Bongo licensees over the past year with proven licensing partners who we believe will more actively support the brand for future growth. We have also capitalized on our successful Bongo national advertising campaign with the cast of “Laguna Beach” by undertaking a new marketing campaign focused on “young Hollywood.” Our new Bongo campaign features young Hollywood rising star Kristin Cavallari, who is emblematic of the brand’s west coast lifestyle image. We believe our new marketing campaign coupled with the recent changes in the brand’s licensee base will allow us to grow Bongo’s sales effectively.

Badgley Mischka

The Badgley Mischka brand is known as one of the premiere couture eveningwear brands. The brand was established in 1988 and was acquired by us in October 2004. Badgley Mischka products are sold in luxury department and specialty stores, including Bergdorf Goodman, Neiman Marcus and Saks Fifth Avenue, with its largest retail categories being women’s apparel and accessories. We currently have ten Badgley Mischka licenses. Highly associated with “red carpet” evening dresses, Badgley Mischka designs have been worn by such celebrities as Angelina Jolie, Catherine Zeta Jones, Halle Berry, Kate Winslet, Ashley and Mary Kate Olsen and Sharon Stone.

We expect to grow the Badgley Mischka brand by entering into new licenses, by continuing to expand the brand’s retail distribution and target demographic and by launching a national advertising campaign focused on expanding awareness of Badgley Mischka as a broad luxury lifestyle brand. Beyond opportunities for us to add new Badgley Mischka licenses in luxury categories such as jewelry, watches, outerwear, intimate apparel, men’s wear, swimwear and home accessories, we believe there is an opportunity to expand the brand to a larger consumer audience with the introduction of broader luxury lifestyle collections. Our January 2006 roll-out of Badgley Mischka’s first bridge-priced collection of eveningwear into over 300 better department stores has supported this belief. We launched Badgley Mischka’s first national advertising in the spring of 2006, and we intend to continue to invest in advertising that will raise awareness of Badgley Mischka as a broad luxury lifestyle brand.

Joe Boxer

Joe Boxer is a highly recognized underwear, sleepwear and loungewear brand known for its irreverent and humorous image and provocative promotional events. The brand was established in 1985 and was acquired by us in July 2005. Kmart, a wholly-owned subsidiary of Sears Holding Corporation, has held the exclusive license in the U.S. covering Joe Boxer apparel, apparel accessories and home goods for men, women, teens and children since 2001.

In September 2006, we expanded our license with Kmart. Under the expanded license, distribution of Joe Boxer will extend beyond Kmart and into Sears stores for a combined potential of more than 3,750 doors by December 2007. Currently, the brand has 14 licenses, including licenses in Canada, Mexico and Scandinavia. We are seeking to expand the brand’s international presence and in active discussions with prospective partners in Europe, Asia, Australia and the Middle East.

Rampage

Rampage is known as a contemporary/junior women’s sportswear brand and was established in 1982 and acquired by us in September 2005. Rampage products are sold through better department stores such as Macy’s, with the largest retail categories for this brand being sportswear, footwear, intimate apparel and swimwear. We currently license the brand to 14 U.S. wholesalers as well as to a licensee for parts of South and Central America and a licensee for parts of the Middle East.  Supermodel Petra Nemcova is the spokesperson and advertising model for this brand.

We expect to grow the Rampage brand by continuing to reposition it as a more sophisticated contemporary apparel brand, and less as a junior sportswear brand. We intend to maintain a focused distribution to maximize our opportunity with better department stores. Since purchasing the Rampage brand in September

2005, we have worked with the brand’s licensees to upgrade the quality and design of their Rampage apparel products to appeal to a twenty-something contemporary customer. Additionally, we have implemented a more focused distribution strategy designed to keep the Rampage brand out of any mid-tier distribution channels, as we believe such a strategy is critical to maximizing the brand’s growth within better department store chains such as Macy’s, Nordstrom and Dillard’s. In addition to our repositioning and distribution strategy, we believe there are growth opportunities by entering into new licenses for product categories such as denim and home accessories.

Mudd

Mudd is a highly recognizable junior apparel brand established in 1994 and acquired by us in April 2006. Mudd products, which are distributed through mid-level department stores such as JC Penney, include denim, footwear and sleepwear. Upon acquiring the Mudd brand, we assumed 12 existing license agreements and granted a new license to the brand’s previous owner, Mudd (USA) LLC, together with the brand’s founder, Dick Gilbert, for use of the name with respect to the brand’s core denim product category. Since such time we have signed a new license agreement for Mudd with respect to Canada.

We expect to grow Mudd by optimizing the core denim license and by expanding into new product categories. In denim, we are working closely with our current Mudd denim licensee, who is also the brand’s founder, to optimize our denim sales. We will also focus on capitalizing on the brand’s strong consumer identification by adding new product category licenses, including swimwear and home accessories. We believe our new “Mudd girls move the world” advertising campaign, which features “real life” young women trying to improve their communities and make a difference in the world, will help support and grow the strong identity of the Mudd brand.

London Fog

London Fog is a classic brand known worldwide for its outerwear, cold weather accessories, umbrellas, luggage and travel products. The brand was established over 80 years ago and was acquired by us in August 2006. We expect that London Fog products will be sold through the better department store channel. Subsequent to acquiring the London Fog brand, we signed two U.S. wholesaler licenses for men’s and women’s outerwear and children’s outerwear. We also signed a direct retail license agreement with Hudson’s Bay Corporation in Canada, covering London Fog apparel, accessories and lifestyle products.

We expect to grow the London Fog brand through our partnership with Hudson’s Bay Corporation and by expanding it from a primarily outerwear brand to a lifestyle brand. We believe there are growth opportunities by entering into new licenses for product categories such as sportswear and fragrances. We intend to raise awareness of the brand through a coordinated retail launch and a new advertising campaign scheduled for fall of 2007.

Mossimo

Mossimo is known as a contemporary, active and youthful lifestyle brand and is one of the largest apparel brands in the United States. The brand was established in 1995 and acquired by us in October 2006 in connection with the Mossimo merger. Target holds the exclusive license in the U.S. covering apparel products for men, women and children, including casual wear, sportswear, denim, swimwear and bodywear, as well as footwear, eyewear, jewelry, watches, handbags and other fashion accessories. The brand is also licensed to wholesale and retail partners in Australia, New Zealand, South America, Mexico and Japan.

We expect to grow the Mossimo brand through our partnership with Target and through international expansion. We expect the brand’s domestic growth will be driven primarily by Target’s door expansion. We also believe that Mossimo has compelling growth opportunities with other retailers around the world. For example, in South America, we expect growth to be driven by our license agreement with S.A.C.I. Falabella, which expects to launch its Mossimo products in 2007.

Ocean Pacific

Ocean Pacific is a global action-sports lifestyle apparel brand which traces its heritage to its roots as a 1960s surfboard label. We acquired the brand in November 2006 from Warnaco, at which time we assumed 15 domestic licenses covering such product categories as footwear, sunglasses, kids’ apparel and fragrance. In addition, we assumed 15 international licenses, including a highly successful license in Japan with Mitsubishi Corporation that has been in place since 1983 and which extends through 2014. Upon acquiring the Ocean Pacific brand, we granted Warnaco the license for women’s and juniors’ swimwear, a core category of the brand.

We expect to grow the Ocean Pacific brand by capitalizing on its extensive history and high brand recognition. We believe there are growth opportunities for the brand within the young men’s and junior sportswear product categories, both in the United States and internationally.

Licensing

Overview

Our licensing strategy is to maximize the value of our brands by partnering with licensees who are capable of successfully designing, manufacturing and distributing their licensed products in a manner consistent with the overall direction of our brands. We seek licensees capable of increasing their sales, with a demonstrated ability to support a guaranteed royalty stream. We license our brands across a broad range of product categories including apparel, footwear, accessories, beauty and fragrance and home accessories.

Each of our licensees is required to pay us royalties based upon net sales, and for the vast majority of our licenses, the licensee is required to pay guaranteed minimum royalties in the event that net sales do not reach certain specified targets. Our licenses also typically require the licensee to pay us minimum amounts for advertising and marketing. As of November 6, 2006, we had over 115 royalty producing licenses with respect to our brands.

Our licenses typically permit us to preview and approve all product, packaging and presentation of the licensed brand on an on-going basis. We also maintain control over the channels into which the products are sold. This participation allows us to preserve brand integrity and to ensure consistency of the brand image and trend direction across all product categories. Prior to each of our spring and fall seasons, we supply our licensees with a trend guide book and then work with them to ensure their products are consistent with our style direction for that brand. On a monthly basis, we review our licensees’ sales performance and work with them to modify product and marketing as needed.

We maintain retail and wholesale licenses. Our three retail licenses restrict the sale of products under the brand to a single domestic retailer but cover a broad range of product categories. For example, our Candie’s brand is licensed to Kohl’s in the United States across approximately 30 products. Our wholesale licenses cover a limited number of product categories but permit broader distribution in the designated territory to stores within the designated channel. For example, we license Rampage to 15 partners across product categories ranging from footwear and apparel to handbags and fragrances. Each of our licenses also has a stipulated territory or territories in which the licensed products may be sold. Currently, most of our licenses are U.S. based licenses, but we expect the number of foreign based licenses to grow along with the expected international growth of our existing brands.

Set forth below is a representative sampling, as of November 6, 2006, of certain of our licensees, by brand, indicating the product categories covered by such licenses, whether such licenses are retail or wholesale and the primary geographic territories and expiration dates of such licenses (without giving effect to automatic renewals):

Brand	Selected Licensee	License
		Type	Territory	Primary product categories	Expiration
Candie’s	Kohl’s Department Stores, Inc.	Retail	U.S.	Apparel, accessories, beauty	01/29/2011

Bongo	Mamiye Brothers	Wholesale	U.S./Canada	Girls jeans and sportswear	12/31/2009
	Kenneth Cole Productions, Inc.	Wholesale	Worldwide	Footwear	12/31/2007

Badgley Mischka	Group JS International, Ltd.	Wholesale	Worldwide(1)	Women’s couture and bridge apparel, bridesmaids, sportswear	12/31/2008
	Elizabeth Arden Inc.	Wholesale	Worldwide	Fragrances	12/31/2010

Joe Boxer	Kmart Corp./Sears Holdings Corp.	Retail	U.S.	Apparel, accessories, footwear, home	12/31/2010

Rampage	Larry Hansel Clothing, LLC	Wholesale	U.S.	Sportswear	12/31/2008
	ES Originals, Inc.	Wholesale	U.S.	Footwear	12/31/2010

Mudd	Mudd (USA) LLC	Wholesale	U.S.	Women’s/kids’ woven bottoms and unlined denim jackets	03/31/2008
	Prima Royale Enterprise, Inc.	Wholesale	U.S./Canada	Juniors’/girls’ athletic and casual footwear	06/30/2011

London Fog	HKay	Wholesale	U.S.	Men’s/women’s outerwear and women’s suits	12/31/2012
	Hudson’s Bay Corporation	Retail	Canada	Outerwear, umbrellas, accessories, footwear, sportswear and luggage	01/31/2012

Mossimo	Target Corporation	Retail	U.S.	Apparel, footwear, fashion accessories, cosmetics, fragrances, luggage	01/31/2008

Ocean Pacific	Warnaco Group	Wholesale	U.S.	Junior swimwear	12/31/2009
	Mitsubishi Corporation	Wholesale	Japan	All categories	12/31/2014

(1)	For bridge apparel the territory is limited to North America.

Key licenses

As of September 30, 2006, our largest licenses were our single retailer licenses with Kohl’s and Kmart, which together represented 42% of our total revenue for the nine months then ended. Assuming on a pro forma basis that the Mossimo merger had been completed on January 1, 2006, our largest licenses at September 30, 2006 also would have included our license with Target (which we acquired in connection with the Mossimo merger in October 2006), and our licenses with Kohl’s, Kmart and Target would have represented approximately 50% of our total pro forma revenue for the nine months then ended.

Kohl’s license.    In December 2004, we entered into a license agreement, referred to as the Kohl’s license, with Kohl’s, which was subsequently amended in February 2005. Pursuant to the Kohl’s license, we granted Kohl’s the exclusive right to design, manufacture, sell and distribute a broad range of products under the Candie’s trademark, including women’s, juniors’ and children’s apparel, accessories (except prescription eyewear), beauty and personal care products, home accessories and electronics. Kohl’s was also granted the non-exclusive right to sell footwear and handbags bearing the Candie’s brand through December 31, 2006, which rights become exclusive to Kohl’s on January 1, 2007. The initial term of the Kohl’s license expires on January 29, 2011, subject to Kohl’s option to renew it for up to three additional terms of five years, each contingent on Kohl’s meeting specified performance and minimum sale standards. The agreement also provides for minimum royalties that Kohl’s is obligated to pay us for each contract year (the first contract year being the year ending on December 31, 2006). The revenue generated from this contract totaled 15% and 16% of our overall revenue in the year ended December 31, 2005 and the nine months ended September 30, 2006, respectively. Kohl’s is also obligated to pay us an advertising royalty equal to 1% of net sales each contract year.

In connection with the Kohl’s license, we amended our Candie’s footwear license with Steve Madden, which had an original termination date of December 31, 2010, and our existing handbag license agreement with LaRue Distributors, Inc., which had an original termination date of December 31, 2007, to accelerate their termination dates to December 31, 2006 in order to provide Kohl’s with the exclusive rights to footwear and handbags commencing as of January 1, 2007. In connection with these amendments, we have agreed to make certain payments to Steve Madden and LaRue Distributors in the event that Kohl’s fails to use Steve Madden as a supplier of its Candie’s shoes and purchases less than designated amounts of Candie’s footwear goods from Steve Madden through January 2011 or fails to use LaRue Distributors as a supplier of its Candie’s handbags and purchases less than designated amounts of Candie’s handbag goods from LaRue Distributors through December 2010. Kohl’s continues to use Steve Madden and La Rue Distributors as its partners and, therefore, there were no contingencies as of December 31, 2005.

The only product category with respect to which Kohl’s will not have exclusive rights to the Candie’s brand as of January 1, 2007 is prescription eyewear, which is sold predominantly in doctors’ offices and has been licensed to Viva International Group, Inc. since 1998.

Kmart license.    As part of the Joe Boxer brand acquisition in July 2005, we acquired a license with Kmart, referred to as the Kmart license, which commenced in August 2001, pursuant to which Kmart (now a wholly-owned subsidiary of Sears Holdings Corp.) was granted the exclusive right to manufacture, market and sell through Kmart stores located in the United States and its territories a broad range of products under the Joe Boxer trademark, including men’s, women’s and children’s underwear, apparel, apparel-related accessories, footwear and home products, for an initial term expiring in December 2007. The license provided for guaranteed minimum royalty payments to us for each of the years ending December 31, 2006 and 2007. The revenue generated from this contract totaled 28% and 26% of our overall revenue in the year ended December 31, 2005 and the nine months ended September 30, 2006, and equaled the minimum royalties due to us for such periods. In the absence of its guarantee to us, Kmart’s sales volumes of Joe Boxer products would not have generated such royalty amounts.

In September 2006, we entered into a new license with Kmart which replaced the existing license and extended the term through December 31, 2010, subject to Kmart’s option to renew it for up to four additional terms of five years, each contingent on its meeting specified performance and minimum sale standards. The new license also provides for guaranteed annual minimums (for the year ending December 31, 2006, the amount owed for such year under the prior license, and for years 2007-2010, slightly more than half of such amount) and also provides for Kmart’s expansion of Joe Boxer’s distribution beyond Kmart and into Sears stores by the end of 2007.

Target license.    As part of the Mossimo merger in October 2006, we acquired Mossimo’s amended and restated license and design services agreement with Target, referred to as the Target license, which originally commenced in 2000 and was subsequently amended and restated in March 2006. Pursuant to the Target license, Target has the exclusive right to produce and distribute substantially all Mossimo-branded products sold in the United States, its territories and possessions through Target retail stores or any other retail store or other merchandising activity operated by Target or its affiliates, until January 31, 2010. If Target is current with payments of its obligations under the Target license, Target has the right to renew the Target license on the same terms and conditions for additional terms of two years each.

Under the Target license, Target pays royalty fees based on certain percentages of its net sales of Mossimo-branded products, subject to its obligation to pay certain guaranteed minimum fees per each contract year (defined as each period from February 1 through January 31 during the term of the agreement). Under the Target license, we also provide the creative director services of Mossimo Giannulli (who entered into an agreement with us upon the closing of the Mossimo transaction in which he has agreed to provide such services on our behalf) with respect to Mossimo-branded products sold through Target stores. The revenues generated from this contract for the year ended December 31, 2005 and the nine months ended September 30, 2006 would have, if added to our revenues for such period, represented 24% and 20%, respectively, of our overall revenue for such periods.

Additionally, the exclusive right to manufacture and distribute women’s swimwear and bodywear bearing Mossimo trademarks through Target stores in the United States has been licensed pursuant to a license agreement with The Lunada Bay Corporation. This license extends through September 30, 2007 and is renewable annually.

Marketing

Marketing is a critical element of maximizing brand value to the licensee and to us. Our in-house marketing team, in collaboration with our trend direction teams, tailor advertising for each of our brands and each spring and fall we develop new advertising campaigns that incorporate the design aesthetic of each brand.

We believe that our innovative national advertising campaigns featuring celebrities and performers result in increased sales and consumer awareness of our brands. Because of our well-developed relationships with celebrities, performers, agents, magazine publishers and the media in general, we have been able to leverage our advertising dollars into successful public relations campaigns that reach tens of millions of consumers. Over the past few years, we have had successful marketing partnerships for our various brands with celebrities such as Jenny McCarthy, Destiny’s Child, Alyssa Milano, Kelly Clarkson, Ashlee Simpson, Hilary Duff, Liv Tyler, Nicole Richie, Petra Nemcova, Rachel Bilson and the stars of the popular reality television show Laguna Beach. Our luxury Badgley Mischka designs are represented at glamorous Hollywood events by celebrities such as Angelina Jolie, Catherine Zeta Jones, Kate Winslet and Halle Berry. Recent promotional campaigns for Badgley Mischka have featured Mary Kate and Ashley Olsen and Sharon Stone and have received significant attention worldwide in support of the launch of the brand’s line into better department stores. These spokespeople and models help represent the unique and powerful image of the brands to the consumer and we believe drive higher sales and licensing revenue.

With respect to our Joe Boxer and Mudd brands, we focus on other, non-celebrity based marketing strategies. Joe Boxer is known for its irreverent advertisements and provocative brand events and promotions that have featured the iconic smiley face and “dancing guy,” among other humorous themes. We continue to support the brand and further brand awareness with targeted programs designed to capitalize on the brand’s edgy history and reputation. Our “Mudd Girls Move the World” advertising campaign features real life young women with aspirations to improve their communities and make a difference in the world. We believe our use of these young women will help support and grow the strong identity that characterizes the Mudd brand.

Our advertising expenditures for each of our brands are dedicated largely to creating and developing concepts, reaching appropriate arrangements with key celebrities, securing product placements, developing sweepstakes and media contests, running Internet advertisements and promoting public relations events, often featuring personal appearances and concerts. Our advertisements have appeared in fashion magazines such as Cosmopolitan, InStyle, Seventeen and Glamour, in popular lifestyle and entertainment magazines such as Us, In Touch and Teen People, in newspapers and on outdoor billboards. We also use television commercials to promote our brands, partnering with our licensees to create and air commercials that will generate excitement for our brands with consumers. We maintain a company website to further market our brands, which provides brand books and examples of advertising campaigns. In addition, we have established an intranet with approved vendors and service providers who can access additional materials and down load them through a secure network. We also maintain, in some cases through our licensees, sites for each of our brands.

A majority of our license agreements require us to advertise our respective brands in exchange for the payment of an advertising royalty. In certain cases, our licensees have decided to supplement the marketing of our brands by performing additional advertising, either through trade or cooperative sources, or, in the case of Kohl’s, by supplementing our media buy with additional rotations, the result of which is marketing spend and product exposure that is materially greater than what we are contractually obligated to provide.

We have organized our marketing function to best foster the ability to develop innovative and creative marketing and brand support for each existing brand. This structure can be leveraged to support future acquisitions with minimal growth in expense. Typically, each brand is staffed with a brand manager who is supported by a fashion and product development team and who works closely with the creative and graphic groups in the advertising department. Although each brand’s creative direction and image is developed independently, the entire creative team meets together on a regular basis to share ideas that might work across brands. Licensees are provided information both through group meetings and individual sessions, as well as through access to secure intranet sites, where creative ideas, brand marketing campaigns and graphics are accessible and easy to download and use in an authorized manner.

Trend direction

Our in-house trend direction teams support our brands by providing our licensees with unified trend direction and guidance and by coordinating the brand image across licensees and product categories. Our trend direction personnel have extensive experience in finding and interpreting the most current trends, both domestically and internationally, and helping forecast the future design and product demands of our brands’ customers. Typically, we supply the licensees with a trend guide, including colors, fabrics, silhouettes and an overall style sensibility for each product season. We then work individually with each licensee to ensure that its products are consistent with the overall brand theme and are being presented in a manner that is cohesive throughout and across each product category. It is with these products, trends and themes in mind that we then develop each season’s advertising and marketing campaigns. With respect to our Badgley Mischka and Mossimo brands, we not only provide trend direction but also we employ Mark Badgley and James Mischka, the designers who created the Badgley Mischka label, to continue to control the design of Badgley Mischka products, and Mossimo Giannulli, the designer who created the Mossimo label, to continue to act as creative director with respect to Mossimo branded products.

Bright Star

Our wholly-owned subsidiary, Bright Star, provides design direction and arranges for the manufacturing and distribution of men’s private label footwear products primarily for Wal-Mart under its private labels. Bright Star acts solely as an agent and never assumes ownership of the goods. For the year ended December 31, 2005 and the nine months ended September 30, 2006, Bright Star’s agency commissions represented 7% and 3%, respectively, of our revenues.

Competition

Our brands are subject to extensive competition from numerous domestic and foreign brands. Although we do not compete directly with other brands given the nature of our business model, our licensees face multiple competitors that have the ability to compete in terms of fashion, quality, price and/or advertising. Our degree of success is dependent on the image of our brands to the consumer and our licensees’ ability to design, manufacture and sell quality products bearing our brands.

We also face competition for retail licenses and brand acquisitions. Companies owning established brands may decide to enter into licensing arrangements with retailers similar to the ones we currently have in place, thus creating direct competition. Similarly, the retailers to which we currently, or may otherwise, license our brands may decide to develop or purchase brands rather than enter into license agreements with us. We also compete with traditional apparel and consumer brand companies and with other brand management companies for acquisitions.

Trademark registrations

Our trademarks are owned by four of our subsidiaries. The Candie’s, Bongo, Joe Boxer, Rampage, Mudd and London Fog marks are owned by IP Holdings, the Badgley Mischka marks are owned by Badgley Mischka

Licensing, the Mossimo marks are owned by Mossimo Holdings and the Ocean Pacific marks are owned by OP Holdings LLC. These trademarks and associated marks are registered or pending registration in the United States and numerous countries throughout the world, in a variety of product categories, including footwear, apparel, fragrance, handbags, watches and various other goods and services, including in some cases, home accessories and electronics. We intend to renew these registrations as appropriate prior to expiration.

We monitor on an ongoing basis unauthorized use and filings of our trademarks, and we rely primarily upon a combination of federal, state and local laws, as well as contractual restrictions, to protect our intellectual property rights both domestically and internationally.

Employees

As of November 6, 2006, we had a total of 48 full-time employees, including 32 in the licensing and corporate area, six at Bright Star and ten in the Badgley Mischka division. Of these 48 employees, seven are executives, five are designers and the remainder are middle management, marketing, and administrative personnel. None of our employees is represented by a labor union. We consider our relations with our employees to be satisfactory.

Properties

We currently occupy approximately 14,359 square feet of office space in New York, New York, pursuant to a lease that expires on June 2, 2007. We also acquired 5,994 square feet of office space in Santa Monica, California in connection with the Mossimo merger, pursuant to a lease that expires July 31, 2009. We sublet half of this space pursuant to a sublease that will expire concurrent with our lease.

Bright Star currently occupies approximately 2,269 square feet of office space in Mt. Arlington, New Jersey, pursuant to a lease that expires on March 31, 2007.

Legal proceedings

Sweet Sportswear/Unzipped litigation

On August 5, 2004, we, along with our subsidiaries, Unzipped, Michael Caruso & Co., referred to as Caruso, and IP Holdings, collectively referred to as the plaintiffs, commenced a lawsuit in the Superior Court of California, Los Angeles County, against Unzipped’s former manager, former supplier and former distributor, Sweet Sportswear, Azteca Production International, Inc., referred to as Azteca, and Apparel Distribution Services, LLC, referred to as ADS, and a principal of these entities and former member of our board of directors, Hubert Guez, collectively referred to as defendants. Our complaint alleged that (a) the defendants fraudulently induced us to purchase Sweet Sportswear’s 50% interest in Unzipped for an inflated price, (b) Sweet Sportswear and Azteca committed material breaches of the management, supply and distribution agreements previously existing between Unzipped and these entities, and (c) Hubert Guez materially breached his fiduciary obligations to our company while a member of our board of directors. Although our original complaint has been amended and defendants have filed numerous motions seeking the dismissal of our claims, each of our claims survives, and we are seeking damages in excess of $50 million.

Defendants filed a motion to dismiss certain of the claims asserted in our amended complaint, which was denied by the Court in its entirety on February 7, 2005. On March 10, 2005, Sweet Sportswear, Azteca and ADS, collectively referred to as cross-complainants, filed a cross-complaint against us, the other plaintiffs and our chief executive officer, Neil Cole, collectively referred to as cross-defendants, alleging that (a) some or all of the cross-defendants breached the Unzipped management agreement and the supply and distribution agreements, (b) IP Holdings and Mr. Cole interfered with Sweet Sportswear’s performance under the Unzipped management agreement, (c) we, Caruso and Mr. Cole interfered with cross-complainants’ relationships with Unzipped and caused Unzipped to breach its agreements with Azteca and ADS, (d) some or all of us, Caruso and Mr. Cole fraudulently induced Sweet Sportswear to sell its 50% interest in Unzipped to us for a deflated price and accept the 8% senior subordinated note in the principal amount of $11.0 million that we issued to it in connection therewith, and (e) we improperly wrote down the aforementioned note based upon Unzipped’s fiscal 2004 and fiscal 2005 results. The cross-complaint sought compensatory, punitive and exemplary damages and litigation costs, as well as the establishment of a constructive trust for the cross-complainants’ benefit. The cross-complaint was subsequently amended, and following the Court’s resolution of numerous motions, Mr. Cole is no longer a party to this litigation and all of cross-complainants’ fraud claims have been dismissed.

We and the other remaining cross-defendants deny cross-complainants’ allegations and intend to vigorously defend against their amended cross-complaint.

Bader/Unzipped litigation

On November 5, 2004, Unzipped commenced a lawsuit in the Supreme Court of New York, New York County, against Unzipped’s former president of sales, Gary Bader, alleging that Mr. Bader breached certain fiduciary duties owed to Unzipped as its president of sales, unfairly competed with Unzipped and tortiously interfered with Unzipped’s contractual relationships with its employees. On October 5, 2005, Unzipped amended its complaint to assert identical claims against Bader’s company, Sportswear Mercenaries, Ltd.  On October 14, 2005, Bader and Sportswear Mercenaries filed an answer containing counterclaims to Unzipped’s amended complaint, and a third-party complaint against us and Mr. Cole, seeking unspecified damages in excess of $4 million. On December 2, 2005, we, together with Unzipped and Mr. Cole, filed motions seeking dismissal of the majority of the claims asserted against us by Bader and Sportswear Mercenaries. By order dated June 9, 2006, the Court granted these motions in their entirety, thereby dismissing us and Mr. Cole from this litigation. Unzipped denies the one remaining claim asserted against it, a claim that it failed to pay Bader and Sportswear Mercenaries $72,000 in commissions and bonuses, and intends to vigorously defend against such claim.

Redwood Shoe litigation

In January 2002, Redwood Shoe Corporation, one of our former buying agents of footwear, filed a complaint in the U.S. District Court for the Southern District of New York, alleging that we breached various contractual obligations to Redwood and seeking to recover damages in excess of $20 million plus its litigation costs. We filed a motion to dismiss certain counts of the complaint based upon Redwood’s failure to state a claim, in response to which Redwood has filed an amended complaint. We also moved to dismiss certain parts of the amended complaint. The magistrate assigned to the matter granted, in part, our motion to dismiss. By Order dated November 28, 2005, the District Court adopted the Magistrate’s ruling in its entirety, thereby dismissing approximately $20 million of Redwood’s asserted claims. On December 14, 2005, we filed an answer asserting 13 counterclaims against Redwood and Redwood’s affiliate, Mark Tucker, Inc. On the same date, we filed a motion to have Mark Tucker, Inc. joined with Redwood as a defendant in the action and that motion was granted by the District Court.

Mark Tucker, Inc. filed a motion seeking to have all of the counterclaims asserted against it dismissed and Redwood has filed a motion seeking the dismissal of certain of these counterclaims. These motions are pending before the District Court.

We intend to vigorously defend the lawsuit, and to vigorously prosecute the claims we have asserted against Redwood and Mark Tucker, Inc. At September 30, 2006 and December 31, 2005, the payable to Redwood totaled approximately $1.8 million which is subject to any claims, offsets or other deductions we may assert against Redwood, and was reflected in our consolidated financial statements under “Accounts payable, subject to litigation.”

Bongo Apparel, Inc. litigation

On or about June 12, 2006, one of our licensees, Bongo Apparel, Inc., or BAI, filed suit in the Supreme Court of the State of New York, County of New York, against us and our subsidiary, IP Holdings. In its amended complaint, BAI alleges that we engaged in conduct that damaged the Bongo apparel brand and/or BAI’s relationships with its customers. BAI asserts various claims of breach of contract, breach of the covenant of good faith and fair dealing, fraudulent inducement, unfair competition, and violation of New York’s General Business Law. It seeks damages of at least $25 million, recovery of its litigation costs, and a declaratory judgment that we breached a license agreement between the parties, that BAI is not in breach of that agreement, and that BAI properly terminated that agreement. We believe that, in addition to other defenses and counterclaims that we intend to assert, the claims in the lawsuit are the subject of a release and settlement agreement that was entered into by the parties in August 2005, and on or about August 17, 2006, we filed a motion to dismiss the amended complaint based on the release, among other reasons. As of the date of this prospectus, that motion is pending before the Court. We have recently transitioned the Bongo jeanswear license to another licensee.

Additionally, on or about October 6, 2006, we and IP Holdings filed suit in the U.S. District Court for the Southern District of New York against BAI and its guarantor, TKO Apparel, Inc. In our complaint, we assert various contract, tort and trademark claims that we assert arise as a result of the failures of BAI with regard to the Bongo men’s jeanswear business and its wrongful conduct with regard to the Bongo women’s jeanswear business following its entry into the aforementioned release and settlement agreement with us in August 2005. Additionally, our complaint concerns TKO Apparel’s refusal to answer for BAI’s payment and performance in accordance with its guarantee. We are seeking monetary damages in an amount to be determined at trial and a permanent injunction with respect to the use of the Bongo mark.

Other

From time to time, we are also made a party to litigation incurred in the normal course of business. While any litigation has an element of uncertainty, we believe that the final outcome of any of these routine matters will not have a material effect on our financial position or future liquidity. Except as set forth herein, we know of no material legal proceedings, pending or threatened, or judgments entered, against any of our directors or officers in their capacity as such.

Previous SEC investigation

In 1999, the SEC investigated our company with respect to certain activities that resulted in a restatement of our financial results for the fiscal year ended January 31, 1998 and the first three quarters of the following fiscal year. The SEC alleged that we had failed to recognize revenue in the proper quarters and artificially inflated revenues in connection with a series of barter transactions and certain related-party agreements. The SEC further alleged that we failed to maintain adequate accounting controls and accurate books and records. A special committee of our board of directors conducted an internal investigation that culminated in our implementing several remedial measures, including the termination of the individuals who were responsible for intentional misconduct and the implementation of accounting and corporate governance policies. In May 2003, we settled the matter in its entirety, and agreed to cease and desist from violating certain reporting provisions of the anti-fraud provisions of the Securities Exchange Act of 1934. Our chief executive officer, Mr. Cole, who was also named in the investigation, settled with the SEC without admitting or denying the SEC’s allegations by consenting to the entry of a similar administrative cease and desist order and paying a civil penalty in the amount of $75,000.

Pending Mossimo class action settlements

In April 2005, Mossimo Giannulli offered to acquire all of the outstanding publicly held common stock of Mossimo, Inc. at a price of $4.00 per share. Following the announcement of such offer, six purported class action lawsuits were filed in the Court of Chancery of the State of Delaware seeking an injunction preventing the proposed acquisition and asserting that the Mossimo directors breached their fiduciary duties to the Mossimo stockholders. These six cases were consolidated. Although Mr. Giannulli subsequently withdrew his acquisition proposal, plaintiffs filed a first consolidated amended complaint after we announced our proposed merger with

Mossimo, Inc. in March 2006, in which they allege, among other things, that Mossimo, Inc. and its board of directors breached their fiduciary duties and engaged in self-dealing in approving the merger agreement.

In addition, on April 12, 2006, a purported shareholder class action lawsuit was filed in the Superior Court of the State of California for the County of Los Angeles asserting similar claims against Mossimo, Inc. and its directors with respect to the merger and seeking, among other relief, to enjoin the merger and rescind any agreements entered into in connection with the merger, and to recover costs, including attorney’s fees.

On September 27, 2006, Mr. Giannulli and other defendants entered into a memorandum of understanding with the Delaware plaintiffs to settle the Delaware action. The settlement is subject to the closing of the merger, the negotiation of a definitive stipulation of settlement and final approval by the Delaware Chancery Court. The terms of the memorandum of understanding provide that if we sell Mossimo, Inc. or the Mossimo business prior to October 31, 2007 to an unaffiliated third party and if the consideration for such sale is greater than 120% of the amount paid to the Mossimo stockholders in the merger, 30% of that excess amount will be paid into a settlement fund to be administered and distributed by the plaintiffs’ lawyers under the supervision of the Delaware court. This additional amount, if it becomes due and distributable, will be paid to all persons who owned Mossimo stock, directly or indirectly, between April 12, 2005 and October 31, 2006, and will not constitute additional merger consideration. Mossimo also agreed to negotiate in good faith with the plaintiffs’ lead counsel concerning the amount of attorney fees and expenses to be paid by Mossimo or us, as its successor, and not to oppose such counsel’s application to the court of up to $800,000 in payment of such fees and expenses. In consideration of these terms, the parties agreed that they would fully and finally release and discharge all claims against each other. As the merger closed on October 31, 2006, the parties are currently finalizing the terms of the definitive settlement agreement and are expected to enter into same shortly. Once the settlement agreement is executed it will remain subject only to the approval of the Delaware court.

On October 27, 2006, Mr. Giannulli and other defendants also entered into a settlement letter with the California plaintiffs in the California action. Under the terms of this settlement, Mr. Giannulli and the other defendants have agreed to pay Plaintiffs’ counsel between $620,000 and $650,000. The California plaintiffs will be bound by the terms of the Delaware settlement once the settlement is approved by the Delaware Chancery Court and have agreed to file a request for dismissal with prejudice. As a result, if and when the settlement of the Delaware action is approved by the Delaware court and becomes effective, it will also bind the members of the purported class in the California litigation, rendering the California action moot.

MANAGEMENT

Executive officers and directors

Our executive officers and directors and their respective ages and positions as of the date of this prospectus are as follows:

Name	Age	Position(s)
Neil Cole	49	Chairman of the Board, President and Chief Executive Officer
David Conn	39	Executive Vice President
Warren Clamen	42	Chief Financial Officer
Andrew Tarshis	40	Senior Vice President and General Counsel
Deborah Sorell Stehr	44	Senior Vice President- Business Affairs and Licensing, Secretary
Barry Emanuel(1)	65	Director
Steven Mendelow(1)(2)	63	Director
Michael Groveman(1)(2)	44	Director
Drew Cohen(1)(2)	38	Director
Peter Cuneo	62	Director
Mark Friedman	42	Director

(1)	Member of nominating/governance committee.
(2)	Member of audit committee.

The following is a brief description of the business experience of our executive officers, directors and director nominees for at least the past five years:

Neil Cole has served as chairman of our board of directors and as our chief executive officer and president since our public offering in February 1993. In addition, from February through April 1992, Mr. Cole served as our acting president and as a member of our board of directors. Mr. Cole also served as chairman of the board, president, treasurer and a director of New Retail Concepts, Inc., the company from which we acquired the Candie’s trademark in 1993, from its inception in April 1986 until it was merged with and into our company in August 1998. In 2001, Mr. Cole founded The Candie’s Foundation for the purpose of educating teenagers as to the risks and consequences of teen pregnancy. Mr. Cole received a Bachelor of Science degree in politics from the University of Florida in 1978 and his Juris Doctor degree from Hofstra law school in 1982. See “Business—Previous SEC investigation” regarding Mr. Cole’s consent decree in April 2003.

David Conn has served as our executive vice president since rejoining us in May 2004. Prior thereto, from June 2000 until May 2004, Mr. Conn was employed at Columbia House, one of the world’s largest licensees of content for music and film, where he oversaw its internet business and was responsible for online advertising, sales promotion and customer retention on the internet. During his tenure at Columbia House, it grew to become one of the ten largest e-commerce sites on the internet. Prior to that, Mr. Conn served as our vice president of marketing from 1995 to 2000. Mr. Conn has also been active in the Direct Marketing Association, serving on its ethics policy committee and, prior to joining us in 1995, he held marketing positions with The Discovery Channel and CCM, a New York based marketing and promotion agency. Mr. Conn received his Bachelor of Arts degree from Boston University in 1990.

Warren Clamen has served as our chief financial officer since joining us in March 2005. From June 2001 until March 2005, Mr. Clamen served as vice president of finance for Columbia House, and from December 1998 to June 2001, he was vice president of finance for Marvel Entertainment, Inc., one of the world’s largest public licensing companies. Prior to that time, Mr. Clamen served as the director, international management for Biochem Pharma Inc., a public company located in Montreal, Canada that has its shares traded on NASDAQ, and as a senior manager at Richter, Usher and Vineberg, an accounting firm also located in Montreal, Canada.

Mr. Clamen is a certified public accountant and a chartered accountant. He received a Bachelor of Commerce in 1986 and a Graduate Diploma in public accounting in 1988, each from McGill University in Montreal.

Andrew Tarshis has served as our senior vice president and general counsel since September 2006. From July 2005, when he joined us in connection with our acquisition of the Joe Boxer brand, until September 2006, he served as our senior vice president, business affairs and associate counsel. Prior to joining us, from May 2001 to July 2005, Mr. Tarshis served as senior vice president and general counsel to Windsong Allegiance Group, LLC and, from December 1998 to May 2001, he served as a general attorney for Toys R Us, Inc. Mr. Tarshis received his Bachelor of Arts degree from the University of Michigan, Ann Arbor in 1988 and his Juris Doctor degree from the University of Connecticut School of Law in 1992.

Deborah Sorell Stehr has served as our senior vice president—business affairs and licensing since September 2006 and as our secretary since June 1999. Prior thereto, she served as our senior vice president from November 1999 to September 2006, as our general counsel from December 1998, when she joined us, to September 2006 and as our vice president from December 1998 to November 1999. She also sits on the Board of Directors of numerous of our subsidiaries. From September 1996 to December 1998, Ms. Sorell Stehr was associate general counsel with Nine West Group Inc., a women’s footwear corporation with sales of approximately $2.0 billion, where Ms. Sorell Stehr was primarily responsible for overseeing legal affairs relating to domestic and international contracts, intellectual property, licensing, general corporate matters, litigation and claims. Prior to joining Nine West Group, Ms. Sorell Stehr practiced law for nine years at private law firms in New York City and Chicago in the areas of corporate law and commercial litigation. Ms. Sorell Stehr received her A.B. in politics from Princeton University in 1984 and her Juris Doctor degree from the Northwestern University School of Law in 1987.

Barry Emanuel has served as one of our directors since May 1993. For more than the past five years, Mr. Emanuel has served as president of Copen Associates, Inc., a textile manufacturer located in New York, New York. Mr. Emanuel was a director of New Retail Concepts, Inc. from 1992 until its merger with our company in 1998. He received his Bachelor of Science degree from the University of Rhode Island in 1962.

Steven Mendelow has served as one of our directors since December 1999. He has been a principal with the accounting firm of Konigsberg Wolf & Co. and its predecessor, which is located in New York, New York, since 1972. Mr. Mendelow was a director of New Retail Concepts, Inc. from 1992 until its merger with us in 1998. He is a member of the board of directors of Soldiers For the Truth, a trustee of The Washington Institute for near East Studies and actively involved with the Starlight Starbright Children’s Foundation. He received a Bachelor of Science degree in business administration from Bucknell University in 1964 where he was elected to Delta Mu Delta, the national Economics Honor Society.

Michael Groveman has served as one of our directors since April 2004. He has been the chief executive officer of Bill Blass Ltd., a leader in sophisticated fashion, with over 40 licenses for products ranging from accessories and eyewear to furniture, since 1990, where he is responsible for creating and executing its strategic direction and vision. Prior to joining Bill Blass, he was a manager in the accounting firm of Ferro, Berdon and Company in New York. Mr. Groveman received a Bachelor of Arts degree in accounting from Long Island University C.W. Post in 1987.

Drew Cohen has served as one of our directors since April 2004. He is the general manager of Music Theatre International, which represents the dramatic performing rights of classic properties, such as “West Side Story” and “Fiddler on the Roof,” and licenses over 50,000 performances a year around the world. Before joining Music Theatre International in September 2002, Mr. Cohen was, from July 2001 the director of investments for Big Wave NV, an investment management company, and, prior to that, general manager for GlassNote Records, an independent record company. Mr. Cohen received a Bachelor of Science degree from Tufts University in 1990, his Juris Doctor degree from Fordham Law School in 1993, and a Masters degree in business administration from Harvard Business School in 2001.

Peter Cuneo has served as one of our directors since October 2006. He has served as the vice chairman of the board of directors of Marvel Entertainment, Inc., a publicly traded entertainment company active in motion pictures, television, publishing, licensing and toys, since June 2003, and prior thereto, he served as the president and chief executive officer of Marvel Entertainment from July 1999 to December 2002. Mr. Cuneo has also served as the chairman of Cuneo & Co., L.L.C., a private investment firm, since July 1997 and previously served on the board of directors of WaterPik Technologies, Inc., a New York Stock Exchange company engaged in designing, manufacturing and marketing health care products, swimming pool products and water-hearing systems, prior to its sale earlier in 2006. Mr. Cuneo currently serves as the vice chairman of the Alfred University Board of Trustees, and he received a Bachelor of Science degree from Alfred University in 1967 and a masters degree in business administration from Harvard Business School in 1973.

Mark Friedman has served as one of our directors since October 2006. He has been the managing partner of Trilea Partners LLC, an investment and consulting firm, since May 2006. Previously, he was with Merrill Lynch since 1996, serving in various capacities including, most recently, as group head of its U.S. equity research retail team where he specialized in analyzing and evaluating specialty retailers in the apparel, accessory and home good segments. Prior thereto, he specialized in similar services for Lehman Brothers Inc. and Goldman, Sachs & Co. Mr. Friedman has been ranked on the Institutional Investor All-American Research Team as one of the top-rated sector analysts and received a Bachelor of Business Administration degree from the University of Michigan in 1986 and a masters degree in business administration from The Wharton School, University of Pennsylvania in 1990.

Election of officers

Our board of directors elects our officers on an annual basis and our officers serve until their successors are duly elected and qualified. No family relationships exist among any of our officers or directors.

Election of directors

Our board of directors is currently comprised of seven directors. At each annual meeting of stockholders, the successors to the directors then serving are elected to serve from the time of their election and qualification until the next annual meeting following their election or until their successors have been duly elected and qualified, or until their earlier death, resignation or removal. All of our current directors have been elected to serve until the annual meeting of stockholders to be held in 2007.

Committees of the board of directors

Our bylaws authorize our board of directors to appoint one or more committees, each consisting of one or more directors. Our board of directors currently has two standing committees: an audit committee and a nominating/governance committee, each of which has adopted written charters that are available on our website.

Audit committee

Our audit committee’s responsibilities include:

•	appointing, replacing, overseeing and compensating the work of a firm to serve as the registered independent public accounting firm to audit our financial statements;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing with management and the independent registered public accounting firm our interim and year–end operating results;

•	considering the adequacy of our internal accounting controls and audit procedures; and

•	approving (or, as permitted, pre-approving) all audit and non-audit services to be performed by the independent registered public accounting firm.

The members of our audit committee are Messrs. Mendelow, Groveman and Cohen, and Mr. Mendelow currently serves as its chairperson. Each member of our audit committee is an “independent director” under the marketplace rules of the NASD applicable to companies whose securities are listed on the Nasdaq Global Market. Our board of directors has also determined that Mr. Mendelow is the “audit committee financial expert,” as that term is defined under applicable SEC rules and NASD Marketplace Rules, serving on our audit committee.

Nominating/governance committee

Our nominating/governance committee’s responsibilities include:

•	reviewing and recommending approval of the compensation of our executive officers;

•	administering our stock option plans;

•	reviewing and making recommendations to our board with respect to incentive compensation and equity plans;

•	evaluating our chief executive officer’s performance in light of corporate objectives;

•	setting our chief executive officer’s compensation based on the achievement of corporate objectives;

•	identifying, evaluating and recommending nominees to our board of directors and committees of our board of directors;

•	conducting searches for appropriate directors and evaluating the performance of our board of directors and of individual directors; and

•	reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and reporting and making recommendations to the board concerning corporate governance matters.

The members of our nominating/governance committee are Messrs. Mendelow, Groveman, Cohen and Emanuel, and Mr. Cohen currently serves as its chairperson.

Director compensation

Our directors, who are also employees, do not receive any additional compensation for their services as directors. During the year ended December 31, 2005, the non-employee directors serving on our board each received a grant of common stock under our non-employee director stock incentive plan having a value of $20,000 in compensation for their services as directors. Additionally, for the year ended December 31, 2005, our non-employee directors who were members of our audit committee or nominating/governance committee each received $1,000 for each committee meeting they attended, and the chairpersons of those two committees each received an annual fee of $5,000 for serving as such chairpersons. For the year ended December 31, 2006, each of our eligible directors waived the stock grant they would otherwise have received on March 1, 2006 and, effective March 16, 2006, our board of directors terminated our non-employee directors incentive stock plan and increased the annual compensation payable to each of our non-employee directors for the year ended December 31, 2006 to $25,000 and the fee for each committee meeting attended to $1,500. The chairperson fee remains the same.

Under each of our 2002 Stock Option Plan, 2001 Stock Option Plan, 2000 Stock Option Plan and 1997 Stock Option Plan, non-employee directors are eligible to be granted non-qualified stock options. During the year ended December 31, 2005, Messrs. Emanuel, Mendelow, Groveman and Cohen each received stock options for the purchase of 50,000 shares of our common stock at an exercise price of $8.58 per share, and Messrs. Emanuel and Mendelow each received additional stock options for the purchase of 20,250 shares of our common stock at exercise prices of $7.17 and $4.62 per share, respectively, all under our 2002 Stock Option Plan. These options are all exercisable immediately.

Compensation committee interlocks and insider participation

During the year ended December 31, 2005, none of our executive officers served on the board of directors or the compensation committee of any other entity that has officers that serve on our board of directors or on our nominating /governance committee, which is the committee of our board whose responsibilities include those relating to compensation. In addition, none of the members of our nominating/governance committee was formerly, or during the year ended December 31, 2005, one of our officers or employed by us.

Corporate governance policies

We have adopted a written code of business conduct that applies to our officers, directors and employees, responsive to Section 406 of the Sarbanes-Oxley Act of 2002 and the rules of the SEC. In addition, we have established an ethics web site at www.ethicspoint.com. To assist individuals in upholding the code of conduct and to facilitate reporting, we have established an on-line anonymous and confidential reporting mechanism that is hosted at www.ethicspoint.com, and an anonymous and confidential telephone hotline at 800-963-5864. Copies of our code of business conduct are available, without charge, upon written request directed to our corporate secretary at Iconix Brand Group, Inc., 1450 Broadway, New York, NY 10018.

Executive compensation

Summary compensation table

The following table provides certain information summarizing the compensation earned for services rendered in all capacities to us and our subsidiaries for the fiscal year ended December 31, 2005, the 11 months ended December 31, 2004 and the fiscal year ended January 31, 2004, by (i) our chief executive officer, and (ii) each of our four other most highly compensated executive officers, who were executive officers on December 31, 2005 and whose salary and bonus during 2005 was in excess of $100,000. These five executive officers are sometimes referred to in this prospectus as “named executive officers.”

	Annual compensation			Long-term compensation awards		All other compensation
Name and principal position	Year	Salary	Bonus(1)	Securities underlying options (#)
Neil Cole Chairman, president and chief executive officer	fiscal 2005	$750,000	$100,000	1,000,000		$57,058	(2)
	11-month 2004	$458,333	$100,000	—		$136,518	(2)
	fiscal 2003	$487,500	—	62,700		—

David Conn(3) Executive vice president	fiscal 2005	$221,625	$50,000	225,000		—
	11-month 2004	$125,000	—	200,000		—

Warren Clamen(3) Chief financial officer	fiscal 2005	$197,440	—	250,000		—

Deborah Sorell Stehr Senior vice president—business affairs and licensing, secretary	fiscal 2005	$227,000	$25,000	160,000		—
	11-month 2004	$220,780	—	40,000		—
	fiscal 2003	$227,440	—	60,000		—

William Sweedler(4) Former executive vice president	fiscal 2005	$182,188	—	1,425,000	(5)	—

(1)	Represents bonuses accrued under employment agreements.

(2)	Represents premiums paid by us on a life insurance policy for the benefit of the beneficiaries of Mr. Cole.

(3)	Messrs. Conn and Clamen joined us in May 2004 and March 2005, respectively

(4)

Mr. Sweedler joined the Company in July 2005 in connection with the Joe Boxer acquisition. At such time, the Company entered into an employment agreement with him to serve as an Executive Vice President of the Company and President of its Joe Boxer division. This employment agreement was terminated in June

2006, after which Mr. Sweedler was employed by us as a non-executive part-time employee for a transition period ending in September 2006. He currently serves as a consultant to us with respect to future acquisitions. Mr. Sweedler also served on our board of directors from August 2005 to June 2006.

(5)	As part of Mr. Sweedler’s July 2005 employment agreement, he was granted stock options upon the commencement of his employment for the purchase of 1,425,000 shares of the common stock of the Company, of which options to purchase 225,000 shares vested immediately and the remainder were to vest upon achievement by the Joe Boxer division of certain designated revenue levels. In June 2006, all 1,200,000 unvested options were forfeited by Mr. Sweedler in connection with the termination of his employment agreement.

Option grants in 2005

The following table sets forth the options granted by us to the “named executive officers” during the year ended December 31, 2005:

	Number of securities underlying options granted (#)		% of total options granted to employees during year	Exercise price per share	Expiration date	Potential realizable value at assumed annual rates of stock price appreciation for option term(1)
						5% ($)	10%($)
Neil Cole	800,000	(2)	16.3%	$4.62	03/29/15	$2,324,395	$5,890,472
	200,000	(2)	4.1%	$10.00	12/28/15	$1,257,789	$3,187,485

David Conn	50,000	(3)	1.0%	$4.82	05/28/15	$151,564	$384,092
	50,000	(3)	1.0%	$6.40	06/14/15	$201,246	$509,998
	25,000	(3)	0.5%	$10.00	12/28/15	$157,224	$398,436
	100,000	(3)	2.0%	$10.19	12/29/15	$640,844	$1,624,024

Warren Clamen	200,000	(4)	5.0%	$5.06	03/09/15	$636,441	$1,612,867
	50,000	(4)	1.0%	$10.00	12/28/15	$314,447	$796,871

Deborah Sorell Stehr	50,000	(5)	1.0%	$4.82	05/24/15	$151,564	$384,092
	60,000	(5)	1.2%	$8.03	10/28/15	$303,001	$767,865
	50,000	(5)	1.0%	$10.00	12/28/15	$314,447	$796,871

William Sweedler	1,425,000	(6)	29.0%	$8.81	07/22/15	$7,895,300	$20,008,241

(1)	The potential realizable value is the value that might be realized upon exercise of the options immediately prior to their expiration assuming our common stock appreciates at the compounded rates specified over the term of the options. These amounts do not take into account provisions in options providing for termination of the option following termination of employment or non-transferability of the options and do not make any provision for taxes associated with exercise. Because actual gains will depend upon, among other things, future performance of our common stock, there can be no assurance that the amounts reflected in this table will be achieved.

(2)	Mr. Cole’s options expiring in March 2015 vested as of March 29, 2005 and his options expiring in December 2015 vested as of December 28, 2005.

(3)	Mr. Conn’s options expiring in May 2015 vested as of May 28, 2005, his options expiring on December 28, 2015 vested as of December 28, 2005 and his options expiring on December 29, 2015 vested as of December 29, 2005. His options expiring in June 2015 vested on December 19, 2005.

(4)	One half of Mr. Clamen’s options expiring in March 2015 vested as of March 9, 2005 and the other half vested as of June 1, 2005. His options expiring in December 2015 vested as of December 28, 2005.

(5)	Ms. Stehr’s options expiring in May 2015 vested as of May 14, 2005, her options expiring in October 2015 vested as of October 28, 2005 and her options expiring in December 2015 vested as of December 28, 2005.

(6)	Of these options, options to purchase 225,000 shares vested immediately upon their grant in July 2005 and the remaining options were to vest upon achievement by the Joe Boxer division of certain designated revenue levels. In June 2006, all 1,200,000 of the unvested options were forfeited by Mr. Sweedler in connection with the termination of his employment agreement.

Aggregated option exercises in last fiscal

year and fiscal year-end option values

The following table discloses the options that were exercised by the “named executive officers” during 2005 and the value of their remaining unexercised options at December 31, 2005:

Name	Number of Shares acquired on exercise	Value Realized	Number of securities underlying unexercised options at December 31, 2005			Value of unexercised in-the-money options at December 31, 2005(1)
			Exercisable	Unexercisable		Exercisable	Unexercisable
Neil Cole	—	—	3,885,875	—		$26,070,118	—
David Conn	—	—	425,000	—		1,992,750	—
Warren Clamen	—	—	250,000	—		1,035,500	—
Deborah Sorell Stehr	50,000	$175,155	300,000	—		1,494,800	—
William Sweedler	—	—	225,000	1,200,000	(2)	310,500	$1,656,000

(1)	An option is deemed “in-the-money” if the year-end closing market price per share of our common stock exceeded the exercise price of such option. The closing price of our common stock on December 31, 2005 as reported by the Nasdaq Global Market was $10.19 per share.

(2)	These unvested options were forfeited by Mr. Sweedler in June 2006 upon the termination of his employment agreement.

Employment Agreements

On March 29, 2005, we entered into an employment agreement with Neil Cole, which provides for him to serve as our president and chief executive officer for a term expiring on December 31, 2007, at an annualized base salary of $500,000 in 2005, $550,000 in 2006 and $600,000 in 2007. In addition, Mr. Cole’s employment agreement provided for us to pay him additional salary of $250,000 in four equal installments during 2005, all of which has been paid. Under the employment agreement, for each year in which we meet at least 100% of targeted earnings before interest, taxes, depreciation and amortization of fixed assets and intangible assets, or EBITDA, as determined by our board of directors, Mr. Cole is also entitled to a bonus, as follows: $100,000 for 2005, $150,000 for 2006 and $200,000 for 2007. Mr. Cole received this bonus for 2005. In addition, Mr. Cole will receive a bonus equal to 5% of the amount, if any, by which our actual EBITDA for a fiscal year exceeds the greater of (a) the targeted EBITDA for that year, and (b) the highest amount of actual EBITDA previously achieved for a fiscal year during the term of his employment agreement, provided that prior negative EBITDA amounts will reduce the actual EBITDA in the year for which the determination is made in determining whether and by how much the amounts set forth in (a) and (b) were exceeded. Mr. Cole is also entitled to customary benefits, including participation in management incentive and benefit plans, reimbursement for automobile expenses, reasonable travel and entertainment expenses and a life insurance policy benefiting his designated beneficiaries in the amount of $5,000,000. The employment agreement provides that Mr. Cole will receive an amount equal to three times his annual compensation, less $100, plus accelerated vesting or payment of deferred compensation, options, stock appreciation rights and any other benefits payable to Mr. Cole, in the event that within twelve months of a “change in control” Mr. Cole is terminated by us without “cause” or if he terminates his agreement for “good reason,” as all such terms are defined in the employment agreement. Pursuant to the agreement, we also granted Mr. Cole immediately exercisable ten-year stock options to purchase 800,000 shares of our common stock at $4.62 per share. We have also agreed with Mr. Cole that if we are sold and immediately thereafter Mr. Cole is no longer employed by us or our successor in the capacity in which he was employed prior to the sale, he will be entitled to a payment equal to 5% of the sale price in the event the sale price is at least $5.00 per share or the equivalent thereof with respect to an asset sale, and Mr. Cole has agreed not to compete with us for a period of twelve months after any sale resulting in such payment to him.

On April 17, 2004, we entered into an employment agreement, subsequently amended on December 29, 2005, with David Conn, which, as amended, provides for him to serve as an executive vice president of our company until May 18, 2008, subject to earlier termination as provided in the agreement. The amended agreement provides for Mr. Conn to receive an annualized base salary of: (i) $250,000 during the period December 29, 2005 until May 17, 2006; (ii) $275,000 during the period May 18, 2006 through May 17, 2007 and (iii) $300,000 during the period May 18, 2007 through May 17, 2008, as well as a guaranteed bonus of $25,000 per year and a car allowance. He was also granted immediately exercisable ten-year stock options to purchase of 100,000 shares of our common stock at $10.19 per share. In addition, his employment agreement with us provides that, if, within twelve months of a “change in control,” Mr. Conn’s employment is terminated by us without “cause,” as such terms are defined in his employment agreement, we are obligated to make a lump-sum severance payment to him equal to $100 less than his “annualized includable compensation for the base period” (as defined in Section 280G of the Internal Revenue Code of 1986), subject to certain limitations for any “excess parachute payment.” His agreement with us also contains certain non compete and non solicitation provisions.

Effective March 9, 2005, we entered into an employment agreement, subsequently amended on October 27, 2006, with Warren Clamen, which, as amended, provides for him to serve as our chief financial officer until October 27, 2008, subject to earlier termination as specified in the agreement. The employment agreement provides for Mr. Clamen to receive a base salary of $275,000 per year for the year ending October 27, 2007 and no less than $300,000 for the year ending October 27, 2008, plus certain fringe benefits. In addition, he is eligible to participate in any executive bonus program that we have in effect during the term of his employment agreement. Pursuant to his employment agreement, in March 2005 we granted Mr. Clamen ten-year stock options to purchase 200,000 shares of our common stock at $5.06 per share, subject to earlier termination under certain conditions if Mr. Clamen ceases to be employed by us, half of which options vested immediately and the other half vested as of June 1, 2005. Pursuant to its amendment in October 2006, we also issued to Mr. Clamen 10,971 shares of our restricted common stock, which vest in two equal annual installments commencing on October 27, 2007. The amended agreement provides that Mr. Clamen will receive an amount equal to three times his annual compensation, less $100, plus accelerated vesting or payment of deferred compensation, options, stock appreciation rights and any other benefits payable to Mr. Clamen, in the event that, within twelve months of a “change of control,” Mr. Clamen’s employment is terminated by us without “cause,” as such terms are defined in the amended agreement.

On September 22, 2006, we entered into a new employment agreement with Andrew Tarshis, which provides for him to serve as our senior vice president and general counsel until September 22, 2009 and provides for him to receive an annual base salary of no less than $275,000 during the first year of the term and $300,000 during the second and third years of the term. Pursuant to his employment agreement, we also issued to Mr. Tarshis 18,461 shares of our restricted common stock, which vest in three equal annual installments commencing on the first year anniversary of the agreement. Under the agreement, Mr. Tarshis is also eligible for a bonus consistent with other executive officers, as well as customary benefits, including participation in management incentive and benefit plans, a monthly car allowance of $1,500 and reasonable business related travel and entertainment expenses. In addition, his employment agreement with us provides that, if, within twelve months of a “change in control,” Mr. Tarshis’s employment is terminated by us without “cause” or Mr. Tarshis terminates his employment with us for “good reason,” as all such terms are defined in his employment agreement, we are obligated to make a lump-sum severance payment to him equal to $100 less than three times his “annualized includable compensation for the base period” (as defined in Section 280G of the Internal Revenue Code of 1986), subject to certain limitations for any “excess parachute payment” plus accelerated vesting of the 18,461 shares of restricted stock issued to him. His agreement with us also contains certain non compete and non solicitation provisions.

On October 28, 2005, we entered into an employment agreement, subsequently amended on September 22, 2006, with Deborah Sorell Stehr, which, as amended, provides for her to serve as our senior vice president—business affairs until December 31, 2008 and provides for her to receive a base salary for performance based upon a four-day work week, as follows: (a) during the period from January 1, 2006 through December 31, 2006, at the annual rate of not less than $220,000, (b) during the period from January 1, 2007 through December 31, 2007, at an annual rate of not less than $230,000, and (c) during the period from

January 1, 2008 through December 31, 2008 at the annual rate of not less than $250,000. Pursuant to her employment agreement, in October 2005 we granted Ms. Stehr immediately exercisable ten-year stock options to purchase 60,000 shares of our common stock at $8.03 per share, and, pursuant to its amendment, in September 2006 we also issued to Ms. Stehr 9,230 shares of our restricted common stock, which vest in two equal annual installments commencing on December 31, 2007. Under the amended agreement, Ms. Stehr remains eligible for a bonus consistent with other executive officers, as well as customary benefits, including participation in management incentive and benefit plans, a monthly car allowance of $1,500 and reasonable travel and entertainment expenses. The agreement provides that Ms. Stehr will receive an amount equal to three times her annual compensation, less $100, plus accelerated vesting or payment of deferred compensation, options, stock appreciation rights and any other benefits payable to Ms. Stehr, in the event that, within twelve months of a “change of control,” Ms. Stehr’s employment is terminated by us without “cause” or Ms. Stehr terminates her employment agreement with us for “good reason,” as all such terms are defined in the agreement.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information regarding beneficial ownership of our common stock as of November 6, 2006 by each of the following persons, based on information obtained from such persons:

•	each of our directors;

•	each of our “named executive officers” (see “Management—Executive compensation”);

•	all of our executive officers and directors, as a group;

•	each person known by us to beneficially hold five percent or more of our common stock; and

•	each of our selling stockholders.

Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all securities beneficially owned, subject to community property laws where applicable. The shares “beneficially owned” by a person are determined in accordance with the definition of “beneficial ownership” set forth in the regulations of the SEC and, accordingly, shares of our common stock subject to options, warrants or convertible securities that are exercisable or convertible within 60 days as of November 6, 2006 are deemed to be beneficially owned by the person holding such securities and to be outstanding for purposes of determining such holder’s percentage ownership. The same securities may be beneficially owned by more than one person.

Percentage ownership of common stock “before offering” is calculated based on the              shares of our common stock outstanding as of November     , 2006. Beneficial ownership “after offering” is calculated based on the shares of our common stock outstanding as of November     , 2006 after giving pro forma effect to the issuance of the              shares of common stock to be sold by us in this offering and the              shares to be issued by us upon exercise of selling stockholders’ options and sold by the selling stockholders in this offering. The beneficial ownership “after offering” assumes no exercise of the underwriters’ overallotment option. The address for each beneficial owner, unless otherwise noted, is c/o Iconix Brand Group, Inc. at 1450 Broadway, New York, New York 10018.

Name and address of beneficial owner	Number of shares of common stock beneficially owned		Number of shares to be sold in this offering		Number of shares of common stock beneficially owned after the offering	Percentage beneficially owned
						Before the offering	After the offering
Neil Cole	4,321,075	(1)	800,000	(14)	3,521,075%		%
David Conn	425,000	(2)	100,000	(14)	325,000	*	*
Warren Clamen	250,000	(3)	60,000	(14)	190,000	*	*
Andrew Tarshis	160,000	(4)	40,000	(14)	120,000	*	*
Deborah Sorell Stehr	300,000	(5)	75,000	(14)	225,000	*	*
William Sweedler	545,333	(6)	-0-		545,333	*	*
Drew Cohen	116,702	(7)	30,000	(14)	86,702	*	*
Barry Emanuel	426,673	(8)	105,000	(14)	321,673	*	*
Michael Groveman	116,702	(7)	30,000	(14)	86,702	*	*
Steven Mendelow	380,988	(9)	95,000	(14)	285,988	*	*
Peter Cuneo	13,684		-0-		13,684	*	*
Mark Friedman	13,684		-0-		13,684	*	*

Name and address of beneficial owner	Number of shares of common stock beneficially owned		Number of shares to be sold in this offering		Number of shares of common stock beneficially owned after the offering		Percentage beneficially owned
						Before the offering	After the offering
Claudio Trust dated February 2, 1990 P.O. Box 11360 Jackson, WY 83002	2,381,737	(10)	-0-		2,381,737%		%
Mudd (USA) LLC 1407 Broadway, 29th floor New York, NY 10018	3,269,231	(11)	800,000		2,469,231	(15)%	%
Mossimo G. Giannulli c/o Modern Amusement, Inc. 2016 Broadway Boulevard Santa Monica, CA 90404	2,333,100	(12)	600,000		1,733,100	(15)%	%
All directors and executive officers as a group (11 persons)	6,524,508	(13)	1,335,000	(14)	5,189,508	(16)%	%

*	Less than 1%
(1)	Includes 3,885,875 shares of common stock issuable upon exercise of options and 20,000 shares of common stock owned by Mr. Cole’s children. Does not include shares held in Mr. Cole’s account under our 401(k) savings plan over which he has no current voting or investment power.
(2)	Represents shares of common stock issuable upon exercise of options.
(3)	Represents shares of common stock issuable upon exercise of options. Does not include 10,971 restricted shares of common stock which vest in two equal annual installments commencing on October 27, 2007.
(4)	Includes 140,000 shares of common stock issuable upon exercise of options. Does not include 18,461 restricted shares of common stock which vest in three equal annual installments commencing on September 22, 2007.
(5)	Represents shares of common stock issuable upon exercise of options. Does not include 9,230 restricted shares of common stock which vest in two equal annual installments commencing on December 31, 2007 or shares held in Ms. Sorell Stehr’s account under our 401(k) savings plan over which she has no current voting or investment power.
(6)	Includes 133,333 shares of common stock issuable upon exercise of warrants.
(7)	Includes 110,000 shares of common stock issuable upon exercise of options.
(8)	Includes 405,250 shares of common stock issuable upon exercise of options.
(9)	Includes 295,250 shares of common stock issuable upon exercise of options and 60,750 shares of common stock owned by C&P Associates, with which Mr. Mendelow and his wife are affiliated and over whose securities they exercise shared voting and investment control.
(10)	Michael Caruso serves as the trustee of this trust and exercises voting and investment control over its securities.
(11)	Represents shares of common stock held by Mudd (USA) LLC, the seller in connection with our April 2006 acquisition of the Mudd brand, over which Mr. Wing Kwok, the Chairman of Mudd (USA) LLC, Mr. Conrad Lung, its President, and Mr. Richard Gilbert, its Chief Financial Officer, have voting and/or investment control. Includes 286,866 shares currently pledged as collateral to support certain of Mudd (USA)’s post-closing obligations to us in connection with the acquisition. In January 2007 and each quarter thereafter during which any of the pledged shares remain pledged, a portion of such shares equal in value to up to $1.0 million are to be released.
(12)	Based on a Schedule 13-D filed by Mr. Giannulli on November 2, 2006.
(13)	Includes 5,921,375 shares of common stock issuable upon exercise of options.
(14)	Represents shares of common stock underlying options that will be exercised in connection with this offering.
(15)	The underwriters have been granted an option by the selling stockholder to purchase up to 200,000 of these shares to cover overallotments, if any.
(16)	Includes 4,584,375 shares of common stock issuable upon exercise of options.

RELATED PARTY TRANSACTIONS

On May 1, 2003, we granted Kenneth Cole Productions, Inc. the exclusive worldwide license to design, manufacture, sell, distribute and market footwear under our Bongo brand. The chief executive officer and chairman of Kenneth Cole Productions is Kenneth Cole, who is the brother of Neil Cole, who is our chief executive officer and president. During the year ended December 31, 2005, we received $1.3 million in royalties from Kenneth Cole Productions.

The Candie’s Foundation, a charitable foundation founded by Neil Cole for the purpose of raising national awareness about the consequences of teenage pregnancy, owed us $193,000 at December 31, 2005 and $243,814 as of September 30, 2006. We expect that we will continue to make advances to it in the future if and when needed. Mr. Cole’s wife, Elizabeth Cole, was employed by The Candie’s Foundation at an annual salary of $80,000 until May 2005. She continues to perform services for the foundation but without compensation.

DESCRIPTION OF SECURITIES

Our amended and restated certificate of incorporation provides that our authorized capital stock consists of 75,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.01 par value. As of November 6, 2006, there were 44,315,836 shares of our common stock outstanding held of record by 2,401 stockholders and no shares of preferred stock outstanding. The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are only summaries, and we encourage you to review complete copies of our amended and restated certificate of incorporation and amended and restated bylaws, which we have previously filed with the SEC.

Common stock

Subject to the rights specifically granted to holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to vote together as a class on all matters submitted to a vote of our stockholders and are entitled to any dividends that may be declared by our board of directors. Our common stockholders do not have cumulative voting rights. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Our common stockholders have no preemptive rights to purchase shares of our common stock. The issued and outstanding shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are, and the shares of common stock to be issued in this offering will be, upon payment therefor, fully paid and non-assessable. The rights, preferences and privileges of holders of our common stock are subject to those of the holders of our Series A preferred stock, described below, and any other shares of our preferred stock we may issue in the future.

Preferred stock

General

We have one class of preferred stock, our Series A junior participating preferred stock, described below, that was designated in connection with our adoption of a rights plan in January 2000, also described below. Our board of directors may from time to time authorize the issuance of one or more additional classes or series of preferred stock without stockholder approval. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to, among other things, issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.

One of the effects of undesignated preferred stock may be to enable our board of directors to discourage an attempt to obtain control of our company by means of a tender offer, proxy contest, merger or otherwise. The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting the payment of dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock;

•	delaying or preventing a change in control without further action by the stockholders; or

•	decreasing the market price of our common stock.

Series A participating preferred stock

Currently, there are no shares of our Series A junior participating preferred stock, par value $0.01 per share, referred to as our Series A preferred stock, outstanding. Such shares are issuable only in the event holders of our common stock exercise their “rights,” described below, to purchase such shares in accordance with the terms of our rights plan. Each share of Series A preferred stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of shares of Series A preferred stock will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. Holders of shares of Series A preferred stock will have 1,000 votes per share and will vote together with the holders of our common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, holders of our Series A preferred stock will be entitled to receive, per each share of Series A preferred stock, 1,000 times the amount received per each share of our common stock. These rights are protected by customary antidilution provisions. The Series A preferred stock is not redeemable.

Rights

General

On January 26, 2000, our board of directors declared a dividend of one preferred share purchase right, referred to as a right, for each outstanding share of common stock outstanding as of February 11, 2000, and on each share of common stock issued thereafter until the distribution date, described below. As a result, since such date, each share of common stock that has been issued and each share of common stock that is issued prior to the distribution date, including those issued in this offering, has and will have a right attached to it, so that all of our outstanding shares of our common stock have attached rights, until the distribution date.

Each right entitles its registered holder to purchase one one-thousandth of a share of our Series A preferred stock at a price of $6 per each one one-thousandth (1,000th) of a share, subject to adjustment in certain circumstances. Because of the nature of the dividend, liquidation and voting rights of the Series A preferred stock, the value of the one one-thousandth interest in a share of Series A preferred stock purchasable upon exercise of each right should approximate the value of one share of our common stock.

The description and terms of the rights are set forth in a Rights Agreement between us and Continental Stock Transfer & Trust Company, as rights agent, a copy of which has previously been filed by us with the SEC. The following description of the rights does not purport to be complete and is qualified in its entirety by reference to that agreement.

Until the earlier to occur of (a) 10 days following a public announcement that a person or group of affiliated or associated persons, referred to as an acquiring person, has acquired beneficial ownership of 15% or more of our outstanding common stock or (b) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of common stock, the earlier of such dates being called the “distribution date,” each right is evidenced by the stock certificate of the share of common stock to which such right is attached.

The rights are not exercisable until the distribution date and they expire on January 26, 2010, unless such date is extended or unless they are earlier redeemed or exchanged by us, in each case as described below.

The terms of the rights may be amended by our board without the consent of the holders of the rights, including an amendment to lower thresholds described above within certain designated parameters.

Until a right is exercised, its holder, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends.

The rights have certain anti-takeover effects as described below. The rights may cause substantial dilution to a person or group that attempts to acquire our company upon terms not approved by our board of directors, and under certain circumstances the rights beneficially owned by such a person or group may become void. The rights should not interfere with any merger or other business combination which is approved by our board, since it may redeem the then outstanding rights as discussed above.

Anti-dilution adjustments

The purchase price payable and the number of shares of Series A preferred stock or other securities or property issuable upon exercise of the rights are each subject to adjustment under certain circumstances to prevent dilution: (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A preferred stock, (ii) upon the grant to holders of the Series A preferred stock of certain rights, warrants or convertible securities exercisable for or convertible into shares of Series A preferred stock at a price that is less than the then-current market price of the Series A preferred stock or (iii) upon the distribution to holders of the Series A preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Series A preferred stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding rights and the number of one one-thousandths interests in a share of Series A preferred stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of our common stock or a stock dividend on the common stock payable in shares of common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the distribution date.

“Poison pill” adjustment

In the event that any person or group of affiliated or associated persons becomes an acquiring person, each holder of a right, other than rights beneficially owned by the acquiring person and its affiliates, associates and transferees (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of common stock having a market value equal to two times the then exercise price of the right. In the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group has become an acquiring person in a transaction with such acquiring person or group, each holder of a right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the right, that number of shares of common stock of the acquiring company which, at the time of the transaction has a market value equal to two times the exercise price of the right. In each case, there are exceptions for transactions that have received the prior approval of our board of directors.

Our right to exchange

At any time after any person or group becomes an acquiring person and prior to the acquisition by such person or group of 50% or more of our outstanding shares of common stock, our board of directors may exchange the rights (other than rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of common stock, or one one-thousandth of a shares of Series A preferred stock (or of a share of our preferred stock having equivalent rights, preferences and privileges), per right, subject to adjustment.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1%. No fractional shares of Series A preferred stock will be issued, other than fractions which are integral multiples of one one-thousandth of a share, and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A preferred stock on the last trading day prior to the date of exercise.

Our right to redeem

At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of our outstanding shares of common stock, our board of directors may redeem the rights in whole, but not in part, at a price of $.01 per right, payable in cash or shares of common stock. The redemption of the rights may be made effective at such time, on such basis, and with such conditions as the board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise them will terminate and the only remaining right of the holders with respect thereto will be to receive the redemption price.

Warrants

As of November 6, 2006, we had warrants outstanding for the purchase of up to 850,000 shares of our common stock at prices ranging from $8.72 to $15.93, and a weighted average exercise price of $10.88 per share, subject to adjustment in certain circumstances. Of theses warrants, warrants to purchase 733,333 shares of common stock were immediately exercisable. The warrants expire on dates ranging from August 26, 2012 to June 2, 2016.

The exercise price and number of shares or other securities issuable on exercise of the warrants are subject to adjustment in the event of a stock split or dividend, our recapitalization, reorganization, merger or consolidation or other similar event; however, the warrants are not subject to adjustment for our issuance of shares at prices below the exercise price of the warrants. The warrant holders do not have the rights or privileges of holders of shares.

Options

As of November 6, 2006, we had options to purchase 6,964,485 shares of common stock outstanding under our stock option plans at a weighted average exercise price of $4.96 per share and we had non-plan options outstanding for the purchase of 600,000 shares of common stock at a weighted average exercise price of $2.75 per share. All of such options have fully vested, and they expire on dates ranging from March 9, 2008 to June 5, 2016.

Non-transferable contingent share rights

On October 31, 2006, in connection with the closing of our merger with Mossimo, we issued a global security representing all of the non-transferable contingent share rights granted by us to the Mossimo stockholders in connection with the merger. The non-transferable contingent share rights represent the right of the former Mossimo stockholders to receive additional merger consideration, in the form of additional shares of our common stock, if there is no 20 consecutive trading day period during the 12 months ending October 31, 2007 in which the closing sale price of our common stock is at or above $18.71 for each trading day. As of the date of this prospectus, we cannot determine the number of shares of our common stock, if any, that may be issued pursuant to the non-contingent share rights, but the maximum number of such shares that may be issued is 40,965.

Anti-takeover considerations and special provisions of Delaware Law, our certificate of incorporation and our bylaws

Delaware anti-takeover law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an interested stockholder);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder;

for three years following the date that the stockholder became an interested stockholder. A “business combination” includes a merger or sale of more than 10% of our assets.

However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an interested stockholder, prior to the date of that transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

Certificate of incorporation and bylaws

A number of provisions of our certificate of incorporation and bylaws concern matters of corporate governance and the rights of our stockholders. Provisions that grant our board of directors the ability to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof may discourage takeover attempts that are not first approved by our board of directors, including takeovers which may be considered by some stockholders to be in their best interests. Certain provisions could delay or impede the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to our stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of our common stock. Our board of directors believes that these provisions are appropriate to protect our interests and the interests of our stockholders.

Meetings of stockholders.    Our bylaws provide that annual meetings of our stockholders may take place at the time and place established by our board of directors. A special meeting of our stockholders may be called at any time by the board or by any officer instructed by the directors to call the meeting.

Filling of board vacancies.    Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of our directors then in office.

Amendment of the Bylaws.    Our bylaws may be amended or repealed by our board of directors or our stockholders.

Transfer agent, warrant agent and registrar

Continental Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lehman Brothers Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement between us, each of the selling stockholders and each of the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Underwriter	Number of shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Lehman Brothers Inc.
Lazard Capital Markets LLC
Piper Jaffray & Co.
Wachovia Capital Markets, LLC

Total

Subject to the terms and conditions in the purchase agreement, the underwriters have agreed to purchase all the shares of our common stock being sold pursuant to the purchase agreement if any of these shares of our common stock are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and the proceeds before expenses to us and to the selling stockholders.

	Per share	Without option	With option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us.

Overallotment option

We and two of the selling stockholders have granted an option to the underwriters to purchase up to              additional shares of our common stock (up to              shares from us and up to 200,000 shares from each of such selling stockholders, on a pro rata basis) at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No sales of similar securities

We, our executive officers and directors and the selling stockholders have each agreed, with certain exceptions, not to sell or transfer any common stock, other than the shares offered hereby, for 90 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other individuals have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Electronic distribution

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation of online distributions will be made by the representative on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Price stabilization, short positions and penalty bids

Until the distribution of the shares is completed, rules of the SEC may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock, including:

•	stabilizing transactions;

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common shares while this offering is in progress. Stabilizing transactions may include short sales of our common stock, which involve the sale by the underwriters at the time of the offering of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the overallotment option. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase the shares through the overallotment option.

Naked short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the purchases by the underwriters to cover syndicate short positions may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than it would otherwise be in the absence of these transactions.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of our common stock in the open market to reduce the underwriter’s short position or to stabilize the purchase of such shares, they may reclaim the amount of the selling commission from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares of our common stock in that it discourages resales of those shares.

These activities may have the affect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other relationships

In connection with the Mossimo merger, Merrill Lynch Mortgage Capital Inc., which is an affiliate of Merrill Lynch, loaned us $90.0 million in October 2006 against a secured note issued by our subsidiary, Mossimo Holdings, and received fees from us in connection with such loan of $900,000. The note bears interest at a variable rate equal to the three-month LIBOR plus 5.125% per annum and matures on December 18, 2008, with principal payable in quarterly payments totaling $10.5 million in the first year and $10.8 million in the second year, with the balance due upon the note’s maturity. We intend, however, to repay this loan in full upon the consummation, and out of the proceeds, of this offering. We also received a commitment letter from Merrill Lynch Mortgage Corporation prior to our acquisition of the Ocean Pacific brand pursuant to which it has agreed to provide, subject to the satisfaction of certain conditions, a two-year secured loan (on terms similar to the foregoing $90.0 million loan) in an aggregate amount of up to $25.0 million should we need it to fund a principal payment on December 31, 2006 under our note to Ocean Pacific Apparel Corp. Pursuant to this commitment letter, Merrill Lynch Mortgage Corporation has agreed to waive any fees from us in connection with the proposed loan. In the event we receive the financing contemplated by this commitment letter, we also intend to repay such amount upon the consummation, and out of the proceeds, of this offering.

Lazard Freres & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a fee from Lazard Capital Markets LLC in connection therewith.

In addition, some of the underwriters and their affiliates may in the future engage and may have previously engaged in investment banking and other commercial dealings with us in the ordinary course of business.

As described above and in “Use of Proceeds,” we intend to use the net proceeds to repay the $90.0 million principal amount of indebtedness outstanding under the note issued by our subsidiary, Mossimo Holdings. If the net proceeds are used in this manner, more than 10% of the net proceeds of this offering, not including underwriting compensation, will be received by an affiliate of Merrill Lynch, a member of the National Associate of Securities Dealers, Inc., or the NASD. Consequently, this offering is being conducted in compliance with NASD Conduct Rule 2710(h). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of equity securities for which a “bona fide independent market,” as defined by the NASD, exists.

Compliance with non-U.S. laws and regulations

Each underwriter intends to comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells or delivers shares of our common stock or has in its possession or distributes the prospectus.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) an offer of common shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the common shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of common shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of common shares to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by an means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe for the common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

France

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the common shares that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no common shares have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors, which we refer herein to as Permitted Investors, consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D.411-1, D.411-2, D.734-1, 3.744-1, 3.754-1 and D.764-1 of the French code Monétaire et Financier and applicable regulations thereunder; none of this prospectus or any other materials related to the offering or information contained therein relating to the common shares has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any Securities acquired by any Permitted Investors may be made only as provided by Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

United Kingdom

Each underwriter acknowledges and agrees that:

(i) (a) it is a person whose ordinary activities involve it acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell the common shares other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the common shares would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000, or the FSMA, by the issuer;

(ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the common shares in circumstances in which Section 21 (1) of the FSMA does not apply to the issuer; and

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common shares in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling with Article 19(5) of the Financial Services and Markets Act of 2000 (Financial Promotion) Order 2005, which we refer to as the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). The common shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Italy

The offering of the common shares has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Societá e las Borsa, or CONSOB) pursuant to Italian securities legislation and, accordingly, has represented and agreed that the common shares may not and will not be offered, sold or delivered, nor may or will copies of the prospectus or any other documents relating to the common shares be distributed in Italy; except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, which we refer to as Regulation No. 11522, or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998, which we refer to as the Financial Service Act, and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the common shares or distribution of copies of the prospectus or any other document relating to the common shares in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended, which we refer to as the Italian Banking Law, Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the common shares in the offering is solely responsible for ensuring that any offer or resale of the common shares it purchased in the offering occurs in compliance with applicable laws and regulations.

The prospectus and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the Financial Service Act and Article 33, first paragraph of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive. The provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospective Directive.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Blank Rome LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements, schedule and management’s report on the effectiveness of internal control over financial reporting of Iconix Brand Group, Inc. included in, and/or incorporated by reference into, this prospectus and in the registration statement have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports appearing elsewhere, and/or incorporated by reference, herein and in the registration statement, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Mossimo, Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been included in this prospectus and in the registration statement of which it forms a part in reliance upon the report of KPMG LLP, an independent registered public accounting firm, included elsewhere herein and in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Mudd (USA) LLC incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Joe Boxer Company, LLC incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

The financial statements of Rampage Licensing, LLC incorporated by reference in this prospectus and in the registration statement of which it forms a part (including schedules appearing therein) have been incorporated by reference herein and in the registration statement in reliance upon the reports of Cohn Handler & Co., Rampage’s independent public accounting firm, as set forth in its report incorporated herein and in the registration statement by reference, and are incorporated herein and in the registration statement by reference in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus, which means we may disclose important information by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be a part of this prospectus, except for any information superseded by other information contained in, or incorporated by reference into, this prospectus.

The following documents filed by us with the SEC are hereby incorporated by reference in this prospectus:

•	our current reports on Form 8-K filed with the SEC on January 5, 2006, April 6, 2006, April 17, 2006, April 27, 2006, June 8, 2006, August 15, 2006, August 17, 2006, August 24, 2006, September 1, 2006, September 28, 2006, October 25, 2006, November 6, 2006 and November 9, 2006 and amendments to current reports on Form 8-K/A filed with the SEC on October 7, 2005, October 14, 2005, December 2, 2005 and June 27, 2006;

•	our annual report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 21, 2006, and our annual report on Form 10-K/A for the fiscal year ended December 31, 2005, filed with the SEC on September 28, 2006;

•	our quarterly report on Form 10-Q for the three months ended March 31, 2006, filed with the SEC on May 10, 2006;

•	our quarterly report on Form 10-Q for the three months ended June 30, 2006, filed with the SEC on August 10, 2006;

•	our quarterly report on Form 10-Q for the three months ended September 30, 2006, filed with the SEC on November 7, 2006; and

•	the description of our common stock and our preferred share purchase rights contained in our registration statements on Form 8-A, filed with the SEC and all amendments or reports filed by us for the purpose of updating those descriptions.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the dates of filing of such reports and other documents; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents, unless the exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. Requests for such copies should be directed to our corporate secretary, at the following address or by calling the following telephone number:

Iconix Brand Group, Inc.

1450 Broadway

New York, New York 10018

(212) 730-0030

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We also file periodic reports, proxy and information statements and other information with the SEC pursuant to the Securities Exchange Act of 1934, as amended. You may read and copy any document we file with the SEC at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.

Our internet address is www.iconixbrand.com. We make available free of charge, on or through our web site, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our web site is not part of this prospectus.

This prospectus constitutes a part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933, as amended. This prospectus does not contain all of the information set forth the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and the accompanying exhibits and schedules. The registration statement may be inspected at the Public Reference Room maintained by the SEC at the address set forth in the first paragraph of this section. Statements contained in this prospectus regarding the contents of any contract or any other document filed as an exhibit are not necessarily complete. In each instance, reference is made to the copy of such contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference.

INDEX TO FINANCIAL STATEMENTS

ICONIX BRAND GROUP, INC. AND SUBSIDIARIES

Iconix Brand Group, Inc.

Reports on Internal Control

over Financial Reporting

Management’s Report on Internal Control Over Financial Reporting

March 20, 2006

To the Stockholders of Iconix Brand Group, Inc.

The management of Iconix Brand Group, Inc. is responsible for the preparation, integrity, objectivity and fair presentation of the financial statements and other financial information presented in this report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect the effects of certain judgments and estimates made by management.

In order to ensure that our internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for our financial reporting as of December 31, 2005. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, referred to as COSO. Our assessment included the documentation and understanding of our internal control over financial reporting. We have evaluated the design effectiveness and tested the operating effectiveness of internal controls to form our conclusion.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that pertain to maintaining records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets, providing reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, assuring that receipts and expenditures are being made in accordance with authorizations of our management and directors and providing reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on this assessment, the undersigned officers concluded that our internal controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings and that information required to be disclosed by us in these periodic filings is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that our internal controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.

The Audit Committee of our Board of Directors, which consists of independent, non-executive directors, meets regularly with management, the internal auditors and the independent accountants to review accounting, reporting, auditing and internal control matters. The committee has direct and private access to both internal and external auditors.

BDO Seidman, LLP, independent auditors of our financial statements, has reported on management’s assertion with respect to the effectiveness of our internal control over financial reporting as of December 31, 2005.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Iconix Brand Group, Inc.

New York, New York

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Iconix Brand Group, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Iconix Brand Group, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Iconix Brand Group, Inc. as of December 31, 2005 and 2004 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2005, the 11-month period ended December 31, 2004 and the year ended January 31, 2004 and our report dated March 20, 2006 expressed an unqualified opinion.

/s/ BDO Seidman, LLP

New York, New York

March 20, 2006

Iconix Brand Group, Inc.

and subsidiaries

Consolidated Financial Statements

Consolidated Financial Statements

Iconix Brand Group, Inc.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Iconix Brand Group, Inc.

New York, New York

We have audited the accompanying consolidated balance sheets of Iconix Brand Group, Inc. as of December 31, 2005 and 2004 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2005, the 11 months ended December 31, 2004, and the year ended January 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Iconix Brand Group, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the year ended December 31, 2005, the 11 months ended December 31, 2004, and the year ended January 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Iconix Brand Group, Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 20, 2006 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP

March 20, 2006, except for Note 19 which is as of September 27, 2006.

New York, New York

Iconix Brand Group, Inc. and Subsidiaries

Consolidated Balance Sheets

(in thousands, except par value)

	December 31,
	2005	2004
Assets
Current assets:
Cash (including restricted cash of $4,094 in 2005 and $530 in 2004)	$11,687	$798
Marketable securities	553	—
Accounts receivable, net of reserve of $260 in 2005 and $0 in 2004	3,532	2,239
Due from factor, net of allowances of $0 in 2005 and $1,856 in 2004	—	3,865
Due from affiliate	193	227
Inventories, net of reserve of $0 in 2005 and $2,252 in 2004	—	279
Deferred income taxes	3,716	1,549
Prepaid advertising and other	2,664	670

Total current assets	22,345	9,627

Property and equipment, at cost:
Furniture, fixtures and equipment	2,027	1,638
Less: accumulated depreciation and amortization	(1,175)	(1,292)

	852	346

Other sssets:
Restricted cash	4,982	2,900
Goodwill	32,835	25,241
Other intangibles, net	139,281	16,591
Deferred financing costs, net	3,597	2,149
Long term deferred income taxes	11,978	2,073
Other	1,374	1,233

	194,047	50,187

Total assets	$217,244	$60,160

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$3,360	$4,284
Accounts payable, subject to litigation	4,886	4,886
Deferred revenue	4,782	1,413
Due to related party	—	2,465
Current portion of long-term debt	13,705	2,563

Total current liabilities	26,733	15,611

Deferred revenue	—	366
Deferred income taxes	4,201	—
Long-term debt, less current maturities	85,414	19,925

Total liabilities	$116,348	$35,902
Contingencies and commitments	—	—
Stockholders’ equity:
Common stock, $.001 par value—shares authorized 75,000; shares issued 35,540 and 28,293 respectively	36	29
Additional paid-in capital	136,842	76,154
Retained deficit	(35,315)	(51,258)
Less: treasury stock—198 shares at cost	(667)	(667)

Total stockholders’ equity	100,896	24,258

Total liabilities and stockholders’ equity	$217,244	$60,160

See accompanying notes to consolidated financial statements.

Iconix Brand Group, Inc. and Subsidiaries

Consolidated Statements of Operations

(in thousands, except earnings per share data)

	Year Ended 12/31/2005	11 Months Ended 12/31/2004	Year Ended 1/31/2004
Net sales	$—	$58,427	$123,160
Licensing and commission revenue	30,156	10,553	8,217

Net revenue	30,156	68,980	131,377
Cost of goods sold	—	55,795	104,230

Gross profit	30,156	13,185	27,147
Selling, general and administrative expenses (net of recovery pursuant to an agreement of $438, $7,566 and $1,626 in the year ended 12/31/2005, the 11 months ended 12/31/2004 months ended 12/31/2004 and the year ended 1/31/2004, respectively	13,880	10,154	30,682
Special charges	1,466	295	4,629

Operating income (loss)	14,810	2,736	(8,164)
Other expenses:
Interest expense—net of $295, $24, and $36 of interest income in the year ended 12/31/2005, 11 months ended 12/31/2004, and the year ended 12/31/2004, respectively.	3,977	2,495	3,118
Gain on sales of securities	(75)	—	—

	3,902	2,495	3,118

Income (loss) before income taxes	10,908	241	(11,282)

Provision (benefit) for income taxes	(5,035)	—	58

Net income (loss)	$15,943	$241	$(11,340)

Earnings (loss) per share:
Basic	$0.51	$0.01	$(0.45)

Diluted	$0.46	$0.01	$(0.45)

Weighted average number of common shares outstanding:
Basic	31,284	26,851	25,181

Diluted	34,773	28,706	25,181

See accompanying notes to consolidated financial statements.

Iconix Brand Group, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

(in thousands)

	Common Stock		Additional Paid-in Capital	Retained Deficit	Treasury Stock	Total
	Shares	Amount
Balance at February 1, 2003	24,992	$25	$69,812	$(40,159)	$(667)	$29,011
Issuance of common stock to benefit plan	20	—	22	—	—	22
Exercise of stock options	851	1	1,022	—	—	1,023
Re-grant of stock options	—	—	93	—	—	93
Issuance of common stock to directors	52	—	59	—	—	59
Net loss	—	—	—	(11,340)	—	(11,340)

Balance at January 31, 2004	25,915	26	71,008	(51,499)	(667)	18,868
Issuance of common stock to designees of TKO Apparel, Inc.	1,000	1	2,184	—	—	2,185
Issuance of common stock to B.E.M
Enterprises, Ltd for asset acquisition	215	1	949	—	—	950
Issuance of stock options to a non-employee related to the above asset acquisition	—	—	133	—	—	133
Issuance of common stock to a non-employee	10	—	25	—	—	25
Exercise of stock options	1,109	1	1,745	—	—	1,746
Issuance of common stock to directors	44	—	110	—	—	110
Net income	—	—	—	241	—	241

Balance at December 31, 2004	28,293	29	76,154	(51,258)	(667)	24,258
Issuance of common stock related to acquisition of Joe Boxer®	4,350	4	36,232	—	—	36,236
Issuance of common stock related to acquisition of Rampage®	2,171	2	20,148	—	—	20,150
Warrants granted to non-employees related to acquisitions	—	—	2,441	—	—	2,441
Options granted to a non-employee	—	—	173	—	—	173
Exercise of stock options	709	1	1,584	—	—	1,585
Issuance of common stock to directors	17	—	110	—	—	110
Net income	—	—	—	15,943	—	15,943

Balance at December 31, 2005	35,540	$36	$136,842	$(35,315)	$(667)	$100,896

See accompanying notes to consolidated financial statements.

Iconix Brand Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31, 2005	11 Months Ended December 31, 2004	Year Ended January 31, 2004
Cash flows (used in) provided by operating activities:
Net income (loss)	$15,943	$241	$(11,340)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property and equipment	130	236	863
Amortization of intangibles	1,733	1,901	1,873
Gain on sale of marketable securities	(75)	—	—
Bad debt expense	260	—	792
Issuance of common stock to non-employee directors	110	110	59
Stock option compensation non-employees	173	25	—
Recovery on receivable	—	(53)	—
Reduction of settlement payment	—	(238)	—
Write-off of impaired assets	95	—	1,567
Shortfall payment against guarantee	(438)	(7,566)	(1,626)
Shortfall payment reserve	—	685	—
Accrued interest on long-term debt	(134)	500	—
Deferred income tax benefit	(5,132)	—	—
Changes in operating assets and liabilities, net of business acquisition:
Accounts receivable	(1,553)	1,046	4,388
Due from affiliate	34	103	(56)
Factored accounts receivable and payable to factor, net	3,865	5,088	9,013
Inventories	279	7,160	11,577
Prepaid advertising and other	(1,994)	688	(246)
Refundable and prepaid taxes	—	—	29
Other assets	(7)	(1,168)	115
Deferred revenue	3,003	(1,277)	3,056
Due to related parties	—	(2,342)	(3,861)
Accounts payable and accrued expenses	(310)	(330)	(5,040)

Net cash provided by operating activities	15,982	4,809	11,163

Cash flows used in investing activities:
Purchases of property and equipment	(731)	(30)	(248)
Proceeds from the sale of equity securities of other entities	110	—	—
Purchases of equity securities of other entities	(663)	—	—
Acquisition of Badgley Mischka	—	(372)	—
Acquisition of Joe Boxer	(40,755)	—	—
Acquisition of Rampage	(26,159)	—	—
Purchase of trademarks	(320)	(19)	—

Net cash used in investing activities	(68,518)	(421)	(248)

Cash flows (used in) provided by financing activities:
Revolving notes payable—bank	—	(12,775)	(8,802)
Proceeds from long-term debt	85,489	3,600	—
Proceeds of loans from related parties	(2,465)	2,465	—
Proceeds from exercise of stock options and warrants	1,585	1,746	1,023
Payment of long-term debt	(17,134)	(2,630)	(2,153)
Proceeds from common stock issuance	—	2,185	—
Prepaid interest expense—long-term	—	(500)	—
Restricted cash—current	(3,564)	(7)	(523)
Restricted cash—non current	(2,082)	—	—
Deferred financing costs	(1,968)	(475)	(88)

Net cash (used in) provided by financing activities	59,861	(6,391)	(10,543)

Net increase (decrease) in cash and cash equivalents	7,325	(2,003)	372
Cash and cash equivalents, beginning of year	268	2,271	1,899

Cash and cash equivalents, end of year	$7,593	$268	$2,271

Balance of restricted cash—current	4,094	530	523

Total cash and cash equivalents including restricted cash, end of year	$11,687	$798	$2,794

See accompanying notes to consolidated financial statements.

Supplemental disclosure of cash flow information:

	Year Ended 12/31/2005	11 Months Ended 12/31/2004	Year Ended 1/31/2004
Cash paid during the year:
Interest	$3,298	$2,636	$2,412

Income tax benefits	$—	$—	$(139)

Supplemental disclosures of non-cash investing and financing activities:

	Year Ended 12/31/2005	11 Months Ended 12/31/2004	Year Ended 1/31/2004
Issuance of common stock to benefit plan	$—	$—	$22

Acquisitions:
Common stock issued	$56,386	$950	$—

Options issued—acquisition cost	$—	$133	$—

Warrants issued—acquisition cost	$2,441	$—	$—

Liabilities assumed	$14,193	$—	$—

See accompanying notes to consolidated financial statements.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

The company

Iconix Brand Group, Inc (the “Company”) is in the business of licensing and marketing intellectual property. The Company currently owns five brands, Candie’s®, Bongo®, Badgley Mischka®, Joe Boxer® and Rampage®, which it licenses to third parties for use in connection with a variety of apparel, and fashion products. The Company also arranges through its wholly-owned subsidiary Bright Star Footwear, Inc. (“Bright Star”) for the manufacture of footwear products for mass market and discount retailers under the private label brand of the retailer.

The Company’s business strategy, as a licensing and marketing company, is to maximize the value of its intellectual property by entering into strategic licenses with partners who have been selected based upon the Company’s belief that they will be able to produce and sell quality products in the categories of their specific expertise. This licensing strategy is designed to permit the Company to operate its licensing business with minimal working capital, no inventory, production or distribution costs or risks, and utilizing only a small group of core employees. Prior to May 2003, the Company was engaged in the wholesale business of footwear and jeanswear.

On July 1, 2005, the Company changed its corporate name to Iconix Brand Group, Inc. and its NASDAQ symbol to ICON.

Beginning January 2005, the Company changed its business practices with respect to Bright Star, which resulted in a change in revenue recognition. Bright Star is now acting solely as an agent, accordingly, only net commission revenue is recognized.

1. Summary of significant accounting policies

Fiscal year end

On December 7, 2004, the Company announced that beginning January 1, 2005, it had changed its fiscal year ending on January 31, to a calendar year beginning on January 1st and ending on December 31st. The change was designed to align the Company’s financial reporting with that of its existing licensees. As a result, the current period was reported as the calendar year ended December 31, 2005 (the “current year”). The prior year period ended on December 31, 2004 was reported as an 11- month period (the “11-month prior year”). For comparative purposes, unaudited condensed results of operations data for the period for the 11 month period ended December 31, 2004 is presented in Note 18.

As a result of the Company’s transition to a licensing business, and to a lesser extent, its change in fiscal year end and the change in its Bright Star revenue reporting, the Company’s operating results for the most current year are not comparable to prior periods, as applicable.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and items have been eliminated in consolidation. The Company acquired the Joe Boxer brand on July 22, 2005 and the Rampage brand on September 16, 2005. All acquisitions have been accounted for using purchase price accounting. See Notes 4 and 5.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

Business combinations

The purchase method of accounting requires that the total purchase price of an acquisition be allocated to the assets acquired and liabilities assumed based on their fair values on the date of the business acquisition. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

For the period January 31, 2004 through December 31, 2005, the Company completed three acquisitions. Note 3, 4, and 5 to the financial statements contains a full discussion of the Company’s acquisitions. The acquisitions and the acquisition dates are as follows:

Acquired business	Acquisition date
Badgley Mischka	October 29, 2004
Joe Boxer	July 22, 2005
Rampage	September 16, 2005

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary.

Effective July 1, 2005 the Company had a change in estimate of the useful lives of both the Candie’s and Bongo trademarks to indefinite life. See Goodwill and other intangibles below.

Marketable equity securities

In November and December 2005, the Company invested $663 in equity securities of certain public companies that are categorized as available for sale. In December 2005, the Company sold certain of these shares and $75 was recorded as realized gain in the current year. The aggregate fair value of these investments approximates their respective carrying value.

Concentration of credit risk

For the current year, two licensees accounted for 27.9% and 14.6% of the Company’s net revenue, respectively. On a comparable basis, no licensee exceeded 10% of the Company’s total net revenues in the 11-month Prior Year and 12 months ended January 31, 2004 (“Fiscal 2004”).

Deferred financing costs

The Company incurred costs (primarily professional fees and placement agent fees) in connection with bond financings that occurred during the current year and the 11-month prior year bond financing. These costs have been deferred and are being amortized using the interest method over the life of the related debt (7 years).

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

Property, equipment and depreciation

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are determined by the straight line and accelerated methods over the estimated useful lives of the respective assets ranging from three to seven years. Leasehold improvements are amortized by the straight-line method over the initial term of the related lease or estimated useful life, whichever is less.

Impairment of long-lived assets

When circumstances mandate, the Company evaluates the recoverability of its long-lived assets, other than goodwill and other indefinite life intangibles (discussed below), by comparing estimated future undiscounted cash flows with the assets’ carrying value to determine whether a write-down to market value, based on discounted cash flow, is necessary. In current year, the Company wrote off leasehold improvement of $91 in connection with an office relocation. During Fiscal 2004 computer software and leasehold improvements totaling $1.6 million were written off in connection with the closing of retail stores, which were reported as special charges. See Note 7. Other identifiable intangible assets are being amortized on a straight-line basis over the estimated useful life of the assets over periods ranging from 3-10 years.

Goodwill and other intangibles

In June 2001, the FASB issued statement of financial accounting standards No. 142 (SFAS No. 142), “Goodwill and other intangible assets,” which changes the accounting for goodwill and other intangible assets without determinable lives from an amortization method to an impairment-only approach. The Candie’s and Bongo trademarks had previously been amortized on a straight-line basis over their estimated useful lives of approximately 20 years. Effective July 1, 2005, the Company changed for accounting purposes, the estimated useful lives of the Candie’s and Bongo trademarks to be an indefinite life. Accordingly the recorded value of these trademarks will no longer be amortized, but instead will be tested for impairment on an annual basis. In arriving at the conclusion to use an indefinite life management considered among other things, the Company’s new licensing business model which has expanded the extent of potential use of these brand names in future years. This has been initially evidenced by the Candies licensing contract signed with Kohl’s Department Stores (“Kohl’s”,) in late 2004 which has very rapidly expanded the Candies name to over 18 product categories in almost 700 Kohl’s retail locations. Further the Candie’s brand has been present in the US market since 1970s. Similarly, the Bongo brand has expanded from a predominantly jeanswear brand to a broad variety of product groups and multiple licenses in the U.S. and internationally. Brand recognition for both of these brands is very high, has been generally stable for an extended period of time, and the Company expects this consumer recognition and acceptance to remain stable or grow in the future based on anticipated broader distribution and product line expansion. The impact of this change in estimate for the current year was a reduction in amortization expense relating to the Candie’s and Bongo trademarks totaling $595 or $0.02 per fully diluted earnings per share. As of December 31, 2005 the net book value of the Candie’s and Bongo trademarks totaled $14.2 million.

Under SFAS No. 142, beginning on February 1, 2002, amortization of goodwill ceased and the Company annually tests goodwill for impairment.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

The changes in the carrying amount of goodwill for the year ended December 31, 2005, by segment and in total, are as follows:

	12 months Ended 12/31/2005	11 months Ended 12/31/2004	12 months Ended 1/31/2004
Beginning balance	$25,241	$25,241	$25,241
Acquisition of Joe Boxer (Note 4)	1,932	—	—
Acquisition of Rampage (Note 5)	5,662	—	—

Ending balance	$32,835	$25,241	$25,241

Goodwill was initially tested in the first quarter of fiscal 2003 for impairment upon adoption of SFAS No. 142. There have been no impairments to the carrying amount of goodwill in any period. In the current year, because of the change in the business model, the Company operates as a single integrated business, and as such has one operating segment which is also used as the reporting unit for purposes of evaluating goodwill impairment. The fair value of the reporting unit is determined using discounted cash flow analysis and estimates of sales proceeds. The annual evaluation of goodwill is performed on October 1, the beginning of the Company’s fourth fiscal quarter.

Revenue recognition

The Company has entered into various trade name license agreements that provide revenues based on minimum royalties and additional revenues based on a percentage of defined sales. Minimum royalty revenue is recognized on a straight-line basis over each period, as defined, in each license agreement. Royalties exceeding the defined minimum amounts are recognized as income during the period corresponding to the licensee’s sales.

Beginning January 2005, the Company changed its business practices with respect to Bright Star Footwear, Inc (“Bright Star”), a subsidiary of the Company, which resulted in a change in revenue recognition for the current year. Bright Star now acts as an agent, therefore only net commission revenue is recognized commencing January 1, 2005.

Revenue is recognized upon shipment with related risk and title passing to the customers. Allowances for chargebacks, returns, and other charges are recorded at the sales date based on customer specific projections as well as historical rates of such allowances.

Significant contracts

In December 2004, the Company entered into a license agreement with Kohl’s, which was subsequently amended in February 2005 (the “Kohl’s License”). Pursuant to the Kohl’s license, the Company granted Kohl’s the exclusive right to design, manufacture, sell and distribute a broad range of products under the Candie’s trademark, including women’s, juniors’ and children’s apparel, accessories (except prescription eyewear), beauty and personal care products, home accessories and electronics. Kohl’s was also granted the non-exclusive right to sell footwear and handbags bearing the Candie’s brand through December 31, 2006, which rights become exclusive to Kohl’s on January 1, 2007. The initial term of the Kohl’s license expires on January 29, 2011, subject to Kohl’s option to renew it for up to three additional terms of five years, each contingent on Kohl’s meeting specified performance and minimum sale standards. The agreement also contains certain minimum

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

royalties that Kohl’s is obligated to pay the Company. Kohl’s is also obligated to pay the Company an advertising royalty equal to of 1% of net sales under the Kohl’s license each contract year.

In connection with the Kohl’s license, the company amended the license agreement with Steve Madden LLC (the “Candie’s/Madden footwear license”), which had an original termination date of December 31, 2009, and its existing handbag license agreement with LaRue Distributors, Inc. (“LaRue”), which had an original termination date of December 31, 2007, to accelerate their termination dates to December 31, 2006 in order to provide Kohl’s with the exclusive rights to footwear and handbags commencing as of January 1, 2007. In connection with these amendments, the Company has agreed to make certain payments to Steve Madden and LaRue in the event that Kohl’s fails to use Steve Madden as a supplier of its Candie’s shoes and purchases less than designated amounts of Candie’s footwear goods from Steve Madden through January 2011 or fails to use LaRue as a supplier of its Candie’s handbags and purchases less than designated amounts of Candie’s handbag goods from LaRue through December 2010. Kohl’s continues to use Steve Madden and LaRue as their partners and therefore there are no liabilities under this provision as of December 31, 2005. The only product category with respect to which Kohl’s will not have exclusive rights to the Candie’s brand as of January 1, 2007, is prescription eyewear, which has been licensed to Viva International Group, Inc since 1998.

As part of the Joe Boxer brand acquisition, the Company acquired its license agreement with respect to Kmart (the “Kmart license”). Pursuant to this license, which commenced in August 2001, Kmart (now Sears Holding Corp.) was granted the exclusive right to manufacture, market and sell through Kmart stores located in the United States, its territories and Puerto Rico a broad range of products under the Joe Boxer trademark, including men’s, women’s and children’s underwear, apparel, apparel-related accessories, footwear and home products. The initial term of the Kmart license expires on December 31, 2007. The Kmart license provides for guaranteed minimum royalty payments of $19 million each year for the calendar years 2006 and 2007.

Taxes on income

The Company uses the asset and liability approach of accounting for income taxes and provides deferred income taxes for temporary differences that will result in taxable or deductible amounts in future years based on the reporting of certain costs in different periods for financial statement and income tax purposes. Valuation allowances are recorded when uncertainty regarding their realizability exists.

Stock-based compensation

Pursuant to a provision in SFAS No. 123(R), “Accounting for stock-based compensation”, the Company has elected to continue using the intrinsic-value method of accounting for stock options granted to employees in accordance with accounting principles board opinion 25, “Accounting for stock issued to employees.” Accordingly, the compensation cost for stock options has been measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount the employee must pay to acquire the stock. Under this approach, the Company only recognizes compensation expense for stock-based awards to employees for options granted at below-market prices, with the expense recognized over the vesting period of the options.

In December 2005, the Company’s board of directors approved the accelerated vesting of all employee stock options previously granted under the Company’s various non-qualified stock option plans, which would have been unvested as of December 31, 2005. As a result, all options granted as of December 31, 2005, except those based on performance became exercisable immediately. The number of shares, exercise prices and other

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

terms of the options subject to the acceleration remain unchanged. The acceleration of such option vesting resulted in an additional $446 of compensation expense being reflected in pro-forma net income for the current year shown in the table below, an amount that would have otherwise been recorded as compensation expense in the years ending December 31, 2006 and 2007 had no impact on compensation recognition in 2005 as the options would have been unexpired. The purpose of accelerating the vesting of these options was to enable to Company to avoid recognizing stock based compensation expense associated with these options in future periods after the Company adopted SAFS No 123 (R).

The stock-based employee compensation cost that would have been included in the determination of net income if the fair value based method had been applied to all awards, as well as the resulting pro forma net income and earnings per share using the fair value approach, are presented in the following table. The pro forma adjustments for compensation cost have not been offset by a related income tax benefit, consistent with the manner in which the Company currently records its provision for income taxes. These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. As of December 31, 2005, all employee options are vested so no compensation cost will be recognized for all existing options outstanding, except for performance based options granted to William Sweedler in connection to Joe Boxer acquisition. See Note 4. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the weighted-average assumptions presented in Note 9 of Notes to consolidated financial statements.

	Year ended December 31, 2005	11 Months ended December 31, 2004	Year ended January 31, 2004
Net income (loss)—as reported	$15,943	$241	$(11,340)
Add: Stock-based employee compensation included in reported net income	—	—	—
Deduct: Stock-based employee compensation determined under the fair value based method	(9,601)	(1,458)	(1,480)

Pro forma net income (loss)	$6,342	$(1,217)	$(12,820)

Basic earnings (loss) per share:
As reported	$0.51	$(0.01)	$(0.45)

Pro forma	$0.20	$(0.05)	$(0.50)

Diluted earnings (loss) per share:
As reported	$0.46	$(0.01)	$(0.45)

Pro forma	$0.18	$(0.05)	$(0.50)

Fair value of financial instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, available-for-sale securities, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates. In instances where long-term debt carries fixed interest rates, the obligation is recorded at the present value of the future payments, which approximates fair value.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

Earnings (loss) per share

Basic earnings (loss) per share includes no dilution and is computed by dividing net income available (loss attributable) to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options. The difference between reported basic and diluted weighted-average common shares results from the assumption that all dilutive stock options outstanding were exercised and all convertible bonds have been converted into common stock. Diluted loss per share reflects, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options.

Advertising campaign costs

The Company records national advertising campaign costs as an expense concurrent with the first showing of the related advertising and other advertising costs when incurred. Advertising expenses for current year, the 11-month prior year, and fiscal 2004 amounted to $2,937, $1,782, and $1,984, respectively.

New accounting standards

In May 2005, the FASB issued SFAS No. 154, “Accounting changes and error corrections, a replacement of Accounting Principles Board (“APB”) Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20, “Accounting changes,” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 became effective for our Company on January 1, 2006. The Company believes that the adoption of SFAS No. 154 will not have a material impact on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of monetary assets,” which addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier application permitted. The adoption of SFAS No. 153 will have no impact on the Company’s results of operations or its future financial position or results of operations.

In December 2004, the FASB issued FAS No. 123(R), “Share-based payment,” an amendment of FASB Statements 123 and 95. FAS No, 123(R) replaced FAS No. 123, “Accounting for stock-based compensation,” and supersedes APB Opinion No. 25, “Accounting for stock issued to employees.” This statement required companies to recognize the fair value of stock options and other stock-based compensation to employees beginning with fiscal periods beginning after June 15, 2005. In April 2005, the Securities and Exchange Commission approved a new rule for public companies which delays the adoption of this standard for an additional nine months. This means that the Company is required to implement FAS No, 123(R) in the quarter beginning January 1, 2006. The Company currently measures stock-based compensation in accordance with APB Opinion No. 25, as discussed above. The impact on the Company’s financial condition and results of operations of adopting FAS No. 123(R) will depend on the number and terms of stock options granted in future years under the modified prospective method, the amount of which can not currently be estimated by management.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

Presentation of prior year data

Certain reclassifications have been made to conform prior year data with the current presentation.

2. Unzipped Apparel, LLC (“Unzipped”)

Equity investment

On October 7, 1998, the Company formed Unzipped with joint venture partner Sweet Sportswear, LLC (“Sweet”), the purpose of which was to market and distribute apparel under the BONGO label. The Company and Sweet each had a 50% interest in Unzipped. Pursuant to the terms of the joint venture, the Company licensed the BONGO trademark to Unzipped for use in the design, manufacture and sale of certain designated apparel products.

Acquisition

On April 23, 2002, the Company acquired the remaining 50% interest in Unzipped from Sweet for a purchase price of three million shares of the Company’s common stock and $11 million in debt evidenced by the 8% Senior Subordinated Note due in 2012 (“Sweet Note”). In connection with the acquisition of Unzipped, the Company filed a registration statement with the SEC for the three million shares of the Company’s common stock issued to Sweet, which was declared effective by the SEC on July 29, 2003.

Revolving credit agreement

On February 25, 2003, Unzipped entered into a two-year $25 million credit facility (“the Unzipped credit facility”) with GE Capital Commercial Services, Inc. Borrowings were limited by advance rates against eligible accounts receivable and inventory balances, as defined. Under the Unzipped credit facility, Unzipped could also arrange for letters of credit in an amount up to $5 million. The borrowings bore interest at a rate of 2.25% per annum in excess of the 30 day commercial paper rate or 3%, whichever is greater. Borrowings under the Unzipped credit facility were secured by substantially all of the assets of Unzipped. In addition, Unzipped had agreed to subordinate its accounts payable to Azteca Production International, Inc (“Azteca”), and Apparel Distribution Services, LLC (“ADS”), all of which were related to Sweet, to GECCS. Unzipped was required to meet a minimum tangible net worth covenant, as defined. At October 31, 2004, the loan had been repaid in full and the borrowing arrangement with GECCS was terminated.

Related party transactions

Prior to August 5, 2004, Unzipped was managed by Sweet pursuant to a management agreement (the “Management Agreement”). Unzipped also had a supply agreement with Azteca and a distribution agreement with ADS). All of these entities are owned or controlled by Hubert Guez.

Pursuant to the Management Agreement, Sweet was obligated to manage the operations of Unzipped in return for, commencing in Fiscal 2004, a management fee based upon certain specified percentages of net income that Unzipped would achieved during the three-year term. In addition, Sweet guaranteed that the net income, as defined, of Unzipped commencing in Fiscal 2004 would be no less than $1.7 million for each year during the term (the “Guarantee”). In the event that the Guarantee is not met, under the Management Agreement, Sweet is

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

obligated to pay to the Company the difference between the actual net income of Unzipped, as defined, and the Guarantee (the “Shortfall payment”). The Shortfall payment can be offset against the Sweet note in the original amount of $11 million at the option of either Sweet or the Company.

For the current year, Unzipped had a net loss (as defined, for the purpose of determining if the Guarantee had been met) of $296, as compared to a net loss (as defined, for the purpose of determining if the Guarantee had been met) of $6.4 million in the 11-month prior year and a net income (as defined, for the purpose of determining if the Guarantee had been met) of $74 in Fiscal 2004. Consequently for the current year there was a Shortfall payment of $438, as compared to an adjusted Shortfall payment of $7.6 million, net of $685 reserve, in the 11-month prior year, and $1.6 million in Fiscal 2004. The adjusted Shortfall payments have been recorded in the consolidated income statements as a reduction of Unzipped’s selling, general and administrative expenses and on the balance sheet as a reduction of the Sweet note based upon the right to offset in the Management Agreement. After adjusting for the Shortfall payment, Unzipped reported a net loss of $38 for the current year, compared to net income of $461 in the 11-month prior year and net income of $1.4 million in Fiscal 2004. Due to the immaterial nature of the related amounts, the net loss of $38 from Unzipped has been included in the selling, general and administrative expense in the Company’s consolidated statements of operations for the current year.

Prior to August 5, 2004, there was a distribution agreement between Unzipped and ADS pursuant to which Unzipped paid ADS a per unit fee for warehousing and distribution functions and per unit fee for processing and invoicing orders. The agreement also provided for reimbursement for certain operating costs incurred by ADS and charges for special handling fees at hourly rates approved by management. Prior to August 5, 2004, there was also a supply agreement in effect between Unzipped and Azteca pursuant to which Unzipped paid Azteca cost plus 6% for goods, and was entitled to up to 30 days in which to pay Azteca.

Prior to August 5, 2004, Azteca allocated expenses to Unzipped for Unzipped’s use of a portion of Azteca’s office space, design and production team and support personnel. Unzipped also occupied office space in a building rented by ADS and Commerce Clothing Company, LLC, a related party to Azteca.

On August 5, 2004, Unzipped terminated the Management Agreement with Sweet, the supply agreement with Azteca and the distribution agreement with ADS and commenced a lawsuit against Sweet, Azteca, ADS and Hubert Guez. See Note 11.

The related party transactions, most of which are being disputed in the litigation as further described in Note 8, are summarized as follows:

	Year ended 12/31/2005	11-month ended 12/31/2004	Year ended 1/31/2004
Products purchased from Azteca	$—	$22,886	$50,907
Allocated office space, design and production team and support personnel expense from Azteca	—	118	452
Management fee	—	—	—
Shortfall payment per Management Agreement	438	7,566	1,626
Interest expense paid on Azteca subordinated debt	—	—	—
Expenses of distribution services per distribution agreement with ADS	—	2,405	3,262

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

At December 31, 2005, the Company included in accounts payable and accrued expenses due to Azteca and ADS $847 and $2.3 million, respectively. These amounts, however, are in dispute in the litigation. See Note 11.

In a separate transaction concerning Unzipped, Bongo Apparel, Inc (“BAI”), licensee under the Jeanswear License, and managed the transition of the operations of Unzipped to a licensing business beginning on August 5, 2004. In connection with Jeanswear License and this transition, the designees of TKO Apparel (an affiliate of BAI) purchased one million shares of the common stock of the Company at a price of $2.20 per share. In a separate transaction, TKO agreed to lend Unzipped up to $2.5 million. As of December 31, 2004, the loan balance was $2.5 million, which the Company repaid in 2005.

3. Badgley Mischka Licensing LLC

On October 29, 2004 (the “Closing Date”), the Company acquired the principal assets (the “Purchased Assets”) of B.E.M. Enterprise, Ltd. (“BEM”), the holding company for the Badgley Mischka designer business from parent company Escada U.S.A. The purchased assets include the Badgley Mischka® trademark, two existing licenses and the rights to operate the existing Badgley Mischka retail store located on Rodeo Drive in Beverly Hills, California. The purchase price for the transaction was $950, (excluding $372 of fees and expenses related to the acquisition) which was paid by the Company’s issuance of 214,981 shares of the Company’s common stock. The purchase price of the Purchased Assets was subject to an upward adjustment in the event that the closing sale price of the Company’s common stock on the date which was 180 days after the closing date was less than the closing sale price on the closing date. No such adjustment to the purchase price was necessary as the closing sales price at April 27, 2005 was $4.95, greater than the closing price of $4.44 on the closing date. The Company filed a registration statement with the SEC for the resale of the 214,981 shares of the Company’s common stock issued to BEM, which was declared effective by the SEC on December 1, 2004.

Included in cash on the Company’s condensed consolidated financial statements is a term deposit in the principal amount of $100 which has been pledged as collateral to the landlord of the Badgley Mischka retail store until December 31, 2005, in connection with the leased premises. The term deposit was redeemed in full in January 2006.

The Company was advised in acquisition of the Purchased Assets by UCC Funding Corporation (“UCC”), of which Robert D’Loren, a then director of the Company, is President. In connection with the services provided in the acquisition, Mr. D’Loren, the sole shareholder of UCC, received 50,000 stock options, which were valued at $133 and included in the cost of the acquisition. In addition, UCC receives a fee of 5% of the gross revenues that the Company derives from the BADGLEY MISCHKA trademark and all derivative trademarks, which right was assigned to Content Holding, which is owned by Mr. D’Loren. In addition, should the Company sell all or substantially all of the acquired assets, UCC will receive a cash payment calculated under a formula based on the sales price

4. Acquisition of Joe Boxer

On July 22, 2005, the Company acquired the Joe Boxer® brand from Joe Boxer Company, LLC and its affiliates. Joe Boxer is a leading lifestyle brand of apparel, apparel accessories and home goods for men, women, teens and children. The Joe Boxer brand is currently licensed exclusively to Kmart in the United States and internationally to manufacturers in Canada and Mexico.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

The aggregate purchase price paid was $88.9 million as detailed in the table below. Based on the Company’s assessment of the fair value of the assets acquired, approximately $79.8 million has been assigned to the Joe Boxer trademark. Under the purchase method of accounting, tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their estimated fair values. The estimated fair values and useful lives of intangible assets acquired have been supported by third party valuation based on a discounted cash flow analysis. The Joe Boxer trademark has been determined to have an indefinite useful life and accordingly, consistent with FAS 142, no amortization will be recorded in the Company’s consolidated statements of operations. Instead, the related intangible asset will be tested for impairment at least annually, using discounted cash flow analysis and estimates of future sales proceeds with any related impairment charge recorded to the statement of operations at the time of determining such impairment.

Total purchase price was comprised as follows:

Cash paid for acquisition	$40,755
Fair value of 4,350,000 restricted shares of common stock at $8.33 per share	36,236
Assumption of K-mart loan, including $3,509 due within 12 months	10,798
Accrued interest, K-mart loan	309
Value of warrants issued as a cost of the acquisition	788

Total cost of acquisition	$88,886

The purchase price was allocated to the estimated fair value of the assets acquired as follows:

Accounts receivable	$3,121
Deferred tax asset	2,700
Licensing contracts	1,333
Joe Boxer trademark	79,800
Goodwill	1,932

Total allocated purchase price	$88,886

The $1.3 million of licensing contracts is being amortized on a straight-line basis over the remaining contractual period of approximately 29 months. The goodwill of $1.9 million is not being amortized but instead is subject to a test for impairment on at least an annual basis. Any adjustments resulting from the finalization of the purchase price allocations will affect the amounts assigned to goodwill.

As part of this acquisition, the Company entered into an employment agreement with William Sweedler as executive vice president of the Company and president of the Joe Boxer division. As part of his compensation, on July 22, 2005, he was granted 1,425,000 stock options of which 225,000 vested immediately, and 1,200,000 will vest contingent upon achievement by the Joe Boxer division of certain revenues levels.

The Company obtained $40 million in cash to pay a portion of the purchase price for the Joe Boxer assets through the debt issuance by IP Holdings, LLC (“IPH”), a subsidiary of the Company, of a $63 million asset-backed note. Approximately $17.5 million of the proceeds of the note was used to refinance previously existing notes with the same lender, $40.0 million was paid to the sellers, approximately $1.0 million was used to pay costs associated with the debt issuance, $310 was deposited in a reserve account as required by the lender,

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

and approximately $4.0 million was available to the Company for working capital purposes. Costs associated with the debt issuance of approximately $1.0 million have been deferred and are being amortized over the 7-year life of the refinanced debt.

UCC acted as a financial advisor to IPH in connection with the Joe Boxer and the Rampage brand acquisitions. On June 7, 2005, the Company entered into an agreement with UCC to issue UCC a ten-year warrant (“Warrant”) to purchase an aggregate of 1,000,000 shares of the Company’s common stock (“Warrant Shares”) at a price of $5.98 per share, subject to anti-dilution adjustments under certain conditions. Pursuant to the agreement, UCC will act, for a 36-month term, as the Company’s exclusive advisor in connection with providing various advisory services relating to the Company’s acquisitions. One third of the warrant shares vest upon consummation of each acquisition, for a total of three acquisitions. On July 22, 2005, 333,334 of the warrants shares vested, with a fair value of $788, upon consummation of the acquisition of Joe Boxer.

On September 19, 2005, the Company filed with the SEC a registration statement covering the resale of certain of the shares of common stock issued in connection with the acquisition of Joe Boxer and the resale of the Warrant Shares. The registration statement was declared effective by the SEC on October 12, 2005.

The following unaudited pro-forma information presents a summary of the Company’s consolidated results of operations as if the Joe Boxer acquisition and Rampage acquisition (See Note 5) and their related financing had occurred on January 1, 2004. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on January 1, 2004, or which may result in the future.

	Year ended 12/31/2005	11 months ended 12/31/2004
	(000’s omitted, except per share)
Total net revenues	$47,879	$98,345
Operating income	$30,596	$28,229
Net Income	$26,799	$16,700

Basic earnings per common share	$0.77	$0.50
Diluted earnings per common share	$0.65	$0.47

5. Acquisition of Rampage

On September 16, 2005, the Company acquired the Rampage brand from Rampage Licensing, LLC, a California limited liability company.

The purchase price for the acquisition was $47.3 million as detailed in the table below. Based on the Company’s preliminary assessment of the fair value of the assets acquired, approximately $41.1 million has been assigned to the Rampage trademark. Under the purchase method of accounting, tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their estimated fair values. The estimated fair values and useful lives of the intangible assets acquired have been supported by third party valuation. The Rampage trademark has been determined to have an indefinite useful life, and accordingly, consistent with FAS 142, no amortization will be recorded in the Company’s consolidated statements of operations. Instead, the related intangible asset will be tested for impairment at least annually, with any related impairment charge recorded to the statement of operations at the time of determining such impairment.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

Total purchase price was determined as follows:

Cash paid for acquisition	$26,159
Fair value of 2,171,336 restricted shares of common stock at $9.28 per share	20,150
Value of warrants issued as a cost of the acquisition	1,653
Other estimated costs of acquisition	150

Total cost of acquisition	$48,112

The purchase price was allocated to the estimated fair value of the assets acquired as follows:

Rampage licensing contract	$550
Rampage domain name	230
Rampage non-compete agreement	600
Rampage trademark	41,070
Goodwill	5,662

Total allocated purchase price	$48,112

The licensing contracts are to be amortized on a straight-line basis over the remaining contractual period of approximately 3 years, the Rampage domain name is to be amortized on a straight-line basis over 5 years, and the value of the non-compete agreement is to be amortized on a straight-line basis over 2 years. The goodwill of approximately $5.7 million is subject to a test for impairment on an annual basis. A net adjustment of $669 resulted from the finalization of the purchase price allocations was made to increase the amounts assigned to goodwill.

The Company obtained $25.75 million in cash to pay a portion of the purchase price of the Rampage assets through the debt issuance by IPH of a $103 million asset-backed note. Approximately $63 million of the proceeds of the note was used to refinance the note described in Note 4, $25.75 million was paid to the sellers, approximately $774 was used to pay costs associated with the debt issuance, $1.4 million was deposited in a reserve account as required by the lender, and $12 million was deposited in an escrow account for the benefit of the holders of the note, to be used by IPH only for the purchase of additional intellectual property assets from the Company. The purchase did not occur prior to November 15, 2005 so the $12 million was redeemed in November 2005 with no penalty. Costs associated with the debt issuance have been deferred and are being amortized over the 7-year life of the notes.

In accordance with the agreement with UCC (See Note 4), an additional 333,333 of the warrants shares vested on September 16, 2005 with a fair value of $1.7 million upon consummation of the Rampage acquisition, for which UCC acted as a financial advisor to IPH.

On October 17, 2005, the Company filed with the SEC a registration statement covering the resale of the shares of common stock issued in connection with the acquisition of Rampage. The registration statement was declared effective by the SEC on October 27, 2005.

For unaudited pro-forma information presenting a summary of the Company’s consolidated results of operations as if the acquisition and related financing had occurred on January 1, 2004, see Note 4.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

6. Other intangibles, net

Other intangibles, net consist of the following:

	Estimated Lives in years		December 31, 2005		December 31, 2004
			Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Trademarks	10–indefinite	(1)	$146,626	$9,694	$25,437	$8,903
Non-compete:
Candies	15		2,275	2,275	2,275	2,255
Rampage	2		600	81	—	—
Licensing contract:
Joe Boxer	2.5		1,333	218	—	—
Rampage	3		550	51	—	—
Rampage domain name	5		230	14	—	—
Other intangibles	3	(2)	900	900	900	863

			$152,514	$13,233	$28,612	$12,021

Amortization expense for intangible assets was $1.2 million, $1.5 million, and $1.8 million for the current year, the 11-month prior year, and Fiscal 2004, respectively. The trademarks of Joe Boxer and Rampage have been determined to have an indefinite useful life and accordingly, consistent with FAS 142, no amortization will be recorded in the Company’s consolidated statements of operations. Instead, the related intangible asset will be tested for impairment at least annually, with any related impairment charge recorded to the statement of operations at the time of determining such impairment. Effective July 1, 2005, the Company had a change in estimate of the useful lives of the Candie’s and Bongo trademarks to indefinite life. When acquired in 1981, the Candie’s trademark was estimated to have a useful life of 20 years. Bongo, acquired in 1998, was also estimated at that time to have a useful life of 20 years. Amortization expense for intangible assets subject to amortization for each of the years in the five-year period ending December 31, 2010 are estimated to be $1.3 million, $1.2 million, $428, $247, and $236, respectively.

(1) The amortization for Candies and Bongo trademarks are as of June 30, 2005. Effective July 1, 2005, the Company changed their useful lives to indefinite.

(2) During the 4th quarter of Fiscal 2004, the Company changed its estimate of the life of this item from 4 years to 3 years. As a result, the quarterly amortization is $113 beginning in the 4th quarter of Fiscal 2004. See Note 14.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

7. Special charges

Special charges consist of the following:

	12 Months ended December 31, 2005	11 Months Ended December 31, 2004	12 Months ended January 31, 2004
Impairment loss and lease obligations on retail store closings(A)	$—	$—	$1,241
Professional fees for the SEC investigation and various litigation and litigation settlement. See Note 8.(B)	—	—	583
Termination, severance pay of certain employees and buyout of employment contracts(C)	—	—	743
Write-off of fixed assets and abandoned leasehold improvements(D)	—	—	1,567
Penalty payment to Sweet.(E)	—	—	83
Accrued lease expense for the closed office space through the end of the lease.(F)	—	—	247
Settlement of minimum commissions under factoring contract(G)	—	—	165
Professional fees related to Unzipped’s litigation(H)	1,466	533	—
Caruso shareholder lawsuit settlement(I)	—	(238)	—

	$1,466	$295	$4,629

(A)	In connection with the closing of retail stores. The 2004 charge includes the settlements of lease obligations of $1.2 million. The 2003 charge includes the write-off of leasehold improvements of $623 and an estimated cost of lease obligations of $300.
(B)	In connection with a class action lawsuit and other litigation more fully described in Note 8 the Company incurred professional fees and other related costs.
(C)	In connection with severance pay for approximately 170 and 10 terminated employees in Fiscal 2004 and Fiscal 2003, respectively. The Company accrued $178 of severance at January 31, 2004.
(D)	In connection with the write-off of computer equipment & software, leasehold improvements, furniture & fixtures, trade show booths and displays due to the transition of the wholesales footwear business in Fiscal 2004 to a licensing operation.
(E)	In connection with a late registration filing with SEC related to the acquisition of Unzipped. See Note 2.
(F)	In connection with an office space closing.
(G)	In connection with a termination of “the Credit Facility”. See Note 8.
(H)	See Note 11.
(I)	See Note 11.

8. Debt arrangements

Asset-backed notes

In August 2002, IPH issued in a private placement $20 million of asset-backed notes secured by intellectual property assets (trade names, trademarks, license agreements and payments and proceeds with respect thereto) of IPH. The notes had a 7-year term with a fixed interest rate of 7.93% with quarterly principal and interest payments of approximately $859. After funding a liquidity reserve account in the amount of $2.9 million, the net proceeds of the notes ($16.2 million) were used by the Company to reduce amounts due by the Company

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

under its then-existing revolving credit facilities. In April 2004, IPH issued an additional $3.6 million in subordinated asset-backed notes secured by its intellectual property assets. The additional borrowing had a maturity date of August 2009, with a floating interest rate of LIBOR + 4.45% and quarterly principal and interest payments and $500 of interest prepaid at closing. The net proceeds of $2.9 million were used by the Company for general working capital purposes. As of July 22, 2005, the total principal on these notes was approximately $17.5 million, which were refinanced in connection with the Joe Boxer and Rampage acquisition described below.

In the fiscal quarter ended September 30, 2005, the Company acquired the Joe Boxer brand from Joe Boxer Company, LLC and its affiliates, and the Rampage brand from Rampage Licensing, LLC. See Notes 4 and 5. The financing for the acquisitions was accomplished through two private placements by IPH of asset-backed notes for a combined total of $103 million secured by the intellectual property assets (including the Joe Boxer assets and the Rampage assets) owned by IPH. The proceeds of the notes were used as follows: approximately $17.5 million was used to refinance previously issued notes, $40.0 million was paid to the sellers of Joe Boxer, approximately $25.8 million was paid to the sellers of Rampage, $1.7 million was placed in a reserve account as required by the lender, approximately $1.8 million was used to pay costs associated with the debt issuance, approximately $200 was paid to legal professionals associated with the acquisitions, approximately $4.0 million was available to the Company for working capital purposes, and $12 million was deposited in an escrow account for the benefit of the holder of the note, to be used by IPH solely for the purchase of certain intellectual property assets. IPH redeemed $12 million of the note without penalty as such purchase did not occur prior to November 15, 2005. Costs associated with the debt issuances of approximately $1.8 million have been deferred and are being amortized using the interest method over the 7 year life of the notes.

Cash on hand in the bank account of IPH is restricted at any point in time up to the amount of the next debt payment required under the asset backed notes. Accordingly, $4.1 million and $530 as of December 31, 2005 and 2004, respectively, have been disclosed as restricted cash within the Company’s current assets. Further, a reserve account as required by the lender, the proceeds of which will be applied to the last debt payment. Accordingly, $5.0 million and $2.9 million as of December 31, 2005 and 2004, respectively, have been disclosed as restricted cash within the Company’s other assets.

Interest rates and terms on the notes are as follows: the $63 million principal amount of the note bears interest at a fixed interest rate of 8.45% with a 7 year term, the $28 million principal amount of the note bears interest at a fixed rate of 8.10% with a 7 year term, and the $12 million principal amount of the note bore interest at a floating interest rate of LIBOR + 0.7%. IPH redeemed $12 million of the note in November, 2005 without penalty. Neither the Company nor any of its subsidiaries (other than IPH) is obligated to make any payment with respect to IPH’s asset-backed notes, and the assets of the Company and its subsidiaries (other than IPH) are not available to IPH’s creditors. The assets of IPH are not available to the creditors of the Company or its subsidiaries (other than IPH).

The Kmart note

In connection with the acquisition of Joe Boxer in July, 2005, the Company assumed a promissory note, dated August 13, 2001 in the amount of $10.8 million that originated with the execution of the Kmart license by the former owners of Joe Boxer. The note provides for interest at 5.12% and is payable in three (3) equal annual installments, on a self-liquidating basis, on the last day of each year commencing on December 31, 2005 and continuing through December 31, 2007. Payments due under the note may be off-set against any royalties owed under the Kmart license. As of December 31, 2005, the outstanding balance of the note was $7.4 million. The note may be pre-paid without penalty.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

Revolving credit facilities

On January 23, 2002, the Company entered into a three-year $20 million credit facility (“the Credit Facility”) with CIT Commercial Services. Borrowings under the credit facility were formula based and originally included a $5 million over advance provision with interest at 1.00% above the prime rate. In June 2002, the Company agreed to amend the credit facility to increase the over advance provision to $7 million and include certain retail inventory in the availability formula. Borrowings under the amended credit facility bore interest at 1.5% above the prime rate. This credit facility was terminated by an agreement dated January 15, 2004.

On February 25, 2003 Unzipped entered into a two-year $25 million credit facility with GE Capital Commercial Services, Inc. Borrowings were limited by advance rates against eligible accounts receivable and inventory balances, as defined. Under the facility, Unzipped could also arrange for letters of credit in an amount up to $5 million. The borrowings bore interest at a rate of 2.25% per annum in excess of the 30 day commercial paper rate or 3%, whichever is greater. The Unzipped credit facility was terminated on October 31, 2004.

Debt maturities

The Companies debt maturities are the following:

	Total	2006	2007	2008	2009	2010	thereafter
Due to Sweet (Note 2)	$2,936	$—	$—	$—	$—	$—	$2,936
Kmart Note	7,377	3,596	3,781	—	—	—	—
Asset backed notes	88,806	10,109	10,137	11,272	11,958	12,987	32,343

Total Debt	$99,119	$13,705	$13,918	$11,272	$11,958	$12,987	$35,279

9. Stockholders’ equity

Stock options

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year ended December 31, 2005	11 Months ended December 31, 2004	Year ended January 31, 2004
Expected volatility	.30-.55	.69-.77	.72-.77
Expected dividend yield	0%	0%	0%
Expected life (term)	3-5 years	3-5 years	3-7 years
Risk-free interest rate	3.00-4.24%	3.24-4.06%	1.40-3.55%

The weighted-average fair value of options granted (at their grant date) during the current year, the 11-month prior year, and fiscal 2004 was $2.63, $1.65, and $0.97 per share, respectively.

In 1989, the Company’s board of directors adopted, and its stockholders approved, the Company’s 1989 Stock option plan (the “1989 plan”). The 1989 plan, as amended in 1990, provides for the granting of incentive stock options (“ISO’s”) and limited stock appreciation rights (“Limited Rights”), covering up to 222,222 shares of common stock. The 1989 plan terminated on August 1, 1999.

Under the 1989 plan, ISO’s were to be granted at not less than the market price of the Company’s Common Stock on the date of the grant. Stock options not covered by the ISO provisions of the 1989 plan (“Non-Qualifying Stock Options” or “NQSO’s”) were granted at prices determined by the Board of Directors. There were no options outstanding under the 1989 plan as of December 31, 2005. 5,000 options were outstanding as of December 31, and January 31, 2004 under the 1989 plan.

In 1997, the Company’s stockholders approved the Company’s 1997 stock option plan (the “1997 plan”). The 1997 plan authorizes the granting of common stock options to purchase up to 3,500,000 shares of Company common stock. All employees, directors, independent agents, consultants and attorneys of the Company, including those of the Company’s subsidiaries, are eligible to be granted NQSO’s under the 1997 plan. ISO’s may be granted only to employees of the Company or any subsidiary of the Company. The 1997 plan terminates in 2007.

In 2000, the Company’s shareholders approved the Company’s 2000 stock option plan (the “2000 plan”). The 2000 plan authorizes the granting of common stock options to purchase up to 2,000,000 shares of Company common stock. All employees, directors, independent agents, consultants and attorneys of the Company, including those of the Company’s subsidiaries, are eligible to be granted NQSO’s under the 2000 plan. The 2000 plan terminates in 2010.

In 2001, the Company adopted the 2001 stock option plan (the “2001 plan”). The 2001 plan authorizes the granting of common stock options to purchase up to 2,000,000 shares of Company common stock. All employees, directors, independent agents, consultants and attorneys of the Company, including those of the Company’s subsidiaries, are eligible to be granted NQSO’s under the 2001 plan. The 2001 plan terminates in 2011.

In 2002, the Company’s shareholders approved the Company’s 2002 stock option plan (the “2002 plan”). The 2002 plan authorizes the granting of common stock options to purchase up to 2,000,000 shares of Company common stock. All employees, directors, independent agents, consultants and attorneys of the Company, including those of the Company’s subsidiaries, are eligible to be granted ISO’s and NQSO’s under the 2002 plan. The 2002 plan terminates in 2012.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

The options that were granted under the Plans expire between five and ten years from the date of grant.

A summary of the Company’s stock option activity, and related information for the current year, the 11-month prior year, and fiscal 2004 follows:

	Weighted-Average
	Shares	Exercise Price
Outstanding January 31, 2003	6,439,525	2.34
Granted	920,000	1.63
Canceled	(768,100)	2.96
Exercised	(851,619)	1.20
Expired	(93,300)	4.09

Outstanding January 31, 2004	5,646,506	$2.29
Granted	1,455,000	2.72
Canceled	(512,700)	2.54
Exercised	(1,108,680)	1.61
Expired	(12,500)	1.94

Outstanding December 31, 2004	5,467,626	$2.52
Granted	4,972,168	7.43
Canceled	(142,500)	2.63
Exercised	(708,877)	2.14
Expired	(15,125)	0.74

Outstanding December 31, 2005	9,573,292	$5.09

At December 31, 2005, December 31, 2004, and January 31, 2004, exercisable stock options totaled 8,373,292, 4,420,125, and 4,843,755, and had weighted average exercise prices of $4.55, $2.45, and $2.26 per share, respectively.

Options outstanding and exercisable at December 31, 2005 were as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.24-1.14	426,625	4.50	$1.07	426,625	$1.07
$1.15-1.50	395,500	5.01	$1.25	395,500	$1.25
$1.51-2.50	1,036,500	7.07	$1.99	1,036,500	$1.99
$2.51-3.50	2,491,750	4.80	$3.12	2,491,750	$3.12
$3.51-5.00	1,421,000	8.91	$4.62	1,421,000	$4.62
$5.01-10.19	3,801,917	9.48	$8.24	2,601,917	$9.44

	9,573,292	7.51	$5.09	8,373,292	$4.55

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

At December 31, 2005, 1,931,500, 1,392,750, and 832,500 common shares were reserved for issuance on exercise of stock options under the 2002, 2001, and 2000 Stock Option Plan, respectively.

Stockholder rights plan

In January 2000, the Company’s board of directors adopted a stockholder rights plan. Under the plan, each stockholder of common stock received a dividend of one right for each share of the Company’s outstanding common stock, entitling the holder to purchase one thousandth of a share of Series A Junior Participating Preferred Stock, par value, $0.01 per share of the Company, at an initial exercise price of $6.00. The rights become exercisable and will trade separately from the Candie’s common stock ten business days after any person or group acquires 15% or more of the Candie’s common stock, or ten business days after any person or group announces a tender offer for 15% or more of the outstanding Candie’s common stock.

Stock repurchase program

On September 15, 1998, the Company’s board of directors authorized the repurchase of up to two million shares of the Company’s common stock, which was replaced with a new agreement on December 21, 2000, authorizing the repurchase of up to three million shares of the Company’s common stock. In the current year and the 11-month prior year, no shares were repurchased in the open market. In fiscal 2003, 84,500 shares were repurchased in the open market, at an aggregate cost of $192.

10. Earnings (loss) per share

Basic earnings (loss) per share includes no dilution and is computed by dividing net income available (loss attributable) to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options. The difference between reported basic and diluted weighted-average common shares results from the assumption that all dilutive stock options outstanding were exercised and all convertible bonds have been converted into common stock. Diluted loss per share reflects, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options.

As of December 31, 2005, 7.3 million of total 8.4 million potentially dilutive shares relating to stock options were included in the computation of diluted EPS, compared to 2.1 million of total 5.7 million as of December 31, 2004. For the prior periods with a net loss, the diluted weighted average number of shares does not include any outstanding options or convertible preferred stock because they were antidilutive. As of January 31, 2004, 5.6 million potentially dilutive shares relating to stock options were not included in the computation of diluted EPS because to do so would have been antidilutive.

11. Commitments and contingencies

Unzipped litigation

On August 5, 2004, the Company, along with its subsidiaries, Unzipped, Caruso & Co. and IPH (“Plaintiffs”), commenced a lawsuit in the Superior Court of California, Los Angeles County, against Unzipped’s former manager, former supplier and former distributor, Sweet, Azteca Production International, Inc, (“Azteca”) and Apparel Distribution Services, LLC (“ADS”), respectively; and a principal of these entities and former

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

member of the Company’s Board of Directors, Hubert Guez (“Defendants”). Plaintiffs amended their complaint on November 22, 2004. In the amended complaint, plaintiffs allege that Defendants fraudulently induced them to purchase Sweet’s 50% interest in Unzipped for an inflated price, that Sweet and Azteca committed material breaches of the Unzipped management agreement and supply and distribution agreements, described below, and that Mr. Guez materially breached his fiduciary obligations to the Company while a member of its Board of Directors. Also, Plaintiffs allege that Defendants have imported, distributed and sold goods bearing the Company’s Bongo trademarks in violation of federal and California law. Plaintiffs seek damages in excess of $50 million. Defendants filed a motion to dismiss certain of the claims asserted by the Plaintiffs in the amended complaint, which was denied by the Court in its entirety on February 7, 2005.

On March 10, 2005, Sweet, Azteca and ADS (“Cross-Complainants”), filed an answer to Plaintiffs’ amended complaint and a cross-complaint against Plaintiffs and the Company’s chief executive officer, Neil Cole (collectively, “Cross-Defendants”), seeking compensatory, punitive and exemplary damages and litigation costs, as well as the establishment of a constructive trust for their benefit. The Cross-Complainants alleged that some or all of the Cross-Defendants breached the Unzipped management agreement and supply and distribution agreements; that IPH and Mr. Cole interfered with Sweet’s performance under the Unzipped management agreement; and that the Company, Caruso & Co., IPH and Mr. Cole interfered with Cross-Complainants’ relationships with Unzipped and caused Unzipped to breach its agreements with Azteca and ADS. Cross-Complainants also alleged that some or all of the Company, Caruso & Co. and Mr. Cole fraudulently induced Sweet to sell its 50% interest in Unzipped to the Company for a deflated price and accept the 8% senior subordinated note in the principal amount of $11 million that the Company issued to it in connection therewith.

The Company had previously entered into a management agreement with Sweet wherein Sweet guaranteed that the net income of Unzipped, as defined, would be no less than $1.7 million for each year during the term (the “Guarantee”). In the event that the Guarantee was not met, Sweet was obligated to pay the difference between the actual net income, as defined, and the Guarantee, such difference referred to as the “Shortfall Payment”. The cross-complaint alleged that the Company breached its obligations to Sweet arising under the Sweet Note by, among other things, understating Unzipped’s earnings for Fiscal 2004 and the first three quarters of its fiscal year ended January 31, 2005 for the purpose of causing Unzipped to fall short of the Guarantee for these periods, and improperly offsetting the Shortfall Payment against the Sweet Note. Lastly, the cross-complaint alleged that the understatements in Unzipped’s earnings and offsets against the Sweet Note were incorporated into the Company’s public filings for the periods identified above, causing it to overstate materially its earnings and understate its liabilities for such periods with the effect of improperly inflating the public trading price of the Company’s common stock.

Cross-Defendants filed a motion to dismiss certain of the claims asserted in the cross-complaint, and, on June 28, 2005, the Court granted Cross-defendants’ motion in part. On July 22, 2005, Cross-Complainants amended their cross-complaint, omitting their previously asserted claim that some or all of the Company, Caruso & Co. and Mr. Cole fraudulently induced Sweet to sell its 50% interest in Unzipped for a deflated price and accept the Sweet Note. Although the amended cross-complaint no longer seeks relief for this purported fraud, the substance of the allegations remained largely unchanged.

Cross-Defendants filed a motion to dismiss certain of the claims asserted in the amended cross-complaint, and, on October 25, 2005, the Court granted Cross-Defendants’ motion in part, dismissing all claims asserted against Mr. Cole along with the Cross-Complainants’ sole remaining fraud claim. The remaining Cross-Defendants deny Cross-Complainants’ allegations and intend to vigorously defend against the amended cross-complaint.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

In a related litigation, on November 5, 2004, Unzipped commenced a lawsuit in the Supreme Court of New York, New York County, against Unzipped’s former president of sales, Gary Bader, alleging that Mr. Bader breached certain fiduciary duties owed to Unzipped as its president of sales, unfairly competed with Unzipped and tortuously interfered with Unzipped’s contractual relationships with its employees. On October 5, 2005, Unzipped amended its complaint to assert identical claims against Bader’s company, Sportswear Mercenaries, Ltd. (“SMI”). On October 14, 2005, Bader and SMI filed an answer containing counterclaims to Unzipped’s amended complaint, and a third-party complaint against the Company and Mr. Cole, seeking unspecified damages in excess of $4 million. On December 2, 2005, the Company, together with Unzipped and Mr. Cole, filed motions seeking the dismissal of all claims asserted against them by Bader and SMI, and these motions are currently pending. In these motions, the Company, Mr. Cole and Unzipped have denied the claims asserted against them, and intend to vigorously defend against all such claims. At December 31, 2005, the payable to Cross-Complainants totaled approximately $3.1 million, which is subject to any claims, offsets or other deductions the Company may assert against Cross-Complainants, and was reflected in the Company’s consolidated financial statements under “Accounts payable, subject to litigation.”

Redwood litigation

In January 2002, Redwood Shoe Corporation, one of the Company’s former footwear buying agents, filed a complaint in the United States District Court for the Southern District of New York, alleging that the Company breached various contractual obligations to Redwood and seeking to recover damages in excess of $20 million plus its litigation costs. The Company filed a motion to dismiss certain counts of the complaint based upon Redwood’s failure to state a claim, in response to which Redwood has filed an amended complaint. The Company also moved to dismiss certain parts of the amended complaint. The magistrate assigned to the matter granted, in part, the Company’s motion to dismiss. By Order dated November 28, 2005, the District Court adopted the Magistrate’s ruling in its entirety, thereby accepting the Company’s position that it never agreed to purchase a minimum quantity of footwear from Redwood and dismissing approximately $20 million of Redwood’s asserted claims. On December 14, 2005, the Company filed an answer asserting 13 counterclaims against Redwood and Redwood’s affiliate, Mark Tucker, Inc (“MTI”). On the same date, it filed a motion to have MTI joined with Redwood as a defendant in the action, which motion MTI has advised the District Court that it will not oppose. The Company intends to vigorously defend the lawsuit, and to vigorously prosecute the claims it has asserted against Redwood and MTI. At December 31, 2005, the payable to Redwood totaled approximately $1.8 million, which is subject to any claims, offsets or other deductions the Company may assert against Redwood, and was reflected in the Company’s consolidated financial statements under “Accounts payable, subject to litigation.”

Normal-course litigation

From time to time, the Company is also made a party to litigation incurred in the normal course of business. While any litigation has an element of uncertainty, the Company believes that the final outcome of any of these routine matters will not have a material effect on its financial position or future liquidity. Except as set forth herein, the Company knows of no material legal proceedings, pending or threatened, or judgments entered, against any director or officer of the Company in his capacity as such.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

12. Related party transactions

On May 1, 2003, the Company granted Kenneth Cole Productions, Inc. the exclusive worldwide license to design, manufacture, sell, distribute and market footwear under its Bongo brand. The chief executive officer and chairman of Kenneth Cole Productions is Kenneth Cole, who is the brother of Neil Cole, the Company’s Chief Executive Officer and President. During current year, the Company received $1.3 million in royalties from Kenneth Cole Productions.

The Candie’s Foundation, a charitable foundation founded by Neil Cole for the purpose of raising national awareness about the consequences of teenage pregnancy, owed the Company $193 at December 31, 2005. The Candie’s Foundation paid-off the entire borrowing from the Company in February 2006, although additional advance will be made as and when necessary. Mr. Cole’s wife, Elizabeth Cole, was employed by the Candie’s Foundation at an annualized salary of $80 until May 2005. She continues to perform services for the foundation but without compensation.

13. Operating leases

Future net minimum lease payments under non-cancelable operating lease agreements as of December, 2005 are approximately as follows:

2006	$411
2007	290

Totals	$701

The leases require the Company to pay additional taxes on the properties, certain operating costs and contingent rents based on sales in excess of stated amounts.

Rent expense was approximately $470, $426, and $3,315 for current year, the 11-month prior year, and fiscal 2004 respectively. Contingent rent amounts have been immaterial for all periods.

14. Benefit and incentive compensation plans and other

The Company sponsors a 401(k) Savings Plan (the “Savings Plan”) which covers all eligible full-time employees. Participants may elect to make pretax contributions subject to applicable limits. At its discretion, the Company may contribute additional amounts to the Savings Plan. The Company had no contributions for current year and the 11-month prior year and made contribution of $12 to the Savings Plan for fiscal 2004, respectively.

15. Income taxes

At December 31, 2005 the Company had available federal net operating losses carryforwards (“NOL’s”) of approximately $66.5 million for income tax purposes, which expire in the years 2006 through 2025. Because of “ownership changes” (as defined in Section 382 of the Internal Revenue Code) occurring in previous fiscal years, the utilization of approximately $4.4 million of the net operating losses is limited to $602 per year and expires in 2006 through 2007. The remaining $62.1 million is not subject to such limitation and expires in the years 2009 through 2025. As of December 31, 2005 the Company had available state and city NOL’s totaling

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

between $59.4 million and $99.4 million, substantially all of which expire in the years 2020 through 2025. Included in the Company’s NOL’s as of December 31, 2005 is $7.0 million from the exercises of stock options. The benefit from the utilization of this portion of the NOL will be recorded as a credit to additional paid in capital if and when the related deferred tax asset is determined to be realizable.

In the Current Year, a net non-cash tax benefit of $5.0 million was recognized as a result of the recognition of a $5.1 million deferred tax benefit resulting from an increase in the amount of the deferred tax asset which management believes is more likely than not of realization.

The income tax provision (benefit) for Federal and state income taxes in the consolidated statements of operations consists of the following:

	December 31, 2005	December 31, 2004	January 31, 2004
Current:
Federal	$97	$—	$—
State	—	—	58
Total current	97	—	58

Deferred:
Federal	(4,274)	—	—
State	(858)	—	—

Total deferred	(5,132)	—	—

Total provision (benefit)	$(5,035)	$—	$58

The Company’s effective income tax rate differs from the federal statutory rate primarily as a result of a decrease in the deferred tax valuation allowance in the year ended December 31, 2005 and an increase in the valuation allowance in the year ended January 31, 2004. In the 11 months ended December 31, 2004, the effective income tax rate differs from the federal statutory rate as a result of prior losses incurred being available to offset current year income for financial statement purposes. The valuation allowance decreased in the year ended December 31, 2005 as a result of an increase in the amount of the related deferred tax asset which management believes is more likely than not of realization, and $2,700 allocated to the value of the deferred tax asset in the Joe Boxer acquisition (see Note 4).

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

The significant components of net deferred tax assets of the Company consist of the following:

	December 31,
	2005	2004
Inventory valuation	$—	$1,319
Litigation settlement	—	258
Net operating loss carryforwards	28,232	25,424
Receivable reserves	106	776
Depreciation	26	73
Store closing reserves (asset impairments)	—	1,275
Intangibles	989	956
Accrued compensation and other	527	618

Total deferred tax assets	29,880	30,719
Valuation allowance	(14,186)	(25,072)

Net deferred tax assets	15,694	5,647
Trademarks and goodwill	(4,201)	(2,025)
Total deferred tax liabilities	(4,201)	(2,025)

Total net deferred tax assets	$11,493	$3,622

Current portion of net deferred tax assets	$3,716	$1,549

Non current portion of net deferred assets	$7,777	$2,073

The amounts presented in the table as of December 31, 2004 column have been revised from the presentation provided in prior year to be consistent with the Company’s December 31, 2004 income tax return. The total net deferred tax asset remains as previously reported.

16. Segment information

The Company has identified operating segments based on, among other things, the way the Company’s management organizes the components of its business for purposes of allocating resources and assessing performance. Prior to the current year, the Company’s operations were comprised of two reportable segments: footwear/licensing and apparel. The footwear segment included Candie’s footwear, Bongo footwear, private label footwear, retail store operations, and licensing. The apparel segment included Bongo jeanswear. Segment revenues were generated from the sale of footwear, apparel and accessories through wholesale channels and the Company’s retail locations. The Company defined segment income as operating income before interest expense and income taxes.

Commencing in the current year, the Company stopped reporting segment information under footwear/license and apparel operating segments since the Company has fully transitioned into a licensing business and the prior segment designations are no longer considered by management in evaluating operating performance. Summarized below are the Company’s segment revenues, income (loss) and total assets by reportable segments for the 11-month prior year and fiscal 2004.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

(000’s omitted)	Footwear/Licensing	Apparel	Elimination	Consolidated
For the 11 months ended December 31, 2004
Total revenues	$30,481	$38,499	$—	$68,980
Segment income	1,841	895	—	2,736
Interest expense				2,495
Income before income tax provision				$241

Capital additions	$24	$6	$—	$30
Depreciation and amortization expenses	$1,672	$465	$—	$2,137

Total assets as of December 31, 2004	$31,710	$28,450	$—	$60,160

For the fiscal year ended January 31, 2004
Total revenues	$66,672	$64,705	$—	$131,377
Segment (loss) income	(10,233)	2,069	—	(8,164)
Interest expense				3,118
Loss before income tax provision				$(11,282)

Capital additions	$232	$16	$—	$248
Depreciation and amortization expenses	$2,400	$336	$—	$2,736

Total assets as of January 31, 2004	$33,896	$40,949	$—	$74,845

17. Unaudited consolidated interim financial information

Unaudited interim consolidated financial information for current year and the 11-month prior year is summarized as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands except per share data)
Current year
Licensing and commission revenues	$4,300	$4,287	$9,205	$12,364
Net revenues	4,300	4,287	9,205	12,364
Gross profit	4,300	4,287	9,205	12,364
Operating income (loss)	1,242	1,121	5,048	7,399
Net income (loss)	$787	$2,511	$5,159	$7,486

Basic earnings (loss) per share	$0.03	$0.09	$0.16	$0.21
Diluted earnings (loss) per share	$0.03	$0.08	$0.14	$0.19

11-month prior year
Net sales	$17,289	$26,035	$9,950	$5,153
Licensing and commission revenues	1,936	2,639	3,454	2,524
Net revenues	19,225	28,674	13,404	7,677
Gross profit	3,954	5,157	2,625	1,449
Operating income (loss)	729	1,258	1,260	(1,111)
Net income (loss)	$33	$518	$603	$(913)

Basic earnings (loss) per share	$0.00	$0.02	$0.02	$(0.03)
Diluted earnings (loss) per share	$0.00	$0.02	$0.02	$(0.03)

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

During the fourth quarter of the current year, the Company recorded $470 for legal professional fees relating to litigation involving Unzipped, See Note 2. During the third quarter ended September 30, 2005, the Company made two acquisitions. See Notes 4 and 5.

18. Change in fiscal year end

As discussed in Note 1—Summary of significant accounting policies—effective in 2004, the Company’s fiscal year end has changed from January 31 to December 31. Accordingly, the Company reported audited financial statements for the 11 months ended December 31, 2004 in prior year’s Form 10-K and financial statements for the 12 months ended December 31, 2005 in its Form 10-K/A for the Current Year. The following table provides certain unaudited financial information for the 12 months ended December 31, 2004.

12 months ended December 31 2004
Net sales	$62,734
Licensing and commission revenue	11,327
Gross profit	22,375
Income (loss) before income taxes	231
Provision (benefit) for income taxes	—
Net income (loss)	231
Basic earnings (loss) per share	$0.01
Diluted earning (loss) per share	$0.01

19. Restatement and reclassifications

The Company has restated the consolidated statements of cash flows for the year ended December 31, 2005, the 11 months ended December 31, 2004 and the year ended January 31, 2004. The previously reported consolidated statements of cash flows reflected changes in net factored accounts receivable and payable to factor, as cash flows provided by financing activities. The restated statements of cash flows includes the changes in net factored accounts receivable and payable to factor as cash flows provided by operating activities. The Company has ceased all factoring arrangements and therefore will no longer have any cash flow activities relating to net factored accounts receivable and payable to factor in the future.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

The following tables disclose the impact of the restatements for the year ended December 31, 2005, the 11 months ended December 31, 2004 and the year ended January 31, 2004.

Consolidated statements of cash flows (in thousands)

	Year Ended December 31, 2005	Year Ended December 31, 2005	11 Months Ended December 31, 2004	11 Months Ended December 31, 2004	Year Ended January 31, 2004	Year Ended January 31, 2004
	(As previously reported)	(Restated)	(As previously reported)	(Restated)	(As previously reported)	(Restated)
Cash flows (used in) provided by operating activities:
Net income (loss)	$15,943	$15,943	$241	$241	$(11.340)	$(11,340)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property and equipment	130	130	236	236	863	863
Amortization of intangibles	1,733	1,733	1,901	1,901	1,873	1,873
Gain on sale of marketable securities	(75)	(75)	—	—	—	—
Bad debt expense	260	260	—	—	792	792
Issuance of common stock to non-employee directors	110	110	110	110	59	59
Stock option compensation non-employees	173	173	25	25	—	—
Recovery on receivable	—	—	(53)	(53)	—	—
Reduction of settlement payment	—	—	(238)	(238)	—	—
Write-off of impaired assets	95	95	—	—	1,567	1,567
Shortfall payment against guarantee	(438)	(438)	(7,566)	(7,566)	(1,626)	(1,626)
Shortfall payment reserve	—	—	685	685	—	—
Accrued interest on long-term debt	(134)	(134)	500	500	—	—
Deferred income tax benefit	(5,132)	(5,132)	—	—	—	—
Changes in operating assets and liabilities, net of business acquisition:
Accounts receivable	(1,553)	(1,553)	1,046	1,046	4,388	4,388
Due from affiliate	34	34	103	103	(56)	(56)
Factored accounts receivable and payable to factor, net	—	3,865	—	5,088	—	9,013
Inventories	279	279	7,160	7,160	11,577	11,577
Prepaid advertising and other	(1,994)	(1,994)	688	688	(246)	(246)
Refundable and prepaid taxes	—	—	—	—	29	29
Other assets	(7)	(7)	(1,168)	(1,168)	115	115
Deferred revenue	3,003	3,003	(1,277)	(1,277)	3,056	3,056
Due to related parties	—	—	(2,342)	(2,342)	(3,861)	(3,861)
Accounts payable and accrued expenses	(310)	(310)	(330)	(330)	(5,040)	(5,040)

Net cash provided by operating activities	12,117	15,982	(279)	4,809	2,150	11,163

Cash flows used in investing activities:
Purchases of property and equipment	(731)	(731)	(30)	(30)	(248)	(248)
Proceeds from the sale of equity securities of other entities	110	110	—	—	—	—
Purchases of equity securities of other entities	(663)	(663)	—	—	—	—
Acquisition of Badgley Mischka	—	—	(372)	(372)	—	—
Acquisition of Joe Boxer	(40,755)	(40,755)	—	—	—	—
Acquisition of Rampage	(26,159)	(26,159)	—	—	—	—
Purchase of trademarks	(320)	(320)	(19)	(19)	—	—

Net cash used in investing activities	(68,518)	(68,518)	(421)	(421)	(248)	(248)

Iconix Brand Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

Information as of and for the periods ended December 31, 2005 and 2004

(dollars are in thousands (unless otherwise noted), except per share data)

Consolidated statements of cash flows (in thousands)—(continued)

	Year Ended December 31, 2005	Year Ended December 31, 2005	11 Months Ended December 31, 2004	11 Months Ended December 31, 2004	Year Ended January 31, 2004	Year Ended January 31, 2004
	(As previously reported)	(Restated)	(As previously reported)	(Restated)	(As previously reported)	(Restated)
Cash flows (used in) provided by financing activities:
Revolving notes payable—bank	—	—	(12,775)	(12,775)	(8,802)	(8,802)
Proceeds from long-term debt	85,489	85,489	3,600	3,600	—	—
Proceeds of loans from related parties	(2,465)	(2,465)	2,465	2,465	—	—
Proceeds from exercise of stock options and warrants	1,585	1,585	1,746	1,746	1,023	1,023
Payment of long-term debt	(17,134)	(17,134)	(2,630)	(2,630)	(2,153)	(2,153)
Proceeds from common stock issuance	—	—	2,185	2,185	—	—
Prepaid interest expense—long-term	—	—	(500)	(500)	—	—
Factored accounts receivables and payable, net	3,865		5,088		9,013
Restricted cash—Current	(3,564)	(3,564)	(7)	(7)	(523)	(523)
Restricted cash—Non current	(2,082)	(2,082)	—	—	—	—
Deferred financing costs	(1,968)	(1,968)	(475)	(475)	(88)	(88)

Net cash (used in) provided by financing activities	63,726	59,861	(1,303)	(6,391)	(1,530)	(10,543)

Net increase (decrease) in cash and cash equivalents	7,325	7,325	(2,003)	(2,003)	372	372
Cash and cash equivalents, beginning of year	268	268	2,271	2,271	1,899	1,899

Cash and cash equivalents, end of year	$7,593	$7,593	$268	$268	$2,271	$2,271

Balance of restricted cash—Current	4,094	4,094	530	530	523	523

Total cash and cash equivalents including restricted cash, end of year	$11,687	$11,687	$798	$798	$2,794	$2,794

In addition, the Company has reclassified the guaranteed Shortfall Payments related to the Unzipped operations from cost of goods sold to selling, general and administrative expenses for the 11 months ended December 31, 2004 and the year ended January 31, 2004, see Notes 2 and 8.

Iconix Brand Group, Inc.

and Subsidiaries

Condensed Consolidated Financial Statements (Unaudited)

Iconix Brand Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(in thousands, except par value)

	September 30, 2006	December 31, 2005
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents (including restricted cash of $16,055 in 2006 and $4,094 in 2005)	$21,255	$11,687
Marketable securities	—	553
Accounts receivable, net of reserve of $1,164 in 2006 and $260 in 2005	11,808	3,532
Due from affiliate	244	193
Deferred income taxes	6,691	3,716
Prepaid advertising and other	1,854	2,664

Total current assets	41,852	22,345
Property and equipment:
Furniture, fixtures and equipment at cost	2,585	2,027
Less: Accumulated depreciation and amortization	(1,332)	(1,175)

	1,253	852
Other assets:
Restricted cash	10,575	4,982
Goodwill	42,528	32,835
Trademarks and other intangibles, net	267,938	139,281
Deferred financing costs, net	3,547	3,597
Deferred income taxes	12,597	11,978
Other	3,274	1,374

	340,459	194,047

Total assets	$383,564	$217,244

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$5,391	$3,360
Promissory note payable	750	—
Accounts payable, subject to litigation	4,886	4,886
Deferred revenue	3,152	4,782
Current portion of long-term debt	25,549	13,705

Total current liabilities	39,728	26,733

Deferred income taxes	7,939	4,201
Long-term debt, less current maturities	144,882	85,414

Total liabilities	192,549	116,348

Contingencies and commitments

Stockholders’ equity:
Common stock, $.001 par value—shares authorized 75,000; shares issued 40,521 and 35,540 respectively	41	36
Additional paid-in capital	203,153	136,842
Accumulated other comprehensive income	155	—
Retained deficit	(11,667)	(35,315)
Treasury stock—198 shares at cost	(667)	(667)

Total stockholders’ equity	191,015	100,896

Total liabilities and stockholders’ equity	$383,564	$217,244

See Notes to Condensed Consolidated Financial Statements.

Iconix Brand Group, Inc. and Subsidiaries

Condensed Consolidated Income Statements—(unaudited)

(in thousands, except earnings per share data)

	Three Months Ended Sept 30,		Nine Months Ended Sept 30,
	2006	2005	2006	2005
Licensing and commission revenue	$22,113	$9,205	$53,791	$17,792
Selling, general and administrative expenses (net of recovery in 2005 pursuant to an agreement. See Note I)	6,072	3,868	17,572	9,385
Special charges	632	289	1,900	996

Operating income	15,409	5,048	34,319	7,411

Other expenses:
Interest expense	3,441	1,343	8,620	2,223
Interest income	(277)	(54)	(629)	(89)

Interest expense—net	3,164	1,289	7,991	2,134
Income before income taxes	12,245	3,759	26,328	5,277
Income taxes (benefits)	4,299	(1,400)	2,680	(3,180)

Net income	$7,946	$5,159	$23,648	$8,457

Earnings per share:
Basic	$0.20	$0.16	$0.62	$0.28

Diluted	$0.18	$0.14	$0.54	$0.26

Weighted average number of common shares outstanding:
Basic	39,782	32,501	38,075	29,859

Diluted	44,818	36,654	43,469	33,071

See Notes to Condensed Consolidated Financial Statements.

Iconix Brand Group, Inc. and Subsidiaries

Condensed Consolidated Statement of Stockholders’ Equity

(Unaudited)

Nine months ended September 30, 2006

(in thousands)

	Common Stock		Additional Paid-in Capital	Retained Deficit	Treasury Stock	Accumulated Other Comprehensive Income	Total
	Shares	Amount
Balance at January 1, 2006	35,540	$36	$136,842	$(35,315)	$(667)	$—	$100,896
Issuance of common stock related to acquisition of Mudd®	3,269	3	47,859	—	—	—	47,862
Issuance of common stock related to acquisition of London Fog	482	1	7,106				7,107
Warrants granted to non-employees related to acquisition of Mudd®	—	—	4,596	—	—	—	4,596
Exercise of stock options and warrants	1,202	1	4,230	—	—	—	4,231
Option compensation expense	—	—	140	—	—	—	140
Release of valuation allowance from Net Operating Loss (“NOL”) related to options exercised previously	—	—	2,380	—	—	—	2,380
Unrealized gain on marketable securities (net of tax)	—	—	—	—	—	155	155
Issuance of restricted stock to employees, net of forfeitures	28	—	—	—	—	—	—
Net income	—	—	—	23,648	—	—	23,648

Balance at September 30, 2006	40,521	$41	$203,153	$(11,667)	$(667)	$155	$191,015

See Notes to Condensed Consolidated Financial Statements.

Iconix Brand Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(000’s omitted)	Nine Months Ended September 30,
	2006	2005
Net cash provided by operating activities	$18,770	$5,627
Cash flows used in investing activities:
Purchases of fixed assets	(558)	(26)
Purchase of marketable securities	(78)	—
Acquisition of Mudd & London Fog	(76,522)	—
Acquisition of Joe Boxer and Rampage	—	(65,950)
Purchase of trademarks	(1,269)	(247)

Net cash used in investing activities	(78,427)	(66,223)

Cash flows (used in) provided by financing activities:
Proceeds from long-term debt	78,000	85,489
Increase in debt to be repaid with restricted-use cash		(12,000)
Repayment of loans from related parties	—	(2,465)
Proceeds from exercise of stock options and warrants	4,231	1,289
Payment of long-term debt	(6,863)	(1,430)
Deferred financing costs	(550)	(1,968)
Restricted cash—Current	(11,961)	(1,710)
Restricted cash—Non current	(5,593)	—

Net cash provided by financing activities	57,264	67,205

Net (decrease) increase in cash and cash equivalents	(2,393)	6,609
Cash and cash equivalents, beginning of period	7,593	798

Cash and cash equivalents, end of period	$5,200	$7,407

Balance of restricted cash—current	16,055	4,094

Total cash and cash equivalents including current restricted cash, end of period	$21,255	$11,687

Supplemental disclosure of cash flow information:

	Nine Months Ended September 30,
	2006	2005
Cash paid during the year:
Interest	$7,150	$1,219

Taxes	$—	$—

Supplemental disclosures of non-cash investing and financing activities:

	Nine Months Ended September 30,
	2006	2005
Acquisitions:
Common stock issued	$54,969	$56,386

Warrants issued—acquisition cost	$4,596	$—

Assumption of Kmart loan	$—	$10,798

Issuance of promissory note	$750	$—

See Notes to Condensed Consolidated Financial Statements

Iconix Brand Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

September 30, 2006

Note A—Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months (“Current Quarter”) and the nine months (“Current Nine Months”) ended September 30, 2006 are not necessarily indicative of the results that may be expected for a full fiscal year.

The Candie’s and Bongo trademarks had previously been amortized on a straight-line basis over their estimated useful lives of approximately 20 years. Effective July 1, 2005, the Company changed the estimated useful lives of the Candie’s and Bongo trademarks to be an indefinite life. Accordingly, the recorded value of these trademarks are no longer amortized, but instead are tested for impairment on an annual basis. Amortization expenses recorded for Candies and Bongo trademarks in the quarter (“Prior Year Quarter”) and the nine months (“Prior Year Nine Months”) ended September 30, 2005, prior to this change in estimate, were $0 and $593,000, respectively.

Impairment losses are recognized for long-lived assets, including certain intangibles, used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are not sufficient to recover the assets’ carrying amount. Impairment losses are measured by comparing the fair value of the assets to their carrying amount.

Effective July 1, 2005, the Company changed its corporate name to Iconix Brand Group, Inc. and its NASDAQ symbol to ICON.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 10-K/A for the year ended December 31, 2005.

Note B—Marketable securities

Marketable securities consist of common stock of Mossimo Inc. (“Mossimo”), acquired by the Company. These equity shares will be cancelled upon the closing of the merger with Mossimo as previously announced by the Company. These securities are carried at fair value, with unrealized gains and losses, net of any tax effect, reported in stockholders’ equity as accumulated other comprehensive income. The values of these securities may fluctuate as a result of changes in market price of Mossimo’s stock. At September 30, 2006, the marketable securities of approximately $900,000 are included in other non current assets. See Note Q.

Note C—Acquisition of Joe Boxer

On July 22, 2005, the Company acquired the Joe Boxer brand from Joe Boxer Company, LLC and its affiliates. Joe Boxer is a leading lifestyle brand of apparel, apparel accessories and home goods for men, women, teens and children. The Joe Boxer brand is currently licensed exclusively to Kmart in the United States and internationally to manufacturers in Canada, Mexico and Scandinavia.

The aggregate purchase price paid was $88.9 million as detailed in the table below. Based on the Company’s assessment of the fair value of the assets acquired, approximately $79.8 million has been assigned to

Iconix Brand Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)—(continued)

September 30, 2006

the Joe Boxer trademark. Under the purchase method of accounting, tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their estimated fair values. The estimated fair values and useful lives of intangible assets acquired have been supported by third party valuation based on a discounted cash flow analysis. The Joe Boxer trademark has been determined to have an indefinite useful life and accordingly, consistent with FAS 142, no amortization will be recorded in the Company’s consolidated statements of operations. Instead, the related intangible asset will be tested for impairment at least annually, using discounted cash flow analysis and estimates of future sales proceeds with any related impairment charge recorded to the statement of operations at the time of determining such impairment.

Total purchase price was comprised as follows (in thousands, except per share amounts):

Cash paid for acquisition	$40,755
Fair value of 4,350,000 restricted shares of common stock at $8.33 per share	36,236
Value of warrants issued as a cost of the acquisition	788

Total equity consideration	$37,024
Assumption of Kmart loan, including $3,509 due within 12 months	10,798
Accrued interest, Kmart loan	309

Total cost of acquisition	$88,886

The purchase price was allocated to the estimated fair value of the assets acquired as follows (in thousands):

Accounts receivable	$3,121
Deferred tax asset	2,700
Licensing contracts	1,333
Joe Boxer trademark	79,800
Goodwill	1,932

Total allocated purchase price	$88,886

The $1.3 million of licensing contracts is being amortized on a straight-line basis over the remaining contractual period of approximately 29 months. The goodwill of $1.9 million is not being amortized but instead is subject to a test for impairment on at least an annual basis. Any adjustments resulting from the finalization of the purchase price allocations will affect the amounts assigned to goodwill.

As part of this acquisition, the Company entered into an employment agreement with Mr. William Sweedler (“Sweedler”) as Executive Vice President of the Company and President of the Joe Boxer division. As part of his compensation, on July 22, 2005, he was granted 1,425,000 stock options of which 225,000 vested immediately, and 1,200,000 would vest contingent upon achievement by the Joe Boxer division of certain revenues levels. On June 8, 2006, the Company and Sweedler entered into an agreement (the “Sweedler Agreement”), which provides for the termination of the employment agreement between the Company and Sweedler dated July 22, 2005, the resignation of Sweedler as Executive Vice President of the Company, President of its Joe Boxer Division and a member of the Company’s Board of Directors, and the termination of the approximately 1,200,000 unvested options previously issued to Sweedler in connection with the employment agreement. On September 18, 2006, the Company entered into a consulting agreement with Sweedler whereby he will perform services for the Company with respect to finding, negotiating, financing or otherwise advising the

Iconix Brand Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)—(continued)

September 30, 2006

Company regarding potential acquisition opportunities (the “Consulting Agreement”). Under the Consulting Agreement, the Company will issue to Sweedler ten-year warrants, with certain registration rights, to purchase 400,000 shares of the Company’s common stock at an exercise price of $8.81 per share (the “Sweedler Warrants”), vesting at the rate of one-third, one-third, one-third upon the closing of each of the first three Qualified Company Acquisitions (as defined in the Consulting Agreement) and pay him a fee of approximately $333,333 upon the closing of each of such Qualified Company Acquisitions. The Sweedler Warrants will be issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933 (the “Act”).

The Company obtained $40 million in cash to pay a portion of the purchase price for the Joe Boxer assets through the debt issuance by IP Holdings, LLC (“IPH”), a subsidiary of the Company, of a $63 million Asset-Backed Note. Approximately $17.5 million of the proceeds of the Asset-Backed Note were used to refinance previously existing Asset-Backed Notes, as described in Note G, $40.0 million was paid to the sellers, approximately $1.0 million was used to pay costs associated with the debt issuance, $310,000 was deposited in a reserve account as required by the holder of the Asset-Backed Note, and approximately $4.0 million was available to the Company for working capital purposes. Costs associated with the debt issuance of approximately $1.0 million have been deferred and are being amortized over the 7-year life of the refinanced debt.

UCC Capital Corporation (“UCC”) acted as a financial advisor to IPH in connection with the Joe Boxer and the Rampage brand acquisitions. See Note D. On June 7, 2005, the Company entered into a financial advisory agreement with UCC to issue UCC a ten-year warrant (“Warrant”) to purchase an aggregate of 1,000,000 shares of the Company’s common stock (“Warrant Shares”) at a price of $5.98 per share, subject to anti-dilution adjustments under certain conditions. One third of the Warrant Shares vests upon consummation of each acquisition, for a total of three acquisitions. On July 22, 2005, 333,334 of the Warrants Shares vested, with a fair value of $788,000, upon consummation of the acquisition of Joe Boxer.

Pursuant to this financial advisory agreement, UCC acted as the Company’s exclusive advisor in connection with providing various advisory services relating to the Company’s acquisitions. On June 2, 2006, the Company and UCC agreed to terminate the existing exclusive financial advisory agreement and effect a new non-exclusive arrangement for advisory services rendered by UCC in connection with the Company’s previously announced agreement to acquire Mossimo (the “Mossimo Acquisition”) (the “Non-Exclusive Agreement”). See Note Q.

The Non-Exclusive Agreement provides for the Company to pay to UCC, upon the closing of the Mossimo Acquisition, a one-time $2.5 million fee (the “UCC Fee”) and to issue to its designees ten-year non-transferable warrants to purchase an aggregate of 250,000 shares of the Company’s common stock, at a price of $15.93 per share (the “UCC Warrants”) in consideration of the advisory services rendered by UCC in connection with the Mossimo Acquisition. The Company may defer payment of up to $500,000 of the UCC Fee through the issuance of a promissory note, which would mature and become payable, together with interest accruing at the rate of 6% per annum, on October 31, 2006. The UCC Warrants, which were issued pursuant to an exemption from registration under Section 4(2) of the Act on June 2, 2006, contain certain registration rights and will vest upon the consummation of the Mossimo Acquisition.

On September 19, 2005, the Company filed with the SEC a registration statement covering the resale of certain of the shares of common stock issued in connection with the acquisition of Joe Boxer and the resale of the Warrant Shares. The registration statement was declared effective by the SEC on October 12, 2005.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)—(continued)

September 30, 2006

Note D—Acquisition of Rampage

On September 16, 2005, the Company acquired the Rampage brand from Rampage Licensing, LLC, a California limited liability company.

The purchase price for the acquisition was $48.1 million as detailed in the table below. Based on the Company’s preliminary assessment of the fair value of the assets acquired, approximately $41.1 million has been assigned to the Rampage trademark. Under the purchase method of accounting, tangible and identifiable intangible assets acquired and liabilities assumed are recorded at their estimated fair values. The estimated fair values and useful lives of the intangible assets acquired have been supported by third party valuation. The Rampage trademark has been determined to have an indefinite useful life, and accordingly, consistent with FAS 142, no amortization will be recorded in the Company’s consolidated statements of operations. Instead, the related intangible asset will be tested for impairment at least annually, with any related impairment charge recorded to the statement of operations at the time of determining such impairment.

Total purchase price was determined as follows (in thousands, except per share amounts):

Cash paid for acquisition	$26,159
Fair value of 2,171,336 restricted shares of common stock at $9.28 per share	20,150
Value of warrants issued as a cost of the acquisition	1,653

Total equity consideration	21,803
Other estimated costs of acquisition	150

Total cost of acquisition	$48,112

The purchase price was allocated to the estimated fair value of the assets acquired as follows (in thousands):

Rampage licensing contract	$550
Rampage domain name	230
Rampage non-compete agreement	600
Rampage trademark	41,070
Goodwill	5,662

Total allocated purchase price	$48,112

The licensing contracts are to be amortized on a straight-line basis over the remaining contractual period of approximately 3 years, the Rampage domain name is to be amortized on a straight-line basis over 5 years, and the value of the non-compete agreement is to be amortized on a straight-line basis over 2 years. A net adjustment of $669,000 resulted from the finalization of the purchase price allocations was made in prior year to increase the amounts assigned to goodwill previously. The goodwill of approximately $5.7 million is subject to a test for impairment on an annual basis.

The Company obtained $25.8 million in cash to pay a portion of the purchase price of the Rampage assets through the debt issuance by IPH of $103 million of Asset-Backed Notes. Approximately $63 million of the proceeds of the Asset-Backed Notes were used to refinance the previously issued Asset-Backed Note described in Note C, $25.8 million was paid to the sellers of the Rampage brand, approximately $774,000 was

Iconix Brand Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)—(continued)

September 30, 2006

used to pay costs associated with the debt issuance, $1.4 million was deposited in a liquidity reserve account, and $12 million was deposited in an escrow account for the benefit of the holders of the Asset-Backed Notes, to be used by IPH only for the purchase of additional intellectual property assets. The purchase did not occur prior to November 15, 2005 so IPH redeemed $12 million principal amount of the Asset-Backed Notes in November 2005 with no penalty. Costs associated with the debt issuance have been deferred and are being amortized over the 7-year life of the Asset-Backed Notes.

In accordance with the agreement with UCC (See Note C), an additional 333,333 of the Warrants Shares vested on September 16, 2005 with a fair value of approximately $1.7 million upon consummation of the Rampage acquisition, for which UCC acted as a financial advisor to IPH

On October 17, 2005, the Company filed with the SEC a registration statement covering the resale of the shares of common stock issued in connection with the acquisition of Rampage. The registration statement was declared effective by the SEC on October 27, 2005.

Note E—Acquisition of Mudd

In April 2006, the Company acquired certain assets of Mudd (USA) LLC related to the Mudd brand, including trademarks, intellectual property and related names worldwide, excluding China, Hong Kong, Macau and Taiwan. In consideration for the purchase of the assets, the Company paid the seller $45 million in cash and issued to the seller 3,269,231 restricted shares of the Company common stock. In connection with this acquisition, IPH entered into a license agreement with Mudd (USA) giving Mudd (USA) the exclusive right to use the Mudd trademark in connection with the design, manufacture, sale and distribution of women’s and children’s jeanswear and related products in the United States, in return for which Mudd (USA) has guaranteed IPH a minimum amount of revenues with respect to the royalties due to IPH under its license and royalties due to IPH from all other license agreements assumed by IPH with respect to the Mudd brand for a period of two years. Mudd (USA)’s obligations to IPH under the guarantee and to the Company under other agreements are secured by its pledge of a portion of the cash and shares issued by the Company as consideration in the acquisition. The Company agreed to file a registration statement to allow the seller to publicly sell the shares issued to it in connection with the acquisition and the seller agreed to certain contractual restriction on the sale of the shares by it.

The financing for the purchase of the Mudd brand was accomplished through the private placement on April 11, 2006 by IPH of approximately $136 million principal amount of Asset-Backed Notes. The issuance of the Asset-Backed Notes raised $49 million in new financing for IPH (before giving effect to the payment of expenses in connection with the issuance of the Asset-Backed Notes and required deposits to reserve accounts), and approximately $87 million principal amount of the Asset-Backed Notes was exchanged for notes previously issued by IPH. The Asset-Backed Notes are secured by the intellectual property assets owned by IPH, including those related to the Mudd brand.

The portion of the Asset-Backed Notes representing new financing were used as follows: $45.0 million was paid to the sellers of the Mudd brand, approximately $490,000 was used to pay costs associated with the financing, approximately $2.45 million was placed in a liquidity reserve account, approximately $785,000 was used to pay professional fees associated with the acquisition and approximately $275,000 of which was available for working capital purposes. The costs relating to the $49 million in new financing of approximately $490,000 have been deferred and are being amortized over the 5 year life of the financed debt.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)—(continued)

September 30, 2006

Total purchase price was determined as follows (in thousands, except per share amounts):

Cash paid for acquisition	$45,000
Fair value of 3,269,231 shares of $.001 par value common stock at $14.64 fair market value per share	47,862
Value of 408,334 warrants ($5.98 exercise price for 333,334 and $8.58 exercise price for 75,000) issued as a cost of the acquisition	4,596

Total equity consideration	52,458
Other estimated costs of acquisition, including $990 to be paid after closing	1,775

Total cost of acquisition	$99,233

The purchase price was allocated to the estimated fair value of the assets acquired as follows (in thousands):

Mudd Trademarks	$87,100
Mudd domain name	340
Mudd license agreements	700
Mudd non-compete agreement	1,400
Goodwill	9,693

Total allocated purchase price	$99,233

The licensing contracts are being amortized on a straight-line basis over the remaining contractual period of approximately 2 years, the Mudd domain name is being amortized on a straight-line basis over 5 years, and the value of the non-compete agreement is being amortized on a straight-line basis over 4 years. The goodwill of approximately $9.7 million is subject to a test for impairment on an annual basis. Any adjustments resulting from the finalization of the purchase price allocations will affect the amounts assigned to goodwill.

In accordance with the agreement with UCC (See Note C), an additional 408,334 of the Warrants Shares vested on April 11, 2006 with a fair value of $4.6 million upon consummation of the Mudd acquisition, for which UCC acted as a financial advisor to IPH.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)—(continued)

September 30, 2006

The following unaudited pro-forma information presents a summary of the Company’s consolidated results of operations as if the Joe Boxer, Rampage and Mudd acquisitions and their related financing had occurred on January 1, 2005. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred on January 1, 2005, or which may result in the future.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005*	2006	2005
	(000’s omitted, except per share)
Licensing revenues	$22,113	$13,917	$58,398	$45,891
Operating income	$15,409	$8,844	$35,602	$26,839
Net Income	$7,946	$6,921	$23,752	$17,507

Basic earnings per common share	$0.20	$0.19	$0.60	$0.44

Diluted earnings per common share	$0.18	$0.19	$0.53	$0.41

*	The financial results related to Joe Boxer and Rampage for the three months ended September 30, 2005 was not available and therefore was not included in the pro forma information for the three months ended September 30, 2005.

Note F—Purchase of London Fog trademarks

On August 28, 2006, the Company completed the purchase of the London Fog trademarks and certain related intellectual property assets from London Fog Group Inc. In consideration for the purchase of these assets, the Company paid the seller $30.5 million in cash and issued to the seller 482,423 shares of the Company common stock.

The financing for this acquisition was accomplished through the private placement on August 28, 2006 by IPH of its Asset-Backed Notes, secured by the intellectual property assets owned by IPH (including the London Fog trademarks), together with approximately $3.1 million of the Company’s cash. The issuance of the Asset-Backed Notes raised $29 million in new financing for IPH (before giving effect to the payment of expenses related to their issuance and required deposits to reserve accounts), and approximately $130.9 million principal amount of the Asset-Backed Notes were exchanged for all of the outstanding Asset-Backed Notes previously issued by IPH. The $29 million principal amount of Asset-Backed Notes representing the new financing portion of the private placement were used as follows: $27.5 million was paid to the seller of the London Fog trademarks, approximately $52,500 was used to pay professional fees associated with the trademark purchase, and $1.35 million was deposited in a liquidity reserve account as required by the holder of the Asset-Backed Notes. The costs relating to the $29 million in new financing of approximately $60,000 have been deferred and are being amortized over the 5 year life of the financed debt.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)—(continued)

September 30, 2006

Total purchase price was determined as follows (in thousands, except par value and per share amounts):

Cash paid for acquisition	$30,500
Fair value of 482,423 shares of $.001 par value common stock at $14.73 fair market value per share	7,106

Total equity consideration	37,606
Other estimated costs of acquisition	480

Total cost of acquisition	$38,086

The total cost of this asset purchase was accounted for as the London Fog trademark.

Note G—Financing agreements

Asset-backed notes

In August 2002, IPH, a subsidiary of the Company, issued in a private placement $20 million of Asset-Backed Notes secured by intellectual property assets (trade names, trademarks, license agreements and payments and proceeds with respect thereto) of IPH (such notes and all other notes issued by IPH, the “Asset-Backed Notes”). The Asset-Backed Notes had a 7-year term with a fixed interest rate of 7.93% with quarterly principal and interest payments of approximately $859,000. After funding a liquidity reserve account in the amount of $2.9 million, the net proceeds of the Asset-Backed Notes ($16.2 million) were used by the Company to reduce amounts due by the Company under its then-existing revolving credit facilities. In April 2004, IPH issued an additional $3.6 million in subordinated Asset-Backed Notes secured by its intellectual property assets. The additional borrowing had a maturity date of August 2009, with a floating interest rate of LIBOR + 4.45% and quarterly principal and interest payments and $500,000 of interest prepaid at closing. The net proceeds of $2.9 million were used for general working capital purposes. As of July 22, 2005, the total principal on these notes was approximately $17.5 million, which were refinanced in connection with the Joe Boxer acquisition described below.

In the fiscal quarter ended September 30, 2005, the Company, through IPH, acquired the Joe Boxer brand from Joe Boxer Company, LLC and its affiliates, and the Rampage brand from Rampage Licensing, LLC. See Notes C and D. The financing for the acquisitions was accomplished through two private placements by IPH of Asset-Backed Notes, secured by the intellectual property assets owned by IPH. The combined proceeds of the Asset-Backed Notes, totaling $103 million, were used as follows: approximately $17.5 million was used to refinance previously issued Asset-Backed Notes, $40.0 million was paid to the sellers of the Joe Boxer brand, approximately $25.8 million was paid to the sellers of the Rampage brand, $1.7 million was placed in a liquidity reserve account as required by the holder of the Asset-Backed Notes, approximately $1.8 million was used to pay costs associated with the debt issuance, approximately $200,000 was paid to legal professionals associated with the acquisitions, approximately $4.0 million was available for working capital purposes, and $12 million was deposited in an escrow account for the benefit of the holder of the Asset-Backed Notes, to be used by IPH solely for the purchase of certain intellectual property assets. IPH redeemed $12 million of the Asset-Backed Notes without penalty as the purchase of these intellectual property assets did not occur. Costs associated with the debt issuances of approximately $1.8 million have been deferred and are being amortized using the interest method over the 7 year life of the Asset-Backed Notes.

In April 2006, the Company, through IPH, acquired certain assets of Mudd (USA) LLC (“Mudd (USA)”) related to the Mudd brand, including trademarks, intellectual property and related names worldwide,

Iconix Brand Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)—(continued)

September 30, 2006

excluding China, Hong Kong, Macau and Taiwan. The financing for the acquisition was accomplished through the private placement on April 11, 2006 by IPH of approximately $136 million principal amount of Asset-Backed Notes. The issuance of the Asset-Backed Notes raised $49 million in new financing for IPH (before giving effect to the payment of expenses in connection with the issuance of the Asset-Backed Notes and required deposits to reserve funds), and approximately $87 million principal amount of the Asset-Backed Notes was exchanged for Asset Backed Notes previously issued by IPH. The Asset-Backed Notes are secured by the acquired assets, as well as by other intellectual property assets owned by IPH. The payment of the principal and interest on the Asset-Backed Notes has been made from amounts received by IPH under license agreements with various licensees of the acquired assets and IPH’s other intellectual property assets.

The portion of the Asset-Backed Notes representing new financing were used as follows: $45.0 million was paid to the sellers of the Mudd brand, approximately $490,000 was used to pay costs associated with the financing, approximately $2.45 million was placed in a liquidity reserve account, approximately $785,000 was used to pay professional fees associated with the acquisition and approximately $275,000 of which was available for working capital purposes. The costs relating to the $49 million in new financing of approximately $490,000 have been deferred and are being amortized over the 5 year life of the financed debt.

On August 28, 2006, the Company completed the acquisition of the London Fog trademarks and certain related intellectual property assets from London Fog Group Inc. The financing for this acquisition was accomplished through the private placement on August 28, 2006 by IPH of its Asset-Backed Notes, secured by the intellectual property assets owned by IPH (including the acquired assets), together with approximately $3.1 million of the Company’s funds. The issuance of the Asset-Backed Notes raised $29 million in new financing for IPH (before giving effect to the payment of expenses related to their issuance and required deposits to reserve accounts), and approximately $130.9 million principal amount of the Asset-Backed Notes were exchanged for all of the outstanding Asset-Backed Notes previously issued by IPH. The $29 million principal amount of Asset-Backed Notes representing the new financing portion of the private placement were used as follows: $27.5 million was paid to the seller of the London Fog assets, approximately $112,500 was used to pay costs associated with the issuance of such notes and $1.35 million was deposited in a liquidity reserve account as required by the holder of the Asset-Backed Notes.

Subject to terms of the Asset-Backed Notes, if by April 1, 2006, IPH had not entered into or renewed certain licensing agreement(s) with respect to the Joe Boxer brand that guaranteed certain royalty thresholds, IPH was required to deposit, from revenues generated from the Joe Boxer brand, to a renewal reserve account $3.75 million for each quarter beginning in April 2006. IPH made two deposits of $3.75 million in April 2006, and July 2006. On September 28, 2006, IPH entered into a new agreement with Kmart, which among other things, extended the term of Kmarts license with the Company. This agreement satisfied the criteria specified in the terms of the Asset-Backed Notes, and as such, the Company is not required to make any additional deposits to the renewal reserve. On October 24, 2006, the $7.5 million, which is included in current restricted cash as of September 30, 2006, was returned to the Company, and is no longer restricted.

Cash on hand in the bank account of IPH is restricted at any point in time up to the amount of the next debt principal and interest payment required under the Asset-Backed Notes. Accordingly, $16.1 million and $4.1 million as of September 30, 2006 and December 31, 2005, respectively, have been disclosed as restricted cash within the Company’s current assets. Further, in connection with IPH’s issuance of Asset Backed Notes, a reserve account has been established and the funds on deposit in such account will be applied to the last principal payment with respect to the Asset Backed Notes. Accordingly, $10.6 million and $5.0 million as of September 30, 2006 and December 31, 2005, respectively, have been disclosed as restricted cash within the Company’s other assets.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)—(continued)

September 30, 2006

Interest rates and terms on the outstanding principal amount of the Asset-Backed Notes as of September 30, 2006 are as follows: $56.7 million principal amount bears interest at a fixed interest rate of 8.45% with a 6-year term, $25.2 million principal amount bears interest at a fixed rate of 8.12% with a 6- year term, and $78 million principal amount bears interest at a fixed rate of 8.99% with a 6 1/2 year term There are no principal payments required with respect to $49 million in new financing in the first year.

Neither the Company nor any of its subsidiaries (other than IPH) is obligated to make any payment with respect to the Asset-Backed Notes, and the assets of the Company and its subsidiaries (other than IPH) are not available to IPH’s creditors. The assets of IPH are not available to the creditors of the Company or its subsidiaries (other than IPH).

The Kmart Note

In connection with the acquisition of Joe Boxer in July, 2005, the Company assumed a promissory note, dated August 13, 2001 in the amount of $10.8 million that originated with the execution of the exclusive license with Kmart Stores, Inc. by the former owners of Joe Boxer (the “Kmart Note”). The Kmart Note provides for interest at 5.12% and is payable in three (3) equal annual installments, on a self-liquidating basis, on the last day of each year commencing on December 31, 2005 and continuing through December 31, 2007. Payments due under the Kmart Note may be off-set against any royalties owed under the Kmart License. As of September 30, 2006, the outstanding balance of the note was $7.4 million. The Kmart Note may be pre-paid without penalty.

The following is a summary of debt maturities for the periods indicated that existed as of September 30, 2006 (amounts in thousands):

Debt Maturities	Total	2006	2007-2008	2009-2010	After 2010
Kmart Note	$7,377	$3,596	$3,781	$—	$—
Sweet Note (See Notes H and I)	3,112	—	—	—	3,112
Asset-backed Notes	159,942	21,953	41,736	49,525	46,728

Total Debt Maturities	$170,431	$25,549	$45,517	$49,525	$49,840

Note H—Commitments and contingencies

Sweet Sportswear/Unzipped litigation

On August 5, 2004, the Company, along with its subsidiaries, Unzipped Apparel LLC (“Unzipped”), Michael Caruso & Co. Inc. and IPH (collectively referred to as the “plaintiffs”), commenced a lawsuit in the Superior Court of California, Los Angeles County, against Unzipped’s former manager, former supplier and former distributor, Sweet Sportswear LLC (“Sweet”), Azteca Production International, Inc. (“Azteca”), and Apparel Distribution Services, LLC (“ADS”), respectively, and a principal of these entities and former member of the Company’s board of directors, Hubert Guez (collectively referred to as the “defendants”). Plaintiffs amended their complaint on November 22, 2004. In the amended complaint, plaintiffs alleged that defendants fraudulently induced them to purchase Sweet’s 50% interest in Unzipped for an inflated price, that Sweet and Azteca committed material breaches of the Unzipped management agreement and supply and distribution agreements, described below, and that Mr. Guez materially breached his fiduciary obligations to the Company while a member of its Board of Directors. Also, plaintiffs alleged that defendants have imported, distributed and sold goods bearing the Company’s Bongo trademarks in violation of federal and California law. Plaintiffs sought

Iconix Brand Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)—(continued)

September 30, 2006

damages in excess of $50 million. Defendants filed a motion to dismiss certain of the claims asserted in the amended complaint, which was denied by the Court in its entirety on February 7, 2005.

By order dated June 8, 2006, the Court entered summary judgment in defendants’ favor with respect to plaintiffs’ fraud claims asserted within plaintiffs’ amended complaint. However, by order dated July 19, 2006, the Court granted plaintiffs’ request to assert new fraud claims via a second amended complaint. Plaintiffs’ second amended complaint also incorporates the non-fraud claims asserted within plaintiffs’ amended complaint, and seeks damages in excess of $50 million.

On March 10, 2005, Sweet, Azteca and ADS (collectively referred to as the “cross-complainants”), filed an answer to plaintiffs’ amended complaint and a cross-complaint against plaintiffs and the Company’s chief executive officer, Neil Cole (collectively referred to as the “cross-defendants”), seeking compensatory, punitive and exemplary damages and litigation costs, as well as the establishment of a constructive trust for their benefit. The cross-complainants alleged that some or all of the cross-defendants breached the Unzipped management agreement and supply and distribution agreements; that IPH and Mr. Cole interfered with Sweet’s performance under the Unzipped management agreement; and that the Company, Caruso and Mr. Cole interfered with cross-complainants’ relationships with Unzipped and caused Unzipped to breach its agreements with Azteca and ADS. Cross-complainants also alleged that some or all of the Company, Caruso and Mr. Cole fraudulently induced Sweet to sell its 50% interest in Unzipped to the Company for a deflated price and accept the 8% senior subordinated note in the principal amount of $11 million that the Company issued to Sweet in connection therewith.

The Company had previously entered into a management agreement with Sweet wherein Sweet guaranteed that the net income of Unzipped, as defined, would be no less than $1.7 million for each year during the term. In the event that this guaranteed amount of net income was not met, Sweet was obligated to pay the difference between the actual net income, as defined, and such guaranteed amount, referred to as the shortfall payment. The cross-complaint alleged that the Company breached its obligations to Sweet arising under the Company’s 8% note to Sweet by, among other things, understating Unzipped’s earnings for the fiscal year ended January 31, 2004 and the first three quarters of the fiscal year ended January 31, 2005 for the purpose of causing Unzipped to fall short of the guaranteed net income amount for these periods, and improperly offsetting the shortfall payment against the note. Lastly, the cross-complaint alleged that the understatements in Unzipped’s earnings and offsets against the 8% note were incorporated into the Company’s public filings for the periods identified above, causing it to overstate materially its earnings and understate its liabilities for such period with the effect of improperly inflating the public trading price of the Company’s common stock.

Cross-defendants filed a motion to dismiss certain of the claims asserted in the cross-complaint, and, on June 28, 2005, the Court granted cross-defendants’ motion in part. On July 22, 2005, cross-complainants amended their cross-complaint, omitting their previously asserted claim that some or all of the Company, Caruso and Mr. Cole fraudulently induced Sweet to sell its 50% interest in Unzipped for a deflated price and accept the 8% note. Although the amended cross-complaint no longer sought relief for this purported fraud, the substance of the allegations remained largely unchanged and cross-complainants’ alleged that they were entitled to equivalent relief because cross-defendants’ actions instead constituted a breach of fiduciary duty.

Cross-defendants filed a motion to dismiss certain of the claims asserted in the amended cross-complaint, and, on October 25, 2005, the Court granted cross-defendants’ motion in part, dismissing all claims asserted against Mr. Cole along with the cross-complainants’ sole remaining fraud claim. On March 24, 2006, cross-defendants filed a motion seeking the dismissal of cross-complainants’ claim for breach of fiduciary duty, and on June 21, 2006, the Court dismissed this claim.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)—(continued)

September 30, 2006

The remaining cross-defendants deny cross-complainants’ allegations and intend to vigorously defend against the amended cross-complaint.

Sweet/Cole litigation

On May 11, 2006, Sweet commenced a related lawsuit in the Superior Court of California, Los Angeles County, against Mr. Cole and the Company’s independent registered public accountants. In this lawsuit, Sweet alleges that Mr. Cole and the Company’s accountants induced the breach of and/or interfered with the Unzipped management agreement, the Company’s 8% note to Sweet and an engagement agreement entered into between Sweet, on behalf of Unzipped, and the Company’s accountants whereby they agreed to audit Unzipped’s financial performance for the year ended January 31, 2004. Sweet alleges that Mr. Cole and the accountants agreed to inaccurately certify the value of Unzipped’s inventory and thereby improperly enabled the Company to avoid payments required under the 8% note. Predicated upon a motion to dismiss filed by Mr. Cole, on October 24, 2006 Mr. Cole was dismissed from this lawsuit.

Bader/Unzipped litigation

On November 5, 2004, Unzipped commenced a lawsuit in the Supreme Court of New York, New York County, against Unzipped’s former president of sales, Gary Bader, alleging that Mr. Bader breached certain fiduciary duties owed to Unzipped as its president of sales, unfairly competed with Unzipped and tortuously interfered with Unzipped’s contractual relationships with its employees. On October 5, 2005, Unzipped amended its complaint to assert identical claims against Bader’s company, Sportswear Mercenaries, Ltd. On October 14, 2005, Bader and Sportswear Mercenaries filed an answer containing counterclaims to Unzipped’s amended complaint, and a third-party complaint against The Company and Mr. Cole, seeking unspecified damages in excess of $4 million. On December 2, 2005, the Company, together with Unzipped and Mr. Cole, filed motions seeking the dismissal of the majority of the claims asserted against them by Bader and Sportswear Mercenaries. By order dated June 9, 2006, the Court granted these motions in their entirety, thereby dismissing The Company and Mr. Cole from this litigation. Unzipped denies the one remaining claim asserted against it, a claim that it failed to pay Bader and Sportswear Mercenaries $72,000 in commissions and bonuses, and intends to vigorously defend against such claim.

Redwood Shoe litigation

In January 2002, Redwood Shoe Corporation, one of the Company’s former buying agents of footwear, filed a complaint in the U.S. District Court for the Southern District of New York, alleging that the Company breached various contractual obligations to Redwood and seeking to recover damages in excess of $20 million plus its litigation costs. The Company filed a motion to dismiss certain counts of the complaint based upon Redwood’s failure to state a claim, in response to which Redwood has filed an amended complaint. The Company also moved to dismiss certain parts of the amended complaint. The magistrate assigned to the matter granted, in part, the Company’s motion to dismiss. By Order dated November 28, 2005, the District Court adopted the Magistrate’s ruling in its entirety, dismissing approximately $20 million of Redwood’s asserted claims. On December 14, 2005, the Company filed an answer asserting 13 counterclaims against Redwood and Redwood’s affiliate, Mark Tucker, Inc., or MTI. On the same date, the Company filed a motion to have MTI joined with Redwood as a defendant in the action, and that motion was granted by the District Court. MTI filed a motion seeking to have all of the counterclaims asserted against it dismissed. Redwood has filed a motion seeking the dismissal of certain of these counterclaims. These motions are pending before the District Court.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)—(continued)

September 30, 2006

The Company intends to vigorously defend the lawsuit, and to vigorously prosecute the claims it has asserted against Redwood and MTI. At September 30, 2006 and December 31, 2005, the payable to Redwood totaled approximately $1.8 million which is subject to any claims, offsets or other deductions the Company may assert against Redwood, and was reflected in the Company’s consolidated financial statements under “Accounts payable, subject to litigation.”

The Bongo Apparel, Inc. litigation

On or about June 12, 2006, one of the Company’s licensees, Bongo Apparel, Inc., or BAI, filed suit in the Supreme Court of the State of New York, County of New York, against the Company and its subsidiary, IPH. In its amended complaint, BAI alleges that the Company and IPH engaged in conduct that damaged the Bongo apparel brand and/or BAI’s relationships with its customers. BAI asserts various claims of breach of contract, breach of the covenant of good faith and fair dealing, fraudulent inducement, unfair competition, and violation of New York’s General Business Law. It seeks damages of at least $25 million, recovery of its litigation costs, and a declaratory judgment that the Company breached a license agreement between the parties, that BAI is not in breach of that agreement, and that BAI properly terminated that agreement. The Company believes that, in addition to other defenses and counterclaims that it intends to assert, the claims in the lawsuit are the subject of a release and settlement agreement that was entered into by the parties in August 2005, and on or about August 17, 2006, the Company and IPH filed a motion to dismiss the amended complaint based on the release, among other reasons. That motion is currently pending before the Court. The Company has transitioned the Bongo jeans wear license to a new licensee.

The litigation against Bongo Apparel, Inc. and TKO Apparel, Inc.

Additionally, on or about October 6, 2006, the Company and its subsidiary, IPH, filed suit in the United States District Court for the Southern District of New York against BAI and its guarantor, TKO Apparel, Inc. This suit asserts various contract, tort and trademark claims that it asserts arise as a result of the failures of BAI with regard to the Bongo men’s jeans wear business and its wrongful conduct with regard to the Bongo women’s jeans wear business following its entry into the aforementioned release and settlement agreement in August 2005. Additionally, it concerns TKO Apparel, Inc.’s refusal to guarantee BAI’s payment and performance in accordance with its guarantee. The Company and IPH are seeking monetary damages in an amount to be determined at trial and a permanent injunction with respect to the use of the Bongo mark.

Other

From time to time, the Company is also made a party to litigation incurred in the normal course of business. While any litigation has an element of uncertainty, the Company believes that the final outcome of any of these routine matters will not have a material effect on its financial position or future liquidity. Except as set forth herein, the Company knows of no material legal proceedings, pending or threatened, or judgments entered, against any of its directors or officers in their capacity as such.

Note I—Unzipped Apparel, LLC

Equity investment:

On October 7, 1998, the Company formed Unzipped with joint venture partner Sweet, the purpose of which was to market and distribute apparel under the BONGO label. The Company and Sweet each had a 50% interest in Unzipped. Pursuant to the terms of the joint venture, the Company licensed the BONGO trademark to Unzipped for use in the design, manufacture and sale of certain designated apparel products.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)—(continued)

September 30, 2006

Acquisition:

On April 23, 2002, the Company acquired the remaining 50% interest in Unzipped from Sweet for a purchase price of three million shares of the Company’s common stock and $11 million in debt evidenced by the Sweet Note. In connection with the acquisition of Unzipped, the Company filed a registration statement with the SEC for the three million shares of the Company’s common stock issued to Sweet, which was declared effective by the SEC on July 29, 2003.

Related party transactions:

Prior to August 5, 2004, Unzipped was managed by Sweet pursuant to the Management Agreement, pursuant to which Sweet was obligated to manage the operations of Unzipped in return for, commencing in the fiscal year ended January 31, 2004 (“Fiscal 2004”), a management fee based upon certain specified percentages of net income that Unzipped would achieve during the three-year term. In addition, Sweet entered into a Guarantee that the net income, as defined, of Unzipped commencing in Fiscal 2004 would be no less than $1.7 million for each year during the term. In the event that the Guarantee was not met, under the Management Agreement, Sweet was obligated to pay to the Company the difference between the actual net income of Unzipped, as defined, and the Guarantee. The Shortfall Payment could be offset against the amounts due under the Sweet Note at the option of either Sweet or the Company.

Unzipped’s operation has been discontinued since January 31, 2005. For the Current Nine Months, Unzipped had no operations, as compared to a net loss (as defined for the purpose of determining if the Guarantee had been met) of $296,000 in the quarter ended March 31, 2005. Consequently for the Current Nine Months there was no Shortfall Payment, as compared to a Shortfall Payment of $438,000 in the Prior Year Nine Months. The adjusted Shortfall Payment had been recorded in the consolidated income statements as a reduction of Unzipped’s SG&A and on the balance sheet as a reduction of the Sweet Note based upon the right to offset in the Management Agreement. After adjusting for the Shortfall Payment in Prior Year Nine Months, Unzipped reported a net loss of $37,500 on sales of $448,000. Due to the immaterial nature of the related amounts, the net loss of $37,500 from Unzipped was included in the selling, general and administrative expense in the Company’s Condensed Consolidated Income Statements for the Prior Year Nine Months.

On August 5, 2004, Unzipped terminated the Management Agreement with Sweet, the supply agreement with Azteca and the distribution agreement with ADS and commenced a lawsuit against Sweet, Azteca, ADS and Mr. Guez. See Note H.

At September 30, 2006, the Company included in “accounts payable, subject to litigation” amounts due to Azteca and ADS of $847,000 and $2.3 million respectively, the same as reported as of December 31, 2005. See Note H.

In a separate transaction concerning Unzipped with BAI, BAI is the licensee of the BONGO jeans wear business formerly managed by Sweet. Prior to August 26, 2005, BAI managed the operations of Unzipped following the termination of Sweet as the manager on August 5, 2004. In connection with BAI’s license and this transition, the designees of TKO Apparel (an affiliate of BAI) purchased one million shares of the common stock of the Company at a price of $2.20 per share. In a separate transaction, TKO Apparel agreed to lend Unzipped $2.5 million, which the Company repaid in 2005. See Note H.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)—(continued)

September 30, 2006

Note J—Income taxes

The Company accounts for income taxes in accordance with Statement of financial accounting standards No. 109, (“SFAS 109”) “Accounting for income taxes.” Under SFAS No. 109, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. In determining the need for a valuation allowance, management reviews both positive and negative evidence pursuant to the requirements of SFAS No. 109, including current and historical results of operations, the annual limitation on utilization of net operating loss carry forwards pursuant to Internal Revenue Code section 382, future income projections and the overall prospects of the Company’s business. Based upon management’s assessment of all available evidence, including the Company’s completed transition into a licensing business, estimates of future profitability based on projected royalty revenues from its licensees, and the overall prospects of the Company’s business, management is of the opinion that the Company will be able to utilize the deferred tax assets in the foreseeable future, and as such do not anticipate requiring a further valuation allowance. Based on current estimates of pre-tax income for the year ending December 31, 2006, management anticipates a net income tax expense for this year.

Note K—Earnings per share

Basic earnings per share includes no dilution and is computed by dividing earnings attributable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options and warrants. As a result of the Company’s decision to accelerate the vesting of options granted as of December 31, 2005, all options except certain options based on performance became exercisable immediately and were included in the calculation of dilution. At September 30, 2006, 7.8 million options/warrants were outstanding.

The following is a reconciliation of the shares used in calculating basic and diluted earnings per share:

	Three months ended Sep 30,		Nine months ended Sep 30,
	2006	2005	2006	2005
Basic	39,782	32,501	38,075	29,859

Effect of assumed conversions of stock options and warrants	5,036	4,153	5,394	3,212

Diluted	44,818	36,654	43,469	33,071

Note L—Stock options/warrants

Under the Company’s various stock options plans, options to purchase common stock of the Company may be granted to any person, including, but not limited to, employees, directors, independent agents, consultants, attorneys and advisors of the Company by the Board of Directors or by the Company’s Governance Committee. The term of options/warrants range from five to ten years with a vesting period up to five years. The exercise price for options/warrants is the trading price of the common shares of the Company on the NASDAQ Global Market on the day of the grant.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)—(continued)

September 30, 2006

Effective January 1, 2006, the Company adopted Statement No. 123(R), “Accounting for share-based payment” (“SFAS 123(R)”), which requires companies to measure and recognize compensation expense for all stock-based payments at fair value. Under SFAS 123(R), using the modified prospective method, compensation expense is recognized for all share-based payments granted prior to, but not yet vested as of, January 1, 2006.

In December 2005, the Company’s board of directors approved the accelerated vesting of all employee service-based stock options previously granted under the Company’s various non-qualified stock option plans, which would have been unvested as of December 31, 2005. As a result, all options granted as of December 31, 2005, except certain options based on performance became exercisable immediately. The number of shares, exercise prices and other terms of the options subject to the acceleration remain unchanged. The acceleration of such option vesting resulted in an additional $446,000 of compensation expense reflected in pro-forma net income for the prior year, an amount that would have otherwise been recorded as compensation expense in the years ending December 31, 2006 and 2007, but had no impact on compensation recognition in 2005 as the options would have been otherwise vested.

As of September 30, 2006, 7.8 million stock options/warrants were outstanding. The following table includes summary information for stock options/warrants for employees and non-employee directors and consultants for the nine months ended September 30, 2006:

	Shares		Weighted-Average Exercise Price	Aggregate Intrinsic Value
Outstanding at December 31, 2005	9,573,292		$5.09
Granted	1,102,443	*	10.84
Canceled	(1,217,750)		8.71
Exercised	(1,647,110)		6.20
Expired	—		—

Outstanding at September 30, 2006	7,810,875	**	$4.96	$87,030,006
Exercisable at September 30, 2006	6,889,097		$4.21	$82,479,357

*	Includes 40,000 options granted to its employees at the market price and 1,062,443 warrants granted to non-employee consultants in connection with acquisitions. See Notes E and F.
**	Includes 850,000 warrants outstanding at prices ranging from $8.72 to $15.93, and a weighted average exercise price of $10.88 per share, subject to adjustment in certain circumstances. Of these warrants, warrants to purchase 600,000 shares of common stock were immediately exercisable as of September 30, 2006. The warrants expire on dates ranging from August 26, 2012 to June 2, 2016.

The intrinsic value of options exercised during the nine months ended September 30, 2006 was based on the closing prices of the Company’s common stock on the dates of exercise. The aggregate intrinsic value for options outstanding and exercisable at September 30, 2006 was based on the closing price of the Company’s common stock at September 30, 2006, which was $16.10.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)—(continued)

September 30, 2006

Options/warrants outstanding and exercisable at September 30, 2006 were as follows:

	Options/Warrants Outstanding			Options/Warrants Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.24-1.14	426,625	4.00	$1.07	426,625	$1.07
$1.15-1.50	370,500	4.38	$1.25	370,500	$1.25
$1.51-2.50	981,000	6.53	$1.99	981,000	$1.99
$2.51-3.50	2,404,750	4.17	$3.14	2,404,750	$3.14
$3.51-5.00	1,292,750	8.46	$4.62	1,191,082	$4.63
$5.01-10.19	2,335,250	9.26	$9.56	1,515,140	$8.61

	7,810,875	6.70	$4.96	6,889,097	$4.21

In the Current Quarter and Current Nine Months, the Company recorded a $50,000 and $140,000 expense respectively, with an estimated forfeiture rate of 3%, for options granted with a vesting term from the dates of grants through May 2010. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model. The key assumptions used in determining the fair value of the stock options awarded were: expected life for employees ranging from 3-5 years, expected life for non-employees ranging from 3-5 years, risk-free interest rate from 3.0-5.0%, expected volatility from 30-55%, and expected dividend yield of 0%. The Company considers the following factors when estimating the expected lives of options: vesting period of the award, expected volatility of the underlying stock, employees’ historical exercise behavior and external data. The risk-free interest rate reflects the interest rate on zero-coupon U.S. government bonds available at the time each option was granted having a remaining life approximately equal to the option’s expected life. When making assumptions on the expected volatilities, the Company considered the historical volatilities of the Company’s common stock, the volatilities of its peers’ stocks, as well as the judgment of the Company’s management. Based on these assumptions, the weighted-average fair value of each stock option granted was $2.63 for 2005 and $10.84 for the nine months ending September 30, 2006.

The Company has awarded restricted shares of common stock to certain employees. The awards have restriction periods tied to employment and vest over a period of three years. The cost of the restricted stock awards, which is the fair market value on the date of grant net of estimated forfeitures, is expensed ratably over the vesting period. On September 22, 2006, the Company awarded 27,691 restricted shares with a vesting period of 3 years and a fair market value of approximately $450,000.

Unearned compensation expense related to restricted stock grants at September 30, 2006 was $450,000. The expense is expected to be recognized evenly over a period of approximately 3 years.

Prior to the adoption of SFAS 123(R), the Company accounted for its stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for stock issued to employees”, and related interpretations. Accordingly, the compensation cost for stock options had been measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount the employee must pay to acquire the stock. In accordance with the modified prospective transition method, the consolidated financial statements have not been restated to reflect the impact of SFAS 123(R). The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Company’s stock option plans for the three months and nine months ended September 30, 2005.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)—(continued)

September 30, 2006

(in thousands except per share data)	Three months ended Sept 30, 2005	Nine months ended Sept 30, 2005
Net income—as reported	$5,159	$8,457
Add: Stock-based employee compensation included in reported net income	—	—
Deduct: Stock-based employee compensation determined under the fair value based method	(1,209)	(3,649)

Pro forma net income	$3,950	$4,808

Basic earnings per share:
As reported	$0.16	$0.28

Pro forma	$0.12	$0.16

Diluted earnings per share:
As reported	$0.14	$0.26

Pro forma	$0.11	$0.15

Note M—Special charges

During the Current Quarter and Current Nine Months, the Company recorded $632,000 and $1.9 million of special charges in connection with its litigation related to Unzipped, compared to $289,000 and $996,000 in the Prior Year Quarter and Prior Year Nine Months, respectively. See Note H.

Note N—Comprehensive income

Comprehensive income for the nine months was $23,803,000. Included in comprehensive income is $155,000 of other comprehensive income, net of taxes, representing unrealized gain on marketable securities (common stock of Mossimo). See Note B.

Note O—Recent accounting standards

In February 2006, the FASB issued SFAS No. 155, “Accounting for certain hybrid financial instruments—an amendment of FASB Statements No. 133 and 140,” which simplifies accounting for certain hybrid financial instruments by permitting fair value remeasurement for any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation and eliminates a restriction on the passive derivative instruments that a qualifying special-purpose entity may hold. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement (new basis) event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 will have no impact on the Company’s results of operations or its financial position.

In March 2006, the FASB issued SFAS No. 156, “Accounting for servicing of financial assets—an amendment of FASB Statement No. 140,” which establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities by requiring that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 156 will have no impact on the Company’s results of operations or its financial position.

Iconix Brand Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)—(continued)

September 30, 2006

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for uncertainty in income taxes—an interpretation of FASB Statement No. 109,” which establishes that the financial statement effects of a tax position taken or expected to be taken in a tax return are to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have a material impact on the Company’s results of operations or its financial position.

In September 2006, the FASB issued SFAS No. 157, “Fair value measurements,” which establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of SFAS No. 157 is not expected to have a material impact on our results of operations or our financial position.

In September 2006, the FASB issued SFAS No. 158, “Employers’ accounting for defined benefit pension and other postretirement plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires a business entity to recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in comprehensive income in the year in which the changes occur. SFAS No. 158 also requires a business entity to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. As our defined benefit pension plans are currently underfunded and benefits are either frozen or increase only though interest credits, the adoption of SFAS No. 158 will not have a material impact on our results of operations or our financial position.

Note P—Other

In June 2006, the Company agreed to purchase all of the rights, title and interest of certain parties, relating to a 5% interest in the Badgley Mischka trademark (the “Rights”) under the Letter Agreement dated October 29, 2004 between the Company and UCC Funding Corporation (“UCCF”) which UCCF subsequently assigned to certain third parties. The Company purchased from these parties the Rights under the Letter Agreement for $1.5 million, of which $750,000 was paid in cash upon execution of the agreement and the remaining $750,000 was evidenced by the Company’s issuance of promissory notes, which accrue interest at the rate of 6% per annum and mature and become payable on October 31, 2006. The Company allocated approximately $1.35 million of the purchase price to the purchase of the parties’ rights under the Letter Agreement to receive a cash payment calculated under a formula based on the sales price should the Company sell all or substantially all of the acquired Badgley Mischka assets. In addition, the Company allocated the balance of approximately $150,000 relating to its purchase of the parties’ rights under the Letter Agreement to receive a fee of 5% of the gross revenues that the Company derives from the Badgley Mischka trademark and all derivative trademarks.

Note Q—Subsequent events—merger with Mossimo Inc & acquisition of Ocean Pacific

On April 3, 2006, the Company announced that it had entered into a definitive agreement (the “Merger agreement”) to acquire Mossimo, Inc. (“Mossimo”), a public company in the business of licensing the MOSSIMO brand. The Merger Agreement provided for the Company to acquire all of the outstanding shares of

Iconix Brand Group, Inc. and Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)—(continued)

September 30, 2006

Mossimo through a merger (the “Merger”) in consideration for cash and common stock of the Company worth $7.50 per Mossimo share, totaling approximately 15.9 million Mossimo shares as of March 31, 2006, provided, however that if the Company’s common stock does not close at or above $18.71 during the twelve months specified period following the Merger, the Company will issue additional shares of the Company’s common stock such that the total value of the cash and common stock of the Company issued to the Mossimo shareholders in connection with the Merger will be worth $8.50 per Mossimo share.

On April 27, 2006, Mossimo received an unsolicited proposal from Cherokee, Inc. (“Cherokee”) to acquire all of the outstanding shares of Mossimo. While unable to conclude that Cherokee’s proposal was, in fact, a superior proposal within the meaning of the merger agreement, Mossimo’s board agreed to provide information to Cherokee pursuant to a confidentiality agreement as restrictive as the one executed between Mossimo and Iconix. Cherokee and Iconix subsequently entered into a termination and settlement agreement pursuant to which Cherokee agreed to withdraw its proposal (and not to reinstate or make any new offer) to acquire all or substantially all of the capital stock of Mossimo and to terminate, simultaneously with the merger, a finders agreement between Mossimo and Cherokee in respect of Mossimo’s royalties from Target Stores in exchange for Iconix’s agreement to pay Cherokee $33 million upon the closing of the merger.

On June 30, 2006, the Company filed a registration statement with the SEC covering the issuance by the Company of its shares of common stock to the holders of Mossimo common stock in the Merger and the resale of certain of the shares by certain of the Mossimo stockholders. The registration statement was declared effective by the SEC on October 11, 2006. On October 31, 2006, Mossimo shareholders voted and approved the merger and the merger closed on October 31, 2006.

In connection with the Mossimo merger, our wholly owned subsidiary, Mossimo Holdings, which we formed for such purpose and whose activities are limited to acquiring intellectual property assets, exploiting and maintaining such assets and borrowing funds in connection with those activities, obtained a loan from Merrill Lynch Mortgage Capital Inc. in the amount of $90.0 million, secured by the Mossimo trademarks, license agreements, including the proceeds therefrom, and related intellectual property assets, which we simultaneously sold to Mossimo Holdings upon the closing of the merger. The note evidencing this loan bears interest at the variable rate of LIBOR + 5.125% and matures on December 18, 2008, with quarterly principal payments in the first year totaling $10.5 million and in the second year totaling $10.8 million and the balance due at the maturity date of the loan.

On November 6, 2006, we acquired certain of the assets of Ocean Pacific Apparel Corp., a subsidiary of Warnaco Group, Inc., related to the Ocean Pacific brand, associated trademarks, intellectual property and related names worldwide. In consideration for these assets, we paid the seller $10.0 million in cash and issued the seller a note in the principal amount of $44.0 million. The note, which is secured by the acquired assets, matures on December 31, 2006 (subject to extension at our option until January 31, 2007 under certain circumstances) and is payable in, at our option, cash or a combination of cash and shares of our common stock. In connection with this acquisition, we assumed 30 licenses, including 15 international licenses.

MOSSIMO, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Mossimo, Inc.:

We have audited the accompanying consolidated balance sheets of Mossimo, Inc. and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mossimo, Inc. and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Los Angeles, California
March 24, 2006

MOSSIMO, INC.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE DATA)

	December 31,
	2005	2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$19,658	$4,903
Restricted cash	726	413
Investments	—	4,800
Accounts receivable, net	4,372	2,908
Merchandise inventory	101	539
Deferred income taxes	4,004	1,869
Prepaid expenses and other current assets	388	436

Total current assets	29,249	15,868
PROPERTY AND EQUIPMENT, at cost, net of accumulated depreciation and amortization	893	1,117
DEFERRED INCOME TAXES	1,923	6,068
GOODWILL	—	212
TRADENAME	90	112
OTHER ASSETS	79	96

	$32,234	$23,473

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$884	$352
Accrued liabilities	503	809
Accrued commissions	388	258
Accrued bonuses	3,458	206

Total current liabilities	5,233	1,625
DEFERRED RENT	128	135

Total liabilities	5,361	1,760
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock, par value $.001; authorized shares 3,000,000; no shares issued or outstanding	—	—
Common stock, par value $.001; authorized shares 30,000,000; issued and outstanding 15,828,754 at December 31, 2005 and 15,738,442 at December 31, 2004	15	15
Additional paid-in capital	40,222	39,763
Accumulated deficit	(13,364)	(18,065)

Net stockholders’ equity	26,873	21,713

	$32,234	$23,473

See accompanying notes to consolidated financial statements

MOSSIMO, INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

	YEARS ENDED DECEMBER 31,
	2005	2004	2003
Revenue from license royalties and design service fees	$24,298	$18,714	$19,895
Product sales	6,730	1,821	—

Total revenues	31,028	20,535	19,895
Operating expenses:
Cost of product sales	3,993	1,241	—
Selling, general and administrative	20,294	14,843	12,834
Goodwill impairment loss	212	—	—
Settlement costs of disputed commissions	—	71	643

Total operating expenses	24,499	16,155	13,477

Operating earnings	6,529	4,380	6,418
Interest income	420	104	23

Earnings before income taxes	6,949	4,484	6,441
Income taxes	2,248	1,783	1,875

Net earnings	$4,701	$2,701	$4,566

Net earnings per common share:
Basic	$0.30	$0.17	$0.29

Diluted	$0.30	$0.17	$0.29

Weighted average common shares outstanding:
Basic	15,751	15,738	15,613

Diluted	15,784	15,759	15,658

See accompanying notes to consolidated financial statements

MOSSIMO, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(IN THOUSANDS)

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL
	SHARES	AMOUNT
BALANCE, December 31, 2002	15,488	$15	$38,797	$(25,332)	$13,480
Exercise of stock options	250	—	749	—	749
Income tax benefit from exercise of stock options	—	—	217	—	217
Net earnings	—	—	—	4,566	4,566

BALANCE, December 31, 2003	15,738	15	39,763	(20,766)	19,012
Net earnings	—	—	—	2,701	2,701

BALANCE, December 31, 2004	15,738	15	39,763	(18,065)	21,713
Exercise of stock options	90		418		418
Income tax benefit from exercise of stock options			41		41
Net earnings	—	—	—	4,701	4,701

BALANCE, December 31, 2005	15,828	$15	$40,222	$(13,364)	$26,873

See accompanying notes to consolidated financial statements

MOSSIMO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	YEARS ENDED DECEMBER 31,
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$4,701	$2,701	$4,566
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	427	329	257
Inventory write-down	328	—	—
Deferred rent	(7)	—	—
Provision for bad debt	88
Deferred income taxes	1,458	1,171	1,109
Goodwill impairment	212
Changes in:
Restricted cash	—	4,585	(4,585)
Accounts receivable	(1,552)	(876)	(81)
Merchandise inventory	110	(539)	—
Prepaid expenses and other current assets	48	(154)	(158)
Other assets	17	154	(152)
Accounts payable	532	(173)	(407)
Accrued liabilities	287	(569)	181
Accrued commissions	130	(4,993)	2,590
Accrued bonuses	3,252	94	(953)

Net cash provided by operating activities	10,031	1,730	2,367

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of available-for-sale securities	4,800	3,950	—
Purchases of available-for-sale securities	—	(3,750)	(5,000)
Payments for acquisition of property and equipment	(181)	(946)	(129)
Acquisition of Modern Amusement	—	(375)	—

Net cash provided by (used in) investing activities	4,619	(1,121)	(5,129)

CASH FLOWS FROM FINANCING ACTIVITIES:
Restricted cash—certificates of deposit	(313)	(413)	—
Proceeds from issuance of common stock	418	—	749
Payments of loan payable	—	—	(1,066)

Net cash provided by (used in) financing activities	105	(413)	(317)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,755	196	(3,079)
CASH AND CASH EQUIVALENTS, beginning of year	4,903	4,707	7,786

CASH AND CASH EQUIVALENTS, end of year	$19,658	$4,903	$4,707

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for interest	$—	$—	$10

Cash paid during the year for state income taxes	$415	$60	$640

See accompanying notes to consolidated financial statements

MOSSIMO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary business description and significant accounting policies

Mossimo, Inc. (the Company) is a Delaware corporation formed in November 1995, and presently operates as a designer and licensor of apparel and related products. A substantial amount of the Company’s revenue is derived under an agreement with Target Corporation as further described below.

In January 2004 the Company acquired substantially all the assets of Modern Amusement LLC through a wholly owned subsidiary, Modern Amusement, Inc. (“Modern Amusement”). Modern Amusement designs, merchandises, sources, markets, sells and distributes wholesale apparel and related accessories for young men. The products are offered at moderate to upper price points thru traditional specialty store and better department store distribution channels.

Licensing agreements

The Company entered into a multi-year licensing and design services agreement with Target Corporation (“Target”) in March 2000, subsequently amended in February 2002, and in February and June 2003, hereinafter referred to as the “Target Agreement”. Under the terms of the Target Agreement, Target has the exclusive license, for production and distribution through Target stores, of substantially all Mossimo products sold in the United States.

Under the Target Agreement the Company provides design services and has approval rights for product design, marketing and advertising materials. Target collaborates on design and is responsible for product development, sourcing, quality control and inventory management with respect to the Target licensed product line. Target is obligated to pay the Company design service fees and license royalty fees. Total fees payable by Target are based upon a percentage of Target’s net sales of Mossimo branded products, with minimum total guaranteed fees of approximately $9.6 million annually. Target fees are based on net sales achieved multiplied by a rate, as defined in the Target Agreement. The Company pays a 15 percent commission, based on fees received from Target, to a third party who assisted the Company in connection with entering into the initial agreement with Target. The Target Agreement is subject to early termination under certain circumstances. If Target is current with payments of its obligations under the Target Agreement, Target has the right to renew the Target Agreement, on the same terms and conditions, for additional terms of two years each. In January 2003, Target exercised its first renewal option extending the Target Agreement through January 31, 2006. In January 2005, Target exercised its second renewal option extending the Target Agreement through January 31, 2008. The next renewal option could be exercised by Target on or before January 2007, this renewal option could extend the Target Agreement thru January 2010, if it is exercised by Target.

In addition to the Target Agreement, the Company also licenses its trademarks and provides design services outside of the United States, and also licenses its trademarks for use in collections of eyewear and women’s swimwear and body-wear sold in Target stores in the United States.

In May 2002, the Company entered into an agreement with Hudson’s Bay Company. Under the agreement, the Company provided product design services, and granted a license for the Mossimo trademark to Hudson’s Bay Company exclusively in Canada, in return for license royalties and design service fees. Hudson’s Bay Company collaborated on product design, and was responsible for manufacturing, importing, marketing, advertising, selling and distributing merchandise bearing the Mossimo trademark. The initial term of the agreement was three years beginning in May 2002. The agreement expired in May of 2005, we expect to receive royalty payments through the third quarter of 2006. There are no plans to renew the agreement.

MOSSIMO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Basis of presentation

The consolidated financial statements include the accounts of Mossimo, Inc. and its wholly-owned subsidiary, Modern Amusement, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Revenue from license royalties and design service fees are recognized in accordance with the terms of the underlying agreements, which is generally after the design services are performed, and as the licensee achieves sales of the Company’s products. During the periods presented herein, a substantial amount of the Company’s revenue from license royalties and design fees were generated under the Target Agreement under a rate that declines as the contract year progresses and Target achieves certain levels of retail sales. Accordingly, the Company’s revenues from Target decrease as the year progresses. The declining rate is reset each contract year beginning on February 1. Revenue recognized in the first and second quarters of the Company’s calendar year in connection with the Target Agreement is significantly higher than in the third and fourth quarters of the Company’s calendar year due to the declining rates in the Target Agreement. Revenue from license royalties and design service fees are generally collected on a quarterly basis, and they range from one percent to five percent of sales, as defined in the respective agreements.

Modern Amusement recognizes wholesale operations revenue from the sale of merchandise when products are shipped, FOB Modern Amusement’s distribution facilities, and the customer takes title and assumes risk of loss, collection is reasonably assured, pervasive evidence of an arrangement exists, and the sales price is fixed or determinable.

Cash and cash equivalents

Cash and cash equivalents include temporary investment of cash in liquid interest bearing accounts with original maturities of 30 days or less.

Investments

Short-term investments, which consist of market auction rate preferred securities are classified as “available for sale” under the provisions of SFAS No. 115, “Accounting for certain investments in debt and equity securities.” Accordingly, the short-term investments are reported at fair value, with any unrealized gains and losses included as a separate component of stockholders’ equity, net of applicable taxes. Realized gains and losses, interest and dividends are included in interest income. The fair value of the short-term investments approximated cost at December 31, 2004. There were no investments on hand at December 31, 2005.

MOSSIMO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories

We maintain inventories for the Modern Amusement segment of our business. Inventories are valued at the lower of cost (first-in, first-out) or market. The Company continually evaluates its inventories by assessing slow moving current product as well as prior seasons’ inventory. Market value of non-current inventory is estimated based on the impact of market trends, an evaluation of economic conditions and the value of current orders relating to the future sales of this type of inventory. During 2005, the company wrote-down certain inventories by $328,000 to their net realizable value.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful life of the asset, which is generally three to seven years for furniture, fixtures, and equipment. Amortization of leasehold improvements is calculated using the straight line method over the shorter of its useful life or the remaining term of the lease. The Company evaluates the impairment of long-lived assets when certain triggering events occur. If such assets are determined to be impaired, a write-down to fair market value is recorded.

Goodwill and tradename

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB Statement No. 142, Goodwill and Other Intangible Assets. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB Statement No. 144, Accounting for Impairment or Disposal of Long-Lived Assets.

Segments

The Company operates in two business segments: Mossimo and Modern Amusement (Modern). In accordance with SFAS No. 131, “Disclosure about segments of an enterprise and related information”, the Company’s principal segments are divided between the generation of revenues from products and royalties. The Mossimo segment derives its revenues from royalties associated from the use of its brand names primarily with Target. The Modern segment derives its revenues from the design, and distribution of apparel to department stores and other retail outlets, principally throughout the United States.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for income taxes”. Deferred income taxes are provided for temporary differences between the amounts of assets and liabilities for financial and tax reporting purposes. Deferred tax assets are reduced by a valuation allowance when it is estimated to be more likely than not that some portion of the deferred tax assets will not be realized. Accounting for income taxes are further explained in Note 5.

Stock-based compensation

The Company accounts for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, “Accounting for stock issued to employees”, and related interpretations. The Company

MOSSIMO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

follows the pro forma disclosure requirements of SFAS No. 123, “Accounting for stock-based compensation”, which require presentation of the pro forma effect of the fair value based method on net income and net income per share in the financial statement footnotes.

If compensation expense was determined based on the fair value method, the Company’s net earnings and net earnings per share would have resulted in the approximate pro forma amounts indicated below for the years ended December 31, 2005, 2004 and 2003 (in thousands, except per share data):

	2005	2004	2003
	(in thousands, except for per share data)
Net earnings as reported	$4,701	$2,701	$4,566
Add: Stock-based employee compensation expense included in reported net earnings	—	—	—
Deduct: Total stock-based employee compensation expense determined under the fair value method	(63)	(305)	(298)

Pro forma net earnings	$4,638	$2,396	$4,268

Earnings per share:
Basic—as reported	$0.30	$0.17	$0.29
Basic—pro forma	$0.29	$0.15	$0.27
Diluted—as reported	$0.30	$0.17	$0.29
Diluted—pro forma	$0.29	$0.15	$0.27

The fair value of each option grant was estimated as of the grant date using the Black-Scholes option-pricing model for the years ended December 31, 2005, 2004 and 2003, assuming risk-free interest rates of approximately 4.43 percent, 3.7 percent, and 1.9 percent, respectively; volatility of approximately 80 percent, 45 percent, and 50 percent, respectively; zero dividend yield; and expected lives of five years for all periods.

Fair value of financial instruments

The Company’s balance sheets include the following financial instruments: cash and cash equivalents, restricted cash, securities available-for-sale, accounts receivable, accounts payable, accrued liabilities, accrued commissions, and accrued bonuses. The Company considers the carrying value of these instruments to approximate fair value for these instruments because of the relatively short period of time between origination and their expected realization or settlement.

Computation of per share amounts

Basic and diluted earnings per share are computed using the methods prescribed by SFAS 128, “Earnings per Share.” Basic income per share is computed as net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share gives effect to all potential dilutive common share equivalents outstanding during the period. The computation of diluted earnings per share does not assume the exercise of securities that would have an anti-dilutive effect.

MOSSIMO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The computation of basic and diluted earnings per common share for income from continuing operations is as follows (in thousands, except per share data):

	2005	2004	2003
	(in thousands, except for per share data)
Income available to common shareholders—basic and diluted	$4,701	$2,701	$4,566

Basic weighted average common shares	15,751	15,738	15,613
Incremental shares related to stock options	33	21	45

Diluted weighted average common shares	15,784	15,759	15,658

Net earnings per share:
Basic earnings per common share	$0.30	$0.17	$0.29
Diluted earnings per common share	$0.30	$0.17	$0.29
Potential common shares excluded from diluted earnings per share since their effect would be antidilutive—stock options	342	468	554

Impact of recently adopted accounting pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting changes and error corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” This statement applies to all voluntary changes in accounting principle and changes required by an accounting pronouncement where no specific transition provisions are included. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Retrospective application is limited to the direct effects of the change; the indirect effects should be recognized in the period of the change. This statement carries forward without change the guidance contained in APB Opinion No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. However, SFAS No. 154 redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. The provisions of SFAS No. 154 are effective for accounting changes and corrections of errors made in fiscal periods that begin after December 15, 2005, although early adoption is permitted. The Company does not anticipate that the implementation of this standard will have a material impact on its financial condition and results of operations.

In December 2004, the FASB issued SFAS No. 123R (revised 2004), “Share-based payment.” SFAS No. 123R addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using the intrinsic method that is currently used and requires that such transactions be accounted for using a fair value-based method and recognized as expense in the consolidated statement of operations. SFAS No. 123R is effective for the Company on January 1, 2006. Accordingly, the Company will adopt SFAS No. 123R in our first quarter of 2006. See Note 1 Summary of business description and significant accounting policies—stock-based compensation for the pro forma effects of how SFAS No. 123R would have affected results of operations in 2005, 2004 and 2003. We are currently assessing the impact this prospective change in accounting guidance will have on our financial condition and results of operations, but we believe that the impact will not be material.

MOSSIMO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November 2004, the FASB issued SFAS No. 151, “Inventory costs, an amendment of accounting research bulletin No. 43, chapter 4.” SFAS No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) be recorded as current period charges and that the allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. SFAS No. 151 is effective for the Company on January 1, 2006. The Company does not believe that the adoption of SFAS No. 151 will have a material impact on its consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others”. This interpretation clarifies the requirements of a guarantor in accounting for and disclosing certain guarantees issued and outstanding. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued after December 31, 2002. The Company licenses its trademarks, provides design services and has approval rights for product design, marketing and advertising materials under licensing and design service agreements which include certain provisions for indemnifying the licensee. As an element of its standard commercial terms, the Company includes an indemnification clause in its licensing and design services agreements that indemnifies the licensee against liability and damages arising from any claims, suits, damages, or costs relating to the breach of any warranty, representation, term or condition made or agreed to by its licensees involving the manufacture, packaging, distribution, promotion, sale, marketing, advertising or other use of the trademarks under license. We believe that our policies and practices limit our exposure related to the indemnification provisions of the license and design services agreements. For several reasons, including the lack of prior indemnification claims and the lack of monetary liability limit for certain infringement cases under the license and design services agreements, we cannot determine the maximum amount of potential future payments, if any, related to such indemnification provisions.

Reclassifications

Certain reclassifications have been made to conform to current year presentation. These reclassifications have no impact on reported net earnings.

2. Business acquisition

On January 16, 2004, Mossimo, Inc. acquired substantially all the assets of Modern Amusement LLC through a wholly owned subsidiary, Modern Amusement for cash. Modern Amusement designs, merchandises, sources, markets, sells and distributes wholesale apparel and related accessories for young men and young women. The “Modern Amusement” registered brand is principally focused on premium west coast-lifestyle apparel and related accessories. The products are offered at moderate to upper price points through traditional specialty store and higher-end department store distribution channels. The purpose of the acquisition was to diversify the Company’s current design and licensing business of its Mossimo brand product through mass retail distribution channels. The acquisition was accounted for as a purchase whereby the purchase price was allocated to the assets acquired based on fair values. The excess purchase price over the amount allocated to the assets acquired has been allocated to goodwill, in the accompanying consolidated balance sheet at December 31, 2005. In the fourth quarter of 2004, the Company completed the appraisal of Modern Amusement, and allocated $112,000 of the purchase price to tradename, an amortizable intangible asset with a 10-year life. The amortization will be recorded ratably over the 10-year period. The following table summarizes the fair values of the assets acquired at the date of acquisition. Pro forma information is not presented as the impact of this acquisition on the consolidated financial statements is not material.

MOSSIMO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net current assets	$25
Property and equipment	20
Goodwill	212
Trade Name	112
Other assets	6

Assets acquired	$375

The Modern Amusement segment is tested for goodwill impairment on an annual basis at the end of the fourth quarter. Due to the expected continuing investment in the Modern Amusement brand, the cash flow from this reporting segment is expected to be negative until 2008. In December 2005, a goodwill impairment loss of $212,000 was recognized in the Modern Amusement reporting segment. The fair value of that reporting segment was estimated using the expected present value of future cash flows.

The Company also tested the Modern Amusement tradename for impairment. Based on our testing in accordance with FASB Statement No. 144, the tradename was not deemed impaired. The tradename will continue to be amortized over its remaining useful life.

3. Major customer and accounts receivable

A substantial amount of the Company’s revenue and accounts receivable are derived under the Target Agreement. The accounts receivable are held without collateral, and are subject to normal credit risk assumed by the Company. Revenue from license royalties and design service fees from Target were approximately 69% in 2005, 79% in 2004, and 88% in 2003, of total revenue. Accounts receivable from target for 2005 and 2004 were 58% and 59%, respectively, of total accounts receivable.

Modern Amusement extends credit to customers in the normal course of business, subject to established credit limits. Accounts receivable, net, in the consolidated balance sheets, consists of amounts due from customers net of allowance for doubtful accounts. The allowance for doubtful accounts is determined by reviewing accounts receivable aging and evaluating individual customer receivables, considering customers’ financial condition, credit history and current economic conditions. The write-off for bad debts in 2005 was approximately $88,000.

4. Credit facility with bank

The Company established a revolving line of credit with a bank in the amount of $300,000 in February 2004. The line of credit was established to open letters of credit with foreign suppliers for finished goods for Modern Amusement. The line of credit was increased to $400,000 in June of 2004, and subsequently increased to $500,000 in January of 2005 and increased again to $900,000 in May of 2005. The line of credit is secured by three certificates of deposit totaling approximately $726,000. There is no expiration date for this line, and there are no covenants. There is a fee charged per letter of credit opened and closed. Open letters of credit at December 31, 2005 were approximately $875,000.

MOSSIMO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Income taxes

The provision for income taxes consists of the following for the years ended December 31:

	2005	2004	2003
	(IN THOUSANDS)
Current:
Federal	$209	$40	$162
State	581	572	604

	790	612	766

Deferred:
Federal	1,502	1,481	1,032
State	(44)	(310)	77

	1,458	1,171	1,109

Total provision for income taxes	$2,248	$1,783	$1,875

The provision for income taxes may differ from the amount of tax determined by applying the federal statutory rate of 34% to pretax earnings. The components of this difference consist of the following for the years ended December 31:

	2005	2004	2003
	(IN THOUSANDS)
Provision on earnings at federal statutory tax rate	$2,380	$1,518	$2,198
State tax provision, net of federal tax effect	705	260	375
Decrease in valuation allowance	(862)	—	—
Other, including alternative minimum tax	25	5	(698)

Total provision for income taxes	$2,248	$1,783	$1,875

Significant components of the Company’s deferred income taxes are as follows as of December 31, 2005 and 2004:

	2005	2004
	(IN THOUSANDS)
Deferred income tax assets:
Net operating loss carry-forwards	$3,947	$7,631
Related party accrued salary	665	—
Foreign tax credits	371	314
Alternative minimum tax credit	718	521
State minimum tax credit	66	20
Other	405	6

Total	6,172	8,492
Less valuation allowance	(245)	(555)

Total net deferred tax asset	$5,927	$7,937

Current portion	$4,004	$1,869
Long-term portion	1,923	6,068

Total net deferred tax asset	$5,927	$7,937

MOSSIMO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company considers projected taxable income from the Target Agreement and other agreements in deriving its estimate of deferred tax asset recoverability. As a result of the extension of the Target Agreement through January 31, 2008, the reevaluation of its forecasted operating results and resultant taxable income during the extended term of the Target Agreement, management believes realization of its net deferred tax assets is more likely than not.

As of December 31, 2005, the Company has approximately $10.2 million, and $8.2 million of federal and state income tax net operating loss carry forwards, respectively, available to offset future taxable income, which expire in various years through 2022.

In accordance with the Tax Reform Act of 1986, the benefits from net operating losses carried forward may be impaired or limited in certain circumstances. Events which may cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50 percent over a three-year period. The impact of limitations, if any that may be imposed upon future issuances of equity securities cannot be determined at this time.

In addition to the Company’s taxable income being subject to federal, state and local income taxes, the Company may be classified as a “personal holding company” from time to time. Personal holding company status results from more than 50 percent of the value of outstanding stock being owned directly or indirectly by five or fewer individuals, and more than 60 percent of the Company’s income, as defined, being derived from royalties. Personal holding companies are subject to an additional federal tax at a 15 percent tax rate on undistributed after tax earnings.

Over 50 percent of the value of the Company’s outstanding stock is owned by one stockholder. In 2005, 2004 and 2003, less than 60 percent of the Company’s income as defined was derived from license royalties, accordingly the Company is not classified as a personal holding company and is not subject to the personal holding company tax. The Company intends to continue to take appropriate measures to avoid being classified as a personal holding company in future years. However, there can be no assurance that the Company will be successful in its efforts to avoid classification as a personal holding company in the future.

6. Property and equipment

Property and equipment consists of the following at December 31:

	2005	2004
	(IN THOUSANDS)
Furniture and fixtures	$486	$420
Leasehold improvements	1,365	1,282
Equipment	454	422

	2,305	2,124
Accumulated depreciation and amortization	1,412	1,007

	$893	$1,117

7. Employee benefit plans

The Company has a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all full-time employees, and providing for matching contributions by the Company, as defined in the plan. Contributions made to the plan were $13,600 in 2005, $13,300 in 2004 and $14,000 in 2003.

MOSSIMO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. Commitments and contingencies

The Company leases its office and design studio under an operating lease agreement effective through July 2009, providing for annual lease payments of approximately $315,000 in 2006, $324,000 in 2007, $334,000 in 2008, and $196,000 in 2009. Rent expense was approximately $380,000 in 2005, $384,000 in 2004 and $260,000 in 2003.

The Company has a bonus program with its two top executives. Under this program bonuses payable to the Co-Chief Executive Officers’ are determined at the discretion of the Compensation Committee of the Board of Directors, are subject to approval by the Board of Directors, and can not exceed a formula based on a percentage of fees paid by Target to the Company, as defined in the respective bonus plans of these two officers. Bonus expense in connection with the bonus plans of these two officers was $3,340,000 in 2005, $607,000 in 2004 and $1,854,000 in 2003.

We had a dispute over the commissions payable to a third party which relate to our agreement with Target. In June 2003, we had deposited with the court approximately $4,585,000 which was classified as restricted cash. The dispute was resolved in the second quarter of 2004, and the funds were distributed to the third party. As part of the settlement the Company is required to pay a fee to the third party of fifteen percent of applicable revenues from the Target agreement. Fees incurred under this arrangement were $3.2 million in 2005, $2.6 million in 2004 and $2.6 million in 2003. Under this agreement, we have a commission obligation for 15% of fees received from Target for the duration of the Target agreement thru January 2008, and for subsequent extensions if they are exercised by Target. The future commissions are based on the minimum royalty and design fee payment from target of approximately $9.6 million through January 2008.

9. Stockholders’ equity

The Company adopted the Mossimo, Inc. 1995 Stock Option Plan (the “1995 Plan”), which provides for the grant of stock options, stock appreciation rights and other stock awards to certain officers and key employees of the Company and to certain advisors or consultants to the Company. A total of 1,500,000 shares have been reserved for issuance under the 1995 Plan. Options granted thereunder have an exercise price equal to the fair market value of the common stock on the date of grant. In April 2000, the Company amended the 1995 Plan so that an optionee’s vesting in such options automatically terminates when the optionee’s employment with the Company is terminated for reasons other than retirement, disability or death. As of December 31, 2005 there were no shares of common stock under the 1995 Plan that were available for future grant.

The Company’s Non-Employee Directors Stock Option Plan (the “Directors Plan”) provides for the automatic grant to each of the Company’s non-employee directors of (i) an option to purchase 30,000 shares of common stock on the date of such director’s initial election or appointment to the Board of Directors and (ii) an option to purchase 3,000 shares of common stock on each anniversary thereof on which the director remains on the Board of Directors. A total of 250,000 shares have been reserved under the Directors Plan. Options granted thereunder have an exercise price equal to the fair market value of the common stock on the date of grant. As of December 31, 2005 there were no shares of common stock under the Directors Plan that were available for future grant.

MOSSIMO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in shares under option for the 1995 Plan and the Directors Plan (the “Plans”) are summarized as follows for the years ended December 31,

	2005		2004		2003
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Outstanding, beginning of year	685,310	$5.90	625,310	$7.23	992,075	$7.34
Granted	36,000	5.43	210,000	3.77	549,000	4.13
Exercised	(90,312)	4.60	—	—	(250,400)	3.40
Canceled/forfeited	(81,667)	4.15	(150,000)	8.43	(665,365)	6.06

Outstanding, end of year	549,331	6.41	685,310	5.90	625,310	7.23

Options exercisable, end of year	423,331		475,310		281,000

Weighted average fair value of options granted during the year		$3.88		$1.80		$2.18

Outstanding stock options for the Plans at December 31, 2005 consist of the following:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/2005	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/2005	Weighted Average Exercise Price
$ 0.88–$ 1.88	36,000	4.32	$1.71	36,000	$1.71
$ 2.50–$ 3.50	60,000	7.69	3.24	36,667	3.14
$ 3.80–$ 5.43	313,021	6.84	4.63	210,354	4.75
$ 6.42–$ 9.61	100,000	5.55	8.35	100,000	8.35
$10.63–$25.38	40,310	0.64	23.43	40,310	23.43

	549,331	6.08	6.34	423,331	6.98

The Company adopted the Mossimo, Inc 2005 stock Option Plan (the “2005 Plan) to replace the 1995 Plan and the Directors Plan both of which terminated as of December 31, 2005. The 2005 Plan provides for the grant of stock options to certain officers, key employees and non-employee directors. A total of 1,500,000 shares have been reserved for issuance under the 2005 Plan. Options granted under the 2005 Plan will have an exercise price equal to the fair market value of the common stock on the date of grant. Options will be exercisable in accordance with vesting schedules to be established by the Compensation Committee. As of December 31, 2005, no options have been granted under the 2005 Plan.

MOSSIMO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Segment information

The Company operates in two business segments: Mossimo (design and licensing service) and Modern Amusement (Modern) (wholesale men’s apparel). The following tables summarize various financial amounts for each of our business segments (in thousands):

Year ended December 31, 2005	Mossimo	Modern	Total
Revenues	$24,298	$6,730	$31,028
Gross Profit	—	2,737	2,737
Depreciation and Amortization	186	241	427
Selling, general and administrative expenses	16,315	3,979	20,294
Goodwill impairment loss	—	212	212
Operating Income (loss)	7,983	(1,454)	6,529
Interest Income	420	—	420
Total Assets	29,280	2,954	32,234

Year ended December 31, 2004	Mossimo	Modern	Total
Revenues	$18,714	$1,821	$20,535
Gross Profit	—	580	580
Depreciation and Amortization	229	100	329
Selling, general and administrative expenses	12,041	2,802	14,843
Operating Income (loss)	6,601	(2,221)	4,380
Interest Income	104	—	104
Total Assets	20,753	2,720	23,473

The following information should be considered when reading the above table (in thousands):

•	The Company has no inter-segment revenue or expense.

•	Corporate overhead has been allocated to the Mossimo segment.

•	The provision for income tax is not allocated to business segments.

•	All long-lived assets were geographically located in the United States.

•	Revenue from countries other than the United States did not account for 10% or more of total revenue.

•	During 2003, the Company operated only the Mossimo segment.

•	Gross profit is derived by reducing sales of the Modern segment of $6,730 by $3,993 of cost of sales to arrive at a gross profit of approximately $2,737 for 2005. For 2004, sales of the Modern segment were $1,821 reduced by cost of sales of $1,241 to arrive at a gross profit of approximately $580.

•	Operating expenses that have a direct correlation to each segment have been recorded in each respective segment.

MOSSIMO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Valuation and qualifying accounts

As of December 31, 2005 and 2004 there is no allowance for doubtful accounts or sales returns recorded for the Mossimo segment. Changes in the allowances for doubtful accounts, and for sales returns and markdowns for 2002 were as follows:

	BALANCE AT BEGINNING PERIOD	ADDITIONS CHARGED TO COSTS AND EXPENSES	DEDUCTIONS	BALANCE AT END OF PERIOD
	(IN THOUSANDS)
Year ended December 31, 2002—Note(a):
Allowance for doubtful accounts	$207	$—	$(207)	$—
Allowance for sales returns and markdowns	6,229	—	(6,229)	—

Note (a): Deductions reflect the write-off of accounts previously reserved.

As of December 31, 2005 and 2004 there was an allowances for doubtful accounts for the Modern segment. Changes in the allowances for doubtful accounts for 2005 for the Modern segment were as follows:

	BALANCE AT BEGINNING PERIOD	ADDITIONS CHARGED TO EXPENSE	DEDUCTIONS	BALANCE AT END OF PERIOD
	(IN THOUSANDS)
Year ended December 31, 2004:
Allowance for doubtful accounts	$—	$22	$—	$22
Year ended December 31, 2005:
Allowance for doubtful accounts	$22	$88	$—	$110

12. Unaudited interim financial information

The following tables set forth certain selected interim financial data for the Company by quarter for the years ended December 31, 2005 and 2004.

	YEAR ENDED DECEMBER 31, 2005
	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	YEAR
	(IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Total revenues	$8,664	$9,045	$6,771	$6,548	$31,028
Earnings before income taxes(b)	3,081	3,076	755	37	6,949
Provision for income taxes	1,260	848	118	22	2,248
Net earnings	1,821	2,228	637	15	4,701
Net earnings per share:
Basic	$0.12	$0.14	$0.04	$0.00	$0.30
Diluted	0.12	0.14	0.04	0.00	0.30

MOSSIMO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	YEAR ENDED DECEMBER 31, 2004
	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	YEAR
	(IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Total revenues	$6,236	$6,208	$4,934	$3,157	$20,535
Earnings (loss) before income taxes(b)	2,037	1,687	(175)	935	4,484
Provision (benefit) for income taxes	847	680	(50)	306	1,783
Net earnings (loss)	1,190	1,007	(125)	629	2,701
Net earnings (loss) per share:
Basic	$0.08	$0.06	$(0.01)	$0.04	$0.17
Diluted	0.08	0.06	(0.01)	0.04	0.17

Note (a): Included in the fourth quarter of 2005 is an impairment loss of goodwill in the amount of $212,000.

Note (b): Earnings (loss) before income taxes in the fourth quarter of 2004 reflects a reversal of accrued bonuses of $1.13 million.

MOSSIMO, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

MOSSIMO, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE DATA)

(Unaudited)

	September 30, 2006	December 31, 2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$24,471	$19,658
Restricted cash	734	726
Accounts receivable, net	5,911	4,372
Merchandise inventory	431	101
Deferred income taxes	3,223	4,004
Prepaid expenses and other current assets	1,461	388

Total current assets	36,231	29,249
PROPERTY AND EQUIPMENT, at cost, net of accumulated depreciation and amortization	812	893
DEFERRED INCOME TAXES	1,609	1,923
TRADENAME	81	90
OTHER ASSETS	52	79

	$38,785	$32,234

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,060	$884
Accrued liabilities	2,574	503
Accrued commissions	1,368	388
Accrued bonuses	3,304	3,458

Total current liabilities	8,306	5,233
DEFERRED RENT	110	128

Total liabilities	8,416	5,361
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred stock, par value $.001; authorized shares 3,000,000; no shares issued or outstanding	—	—
Common stock, par value $.001; authorized shares 30,000,000; issued and outstanding 16,002,775 at September 30, 2006 and 15,828,754 at December 31, 2005	15	15
Additional paid-in capital	41,364	40,222
Accumulated deficit	(11,010)	(13,364)

Net stockholders’ equity	30,369	26,873

	$38,785	$32,234

See accompanying notes to consolidated financial statements

MOSSIMO, INC.

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

(IN THOUSANDS, EXCEPT PER SHARE DATA)

(Unaudited)

	For the Nine Months September 30,
	2006	2005
Revenue from license royalties and design service fees	$17,023	$19,705
Product sales	5,537	4,775

Total revenues	22,560	24,480
Operating expenses:
Cost of product sales	2,875	2,937
Selling, general and administrative	16,397	14,864

Total operating expenses	19,272	17,801

Operating earnings	3,288	6,679
Interest income	672	232

Earnings before income taxes	3,960	6,911
Income taxes	1,606	2,226

Net earnings	$2,354	$4,685

Net earnings per common share:
Basic	$0.15	$0.30

Diluted	$0.15	$0.30

Weighted average common shares outstanding:
Basic	15,963	15,742

Diluted	16,020	15,770

See accompanying notes to consolidated financial statements

MOSSIMO, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

(Unaudited)

	For the Nine Months Ended September 30,
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$2,354	$4,685
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	243	346
Inventory write-down	108	255
Deferred rent	(18)	(3)
Provision for bad debt	290	49
Deferred income taxes	1,095	1,411
Excess tax benefit from stock-based compensation	(141)	—
Stock-based compensation	144	—
Changes in:
Accounts receivable	(1,829)	(1,692)
Merchandise inventory	(438)	(725)
Prepaid expenses and other current assets	(1,073)	134
Other assets	27	59
Accounts payable	176	1,204
Accrued liabilities	2,212	388
Accrued commissions	980	124
Accrued bonuses	(154)	2,362

Net cash provided by operating activities	3,976	8,597

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of available-for-sale securities	—	4,800
Payments for acquisition of property and equipment	(153)	(132)

Net cash provided by (used in) investing activities	(153)	4,668

CASH FLOWS FROM FINANCING ACTIVITIES:
Restricted cash—certificates of deposit	(8)	(309)
Excess tax benefit from stock-based compensation	141	—
Proceeds from issuance of common stock	857	25

Net cash provided by (used in) financing activities	990	(284)

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,813	12,981
CASH AND CASH EQUIVALENTS, beginning of period	19,658	4,903

CASH AND CASH EQUIVALENTS, end of period	$24,471	$17,884

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for state income taxes	$273	$195

See accompanying notes to consolidated financial statements

MOSSIMO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of presentation

The condensed consolidated financial statements presented herein have not been audited, but include all material adjustments (consisting of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the financial condition, results of operations and cash flows for the periods presented. However, these results are not necessarily indicative of results for any other interim period or for the full year. The condensed consolidated balance sheet data presented herein for December 31, 2005 was derived from the Company’s audited consolidated financial statements for the year then ended, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The consolidated financial statements include the accounts of Mossimo, Inc. and its wholly-owned subsidiary, Modern Amusement, Inc. All significant inter-company balances and transactions have been eliminated in consolidation.

On January 16, 2004, Mossimo, Inc. acquired substantially all the assets of Modern Amusement LLC through a wholly owned subsidiary, Modern Amusement, Inc. (“Modern Amusement”). All inter-company accounts and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain information and footnote disclosures normally included in annual financial statements in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to the Regulations of the Securities and Exchange Commission. The Company believes the disclosures included in the accompanying interim condensed consolidated financial statements and notes thereto are adequate to make the information not misleading, but should be read in conjunction with the financial statements and notes thereto included in our Form 10-K for the year ended December 31, 2005.

As of March 31, 2006, the Company entered into an agreement and plan of merger by and among the Company, Iconix Brand Group, Inc., Moss Acquisition Corp., a wholly-owned subsidiary of Iconix, and Mossimo Giannulli, the Chairman and Co-Chief Executive Officer and 64.6% stockholder of the Company (“Merger Agreement”). Pursuant to the agreement, the Company merged with and into Moss Acquisition Corp., the surviving company, on October 31, 2006. At the time, the Company ceased being a separately traded public company on NASDAQ and its securities were deregistered with the Securities and Exchange Commission.

As consideration for investment banking services provided in connection with Mossimo’s negotiation and evaluation of the proposed merger and any alternative proposals, Mossimo has agreed to pay B. Riley & Co., Inc. an investment banking fee of $600,000. This fee is not contingent on the completion of any transaction. Bryant R. Riley, a director of Mossimo, is chairman and chief executive officer of B. Riley & Co., Inc. This fee was accrued in the first quarter of 2006.

Share-based compensation

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based payment,” (“SFAS 123(R)”) which requires the measurement and recognition of

MOSSIMO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

compensation expense for all share-based payment awards made to employees and directors for employee stock options based on estimated fair values. SFAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for stock issued to employees” (“APB 25”) for periods beginning on or after January 1, 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the relevant provisions of SAB 107 in its adoption of SFAS 123(R).

The Company adopted SFAS 123(R) using the modified prospective method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company’s 2006 fiscal year. The Company’s consolidated financial statements for the nine months ended September 30, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Stock-based compensation expense recognized under SFAS 123(R) for the nine months ended September 30, 2006 was $144,000.

SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s consolidated statement of earnings. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based compensation in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for stock issued to employees”, and related interpretations. The Company followed the pro forma disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation”, which requires presentation of the pro forma effect of the fair value based method on net earnings and net earnings per share in the financial statement footnotes.

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company’s consolidated statement of earnings for the nine months ended September 30, 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested as of December 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123. The Company uses the straight-line single option method of attributing the value of the share-based compensation expense. As stock-based compensation expense recognized in the consolidated statement of earnings for the first, second and third quarter of 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for the periods prior to 2005, the Company accounted for forfeitures as they occurred.

Upon adoption of SFAS 123(R), the Company continues to use the Black-Scholes option pricing model for valuation of share-based awards granted beginning in 2006. The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company’s expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors.

MOSSIMO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

2. Revenue recognition

Revenue from license royalties and design service fees are recognized in accordance with the terms of the underlying agreements, which is generally after the design services are performed, and as the licensee achieves sales of the Company’s products. During the periods presented herein, a substantial amount of the Company’s revenue from license royalties and design fees were generated under the Target Agreement under a rate of 1% to 4% that declines as the contract year progresses and Target achieves certain levels of retail sales. Accordingly, the Company’s revenues from Target decreases as the year progresses. The declining rate is reset each contract year beginning on February 1. Revenue recognized in the first and second quarters of the Company’s calendar year in connection with the Target Agreement is significantly higher than in the third and fourth quarters of the Company’s calendar year due to the declining rates in the Target Agreement. Revenues from license royalties and design service fees under license agreements other than the Target Agreement are generally collected on a quarterly basis, and they range from 2% to 5% of sales, as defined in the respective agreements.

On March 31, 2006, the Company and Target restated the Target Agreement. The restated Target Agreement extends Target’s exclusive license to produce and distribute substantially all Mossimo-branded products sold in the United States, its territories and possessions through Target retail stores or any other retail store or other merchandising activity operated by Target or its affiliates, including direct mail and Internet merchandising until January 31, 2010.

Under the restated Target Agreement, the Company will ensure the availability of Mossimo Giannulli, the Co-Chief Executive Officer of the Company, to provide the services of creative director in connection with Mossimo-branded products sold though Target stores. Target will pay the Company an annual guaranteed minimum fee of $9,625,000 for each contract year (defined as each period from February 1 through January 31 during the term of the agreement), against which Target may charge back and offset certain amounts. As amended, the agreement requires the Company to pay Target a one-time, nonrefundable reimbursement of fees paid by Target related to contract year 2006 revenues in the amount of $6,000,000 on or before June 30, 2006. The payment was made in the second quarter of 2006 in accordance with the terms of the agreement, but was recorded as a reduction in revenue during the first quarter of 2006.

Modern Amusement recognizes wholesale operations revenue from the sale of merchandise when products are shipped, FOB Modern Amusement’s distribution facilities, and the customer takes title and assumes risk of loss, collection is reasonably assured, pervasive evidence of an arrangement exists, and the sales price is fixed or determinable.

3. Inventory

The Company maintains inventories for the Modern Amusement segment. Inventories are valued at the lower of cost (first-in, first-out) or market and are made up primarily of finished goods. The Company continually evaluates its inventories by assessing slow moving current product as well as prior seasons’ remaining inventory. Market value of non-current inventory is estimated based on the impact of market trends, an evaluation of economic conditions and the value of current orders relating to the future sales of this type of inventory. Management makes reserves against such inventory as seen appropriate, which reduces gross margin, operating income and carrying value of inventories.

MOSSIMO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

4. Executive bonus plans

The Company has bonus plans covering two executive officers which are administered by the Compensation Committee of the Board of Directors, and that provide for discretionary bonuses based on the Company’s overall performance, with the total amount of the bonuses not to exceed a percent (as defined) of the excess over the minimum total guaranteed fees, if any, of license royalties paid to the Company under the Target Agreement, and as defined in each of the respective bonus plans. The Company has expensed approximately $3.2 million and $2.4 million for the nine month periods ended September 30, 2006 and 2005, respectively.

5. Income taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes”. Deferred taxes result from the recognition of the income tax benefit to be derived from the Company’s net operating loss carry forward for income taxes purposes.

The Company recorded a provision for income taxes of $1,606,000 for the nine months ended September 30, 2006, compared to a provision for income taxes of $2,226,000 for the nine months ended September 30, 2005. Both provisions approximate the Company’s combined effective rate as estimated for the entire fiscal year, for Federal and California state income taxes. The income tax rate for the nine months ended September 30, 2006 is 41% compared to 32% for the comparable period of the prior year.

At September 30, 2006, the Company has recorded a total net deferred tax asset of $4.83 million, with $3.22 million classified as current in the accompanying condensed consolidated balance sheet, primarily reflecting the extension of the Target Agreement through January 31, 2010. The Company has considered the projected taxable income from the Target Agreement and other agreements in its estimate of deferred tax asset recoverability and has recorded a valuation allowance for its net deferred tax assets of $245,000 as of September 30, 2006. The valuation allowance relates principally to foreign tax credits for which there is uncertainty about their recoverability within the period prior to the expiration of the carryforwards.

The Company has approximately $329,000 and $1.50 million of federal and state income tax net operating loss carry forwards, respectively, available to offset future taxable income which expire in various years through 2022.

In addition to the Company’s taxable income being subject to federal, state and local income taxes, the Company may be classified as a “personal holding company” from time to time. Personal holding company status results from more than 50 percent of the value of outstanding stock being owned directly or indirectly by five or fewer individuals, and more than 60 percent of the Company’s income, as defined, being derived from royalties. Personal holding companies are subject to an additional federal tax at the highest personal income tax rate on undistributed after tax earnings.

Over 50 percent of the value of the Company’s outstanding stock is owned by one stockholder, however it is presently anticipated that in 2006, no more than 60 percent of the Company’s income, as defined, would be derived from license royalties. Accordingly, at this time the Company is not anticipating being classified as a personal holding company at the end of 2006 and the Company intends to continue to take appropriate measures to avoid being classified as a personal holding company at the end of 2006 and beyond. However, there can be no assurance that the Company will be successful in its efforts to avoid classification as a personal holding company at the end of 2006 or in future years.

MOSSIMO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

6. Earnings per share and stock option plans

Basic earnings per share is computed by dividing net earnings available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share includes the effect of potential shares outstanding, including dilutive stock options, using the treasury stock method. Securities excluded from diluted weighted average shares outstanding are comprised of stock options.

The reconciliation between earnings and weighted average shares outstanding for basic and diluted earnings per share is as follows (amounts in thousands, except per share data):

	Nine months ended September 30,
	2006	2005
Net income	$2,354	$4,685
Weighted average number of common shares:
Basic	15,963	15,742
Effect of dilutive securities-stock options	57	28

Diluted	16,020	15,770

Earnings per share:
Basic	$0.15	$0.30
Effect of dilutive securities-stock options	—	—

Diluted	$0.15	$0.30

Excluded securities—antidilutive	100	399

The Company adopted the Mossimo, Inc. 1995 Stock Option Plan (the “1995 Plan”), which provides for the grant of stock options, stock appreciation rights and other stock awards to certain officers and key employees of the Company and to certain advisors or consultants to the Company. In addition, the Company adopted a Non-Employee Directors Stock Option Plan (the “Directors Plan”) that provides for the grant of stock options to non-employee directors. Stock options issued to employees are granted at the market price on the date of grant, generally vest at 33% per year, and generally expire ten years from the date of grant. The Company issues new shares of common stock upon exercise of stock options. This plan expired at the annual meeting held on December 15, 2005, therefore, no additional share will be issued under this plan.

The Company adopted the Mossimo, Inc 2005 stock Option Plan (the “2005 Plan) to replace the 1995 Plan and the Directors Plan both of which terminated as of December 31, 2005. The 2005 Plan provides for the grant of stock options to certain officers, key employees and non-employee directors. A total of 1,500,000 shares have been reserved for issuance under the 2005 Plan. Options granted under the 2005 Plan will have an exercise price equal to the fair market value of the common stock on the date of grant. Options will be exercisable in accordance with vesting schedules to be established by the Compensation Committee. As of September 30, 2006, no options have been granted under the 2005 Plan.

MOSSIMO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

A summary of option activity follows:

	Shares	Weighted Average Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding, at December 31, 2005	554,331	6.34
Granted	—	—
Exercised	(174,021)	4.93
Canceled/forfeited	(25,000)	10.40

Outstanding, at September 30, 2006	355,310	6.72	4.95	$1,022,660

Options exercisable, at September 30, 2006	262,644	7.55	4.91	$699,675

The weighted-average grant-date fair value of options granted during the nine months ended September 30, 2005 was $2.88. The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between our closing stock price on September 30, 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on September 30, 2006. This amount changes based on the fair market value of our stock. Total intrinsic value of options exercised for the nine month period ended September 30, 2006 was $352,000. 10,000 options were exercised during the nine month period ended September 30, 2005. As of September 30, 2006, total unrecognized stock-based compensation expense related to non-vested stock options was approximately $188,000, which is expected to be recognized over a weighted average period of approximately two years.

The following table summarizes stock-based compensation expense, net of tax, related to employee stock options under SFAS 123(R) for the nine months ended September 30, 2006 which was allocated as follows (in thousands):

	Nine months ended September 30,
	2006	2005
Stock-based compensation expense included in operating expenses	$144	$—
Tax benefit	(57)	—

Stock-based compensation expense related to employee stock options, net of tax	$87	$—

As noted above, the impact of net earnings from the adoption of SFAS 123(R) was a reduction in net earnings of $87,000 or $0.00 per diluted share for the nine months ended September 30, 2006. Prior to the adoption of SFAS 123(R), we presented all tax benefits resulting from the exercise of stock options as operating cash flows in our consolidated statement of cash flows. SFAS 123(R) requires such benefits to be recorded as financing cash flows. The impact of this changes in not material to our statement of cash flows.

Before January 1, 2006, the Company accounted for stock-based compensation in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. The Company follows the pro forma disclosure requirements of SFAS No. 123, “Accounting for

MOSSIMO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

stock-based compensation”, which requires presentation of the pro forma effect of the fair value based method on net earnings and net earnings per share in the financial statement footnotes.

If compensation expense was determined based on the fair value method, the Company’s net earnings and earnings per share would have resulted in the approximate pro forma amounts indicated below for the nine month period ended September 30, 2005 (in thousands, except per share data):

Nine months ended September 30, 2005

Net earnings as reported	$4,685

Deduct:
Total stock-based employee compensation expense determined under fair market value based method for all awards, net of related tax effects	(48)

Pro forma net earnings	$4,637

Earnings per share—basic and diluted
As reported—basic	$0.30
As reported—diluted	$0.30
Pro forma—basic	$0.29
Pro forma—diluted	$0.29

The fair value of each option grant was estimated as of the grant date using the Black-Scholes option-pricing model for the nine months ended September 30, 2005, assuming risk-free interest rates of 4.28 percent; volatility of approximately 84 percent; zero dividend yield; and expected lives of 6.50 years.

The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar options, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior. Expected stock price volatility is based on the historical volatility of our stock for the period equal to the expected term. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant with an equivalent remaining term. The Company has not paid dividends in the past and does not currently plan to pay any dividends in the near future.

7. Litigation

On April 12, 2005, Mossimo Giannulli offered to acquire all of the outstanding publicly held common stock of Mossimo at a price of $4.00 per share. Following the announcement, six purported class action lawsuits were filed in the Court of Chancery of the State of Delaware. Each of the complaints asserted that the Mossimo directors breached their fiduciary duties to Mossimo’s stockholders, and sought an injunction preventing the acquisition. On April 19, 2005, the Board of Directors appointed a Special Committee to consider and evaluate Mr. Giannulli’s proposal. The Special Committee retained Houlihan Lokey and Gibson Dunn & Crutcher to serve as the Committee’s independent financial advisor and legal counsel, respectively, with respect to the Committee’s evaluation of Mr. Giannulli’s proposal. On May 27, 2005, the above referenced cases were consolidated under the following caption: In re Mossimo, Inc. Shareholder Litigation, Consolidated Civil Action No.1246-N (the “Delaware Action”).

MOSSIMO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

On April 12, 2006, a purported shareholder class action lawsuit was filed in the Superior Court of the State of California for the County of Los Angeles entitled Laborers’ Local #231 Pension Fund vs. Mossimo, Inc. et al (the “California Action”). The lawsuit alleges that Mossimo and its board of directors breached their fiduciary duties and engaged in self-dealing in approving the merger agreement and seeks, among other relief, to enjoin the proposed merger of the Mossimo with Iconix, the rescission of any agreements entered into in connection with the proposed merger, and costs, including attorney’s fees.

On or about September 26, 2006, Mossimo and other defendants entered into a Memorandum of Understanding (“MOU”) with the Delaware plaintiffs to settle the Delaware Action, subject to final approval of the settlement by the Delaware Chancery Court. The terms of the settlement provide that the Merger Agreement be amended so that the amount of the Termination Fee that Mossimo must pay Iconix if the Merger is terminated prior to the Effective Date (as defined in the Merger Agreement) under the specific circumstances and conditions set forth in the Merger Agreement, will be reduced from $5 million to $3.5 million. The settlement also provides that should Iconix sell Mossimo to an unaffiliated third party in the twelve month period following the effective date of the Merger for consideration of more than 20% greater than the total merger consideration, Iconix and Mossimo will pay liquidated damages to the shareholders in the amount of 30% of all consideration above the 20% increase over the total merger consideration. In addition, certain additional disclosures were made in disclosures to Mossimo’s public shareholders in conjunction with the Merger. The Company also agreed to negotiate in good faith with the plaintiffs’ lead counsel concerning the amount of attorney fees and expenses to be paid, and not to oppose plaintiffs’ lead counsel’s application to the Delaware Chancery Court of up to $800,000 for attorneys’ fees and expense to be paid by Mossimo or its successors. In consideration of these terms, the parties agreed that they would fully and finally release and discharge all claims against each other.

Mossimo and other defendants entered into a settlement letter dated October 27, 2006 with the California plaintiffs in the California Action. Under the terms of this agreement, Mossimo agreed to pay plaintiff’s counsel the sum total of $650,000 in exchange for the California plaintiffs abiding by and agreeing to be bound by the terms of the Delaware settlement once it is approved by the Delaware Chancery Court.

During the third quarter of 2006, the Company accrued for the estimated losses from both the Delaware and California class action cases and recorded a receivable from the Company’s insurance carrier for the amount deemed probable of recovery under the Company’s policy covering these cases. As of September 30, 2006, the Company has an accrual for loss of $1.55 million recorded in accrued liabilities and an insurance proceeds receivable of $700,000 recorded in prepaid expenses and other current assets.

8. Segment information

The Company operates in two business segments: Mossimo (design and licensing services) and Modern Amusement (Modern) (wholesale). The following tables summarize various financial amounts for each of our business segments (in thousands):

Nine months ended September 30, 2006	Mossimo	Modern	Total
Revenues	$17,023	$5,537	$22,560
Gross Profit	—	2,662	2,662
Depreciation and Amortization	81	162	243
Selling, general and administrative expenses	13,451	2,946	16,397
Operating Income (loss)	3,573	(285)	3,288
Interest Income	664	8	672
Total Assets	34,126	4,659	38,785
Capital Expenditures	110	43	153

MOSSIMO, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Nine months ended September 30, 2005	Mossimo	Modern	Total
Revenues	$19,705	$4,775	$24,480
Gross Profit	—	1,838	1,838
Depreciation and Amortization	158	188	346
Selling, general and administrative expenses	11,790	3,074	14,864
Operating Income (loss)	7,915	(1,236)	6,679
Interest Income	232	—	232
Total Assets	27,875	3,831	31,706
Capital Expenditures	54	78	132

The following information should be considered when reading the above table:

•	The Company has no inter-segment revenue or expense.

•	Corporate overhead has been allocated to the Mossimo segment.

•	The provision for income tax is not allocated to business segments.

•	All long-lived assets were geographically located in the United States.

•	Revenue from countries other than the United States did not account for 10% or more of total revenue.

•	For the nine months ended September 30, 2006 sales of the Modern segment were $5.54 million reduced by cost of sales of $2.88 million to arrive at a gross profit of approximately $2.66 million, compared to sales of $4.78 million reduced by cost of sales of $2.94 million to arrive at a gross profit margin of $1.84 million for the nine months ended September 30, 2005.

•	Operating expenses that have a direct correlation to each segment have been recorded in each respective segment.

             Shares

Iconix Brand Group, Inc.

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Lehman Brothers

Lazard Capital Markets

Piper Jaffray

Wachovia Securities

                    , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other expenses of issuance and distribution.

The following table sets forth the estimated costs and expenses paid or to be paid by us in connection with the preparation of this registration statement and the issuance and distribution of the common stock being offered hereby.

SEC registration fees		$24,210
NASD filing fee		$23,500
Printing expenses	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Transfer agent expenses	$	*
Miscellaneous expenses	$	*

Total	$	*

*	To be filed by amendment

Item 15. Indemnification of directors and officers

Section 145 of the Delaware General Corporation Law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director:

(1) for any breach of the director’s duty of loyalty to the corporation or its stockholders,

(2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(3) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the Delaware General Corporation Law, or

(4) for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that all persons who we are empowered to indemnify pursuant to the provisions of Section 145 of the DGCL (or any similar provision or provisions of applicable law at the time in effect), shall be indemnified by us to the full extent permitted thereby. The foregoing right of indemnification shall not be deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise.

Our by-laws provide that we shall indemnify to the fullest extent provided for or permitted by law each of our officers and/or directors involved in, or made or threatened to be made a party to, any action, suit, claim or proceeding, arbitration, alternative dispute resolution mechanism, investigation, administrative or legislative hearing or any other actual, threatened, pending or completed proceeding, whether civil or criminal, or whether formal or informal, and including an action by or in the right of our company or any enterprise, and including appeals therein by reason of the fact that such officer and/or director or such person’s testator or intestate (an “Indemnitee”) (i) is or was a director or officer of our company or (ii) while serving as a director or officer of our company, is or was serving, at our request, as a director, officer, or in any other capacity, of any other enterprise, against any and all judgments, fines, penalties, amounts paid in settlement, and expenses, including attorneys’ fees, actually and reasonably incurred as a result of or in connection with any proceeding, except as provided in Section 2(b) of the By-Laws. Section 2(b) of the by-laws provides that no indemnification shall be made if a judgment or other final adjudication adverse to him or her establishes that such Indemnitee’s acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that such Indemnitee personally gained in fact a financial profit or other advantage to which he or she was not legally entitled. In addition, Section 2(b) provides that no indemnification shall be made with respect to any proceeding initiated by any Indemnitee against our company, or a director or officer of our company, other than to enforce the terms of the indemnification provisions of the by-laws unless such proceeding was authorized by our Board. Further, no indemnification shall be made with respect to any settlement or compromise of any proceeding unless and until we have consented to such settlement or compromise.

Our certificate of incorporation also provides that no director shall be personally liable to our company or our stockholders for any monetary damages for breaches of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to our company or stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

Our employment agreements with Mr. Neil Cole, our chief executive officer, Mr. Andrew Tarshis, our senior vice president and general counsel, and Ms. Deborah Sorell Stehr, our senior vice president—business affairs and licensing, generally provide that we shall indemnify each of them for the consequences of all acts and decisions made by such person while performing services for us. Mr. Cole’s employment agreement also requires that we use our best efforts to obtain directors’ and officers’ liability insurance for him and the employment agreements for Mr. Tarshis and Ms. Stehr provide that such persons will be added to the registrant’s directors’ and officers’ liability insurance.

We have obtained an insurance policy providing for indemnification of officers and directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and conditions.

The indemnification provisions in our certificate of incorporation and bylaws may be sufficiently broad to permit indemnification of our directors and officers for liabilities arising under the Securities Act of 1933.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16. Exhibits

The following exhibits are filed herewith:

Number		Exhibit Title
2.1		Underwriting Agreement.

5	(*)	Opinion of Blank Rome LLP.

23.1		Consent of BDO Seidman, LLP, independent registered public accounting firm of Iconix Brand Group, Inc.

23.2		Consent of BDO Seidman, LLP, independent registered public accounting firm of JBC Holdings, LLC.

23.3		Consent of BDO Seidman, LLP, independent registered public accounting firm of Mudd (USA) LLC.

23.4		Consent of KPMG LLP, independent registered public accounting firm of Mossimo, Inc.

23.5		Consents of Cohn Handler & Co. (related to the financial information for Rampage).

23.6	(*)	Consent of Blank Rome LLP (included in Exhibit 5).

24		Power of Attorney (included on the signature page of the Registration Statement).

*	To be filed by amendment.

Item 17. Undertakings

We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We hereby undertake that:

(1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 9, 2006.

ICONIX BRAND GROUP, INC.

By:	/S/ NEIL COLE
Neil Cole, Chairman of the Board, President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Neil Cole and Warren Clamen his true and lawful attorney-in-fact and agent with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to sign any and all additional registration statements relating to the same offering of securities of the Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/S/ NEIL COLE Neil Cole	Chairman of the Board, Chief Executive Officer and Treasurer (Principal Executive Officer)	November 9, 2006

/S/ WARREN CLAMEN Warren Clamen	Chief Financial Officer (Principal Financial and Accounting Officer)	November 9, 2006

/S/ DREW COHEN Drew Cohen	Director	November 9, 2006

/S/ BARRY EMANUEL Barry Emanuel	Director	November 9, 2006

/S/ MICHAEL GROVEMAN Michael Groveman	Director	November 9, 2006

/S/ STEVEN MENDELOW Steven Mendelow	Director	November 9, 2006

/S/ PETER CUNEO Peter Cuneo	Director	November 9, 2006

/S/ MARK FRIEDMAN Mark Friedman	Director	November 9, 2006

EXHIBIT INDEX

Number		Exhibit Title
2.1	(*)	Underwriting Agreement.

5	(*)	Opinion of Blank Rome LLP.

23.1		Consent of BDO Seidman, LLP, independent registered public accounting firm of Iconix Brand Group, Inc.

23.2		Consent of BDO Seidman, LLP, independent registered public accounting firm of JBC Holdings, LLC.

23.3		Consent of BDO Seidman, LLP, independent registered public accounting firm of Mudd (USA) LLC.

23.4		Consent of KPMG LLP, independent registered public accounting firm of Mossimo, Inc.

23.5		Consents of Cohn Handler & Co. (related to the financial information for Rampage).

23.6	(*)	Consent of Blank Rome LLP (included in Exhibit 5).

24		Power of Attorney (included on the signature page of the Registration Statement).

*	To be filed by amendment.